Filed Pursuant to Rule 424(b)3
File No. 333-144582
PROSPECTUS

Coleman Cable, Inc.
Offer to Exchange
9 7/8% Senior Exchange Notes due 2012
for all Outstanding
9 7/8% Senior Notes due 2012 issued on April 2, 2007

We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal (which together constitute the exchange offer), $120,000,000 aggregate principal amount of our 9 7/8% Senior Exchange Notes due 2012 (the “New Notes”) for the 9 7/8% Senior Notes due 2012 that we issued, subject to resale restrictions, on April 2, 2007 in an aggregate principal amount of $120,000,000 (the “Old Notes” and, collectively with the New Notes, the “Notes”).

The New Notes and the Guarantees

The terms of the New Notes are identical in all material respects to the Old Notes, except that the registration rights and related liquidated damages provisions and the transfer restrictions applicable to the Old Notes are not applicable to the New Notes. The New Notes will be senior unsecured obligations and will rank equally in right of payment with all of our existing and future senior unsecured indebtedness. The New Notes will be guaranteed on a senior unsecured basis by each of our current and future domestic restricted subsidiaries.

The Notes are not traded on any national securities exchange and have no established trading market.

The Exchange Offer

The exchange offer will expire at 5:00 p.m., New York City time, on October 3, 2007, unless extended. Subject to the satisfaction or waiver of specified conditions, we will exchange New Notes for all Old Notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer. Tenders of Old Notes may be withdrawn at any time before the expiration of the exchange offer. We will not receive any proceeds from the exchange offer.

Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the New Notes. The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where the Old Notes were acquired by the broker-dealer as a result of market-making activities or other trading activities during the period beginning on the consummation of the exchange offer and ending on the close of business 180 days after the consummation of the exchange offer, or such shorter period as will terminate when all New Notes held by broker-dealers for their own account have been sold pursuant to this prospectus. See “Plan of Distribution.”

The exchange offer involves risks.  See “Risk Factors” beginning on page 14.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 5, 2007

You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with any information or represent anything not contained in this prospectus, and, if given or made, any such other information or representation should not be relied upon as having been authorized by us. We are not making an offer to sell the New Notes in any jurisdiction where an offer or sale is not permitted.

TRADEMARKS

Our trademarks, service marks and trade names referred to in this prospectus include American Contractor®, Barontm, Booster-in-a-Bag®, CCItm, Clear Signaltm, Coilex®, Cool Colorstm, Corra/Clad®, Extreme Boxtm, Luma-Site®, Maximum Energy®, Oswego Wiretm, Plencote®, Polar-Rig125®, Polar Solar®, Power Station®, Push-Locktm, Quadnector®, Road Power®, Royal®, Seoprene®, Signal®, Tri-Source® and Trinector®, among others.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information you need to consider in deciding whether to participate in the exchange offer. This summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this prospectus. You should read carefully this entire prospectus and should consider, among other things, the matters set forth in the section entitled “Risk Factors” before deciding to participate in the exchange offer. Unless otherwise indicated, “Coleman Cable,” “Coleman,” “we,” “us,” and “our” refer to Coleman Cable, Inc., together with its subsidiaries and predecessors, but does not include Copperfield, references to “Copperfield” are to Copperfield, LLC and its subsidiaries, and references to the combined company are to pro forma combined Coleman Cable and Copperfield. All references to years made in connection with our and Copperfield’s financial information or operating results are to years ended December 31, unless otherwise indicated.

On April 2, 2007, we completed the private offering of an aggregate principal amount of $120,000,000 of the Old Notes. We entered into a registration rights agreement with the initial purchaser of the Old Notes in which we agreed, among other things, to deliver to you this prospectus and to offer to exchange your Old Notes for New Notes with substantially identical terms. You should read the discussion under the heading “Description of the New Notes” for further information regarding the New Notes.

We believe the New Notes issued in the exchange offer may be resold by you without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to certain conditions. You should read the discussion under the heading “The Exchange Offer” for further information regarding the exchange offer and resale of the New Notes.

The Company

We are a leading designer, developer, manufacturer and supplier of electrical wire and cable products in the United States. We supply a broad line of wire and cable products, resulting from our management of more than 22,500 manufacturing and shipping stock keeping units (“SKUs”), which enable us to offer our customers a single source for many of their wire and cable product requirements. As a result of a review of our SKU’s in December 2006, we reduced our historically reported number to those SKU’s used in the last three years. We sell our products to more than 8,300 active customers in diverse end markets, including a wide range of specialty distributors, retailers and original equipment manufacturers (“OEMs”). We believe we possess leading market shares in many of the end markets we serve largely as a result of our broad product line, brand recognition, flexible manufacturing platform and distribution capabilities, and engineering and design expertise.

Our primary product lines include industrial power cable, electronic and communication wire and cable, low voltage cable, assembled wire and cable products and fabricated bare wire products. These include highly engineered cable products to meet customer specific electrical and mechanical requirements ranging from high performance military cables designed for harsh environments, submersible cables designed for underwater environments, and flexible cables designed for aircraft boarding bridges, industrial boom lifts, and wind power turbines.

Our business currently is organized into three reportable segments: electrical/wire and cable distributors; specialty distributors and OEMs; and consumer outlets. Within these segments, we sell our products into multiple channels, including electrical distribution, wire and cable distribution, OEM/government, heating, ventilation, air conditioning and refrigeration (“HVAC/R”), irrigation, industrial/contractor, security/home automation, recreation/transportation, copper fabrication, retail and automotive.

We manufacture our products in six domestic facilities and supplement our production with domestic and international sourcing. We utilize a flexible manufacturing platform whereby a number of our key products can be produced at multiple facilities. We utilize sophisticated inventory modeling capabilities to provide best in class customer service through our four primary distribution centers. As a result, we have the ability to fill diverse orders with a broad array of products within 24 hours.

From 2004 to 2006, our revenues grew from $285.8 million in 2004 to $423.4 million in 2006, an increase of 48.1%. During that same period, operating income grew from $19.2 million in 2004 to $48.6 million in 2006. For the twelve months ended December 31, 2006, our revenues and operating income were $423.4 million and $48.6 million, respectively, compared to $346.2 million and $27.8 million for the twelve months ended December 31, 2005. For the six months ended June 30, 2007 our revenues and operating income were $356.4 million and $22.3 million, respectively, compared to $205.2 million and $27.0 million for the six months ended June 30, 2006.

On April 2, 2007, we acquired all of the equity interests of Copperfield for a total purchase price of $215.4 million, which includes (a) a reduction to the purchase price as a result of the working capital true-up adjustment of $0.5 million and (b) acquisition-related costs of $2.9 million.

Copperfield, one of the largest privately-owned fabricators and insulators of copper electrical wire and cable in the United States, has a diversified customer base and currently has over 450 customers.

In 2006, Copperfield sold more than 12.6 billion feet of insulated copper wire and cable to customers across diversified end markets including the appliance, automotive, electric motor, electrical distribution, recreational vehicle, trailer cable and welding cable sectors. Copperfield services its customers and produces over 41,000 SKUs from its strategically located facilities in Indiana, Texas and Arizona, which together represent more than one million square feet of fabrication and insulation manufacturing and warehousing capacity employing more than 560 non-union employees.

For the years ended December 31, 2006, 2005, and 2004, Copperfield generated net sales of $519.6 million, $202.1 million and $136.7 million, respectively, and net income of $15.7 million, $5.7 million and $5.1 million, respectively. The results of Copperfield have been included in our consolidated results since the date of acquisition. Copperfield has been treated as a limited liability corporation for federal and state income tax purposes. Accordingly, Copperfield’s members, rather than Copperfield itself, have been responsible for federal and substantially all state income tax liabilities arising out of Copperfield’s operations.

Our principal executive offices are located at 1530 Shields Drive, Waukegan, Illinois 60085, and our telephone number is (847) 672-2300. Our web site address is www.colemancable.com.

Summary of the Exchange Offer

The summary below describes the principal terms of the exchange offer. The description below is subject to important limitations and exceptions. Please read the section entitled “The Exchange Offer” in this prospectus, which contains a more detailed description of the exchange offer.

The Exchange Offer	We are offering to exchange $1,000 principal amount of the New Notes, which have been registered under the Securities Act, for each $1,000 principal amount of the Old Notes, which have not been registered under the Securities Act. We issued the Old Notes on April 2, 2007.

In order to exchange your Old Notes, you must tender them before the expiration date (as described herein). All Old Notes that are validly tendered and not validly withdrawn will be exchanged. We will issue the New Notes on or promptly after the expiration date.

You may tender your Old Notes for exchange in whole or in part in integral multiples of $1,000 principal amount.

Registration Rights Agreement	We sold the Old Notes on April 2, 2007 to Wachovia Capital Markets, LLC, the initial purchaser, for resale to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to persons outside the United States under Regulation S. Simultaneously with that sale, we signed a registration rights agreement with the initial purchaser relating to the Old Notes that requires us to conduct this exchange offer.

You have the right under the registration rights agreement to exchange your Old Notes for New Notes. The exchange offer is intended to satisfy such right. After the exchange offer is complete, other than in limited circumstances, you will no longer be entitled to any exchange or registration rights with respect to your Old Notes.

For a description of the procedures for tendering Old Notes, see the discussion under the heading “The Exchange Offer — Procedures for Tendering Old Notes.”

Consequences of Failure to Exchange	If you do not exchange your Old Notes for New Notes in the exchange offer, the Old Notes you hold will remain subject to the restrictions on transfer under the Securities Act and as provided in the Old Notes and in the indenture that governs both the Old Notes and the New Notes. In general, the Old Notes may not be offered or sold unless registered or exempt from registration under the Securities Act, or in a transaction not subject to the Securities Act and applicable state securities laws. We do not plan to register the Old Notes under the Securities Act. See the discussion under the heading “Risk Factors — Risks Related to the Exchange Offer — Holders that do not exchange their Old Notes hold restricted securities, which may restrict their ability to sell their Old Notes.”

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on October 3, 2007, unless we extend it. In that case, the expiration date will be the latest date and time to which we extend the exchange offer. See “The Exchange Offer — Expiration Date; Extensions; Amendments.”

Conditions to the Exchange Offer	The exchange offer is subject to conditions that we may waive in our sole discretion. The exchange offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. See the discussion under the heading “The Exchange Offer — Conditions to the Exchange Offer.”

We reserve the right in our sole discretion, subject to applicable law, at any time and from time to time:

• to terminate the exchange offer if specified conditions have not been satisfied;

• to extend the expiration date, delay the acceptance of the Old Notes and retain all tendered Old Notes, subject to the right of tendering holders to withdraw their tender of Old Notes; and

• to waive any condition or otherwise amend the terms of the exchange offer in any respect. See the discussion under the heading “The Exchange Offer — Expiration Date; Extensions; Amendments.”

Procedures for Tendering Old Notes	If you wish to tender your Old Notes for exchange, you must:

• complete and sign a letter of transmittal according to the instructions contained in the letter of transmittal; and

• forward the letter of transmittal by mail, facsimile transmission or hand delivery, together with any other required documents, to the exchange agent, either with the Old Notes to be tendered or in compliance with the specified procedures for guaranteed delivery of the Old Notes.

Specified brokers, dealers, commercial banks, trust companies and other nominees may also make tenders by book-entry transfer.

Please do not send your letter of transmittal or your Old Notes to us. Those documents should only be sent to the exchange agent. Questions regarding how to tender and requests for information should be directed to the exchange agent. See the discussion under the heading “The Exchange Offer — Exchange Agent.”

Special Procedures for Beneficial Owners	If your Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, we urge you to contact such person promptly if you wish to tender your Old Notes. See the discussion under the heading “The Exchange Offer — Procedures for Tendering Old Notes.”

Withdrawal Rights	You may withdraw the tender of your Old Notes at any time before the expiration date. To do this, you should deliver a written notice of your withdrawal to the exchange agent according to the withdrawal procedures described under the heading “The Exchange Offer — Withdrawal Rights.”

Resales of New Notes	We believe that you will be able to offer for resale, resell or otherwise transfer the New Notes issued in the exchange offer without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

• you are acquiring the New Notes in the ordinary course of your business;

• you are not participating, and have no arrangement or understanding with any person to participate, in the distribution of the New Notes; and

• you are not an affiliate of Coleman Cable, Inc.

Our belief is based on interpretations by the staff of the Securities and Exchange Commission (the “Commission”), as set forth in no-action letters issued to third parties unrelated to us. The staff of the Commission has not considered the exchange offer in the context of a no-action letter, and we cannot assure you that the staff of the Commission would make a similar determination with respect to the exchange offer. If our belief is not accurate and you transfer a New Note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from such requirements, you may incur liability under the Securities Act. We do not and will not assume, or indemnify you against, such liability. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes that such broker-dealer acquired as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale or other transfer of New Notes. A broker-dealer may use this prospectus for an offer to sell, a resale or other transfers of New Notes issued to it in the exchange offer in exchange for Old Notes that were acquired by it as a result of market making or other trading activities. See the discussion under the heading “Plan of Distribution”.

Exchange Agent	The exchange agent for the exchange offer is Deutsche Bank Trust Company Americas. The address, telephone number and facsimile number of the exchange agent are provided under the heading “The Exchange Offer — Exchange Agent,” as well as in the letter of transmittal.

Use of Proceeds	We will not receive any cash proceeds from the issuance of the New Notes. See the section “Use of Proceeds.”

Certain United States Federal Income Tax Considerations	Your participation in the exchange offer generally will not be a taxable exchange for United States federal income tax purposes. You should not recognize any taxable gain or loss or any interest income as a result of the exchange. See the section “Certain United States Federal Income Tax Considerations.”

Summary Description of the New Notes

The summary below describes the principal terms of the New Notes. The terms of the New Notes are identical in all material respects to the terms of the Old Notes, except that the registration rights and related liquidated damages provisions and the transfer restrictions applicable to the Old Notes are not applicable to the New Notes. The New Notes will evidence the same debt as the Old Notes and will be governed by the same indenture. Please read the section entitled “Description of the New Notes” in this prospectus, which contains a more detailed description of the terms and conditions of the New Notes.

Issuer	Coleman Cable, Inc.

Notes Offered	$120.0 million aggregate principal amount of 9 7/8% Senior Notes due 2012.

The New Notes offered hereby will be treated as a single series with the $120,000,000 aggregate principal amount of 9 7/8% notes that we issued on September 6, 2005 (the “Original Notes”) and will have the same terms as those of our Original Notes. However, cash interest will accrue on the New Notes from April 1, 2007, the next interest payment on the Original Notes and the first payment of cash interest following the issue date of the New Notes will be October 1, 2007. The New Notes and our Original Notes will vote as one class under the indenture. In this prospectus, we refer to the Original Notes and the New Notes as the “Outstanding Notes.”

Maturity Date	October 1, 2012.

Interest Payment Dates	We will make interest payments on the New Notes semi-annually, on each April 1 and October 1, beginning on October 1, 2007.

Ranking and Guarantees	The New Notes will be senior unsecured obligations, and all of our current and future domestic restricted subsidiaries will guarantee the New Notes on a senior unsecured basis. See “Description of the New Notes — Note Guarantees.”

The New Notes will rank equally in right of payment with all of our and our guarantors’ existing and future senior unsecured indebtedness and senior to any indebtedness that is expressly subordinated to the

New Notes. The New Notes will be effectively subordinated to all of our and our guarantors’ senior secured indebtedness, including our senior secured revolving credit facility, to the extent of the value of the assets securing that indebtedness. The guarantees will be senior unsecured obligations of the guarantors and will rank equally in right of payment with the guarantors’ existing and future senior unsecured indebtedness and senior to any indebtedness that is expressly subordinated to the guarantees. The guarantees will be effectively subordinated to the guarantors’ secured indebtedness, including their guarantees of our senior secured revolving credit facility, to the extent of the value of the assets securing such indebtedness.

As of June 30, 2007, we and the guarantors had approximately $346.2 million of indebtedness outstanding, of which approximately $100.9 million is secured indebtedness and none of which is subordinated to the New Notes, and as limited by the borrowing base, had approximately $71.2 million of additional borrowings available under our senior secured revolving credit facility. We have no indebtedness that is expressly subordinated to the New Notes or the guarantees.

Optional Redemption	We may redeem some or all of the New Notes at any time on or after October 1, 2008, at redemption prices described in this prospectus under the caption “Description of the New Notes — Redemption.” In addition, before October 1, 2007, we may redeem up to 35% of the original principal amount of the New Notes at a redemption price equal to 109.875% of their aggregate principal amount, plus accrued interest, using the proceeds from certain kinds of equity offerings as described in this prospectus under the caption “Description of the New Notes — Redemption.”

Change of Control	Upon the occurrence of a change of control, we must offer to repurchase the New Notes at 101% of the principal amount of the New Notes, plus accrued and unpaid interest to the date of repurchase. See “Description of the New Notes — Change of Control.”

Certain Covenants	The indenture governing the New Notes contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

• incur additional indebtedness;

• make restricted payments;

• create liens;

• pay dividends;

• consolidate, merge or sell substantially all of our assets;

• enter into sale and leaseback transactions; and

• enter into transactions with affiliates.

These covenants are subject to important exceptions and qualifications which are described in this prospectus under the caption “Description of the New Notes — Certain Covenants.”

No Public Market; PORTAL Trading	The New Notes will not be listed on any securities exchange or included in any automated quotation system. We expect that the notes will be eligible for trading in the PORTAL Market. The initial purchaser has advised us that it currently intends to make a market for the New Notes, as permitted by applicable laws and regulations. However, they are not obligated to do so and may discontinue any such market making activities at any time without notice.

Use of Proceeds	We will not receive any cash proceeds from the exchange offer. For a description of the use of proceeds from the private offering of the Old Notes, see “Use of Proceeds.”

Risk Factors	In deciding whether to participate in the exchange offer, you should consider carefully, along with other matters referred to in this prospectus, the information set forth under the caption “Risk Factors” beginning on page 13.

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA OF COLEMAN

The following table sets forth summary consolidated historical financial data as of the dates and for the periods indicated. The financial data as of December 31, 2005 and 2006 and for each of the three years ended December 31, 2004, 2005 and 2006 are derived from our audited consolidated financial statements and notes thereto, which have been audited by Deloitte & Touche LLP, whose report on certain of these financial statements is included herein. The financial data for the six months ended June 30, 2006 and 2007, respectively, are derived from the unaudited historical consolidated financial statements included elsewhere in the prospectus. The results of Copperfield have been included in our consolidated results since the date of acquisition. The results of operations for the six months ended June 30, 2007 are not necessarily indicative of the results that can be expected for the year ending December 31, 2007.

The unaudited pro forma condensed combined statement of earnings for the six months ended June 30, 2007 and the year ended December 31, 2006 gives effect to the acquisition of Copperfield and the consummation of the Note offering and the Company’s amended and restated senior secured revolving credit facility as if it occurred on January 1, 2006 and combines the historical consolidated statement of income of Coleman for the six months ended June 30, 2007 and the year ended December 31, 2006 and the historical consolidated statement of income of Copperfield from January 1, 2007 through April 1, 2007 and the year ended December 31, 2006. Since Copperfield was acquired on April 2, 2007, their results are included in Coleman’s historical consolidated results from that date through June 30, 2007.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of what the actual combined financial position or results of operations would have been had the acquisition and its financing been completed on the dates described above. The unaudited pro forma condensed combined financial information was prepared using the purchase method of accounting. Accordingly, we have adjusted the historical consolidated financial information to give effect to the consideration issued in connection with the acquisition. Investors are directed not to rely on pro forma net income in making investment decisions.

This information is only a summary and should be read together with “Unaudited Pro Forma Condensed Combined Financial Data” and the historical financial statements, the related notes and other financial information included or incorporated by reference herein.

The data presented below should be read in conjunction with, and are qualified in their entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations for Coleman” and our consolidated financial statements and the notes thereto included in this prospectus.

	Year Ended December 31,				Six Months Ended June 30,
				Pro Forma			Pro Forma
	2004	2005	2006	2006	2006	2007	2007
	(Dollars in thousands)

Statement of Income Data:
Net sales	$285,792	$346,181	$423,358	$916,531	$205,212	$356,414	$477,740
Cost of goods sold	240,260	292,755	341,642	801,745	164,015	311,550	421,260

Gross profit	45,532	53,426	81,716	114,786	41,197	44,864	56,480
Selling, engineering, general and administrative expenses	26,475	25,654	31,760	41,026	13,891	19,485	21,866
Intangible amortization	—	—	—	10,136	—	2,563	3,522
Restructuring charges (credits)(1)	(190)	—	1,396	1,396	319	527	527

Operating income	19,247	27,772	48,560	62,228	26,987	22,289	30,565
Interest expense, net	11,252	15,606	15,933	32,652	8,321	11,224	15,404
Loss on early extinguishment of debt	13,923	—	—	—	—	—	—
Other (income), loss, net	(13)	(1,267)	497	497	(11)	27	27

Income/(Loss) before income taxes	(5,915)	13,433	32,130	29,079	18,677	11,038	15,134
Income tax expense	3,092	2,298	2,771	11,515	774	4,146	5,691

Net income/(loss)	$(9,007)	$11,135	$29,359	$17,564	$17,903	$6,892	$9,443

Other Financial Data:
EBITDA(2)(3)	$10,735	$33,883	$53,497	$88,318	—	—	—

	Historical
	As of December 31,			As of June 30,
	2004	2005	2006	2006	2007
	(Dollars in thousands)

Balance Sheet Data:
Cash and cash equivalents	$1,034	$58	$14,734	$51	$131
Working capital	62,756	90,107	115,083	105,826	198,372
Total assets	197,056	221,388	235,745	238,560	538,266
Total debt	159,727	169,300	122,507	174,314	346,205
Total shareholders’ equity	2,200	13,071	77,841	21,679	86,343

(1)	Restructuring charges include: (i) income of $0.2 million recorded in 2004 reflects the reversal of accruals recorded in prior years, which were deemed to no longer be necessary, (ii) $0.3 million and $1.3 million of costs associated with the closing of the leased manufacturing and distribution facility located in Miami Lakes, Florida for the six months ended June 30, 2006 and the year ended December 31, 2006, respectively, (iii) $0.1 million associated with the closing of the owned facility located in Siler City, North Carolina in 2006, and $0.5 million in the first six months of 2007.

(2)	EBITDA represents net income/(loss) before interest expense, income tax expense and depreciation and amortization expense. We are providing this information to permit a more complete comparative analysis of our operating performance relative to other companies. Other companies may define EBITDA differently, and, as a result, our measure of EBITDA may not be directly comparable to EBITDA of other companies.

We believe that EBITDA is a performance measure commonly reported and widely used by investors and other interested parties as a measure of a company’s operating performance and ability to incur and service debt. Although we use EBITDA as a financial measure to assess the performance of our business, the use of EBITDA is limited because it does not include certain material costs, such as interest and taxes, necessary to operate our business. EBITDA should be considered in addition to, and not as a substitute for, net income in accordance with GAAP as a measure of performance or cash flows from operating activities in accordance with GAAP as a measure of liquidity.

The following is a reconciliation of net income/(loss), as determined in accordance with GAAP, to EBITDA.

	Year Ended December 31,
				Pro Forma
	2004	2005	2006	2006
	(Dollars in thousands)

Reconciliation of Net Income (loss) to EBITDA:
Net income/loss	$(9,007)	$11,135	$29,359	$17,796
Interest expense, net	11,252	15,606	15,933	33,574
Income tax expense	3,092	2,298	2,771	11,667
Depreciation and amortization expense	5,398	4,844	5,434	25,281

EBITDA	$10,735	$33,883	$53,497	$88,318

(3)	Coleman does not compute for reporting purposes EBITDA on a quarterly basis.

SUMMARY HISTORICAL FINANCIAL DATA OF COPPERFIELD

The following table sets forth summary historical financial data, including statement of operations and balance sheet data, as of the dates and for the periods indicated for Copperfield. The financial data for each of the three years ended December 31, 2004, 2005 and 2006 are derived from Copperfield’s audited financial statements and notes thereto which are included in this prospectus. The financial data for the three months ended March 31, 2007 and 2006, respectively, are derived from the unaudited historical consolidated financial statements included elsewhere in the prospectus. The results of operations for the three months ended March 31, 2007 are not necessarily indicative of the results that can be expected for the year ending December 31, 2007. Since April 2, 2007, the results of Copperfield have been included in Coleman’s consolidated results.

The data presented below should be read in conjunction with, and are qualified in their entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations for Copperfield” and Copperfield’s financial statements and the notes thereto included herein.

				Three Months
	Year Ended December 31,			Ended March 31,
	2004	2005	2006	2006	2007
	(Dollars in thousands)

Statement of Operations Data:
Net sales	$136,749	$202,066	$519,594	$109,914	$126,437
Cost of goods sold	114,790	176,356	472,659	99,361	111,884

Gross profit	21,959	25,710	46,935	10,553	14,553
Selling, warehousing, general and administrative expenses	14,647	13,933	19,005	4,816	4,756

Operating income	7,312	11,777	27,930	5,737	9,797
Interest expense, net	2,245	6,093	12,267	2,493	3,157

Net income	5,067	5,684	15,663	$3,244	$6,640

Balance Sheet Data:
Cash and cash equivalents	$23	$102	$3	$4	$3
Working capital (deficit)	(1,588)	(1,406)	5,938	261	(6,399)
Total assets	55,879	106,705	139,421	143,432	138,391
Total members’ equity (deficiency)	14,693	(14,220)	(2,286)	(10,976)	3,201
Other Data:
EBITDA(1)(2)	$11,953	$16,754	$34,821	—	—
Capital expenditures	7,734	7,621	6,468	2,753	579
Cash paid for interest	1,591	4,086	9,949	2,053	2,816
Depreciation and amortization expense of plant, property & equipment and intangibles	4,641	4,977	6,891	1,572	1,888
Net cash provided by (used in) operating activities	10,653	(4,924)	(5,135)	(18,772)	14,689
Net cash (used in) investing activities	(6,020)	(17,967)	(6,468)	(2,753)	(579)
Net cash (used in) provided by financing activities	(4,637)	22,970	11,504	21,427	(14,110)

(1)	EBITDA represents net income before interest expense, and depreciation and amortization expense. EBITDA is a performance measure and liquidity measure used by Copperfield’s management, and Copperfield believes it is commonly reported and widely used by investors and other interested parties as a measure of a company’s operating performance and ability to incur and service debt. Copperfield’s management believes that EBITDA is useful to investors in evaluating Copperfield’s operating performance because it provides a means to evaluate the operating performance of Copperfield’s business on an ongoing basis using criteria that are used by

Copperfield’s internal decision-makers for evaluation and planning purposes, including the preparation of annual operating budgets and the determination of levels of operating and capital investments. In particular, Copperfield’s management believes that EBITDA is a meaningful measure because it allows management to readily view operating trends, perform analytical comparisons and identify strategies to improve operating performance. For example, Copperfield’s management believes that the inclusion of items such as interest expense and interest income can make it more difficult to identify and assess operating trends affecting Copperfield’s business and industry. Copperfield also uses EBITDA in determining management compensation. Furthermore, Copperfield’s management believes that EBITDA is a performance measure that provides investors and other interested parties with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies in Copperfield’s industry. Finally, EBITDA also is a liquidity measurement that is used in calculating financial covenants in our various debt instruments.

EBITDA’s usefulness as a performance measure is limited by the fact that it excludes the impact of interest expense, depreciation and amortization expense and taxes. Copperfield borrows money in order to finance its operations; therefore, interest expense is a necessary element of Copperfield’s costs and ability to generate revenue. Similarly, Copperfield’s use of capital assets makes depreciation and amortization expense a necessary element of Copperfield’s costs and ability to generate income.

Due to these limitations, Copperfield does not, and you should not, use EBITDA as the only measure of Copperfield’s performance and liquidity.

Copperfield also uses, and recommend that you consider, net income in accordance with GAAP as a measure of its performance or cash flows from operating activities in accordance with GAAP as a measure of Copperfield’s liquidity.

The following is a reconciliation of net income, as determined in accordance with GAAP, to EBITDA.

	Year Ended December 31,
	2004	2005	2006
	(Dollars in thousands)

Reconciliation of net income to EBITDA:
Net income	$5,067	$5,684	$15,663
Interest expense	2,245	6,093	12,267
Depreciation and amortization expense of plant, property & equipment and intangibles	4,641	4,977	6,891

EBITDA	$11,953	$16,754	$34,821

The following is a reconciliation of cash flow provided by (used in) operating activities, as determined in accordance with GAAP, to EBITDA.

	Year Ended December 31,
	2004	2005	2006
	(Dollars in thousands)

Net cash flow provided by (used in) operating activities	$10,653	$(4,924)	$(5,135)
Interest expense, net	2,245	6,093	12,267
Accretion of debt discount	(103)	(257)	—
Provision for doubtful accounts	(14)	(119)	(1,088)
Gain (loss) on sale of fixed assets	(578)	(3)	—
Changes in operating assets and liabilities	329	17,339	31,113
Non-cash interest expense	(579)	(1,375)	(2,336)

EBITDA	$11,953	$16,754	$34,821

(2)	Copperfield does not compute for reporting purposes EBITDA on a quarterly basis.

RISK FACTORS

You should carefully consider the following risk factors, in addition to the other information contained in this prospectus, before deciding to participate in the exchange offer. Any of the following risks could have a material adverse effect on our business, financial condition, results or operations, cash flow or ability to make payments on the Notes.

Risks Related to the Exchange Offer

Holders that do not exchange their Old Notes will continue to hold restricted securities, which will restrict their ability to sell their Old Notes.

If you do not exchange your Old Notes for New Notes in the exchange offer, you will continue to be subject to the restrictions on transfer described in the legend on your Old Notes. The restrictions on transfer of your Old Notes arise because we issued the Old Notes in a transaction not subject to the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer to sell the Old Notes if they are registered under the Securities Act and applicable state securities laws or offered or sold pursuant to an exemption from those requirements. If you are still holding any Old Notes after the expiration date of the exchange offer and the exchange offer has been consummated, you will not be entitled to have those Old Notes registered under the Securities Act or to any similar rights under the registration rights agreement, subject to limited exceptions, if applicable. After the exchange offer is completed, we will not be required, and we do not intend, to register the Old Notes under the Securities Act, other than in limited circumstances. In addition, if you exchange your Old Notes in the exchange offer for the purpose of participating in a distribution of the New Notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. To the extent Old Notes are tendered and accepted in the exchange offer, the trading market, if any, for the Old Notes would become proportionately less liquid.

You must comply with the procedures of the exchange offer or you will be unable to receive New Notes.

You are responsible for complying with all exchange offer procedures. If you do not comply with the exchange offer procedures, you will be unable to obtain the New Notes.

We will issue New Notes in exchange for your Old Notes only after we have timely received your Old Notes, along with a properly completed and duly executed letter of transmittal and all other required documents. Therefore, if you want to tender your Old Notes in exchange for New Notes, you should allow sufficient time to ensure timely delivery. Neither we nor the exchange agent has any duty to inform you of any defects or irregularities in the tender of your Old Notes for exchange. The exchange offer will expire at 5:00 p.m., New York City time, on October 3, 2007, or on a later extended date and time as we may decide. See “The Exchange Offer — Procedures For Tendering Old Notes.”

Even if you obtain the New Notes in exchange for your Old Notes, your ability to transfer the New Notes may be restricted.

Based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties, we believe that you may offer for resale, resell and otherwise transfer the New Notes without compliance with the registration and prospectus delivery requirements of the Securities Act, subject to certain limitations. These limitations include that you are not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act, that you acquired your New Notes in the ordinary course of your business and that you are not engaging in and do not intend to engage in, and have no arrangement or understanding with any person to participate in, the distribution of your New Notes. However, we have not requested a no-action letter from the Commission regarding this exchange offer and the Commission might not make a similar determination with respect to this exchange offer. If you are an affiliate of ours, are engaged in or intend to engage in, or have any arrangement or understanding with respect to, a distribution of the New Notes to be acquired in the exchange offer, you will be subject to additional limitations. See “The Exchange Offer — Resales of the New Notes.”

Risks Related to the Notes and our Other Indebtedness

We have significant indebtedness outstanding and may be able to incur additional indebtedness that could negatively affect our business and prevent us from satisfying our obligations under the Notes and our other indebtedness.

We have a significant amount of indebtedness. On June 30, 2007, we had approximately $346.2 million of indebtedness.

Our high level of indebtedness could have important consequences to our debt holders, including the following:

•	it may be difficult for us to satisfy our obligations with respect to the Notes, our senior secured revolving credit facility and our other indebtedness;

•	our ability to obtain additional financing for working capital, capital expenditures, potential acquisition opportunities or general corporate or other purposes may be impaired;

•	a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, reducing the funds available to us for other purposes;

•	it may place us at a competitive disadvantage compared to our competitors that have less debt or are less leveraged; and

•	we may be more vulnerable to economic downturns, may be limited in our ability to respond to competitive pressures and may have reduced flexibility in responding to changing business, regulatory and economic conditions.

Our ability to satisfy our debt obligations will depend upon, among other things, our future operating performance and our ability to refinance indebtedness when necessary. Each of these factors is, to a large extent, dependent on economic, financial, competitive and other factors beyond our control. If, in the future, we cannot generate sufficient cash from operations to make scheduled payments on the Notes or to meet our other obligations, we will need to refinance our existing debt, obtain additional financing or sell assets. Our business may not be able to generate cash flow or we may not be able to obtain funding sufficient to satisfy our debt service requirements.

In addition, we may be able to incur substantial additional indebtedness in the future, which may increase the risks described above. Although the terms governing our senior secured revolving credit facility and the indenture governing these Notes contain restrictions on the incurrence of additional indebtedness, indebtedness incurred in compliance with these restrictions could be substantial. For example, we may borrow additional amounts to fund our capital expenditures and working capital needs or to finance future acquisitions. The incurrence of additional indebtedness could make it more likely that we will experience some or all of the risks associated with substantial indebtedness.

The holders of Notes, which are unsecured and effectively subordinated to all of our and our subsidiary guarantors’ secured indebtedness, would in all likelihood recover ratably less than the lenders of the secured indebtedness in the event of our bankruptcy, liquidation or dissolution.

The Notes are not secured. The Notes are effectively subordinated to our and our subsidiaries’ secured indebtedness to the extent of the value of the assets securing that indebtedness. The holders of the Notes would in all likelihood recover ratably less than the lenders of our and our subsidiaries’ secured indebtedness in the event of our bankruptcy, liquidation or dissolution. As of June 30, 2007, we had approximately $100.9 million of secured indebtedness and the ability to borrow approximately an additional $71.2 million of secured borrowings under our amended and restated senior secured credit facility based on a borrowing base formula.

In addition, the Notes are structurally subordinated to all of the liabilities and other obligations of any subsidiaries that do not guarantee the Notes. In the event of a bankruptcy, liquidation or dissolution of any non-guarantor subsidiaries, holders of their indebtedness, their trade creditors and holders of their preferred equity will generally be entitled to payment on their claims from assets of those subsidiaries before any assets are made available for distribution to us.

Restrictions in the indenture governing the Notes and in our other outstanding debt instruments could limit our ability to engage in activities that may be in our long-term best interests. The failure to comply with these restrictions could result in the acceleration of the related debt and we may not have sufficient funds to make the accelerated payments.

The indenture governing the Notes contains financial and other restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. These covenants limit our ability, among other things, to:

•	incur additional indebtedness;

•	make restricted payments;

•	create liens;

•	pay dividends;

•	consolidate, merge or sell substantially all of our assets;

•	enter into sale and leaseback transactions; and

•	enter into transactions with affiliates.

These covenants are subject to important exceptions and qualifications, which are described in this prospectus under “Description of the New Notes — Certain Covenants.” In addition, our amended and restated senior secured revolving credit facility contains financial and other restrictive covenants, which also are subject to important exceptions and qualifications. See “Description of Certain Indebtedness — Senior Secured Revolving Credit Facility.” We may not be able to comply in the future with these covenants as a result of events beyond our control, such as prevailing economic, financial and industry conditions. Our failure to comply with the obligations contained in the indenture or senior credit facility could result in an event of default that, if not cured or waived, would permit acceleration of the related debt and acceleration of debt under other instruments that (including our senior notes and our amended and restated senior secured revolving credit facility) contain cross-default or cross-acceleration provisions. We are not certain whether we would have, or be able to obtain, sufficient funds to make these accelerated payments.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund capital expenditures and other obligations will depend on our ability to generate cash in the future, which is dependent on our successful financial and operating performance and on our ability to successfully implement our business strategy. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Covenants in our debt agreements restrict our activities and could adversely affect our business.

Our debt agreements, such as the indenture governing the Notes and the agreements governing our amended and restated senior secured credit facility, contain various covenants that limit our ability and the ability of our restricted subsidiaries to engage in a variety of transactions including:

•	incurring additional debt;

•	paying dividends or making other distributions on, redeeming or repurchasing capital stock;

•	making investments or other restricted payments;

•	entering into transactions with affiliates;

•	issuing stock of restricted subsidiaries;

•	selling assets;

•	creating liens on assets to secure debt; and

•	effecting a consolidation or merger.

These covenants limit our operational flexibility and could prevent us from taking advantage of business opportunities as they arise, growing our business or competing effectively. In addition, our new credit facility as presently contemplated will require us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet these financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet these tests.

A breach of any of these covenants or other provisions in our debt agreements could result in an event of default, which if not cured or waived, could result in such debt becoming immediately due and payable. This, in turn, could cause our other debt to become due and payable as a result of cross-acceleration provisions contained in the agreements governing such other debt. In the event that some or all of our debt is accelerated and becomes immediately due and payable, we may not have the funds to repay, or the ability to refinance, such debt. In addition, in the event that the Notes become immediately due and payable as a result of the subordination provisions of the Notes, the holders of the Notes would not be entitled to receive any payment in respect of the Notes until all of our senior secured debt has been paid in full.

We may not have the ability to repurchase the Notes upon a change of control as required by the indenture governing the Notes.

Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all Outstanding Notes at 101% of the principal amount plus accrued and unpaid interest to the date of repurchase. We may not have sufficient funds to make the required repurchase in cash at such time or the ability to arrange necessary financing on acceptable terms. In addition, our ability to repurchase the notes in cash may be limited by law or the terms of other agreements relating to our debt outstanding at the time. If we fail to repurchase any notes submitted in a change of control offer, it would constitute an event of default under the indenture, which could, in turn, constitute an event of default under our other debt instruments, even if the change of control itself would not cause a default. See “Description of the New Notes — Change of Control.”

Federal and state statutes allow courts, under specific circumstances, to void the guarantees of the Notes and require the holders of the Notes to return payments received from the guarantors.

The guarantees of the Notes may be subject to review under United States federal bankruptcy law if a guarantor becomes subject to a bankruptcy proceeding or under state fraudulent transfer laws if the enforceability of the guarantees is contested by a creditor of a guarantor. In applying these laws, if a court were to find that at the time the guarantor issued the guarantee of the Notes:

•	it issued the guarantee to delay, hinder or defraud present or future creditors; or

•	it received less than reasonably equivalent value or fair consideration for issuing the guarantee at the time it issued the guarantee, and it was insolvent or rendered insolvent by reason of issuing the guarantee, and the application of the proceeds, if any, of the guarantee; or

•	it was engaged, or about to engage, in a business or transaction for which its remaining unencumbered assets constituted unreasonably small capital to carry on its business; or

•	it intended to incur, or believed that it would incur, debts beyond its ability to pay as they mature; or

•	it was a defendant in an action for money damages, or had a judgment for money damages docketed against it if, in either case, after final judgment, the judgment is unsatisfied;

then the court could void the obligations under the guarantee, subordinate the guarantee of the Notes to that guarantor’s other debt or take other action detrimental to holders of the Notes.

The measures of insolvency for purposes of bankruptcy and fraudulent transfer laws vary depending upon the law of the jurisdiction that is being applied in any proceeding to determine whether a fraudulent transfer had occurred. Generally, however, a person would be considered insolvent if, at the time it incurred the debt:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

A court would choose the standard to use to determine whether a guarantor was solvent at the relevant time. Regardless of the standard that the court uses, the issuance of the guarantees could be voided or the guarantees could be subordinated to the guarantors’ other debt. The guarantee could also be subject to the claim that, because the guarantee was incurred for the benefit of Coleman Cable, Inc., and only indirectly for the benefit of the guarantor, the obligations of the applicable guarantor were incurred for less than fair consideration. A court could thus void the obligations under the guarantee, subordinate the guarantee to the applicable guarantor’s other debt, or take other action detrimental to holders of the Notes.

If an active trading market does not develop for the New Notes, you may not be able to resell them.

The New Notes have no established trading market. We do not intend to apply for listing of the New Notes on any securities exchange or for quotation of the New Notes on any automated dealer quotation system. The Old Notes are eligible for trading in the PORTAL Market, and although we expect the New Notes to be eligible for trading in the PORTAL Market, it is possible that an active trading market will not develop for the New Notes. The initial purchaser of the Old Notes has made a market in the Old Notes and has informed us that it currently intends to make a market in the New Notes. The initial purchaser, however, is not obligated to do so and may discontinue any such market making at any time without notice. If no active trading market develops, the market price and liquidity of the New Notes may be reduced, and you may not be able to resell your New Notes at their fair market value or at all. The market price and liquidity of the New Notes will depend on various factors, including our ability to effect the exchange offer, prevailing interest rates, the number of holders of the New Notes, the interest of securities dealers in making a market for the New Notes, the overall market for high-yield securities, our operating results and financial performance, and the prospects for companies in our industry generally. Accordingly, it is possible that a market or liquidity will not develop for the New Notes. Historically, the market for non-investment grade debt has been subject to disruptions that have caused price volatility in securities similar to the Notes independent of operating and financial performance of the issuers of these securities. The market for the New Notes, if any, may be subject to similar disruptions, and these disruptions may impede your ability to resell the Notes.

Risks Related to Our Business

Disruptions in the supply of copper and other raw materials used in our products could cause us to be unable to meet customer demand, which could result in the loss of customers and net sales.

Copper is the primary raw material that we use to manufacture our products. Other significant raw materials that we use are plastics, such as polyethylene and polyvinyl chloride, aluminum, linerboard and wood reels. There are a limited number of domestic and foreign suppliers of copper and these other raw materials. We typically have supplier agreements with terms of one to two years for our raw material needs that do not require us to purchase a minimum amount of these raw materials. If we are unable to maintain good relations with our suppliers or if there are any business interruptions at our suppliers, we may not have access to a sufficient supply of raw materials. If we lose one or more key suppliers and are unable to locate an alternative supply, we may not be able to meet customer demand, which could result in the loss of customers and net sales.

Fluctuations in the price of copper and other raw materials, as well as fuel and energy, and increases in freight costs could increase our cost of goods sold and affect our sales and profitability.

The prices of copper and our other significant raw materials, as well as fuel and energy costs, are subject to considerable volatility; this volatility has affected our profitability and we expect that it will continue to do so in the future. For example, from 2004 to 2006, the average selling price of copper cathode on the COMEX increased from $1.29 per pound in 2004 to $3.10 per pound in 2006, an increase of 140.3%. During that same period, our revenues and operating income grew from $285.8 million and $19.2 million, respectively, in 2004 to $423.4 million and $48.6 million, respectively, in 2006. These increases in our revenues and operating income were due, in part, to our ability to pass increased copper prices on to our customers. Our agreements with our suppliers generally require us to pay market price for raw materials at the time of purchase. As a result, volatility in these prices, particularly copper prices, can result in significant fluctuations in our cost of goods sold. If the cost of raw materials increases and we are unable to increase the prices of our products, or offset those cost increases with cost savings in other parts of our business, our profitability would be reduced. We generally do not engage in activities to hedge the price of our raw materials. As a result, increases in the price of copper and other raw materials may affect our profitability if we cannot effectively pass these price increases on to our customers. Additionally, the widespread use of copper substitutes, which some observers have indicated may occur in the future, could reduce the price of copper and adversely affect our sales and profitability.

We also pay the freight costs on certain customer orders. In the event that freight costs increase substantially, due to fuel surcharges or otherwise, our profitability would decline.

The markets for our products are highly competitive, and our inability to compete with other manufacturers in the wire and cable industry could harm our net sales and profitability.

The markets for wire and cable products are highly competitive. We compete with at least one major competitor in each of our business lines. Many of our products are made to industry specifications and may be considered fungible with our competitors’ products. Accordingly, we are subject to competition in many of our markets primarily on the basis of price. We must also be competitive in terms of quality, availability, payment terms and customer service. We are facing increased competition from products manufactured in foreign countries that in many cases are comparable in terms of quality but are offered at lower prices. For example, in 2003, we experienced a decline in net sales due principally to the loss of several customers who opted for foreign sourcing, where labor costs are lower. Unless we can produce our products at competitive prices or purchase comparable products from foreign sources on favorable terms, we may experience a decrease in our net sales and profitability. Some of our competitors have greater resources, financial and otherwise, than we do and may be better positioned to invest in manufacturing and supply chain efficiencies and product development. We may not be able to compete successfully with our existing competitors or with new competitors.

Our net sales, net income and growth depend largely on the economic strength of the markets that we serve, and if these markets become weaker, we could suffer decreased sales and net income.

Many of our customers use our products as components in their own products or in projects undertaken for their customers. Our ability to sell our products is largely dependent on general economic conditions, including how much our customers and end-users spend on information technology, new construction and building, maintaining or reconfiguring their communications network, industrial manufacturing assets and power transmission and distribution infrastructures. A general weakening in any or all of these economic conditions could adversely affect both: (i) the aggregate results of our reportable business segments — electrical/wire and cable distributors, specialty distributors and OEMs and consumer outlets; and (ii) our sales into the multiple channels within these business segments, including electrical distribution, wire and cable distribution, OEM/government, heating, ventilation, air RVs, copper fabrication, retail and automotive. In the early 2000s, many companies significantly reduced their capital equipment and information technology budgets, and construction activity that necessitates the building or modification of communication networks and power transmission and distribution infrastructures slowed considerably as a result of a weakening of the United States and foreign economies. As a result, our net sales and financial results declined significantly in those years.

We are dependent upon a number of key customers. If they were to cease purchasing our products, our net sales and profitability would likely decline.

We are dependent upon a number of key customers, although none of our customers accounted for more than 6.0% of our net sales for the year ended December 31, 2006. For Copperfield, no single customer accounted for more than 13.2% of Copperfield’s net sales for the year ended December 31, 2006, although two of its automotive customers combined for approximately 20.0% of Copperfield’s net sales for the year ended December 31, 2006. On a pro forma basis, no single customer of the combined company will account for more than 7.2% of net sales. Our customers can cease buying our products at any time and can also sell products that compete with our products. The loss of one or more key customers, or a significant decrease in the volume of products they purchase from us, could result in a drop in our net sales and a decline in our profitability. In addition, a disruption or a downturn in the business of one or more key customers could reduce our sales and could reduce our liquidity if we were unable to collect amounts they owe us.

We face pricing pressure in each of our markets, and our inability to continue to achieve operating efficiency and productivity improvements in response to pricing pressure may result in lower margins.

We face pricing pressure in each of our markets as a result of significant competition and industry over-capacity, and price levels for many of our products (after excluding price adjustments related to the increased cost of copper) have declined over the past few years. We expect pricing pressure to continue for the foreseeable future. A component of our business strategy is to continue to achieve operating efficiencies and productivity improvements with a focus on lowering purchasing, manufacturing and distribution costs. We may not be successful in lowering our costs. In the event we are unable to lower these costs in response to pricing pressure, we may experience lower margins and decreased profitability.

Growth through acquisitions is a significant part of our strategy and we may not be able to successfully identify, finance or integrate acquisitions in order to grow our business.

Growth through acquisitions has been, and we expect it to continue to be, a significant part of our strategy. We continually evaluate possible acquisition candidates. We may not be successful in identifying, financing and closing acquisitions on favorable terms. Potential acquisitions may require us to obtain additional financing or issue additional equity securities or securities convertible into equity securities, and any such financing and issuance of equity may not be available on terms acceptable to us or at all. If we finance acquisitions by issuing equity securities or securities convertible into equity securities, our existing shareholders could be diluted, which, in turn, could adversely affect the market price of our stock. If we finance an acquisition with debt, it could result in higher leverage and interest costs. Further, we may not be successful in integrating any such acquisitions that are completed. Integration of any such acquisitions may require substantial management, financial and other resources and may pose risks with respect to production, customer service and market share of existing operations. In addition, we may acquire businesses that are subject to technological or competitive risks, and we may not be able to realize the benefits expected from such acquisitions.

If we are unable to retain senior management and key employees, we may experience operating inefficiencies and increased costs, resulting in diminished profitability.

Our success has been largely dependent on the skills, experience and efforts of our senior management and key employees. The loss of any of our senior management or other key employees could result in operation inefficiencies and increased costs. We may be unable to find qualified replacements for these individuals if their services were no longer available, and, if we do identify replacements, the integration of those replacements may be disruptive to our business.

Advancing technologies, such as fiber optic and wireless technologies, may make some of our products less competitive and reduce our net sales.

Technological developments could cause our net sales to decline. For example, a significant decrease in the cost and complexity of installation of fiber optic systems or a significant increase in the cost of copper-based systems could make fiber optic systems superior on a price performance basis to copper systems and could have a material adverse effect on our business. Also, advancing wireless technologies, as they relate to network and communication systems, may reduce the demand for our products by reducing the need for premises wiring. Wireless communications depend heavily on a fiber optic backbone and do not depend as much on copper-based systems. An increase in the acceptance and use of voice and wireless technology, or introduction of new wireless or fiber-optic based technologies, may have a material adverse effect on the marketability of our products and our profitability. If wireless technology were to significantly erode the markets for copper-based systems, our sales of copper premise cables could face downward pressure.

If our goodwill or other intangible assets become impaired, we may be required to recognize charges that would reduce our income.

Under accounting principles generally accepted in the United States, goodwill and certain other intangible assets are not amortized but must be reviewed for possible impairment annually, or more often in certain circumstances if events indicate that the asset values are not recoverable. Such reviews could result in an earnings charge for the impairment of goodwill, which would reduce our income without any change to our underlying cash flow. We will continue to monitor financial performance indicators across our various operating segments, particularly in our RV, retail and automotive operating segments. As a result of the Copperfield acquisition, our goodwill and intangible asset balances have substantially increased and the possibility of additional impairment charges has increased as well.

We may have difficulty integrating the operations of Copperfield. Should we fail to integrate their operations, our results of operations and profitability could be negatively impacted.

We might not be successful in integrating the operations of Copperfield with Coleman Cable, and, we might not perform as we expect. Some of the integration challenges we face include differences in corporate culture and management styles, additional or conflicting governmental regulations, disparate company policies and practices, customer relationship issues and retention of key officers and personnel, In addition, management may be required to devote a considerable amount of time to the integration process, which could decrease the amount of time they have to manage Coleman Cable. We cannot make assurances that we will successfully or cost-effectively integrate operations. The failure to do so could have a negative effect on results of operations or profitability. The process of integrating operations could cause some interruption of, or the loss of momentum in, the activities of one or more of our businesses.

We have incurred restructuring charges in the past and may incur additional restructuring charges in the future.

From 2002 to 2005, we incurred approximately $2.2 million in charges related to restructuring our production facilities. In addition, we have incurred approximately $1.3 million of additional costs associated with the closing of our Miami Lakes, Florida facility in 2006, $0.1 million associated with the closing of our Siler City, North Carolina facility in 2006, and $0.5 million associated with the closing of our Siler City, North Carolina in the first six months of 2007. We estimate the total cost to close the Siler City facility will be $0.8 million. Under our current growth plan, we intend to continue to realign plant production, which may result in additional and potentially significant restructuring charges.

Some of our employees belong to a labor union and certain actions by such employees, such as strikes or work stoppages, could disrupt our operations or cause us to incur costs.

As of December 31, 2006, we employed 845 persons, approximately 32% of whom are covered by a collective bargaining agreement, which expires on December 22, 2009. If unionized employees were to engage in a concerted strike or other work stoppage, if other employees were to become unionized, or if we are unable to negotiate a new collective bargaining agreement when the current one expires, we could experience a disruption of operations, higher labor costs or both. A strike or other disruption of operations or work stoppage could reduce our ability to manufacture quality products for our customers in a timely manner.

We may be unable to raise additional capital to meet capital expenditure needs if our operations do not generate sufficient funds to do so.

Our business is expected to have continuing capital expenditure needs. If our operations do not generate sufficient funds to meet our capital expenditure needs for the foreseeable future, we may not be able to gain access to additional capital, if needed, particularly in view of competitive factors and industry conditions. In addition, recent increases in the cost of copper have increased our working capital requirements. If we are unable to obtain additional capital, or unable to obtain additional capital on favorable terms, our liquidity may be diminished and we may be unable to effectively operate our business.

We are subject to current environmental and other laws and regulations.

We are subject to the environmental laws and regulations of each jurisdiction where we do business. We are currently, and may in the future be, held responsible for remedial investigations and clean-up costs of certain sites damaged by the discharge of hazardous substances, including sites that have never been owned or operated by us but at which we have been identified as a potentially responsible party under federal and state environmental laws. As a result of our 2000 merger with Riblet Products Corporation, we may be subject to potential liability under the Comprehensive Environmental Response, Compensation and Liability Act, 42 United States C. Section 9601 et seq. We have established reserves for such potential liability and believe those reserves to be adequate; however, there is no guarantee that such reserves will be adequate or that additional liabilities will not arise. See “Business Description for Coleman — Legal Proceedings.” Changes in environmental and other laws and regulations in both domestic and foreign jurisdictions could adversely affect our operations due to increased costs of compliance and potential liability for noncompliance.

Disruption in the importation of our raw materials and products and the risks associated with international operations could cause our operating results to decline.

We source certain raw materials and products from outside the United States Foreign material purchases expose us to a number of risks, including unexpected changes in regulatory requirements and tariffs, possible difficulties in enforcing agreements, exchange rate fluctuations, difficulties in obtaining import licenses, economic or political instability, embargoes, exchange controls or the adoption of other restrictions on foreign trade. Although we currently manufacture the vast majority of our products in the United States, to the extent we decide to establish foreign manufacturing facilities, our foreign manufacturing sales would be subject to similar risks. Further, imports of raw materials and products are subject to unanticipated transportation delays that affect international commerce.

Complying with Section 404 of the Sarbanes-Oxley Act of 2002 may strain our resources and divert management.

We will be required under Section 404 of the Sarbanes-Oxley Act of 2002 to furnish a report by our management on the design and operating effectiveness of our internal controls over financial reporting with our annual report on Form 10-K for our fiscal year ending December 31, 2007. Since this is the first time that we will have been required to furnish such a report, we expect to incur material costs and to spend significant management time to comply with Section 404. As a result, management’s attention may be diverted from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, we may need to hire additional accounting and financial staff with appropriate experience and technical accounting knowledge, and we may not be able to do so in a timely fashion.

We have risks associated with inventory.

Our business requires us to maintain substantial levels of inventory. We must identify the right mix and quantity of products to keep in our inventory to meet customer orders. Failure to do so could adversely affect our sales and earnings. However, if our inventory levels are too high, we are at risk that an unexpected change in circumstances, such as a shift in market demand, drop in prices, or default or loss of a customer, could have a material adverse impact on the net realizable value of our inventory.

Changes in industry standards and regulatory requirements may adversely affect our business.

As a manufacturer and distributor of wire and cable products, we are subject to a number of industry standard-setting authorities, such as Underwriters Laboratories. In addition, many of our products are subject to the requirements of federal, state, local or foreign regulatory authorities. Changes in the standards and requirements imposed by such authorities could have an adverse effect on us. In the event that we are unable to meet any such standards when adopted, our business could be adversely affected.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus are forward-looking statements. These statements may be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should,” or the negative thereof or other variations thereon or comparable terminology. In particular, statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance contained in this report, including certain statements contained in “Business,” “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” are forward-looking statements.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed under “Risk Factors,” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Some of the key factors that could cause actual results to differ from our expectations include:

•	disruptions in the supply or fluctuations in the price of copper and other raw materials;

•	increased competition from other wire and cable manufacturers, including foreign manufacturers;

•	general economic conditions and changes in the demand for our products by key customers;

•	pricing pressures causing margins to decrease;

•	our level of indebtedness;

•	the integration of the acquisition of Copperfield;

•	failure to identify, finance or integrate acquisitions; and

•	other risks and uncertainties, including those described under “Risk Factors.”

Given these risks and uncertainties, we caution you not to place undue reliance on these forward-looking statements. The forward-looking statements included in this report are made only as of the date hereof. We do not undertake and specifically decline any obligation to update any of these statements or to publicly announce the results of any revisions to any of these statements to reflect future events or developments.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

In connection with the sale of the Old Notes, we entered into a registration rights agreement with the initial purchaser, pursuant to which we agreed to file and use our commercially reasonable efforts to cause to become effective with the Commission a registration statement with respect to the exchange of the Old Notes for the New Notes. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part. Unless the context requires otherwise, the term “holder” means any person in whose name Old Notes are registered on the books of Coleman Cable, Inc., or any other person who has obtained a properly completed bond power from the registered holder, or any participant in The Depository Trust Company (“DTC”)

whose name appears on a security position listing as a holder of Old Notes (which, for purposes of the exchange offer, include beneficial interests in the Old Notes held by direct or indirect participants in DTC and Old Notes held in definitive form).

By tendering Old Notes in exchange for New Notes, each holder represents to us that:

•	any New Notes to be received by the holder are being acquired in the ordinary course of the holder’s business;

•	the holder has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of New Notes in violation of the provisions of the Securities Act;

•	the holder is not an “affiliate” of Coleman Cable, Inc. (within the meaning of Rule 405 under the Securities Act), or if the holder is an affiliate, that the holder will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•	the holder has full power and authority to tender, exchange, sell, assign and transfer the tendered Old Notes;

•	we will acquire good, marketable and unencumbered title to the tendered Old Notes, free and clear of all liens, restrictions, charges and encumbrances; and

•	the Old Notes tendered for exchange are not subject to any adverse claims or proxies.

Each tendering holder also warrants and agrees that it will, upon request, execute and deliver any additional documents deemed by us or the exchange agent to be necessary or desirable to complete the exchange, sale, assignment and transfer of the Old Notes tendered pursuant to the exchange offer. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes pursuant to the exchange offer, where the Old Notes were acquired by the broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See the section “Plan of Distribution.”

The exchange offer is not being made to, and we will not accept tenders for exchange from, holders of Old Notes in any jurisdiction in which the exchange offer or the acceptance of the New Notes would be in violation of the securities or blue sky laws of that jurisdiction.

Terms of the Exchange Offer

We hereby offer, upon the terms and subject to the conditions described in this prospectus and in the accompanying letter of transmittal, to exchange $1,000 principal amount of New Notes for each $1,000 principal amount of Old Notes, properly tendered before the expiration date and not properly withdrawn according to the procedures described below. Holders may tender their Old Notes in whole or in part in integral multiples of $1,000 principal amount.

The form and terms of the New Notes are the same as the form and terms of the Old Notes, except that:

•	the New Notes have been registered under the Securities Act and, therefore, are not subject to the restrictions on transfer applicable to the Old Notes; and

•	holders of New Notes will not be entitled to some of the rights of holders of the Old Notes under the registration rights agreement.

The New Notes evidence the same indebtedness as and replace the Old Notes, and will be issued pursuant to, and entitled to the benefits of, the indenture.

The exchange offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. We reserve the right in our sole discretion to purchase or make offers for any Old Notes that remain outstanding after the expiration date or, as described under the heading “— Conditions to the Exchange Offer,” to terminate the exchange offer and, to the extent permitted by applicable law, purchase Old Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer. As of the date of this prospectus, $120.0 million aggregate principal amount of Old Notes is outstanding.

Holders of Old Notes do not have any appraisal or dissenters’ rights in connection with the exchange offer. Old Notes that are not tendered for, or are tendered but not accepted in connection with, the exchange offer will remain outstanding. See the discussion under the heading “Risk Factors — Risks Related to the Exchange Offer — You must comply with the procedures of the exchange offer or you will be unable to receive New Notes.”

If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of particular other events described in this prospectus or otherwise, certificates for the unaccepted Old Notes will be returned, without expense, to the tendering holder promptly after the expiration date.

Holders who tender Old Notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes for the exchange of the Old Notes in the exchange offer. We will pay all charges and expenses in connection with the exchange offer, other than specified applicable taxes. See the heading “— Fees and Expenses.”

We make no recommendation to the holders of Old Notes as to whether to tender or refrain from tendering all or any portion of their Old Notes in the exchange offer. In addition, we have not authorized anyone to make a recommendation in connection with the exchange offer. Holders of Old Notes must make their own decision as to whether to tender in the exchange offer, and, if so, the aggregate amount of Old Notes to tender, after reading this prospectus and the letter of transmittal and consulting with their advisors, if any, and based on their financial positions and requirements.

Expiration Date; Extensions; Amendments

The term “expiration date” shall mean 5:00 p.m., New York City time, on October 3, 2007, unless we, in our sole discretion, extend the exchange offer, in which case the term “expiration date” shall mean the latest date and time to which the exchange offer is extended.

If we extend the exchange offer, we will notify the exchange agent of any extension by oral notice (confirmed in writing) or written notice and will publicly announce the extension prior to 9:00 a.m., New York City time, on the next business day after each previously scheduled expiration date.

We reserve the right in our sole discretion, subject to applicable law, at any time and from time to time:

•	to terminate the exchange offer (whether or not any Old Notes have already been accepted for exchange) if we determine, in our sole discretion, that any of the events or conditions referred to under the heading “— Conditions to the Exchange Offer” has occurred or exists or has not been satisfied;

•	to require that such holder is to acquire New Notes in the ordinary course of such holder’s business;

•	to extend the expiration date, delay the acceptance of the Old Notes and retain all Old Notes tendered pursuant to the exchange offer, subject, however, to the right of holders of the Old Notes to withdraw their tendered Old Notes as described under the heading “— Withdrawal Rights”; and

•	to waive any condition or otherwise amend the terms of the exchange offer in any respect.

If we amend the exchange offer in a manner that we determine constitutes a material change, or if we waive a material condition of the exchange offer, we will promptly disclose the amendment by means of a prospectus supplement that will be distributed to the registered holders of the Old Notes, and we will extend the exchange offer to the extent required by Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Any delay in acceptance, termination, extension or amendment will be followed promptly by oral or written notice thereof to the exchange agent (any such oral notice to be promptly confirmed in writing) and by making a public announcement, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Without limiting the manner in which we may choose to make any public announcement, and subject to applicable laws, we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to an appropriate news agency.

Acceptance for Exchange and Issuance of New Notes

Upon the terms and subject to the conditions of the exchange offer, we will exchange, and will issue to the exchange agent, New Notes for Old Notes validly tendered and not withdrawn (pursuant to the withdrawal rights described under the heading “— Withdrawal Rights”) promptly after the expiration date.

In all cases, delivery of New Notes in exchange for Old Notes tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of:

•	Old Notes or a book-entry confirmation of a book-entry transfer of Old Notes into the exchange agent’s account at DTC;

•	the letter of transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees; and

•	any other documents required by the letter of transmittal.

Accordingly, the delivery of New Notes might not be made to all tendering holders at the same time, and will depend upon when Old Notes or book-entry confirmations with respect to Old Notes and other required documents are received by the exchange agent. The term “book-entry confirmation” means a timely confirmation of a book-entry transfer of Old Notes into the exchange agent’s account at DTC.

Subject to the terms and conditions of the exchange offer, we will be deemed to have accepted for exchange, and thereby exchanged, Old Notes validly tendered and not withdrawn as, if and when we give oral or written notice to the exchange agent (any such oral notice to be promptly confirmed in writing) of our acceptance of such Old Notes for exchange pursuant to the exchange offer. Our acceptance for exchange of Old Notes tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions of the exchange offer. The exchange agent will act as agent for us for the purpose of receiving tenders of Old Notes, letters of transmittal and related documents, and as agent for tendering holders for the purpose of receiving Old Notes, letters of transmittal and related documents and transmitting New Notes to holders who validly tendered Old Notes. Any exchange will be made promptly after the expiration date of the exchange offer. If for any reason the acceptance for exchange or the exchange of any Old Notes tendered pursuant to the exchange offer is delayed (whether before or after our acceptance for exchange of Old Notes), or we extend the exchange offer or are unable to accept for exchange or exchange Old Notes tendered pursuant to the exchange offer, then, without prejudice to our rights set forth in this prospectus and in the letter of transmittal, the exchange agent may, nevertheless, on our behalf and subject to Rule 14e-1(c) under the Exchange Act, retain tendered Old Notes and the Old Notes may not be withdrawn except to the extent tendering holders are entitled to withdrawal rights as described under the heading “— Withdrawal Rights.”

Procedures for Tendering Old Notes

Valid Tender

Except as set forth below, in order for Old Notes to be validly tendered pursuant to the exchange offer, either:

•	a properly completed and duly executed letter of transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, must be received by the exchange agent at the address set forth under the heading “— Exchange Agent” prior to the expiration date, and tendered Old Notes must be received by the exchange agent, or such Old Notes must be tendered pursuant to the procedures for book-entry transfer set forth below and a book-entry confirmation must be received by the exchange agent, in each case prior to the expiration date; or

•	the guaranteed delivery procedures set forth below must be complied with.

If less than all of the Old Notes are tendered, a tendering holder should fill in the amount of Old Notes being tendered in the appropriate box on the letter of transmittal. The entire amount of Old Notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

If any letter of transmittal, endorsement, bond power, power of attorney or any other document required by the letter of transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing. Unless waived by us, evidence satisfactory to us of such person’s authority to so act must also be submitted.

Any beneficial owner of Old Notes that are held by or registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian is urged to contact such entity promptly if the beneficial holder wishes to participate in the exchange offer.

The method of delivery of Old Notes, the letter of transmittal and all other required documents is at the option and sole risk of the tendering holder. Delivery will be deemed made only when actually received by the exchange agent. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery and proper insurance should be obtained. No letter of transmittal or Old Notes should be sent to Coleman Cable, Inc. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect these transactions for them.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the Old Notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC’s book-entry transfer facility system may make a book-entry delivery of Old Notes by causing DTC to transfer the Old Notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfers. However, although delivery of Old Notes may be effected by book-entry transfer into the exchange agent’s account at DTC, the letter of transmittal (or facsimile thereof), properly completed and duly executed, any required signature guarantees and any other required documents must in any case be delivered to and received by the exchange agent at its address set forth under the heading “— Exchange Agent” prior to the expiration date, or the guaranteed delivery procedure set forth below must be complied with.

Delivery of documents to DTC does not constitute delivery to the exchange agent.

Signature Guarantees

Old Notes need not be endorsed and signature guarantees on a letter of transmittal or a notice of withdrawal, as the case may be, are unnecessary unless: (1) the Old Notes are registered in a name other than that of the person surrendering the certificate; or (2) a registered holder completes the box entitled “Special Delivery and Issuance Instructions” in the letter of transmittal.

In the case of (1) or (2) above, Old Notes must be duly endorsed or accompanied by a properly executed bond power, with the endorsement or signature on the bond power and on the letter of transmittal or the notice of withdrawal, as the case may be, guaranteed by a firm or other entity identified in Rule 17Ad-15 under the Exchange Act as an “eligible guarantor institution,” including (as such terms are defined therein): (a) a bank, (b) a broker, dealer, municipal securities broker or dealer or government securities broker or dealer, (c) a credit union, (d) a national securities exchange, registered securities association or clearing agency or (e) a savings association that is a participant in a Securities Transfer Association.

Guaranteed Delivery

If a holder desires to tender Old Notes pursuant to the exchange offer and the certificates for such Old Notes are not immediately available or time will not permit all required documents to reach the exchange agent before the expiration date, or the procedures for book-entry transfer cannot be completed on a timely basis, such Old Notes may nevertheless be tendered, provided that all of the following guaranteed delivery procedures are complied with:

•	such tenders are made by or through an eligible guarantor institution;

•	prior to the expiration date, the exchange agent receives from such eligible guarantor institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form accompanying the letter of transmittal, setting forth the name and address of the holder of Old Notes and the amount of Old

Notes tendered, stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, all physically tendered Old Notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent. The notice of guaranteed delivery may be delivered by hand, or transmitted by facsimile or mail to the exchange agent and must include a guarantee by an eligible guarantor institution in the form set forth in the notice of guaranteed delivery; and

•	all tendered Old Notes, or book-entry confirmation, in proper form for transfer, together with a properly completed and duly executed letter of transmittal, with any required signature guarantees and any other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Determination of Validity

All questions as to the form of documents, validity, eligibility (including time of receipt) and acceptance for exchange of any tendered Old Notes will be determined by us, in our sole discretion, which determination will be final and binding on all parties. We reserve the right, in our sole discretion, to reject any and all tenders that we determine not to be in proper form or the acceptance for exchange of which may, in the view of our counsel, be unlawful. We also reserve the right, subject to applicable law, to waive any defect or irregularity in any tender of Old Notes of any particular holder.

Our interpretation of the terms and conditions of the exchange offer (including the letter of transmittal and its instructions) will be final and binding on all parties. No tender of Old Notes will be deemed to have been validly made until all defects or irregularities with respect to such tender have been cured or waived. None of Coleman Cable, Inc., any of our affiliates, the exchange agent or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Resales of the New Notes

Based on interpretations by the staff of the Commission, as set forth in no-action letters issued to third parties unrelated to us, we believe that holders of Old Notes who exchange their Old Notes for New Notes may offer for resale, resell and otherwise transfer such New Notes without compliance with the registration and prospectus delivery provisions of the Securities Act. This would not apply, however, to any holder that is a broker-dealer that acquired Old Notes as a result of market-making activities or other trading activities or directly from us for resale under an available exemption under the Securities Act. Also, unrestricted resales would be permitted only for New Notes:

•	that are acquired in the ordinary course of a holder’s business;

•	where the holder has no arrangement or understanding with any person to participate in the distribution of such New Notes; and

•	where the holder is not an “affiliate” of Coleman Cable, Inc.

The staff of the Commission has not considered the exchange offer in the context of a no-action letter, and there can be no assurance that the staff of the Commission would make a similar determination with respect to the exchange offer. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes under the exchange offer, where such Old Notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See “Plan of Distribution.”

Withdrawal Rights

Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time prior to the expiration date of the exchange offer. In order for a withdrawal to be effective, the withdrawal must be in writing and timely received by the exchange agent at its address set forth under the heading “— Exchange Agent” prior to the expiration date. Any notice of withdrawal must specify the name of the person who tendered the Old Notes to be withdrawn, and, if such Old Notes have been tendered, the name of the registered holder of the Old Notes as set forth on the Old Notes, if different from that of the person who tendered such Old Notes. If certificates for Old Notes have been delivered or otherwise identified to the exchange agent, the notice of withdrawal must specify the serial numbers on the particular Old Notes to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an eligible guarantor institution, except in the case of Old Notes tendered for the account of an eligible guarantor institution. If Old Notes have been tendered pursuant to the procedures for book-entry transfer set forth under the heading “— Procedures for Tendering Old Notes,” the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawal of Old Notes and must otherwise comply with the procedures of DTC. Withdrawals of tenders of Old Notes may not be rescinded. Old Notes properly withdrawn will not be deemed validly tendered for purposes of the exchange offer, but may be retendered at any subsequent time prior to the expiration date of the exchange offer by following any of the procedures described above under the heading “— Procedures for Tendering Old Notes.”

All questions as to the validity, form and eligibility (including time of receipt) of withdrawal notices will be determined by us, in our sole discretion, which determination will be final and binding on all parties. None of Coleman Cable, Inc., any of our affiliates, the exchange agent or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Any Old Notes that have been tendered but that are withdrawn will be returned to the holder promptly after withdrawal.

Conditions to the Exchange Offer

If any of the following conditions has occurred or exists or has not been satisfied, as the case may be, prior to the expiration date, we will not be required to accept for exchange any Old Notes and will not be required to issue New Notes in exchange for any Old Notes:

•	a change in the current interpretation by the staff of the Commission that permits resale of New Notes as described above under the heading “— Resales of the New Notes”;

•	the institution or threat of an action or proceeding in any court or by or before any governmental agency or body with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

•	the adoption or enactment of any law, statute, rule or regulation that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

•	the issuance of a stop order by the Commission or any state securities authority suspending the effectiveness of the registration statement, or proceedings for that purpose;

•	failure to obtain any governmental approval that we consider necessary for the consummation of the exchange offer as contemplated hereby; or

•	any change or development involving a prospective change in our business or financial affairs has occurred that, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer.

If any of the foregoing events or conditions has occurred or exists or has not been satisfied, as the case may be, at any time prior to the expiration date, we may, subject to applicable law, at any time and from time to time, terminate the exchange offer (whether or not any Old Notes have already been accepted for exchange) or waive any such condition or otherwise amend the terms of the exchange offer in any respect. If such waiver or amendment constitutes a material change to the exchange offer, we will promptly disclose such waiver or amendment by means of a prospectus supplement that will be distributed to the registered holders of the Old Notes. In this case, we will extend the exchange offer to the extent required by Rule 14e-1 under the Exchange Act.

Exchange Agent

Deutsche Bank Trust Company Americas has been appointed as the exchange agent. Delivery of the letter of transmittal and any other required documents, questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

By facsimile (for eligible guarantor institutions only):
(615) 835-3701

Confirm by telephone:
(800) 735-7777

By Regular, Registered or Certified Mail:	By Hand:	By Overnight Courier:
DB Services Tennessee, Inc. Reorganization Unit P.O. Box 292737 Nashville, TN 37229-2731	Deutsche Bank Trust Company Americas C/O The Depository Trust Clearing Corporation 55 Water Street, 1(st) floor Jeannette Park Entrance New York, NY 10041	DB Services Tennessee, Inc. Corporate Trust & Agency Services Reorganization Unit 648 Grassmere Park Road Nashville, TN 37211
Attention: Security Holder Relations

Delivery to other than the above address or facsimile number will not constitute a valid delivery.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail. Additional solicitation may be made personally or by telephone or other means by our officers, directors or employees.

We have not retained any dealer-manager or similar agent in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We have agreed to pay the exchange agent reasonable and customary fees for its services and will reimburse it for reasonable out-of-pocket expenses in connection therewith. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus and related documents to the beneficial owners of Old Notes, and in handling or tendering Old Notes for their customers.

Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that if New Notes are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the Old Notes tendered, or if a transfer tax is imposed for any reason other than the exchange of Old Notes in connection with the exchange offer, then the amount of any such transfer tax (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such transfer tax or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer tax will be billed directly to such tendering holder.

USE OF PROCEEDS

The exchange offer is intended to satisfy certain obligations of Coleman Cable, Inc., under the registration rights agreement. We will not receive any proceeds from the issuance of the New Notes or the closing of the exchange offer.

In consideration for issuing the New Notes as contemplated in this prospectus, we will receive in exchange an equal number of Old Notes in like principal amount. The form and terms of the New Notes are identical in all material respects to the form and terms of the Old Notes, except as otherwise described in the discussion under the heading “The Exchange Offer — Terms of the Exchange Offer.” The Old Notes surrendered in exchange for the New Notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the New Notes will not result in any increase in our outstanding debt.

We received proceeds of $118.0 million from the offering of the Old Notes, after deducting the underwriting discounts and commissions, offering expenses payable by us for this offering and expenses related to our amended and restated senior secured revolving credit facility. We used the proceeds, along with cash on hand and borrowings under an Amended and Restated Credit Agreement, to purchase all of the outstanding equity interest of Copperfield.

RATIO OF EARNINGS TO FIXED CHARGES

We have set forth below our ratio of earnings to fixed charges for each of the years in the five fiscal year period ended December 31, 2006 and for the six month period ended June 30, 2006 and 2007.

Year Ended December 31,					Six Months Ended June 30,
2002	2003	2004	2005	2006	2006	2007

1.40	1.58	0.53	1.80	2.88	3.12	1.92

For the purpose of these computations, earnings have been calculated by adding fixed charges less capitalized interest, income in earnings of affiliates, and minority interest to income before taxes, plus amortization of capitalized interest. Fixed charges include gross interest expense, amortization of deferred debt issuance costs and an amount equivalent to interest included in rental charges. We have assumed that one-third of rental expense is representative of the interest factor. Earnings as defined were not sufficient to cover fixed charges by $5.9 million in the fiscal year 2004.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of June 30, 2007 on a historical basis reflecting the consummation of the Copperfield acquisition and our Amended and Restated Credit Agreement and the sale of the Old Notes, each of which occurred on April 2, 2007. This table should be read in conjunction with our consolidated financial statements, including the notes thereto, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Certain Indebtedness.”

As of
June 30, 2007
Actual
(In millions)

Cash and cash equivalents	$0.1

Debt:
Senior secured revolving credit facility	$100.9
9 7/8% Senior Notes due 2012	243.3
Capital leases and other debt	2.0

Total debt	346.2
Shareholders’ equity	86.3

Total capitalization	$432.5

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
(Amounts in thousands, except per share data)

On April 2, 2007, Coleman acquired all of the equity interests of Copperfield for total consideration of approximately $215,395, which includes (a) a reduction to the purchase price as a result of the working capital true-up adjustment of $467 and (b) acquisition related costs of $2,862. On April 2, 2007, to finance the acquisition, Coleman issued $120,000 aggregate principal amount of 9 7/8% Senior Notes due 2012 and entered into an amended and restated senior secured revolving credit facility.

The unaudited pro forma condensed combined statements of income for the year ended December 31, 2006 and for the six-months ended June 30, 2007 are presented herein. The unaudited pro forma condensed combined statements of income for the year ended December 31, 2006 and the six-months ended June 30, 2007 gives effect to the acquisition, the consummation of the note offering, and the Company’s amended and restated senior secured revolving credit facility (collectively, the “Pro Forma Events”) as if they occurred on January 1, 2006 and combines the historical consolidated statements of income of Coleman for the year ended December 31, 2006 and the six-months ended June 30, 2007 with the historical statements of income of Copperfield the year ended December 31, 2006 and for the period from January 1, 2007 to April 1, 2007. Since Copperfield was acquired on April 2, 2007, their results are included in Coleman’s historical consolidated results from that date through June 30, 2007.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of what the actual combined financial position or results of operations would have been had the Pro Forma Events been completed on the dates indicated or what such financial position or results will be for future periods.

The unaudited pro forma condensed combined financial information was prepared using the purchase method of accounting. Accordingly, we have adjusted the historical consolidated financial information to give effect to the consideration issued in connection with the acquisition.

The unaudited pro forma condensed combined statement of income does not include the impacts of any revenue, cost or other synergies that may result from the acquisition or any related restructuring costs. Cost savings, if achieved, could result from, among other things, material sourcing and elimination of redundant costs, including headcount and facilities. In addition, there may be restructuring and other exit costs and non-recurring costs related to the integration of Coleman and Copperfield. To the extent the exit costs relate to Copperfield and meet certain criteria, they are recognized in the opening balance sheet in accordance with EITF No. 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination.

Based on Coleman’s review of Copperfield’s summary of significant accounting policies disclosed in Copperfield’s historical financial data, the nature and amount of any adjustments to the historical financial data of Copperfield to conform their accounting policies to those of Coleman are not expected to be significant. Further review of Copperfield’s accounting policies and financial statements may result in revisions to Copperfield’s policies and classifications to conform them to Coleman’s accounting policies.

Property, Plant and Equipment, Amortizable Intangible Assets and Goodwill

Property, Plant and Equipment will be depreciated over the following useful lives: Building and leasehold improvements — three to 19 years; Machinery, fixtures and equipment — one to eight years.

The estimated fair values assigned to intangible assets, which are all amortizable, are preliminary in nature and subject to change based on the Company’s completion of its valuation assessment along with their respective individual weighted-average useful life at the acquisition date are as follows:

	Weighted
	Average Life	Amount

Customer relationships	9	$55,600
Trademarks and trade names	20	7,800
Non-competition agreements	3	1,000

Total intangible assets		$64,400

The customer relationships will be amortized over their estimated useful lives in relation to the present value of cash flows attributed to these relationships used in management’s valuation analysis. The other identified intangible assets will be amortized on a straight-line basis over their respective estimated useful lives. Estimated pro forma amortization expense on the above intangible assets during each of the next five calendar years is as follows: approximately $12,118 in 2007, $9,531 in 2008, $7,569 in 2009, $6,086 in 2010 and $4,838 in 2011.

Approximately 41% of the Copperfield acquisition related to the acquisition of partnership interests, which will result in a corresponding step up in basis for United States federal income tax purposes. As such, approximately $12,000 of the goodwill and $26,800 of the acquired intangible assets recorded will be deductible for United States federal income tax purposes primarily over 15 years.

Pro Forma Data Regarding Termination of S Corporation Status

Coleman terminated its S-corporation status and became a C-corporation effective October 10, 2006. The unaudited pro forma data included in the Historical Condensed Combined Consolidated Statements of Operations for Coleman gives retroactive presentation as if Coleman had been a C-corporation for the entire year ended December 31, 2006. The unaudited pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the Company had been a C-corporation the entire year ended December 31, 2006, or that may result in the future.

Pro Forma Adjustments

Pro forma adjustments give effect to the acquisition under the purchase method of accounting, the use of available excess cash, the issuance of the notes and the initial borrowings under our amended and restated senior secured credit facility, the payment of fees and expenses and the effect of reclassifications to conform Copperfield’s historical data to the historical presentation of Coleman.

Unaudited Pro Forma Condensed Combined Statement of Income
For the Year Ended December 31, 2006

	Historical		Pro Forma
	Coleman	Copperfield	Adjustments		Coleman
	(Dollars in thousands, except for per share data)

Net sales	$423,358	$519,594	$(26,421	)(1)	$916,531
Costs of goods sold	341,642	472,659	(12,556	)(1)(2)	801,745

Gross profit	81,716	46,935	(13,865)		114,786
Selling, engineering, general and administrative expenses	31,760	19,005	(9,739	)(1)(3)	41,026
Intangible amortization	—	—	10,136	(2)	10,136
Restructuring charges, net	1,396	—	—		1,396

Operating income	48,560	27,930	(14,262)		62,228
Interest expense, net	15,933	12,267	4,452	(3)	32,652
Other expense, net	497	—	—		497

Income (loss) before income taxes	32,130	15,663	(18,714)		29,079
Income tax expense	2,771	—	8,744	(4)	11,515

Net income	$29,359	$15,663	$(27,458)		$17,564

Earnings per common share data:
Net income per share Basic	$2.15				$1.28
Diluted	2.15				$1.28
Weighted average common shares
Basic	13,637				13,637
Diluted	13,637				13,637
Pro Forma data:
Income before income taxes	32,130
Pro forma income tax expense	12,400

Pro forma net income	$19,730

Pro Forma net income per share
Basic	$1.45
Diluted	1.45

See notes to unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Income
For the Six Months Ended June 30, 2007

	Historical		Pro Forma
	Coleman	Copperfield	Adjustments		Coleman
	(Dollars in thousands, except for per share data)

Net sales	$356,414	$126,437	$(5,111	)(1)	$477,740
Costs of goods sold	311,550	111,884	(2,174	)(1)(5)	421,260

Gross profit	44,864	14,553	(2,937)		56,480
Selling, engineering, general and administrative expenses	19,485	4,756	(2,375	)(1)(6)	21,866
Intangible amortization	2,563	—	959	(5)	3,522
Restructuring charges, net	527	—	—		527

Operating income	22,289	9,797	(1,521)		30,565
Interest expense, net	11,224	3,157	1,023	(6)	15,404
Other expense, net	27	—	—		27

Income (loss) before income taxes	11,038	6,640	(2,544)		15,134
Income tax expense	4,146	—	1,545	(7)	5,691

Net income	$6,892	$6,640	$(4,089)		$9,443

Earnings per common share data:
Net income per share
Basic	$0.41				$0.56
Diluted	0.41				$0.56
Weighted average common shares
Basic	16,787				16,787
Diluted	16,798				16,798

See notes to unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL STATEMENTS

Purchase Price

The purchase price was approximately $215,395, which includes (a) a reduction to the purchase price as a result of the working capital true-up adjustment of $467 and (b) acquisition related costs of $2,862. The following is the purchase price for the acquisition:

Amount

Cash, including reduction of $467 to purchase price due to working capital adjustment	$212,533
Fees and expenses	2,862

Total purchase price	$215,395

Under the purchase method of accounting, the total purchase price as shown in the table above was allocated to net tangible and intangible assets of Copperfield based on their estimated fair values.

The pro forma adjustments included in the unaudited pro forma condensed combined financial statements are described below.

1. Certain reclassifications have been made to the historical presentation of Copperfield to conform to the presentation used in the unaudited pro forma condensed combined financial statements. These conforming entries are related to the reclass of scrap sales from net sales to cost of goods sold, and warehousing expenses from selling, engineering, general, and administrative expenses to cost of goods sold.

The pro forma adjustments included in the unaudited pro forma condensed combined statement of income for the year ended December 31, 2006 are described below.

2. Reflects the amortization expense adjustment to intangible amortization for purchase accounting adjustments related to amortizable intangible assets of $10,136 for the year ended December 31, 2006. This adjustment also reflects the adjustment to cost of goods sold depreciation expense for purchase accounting adjustments related to depreciable property, plant and equipment of $4,647 for the year ended December 31, 2006.

3. Reflects the elimination of Copperfield interest expense of $12,267 and debt issuance amortization expense from administrative expenses of $520, for the year ended December 31, 2006. This adjustment also reflects the addition of $16,719 for the year ended December 31, 2006 in interest expense associated with the add-on notes and borrowings under our amended and restated senior secured credit facility, which includes amortization of debt costs related to Coleman’s existing and incremental new debt resulting from the acquisition of Copperfield. These adjustments result in a net pro forma adjustment of $4,452 to interest expense for the year ended December 31, 2006. A portion of the interest expense is based on pro forma borrowings under the amended senior secured credit facility, which is based on the average LIBOR rate.

4. Reflects an adjustment of $8,744 in income tax expense for the year ended December 31, 2006. This adjustment reflects the statutory rates applied to adjust for Coleman’s S corporation status prior to October 10, 2006, Copperfield’s full year status as an LLC and all the tax effects of the proforma adjustments related to the acquisition. The income tax rate used was 39.6%, after giving effect to state income taxes.

The pro forma adjustments included in the unaudited pro forma condensed combined statement of income for the six months ended June 30, 2007 are described below.

5. Reflects the amortization expense adjustment to intangible amortization for purchase accounting adjustments related to amortizable intangible assets of $959 for the six months ended June 30, 2007. This adjustment also reflects the adjustment to cost of goods sold depreciation expense for purchase accounting adjustments related to depreciable property, plant and equipment of $698 for the six months ended June 30, 2007.

NOTES TO UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

6. Reflects the elimination of Copperfield interest expense of $3,157 and debt issuance amortization expense from administrative expenses of $136, for the three months ended March 31, 2007. This adjustment also reflects the addition of $4,180 for the six months ended June 30, 2007 in interest expense associated with the add-on notes and borrowings under our amended and restated senior secured credit facility, which includes amortization of debt costs related to Coleman’s existing and incremental new debt resulting from the acquisition of Copperfield. These adjustments result in a net pro forma adjustment of $1,023 to interest expense for the six months ended June 30, 2007. A portion of the interest expense is based on pro forma borrowings under the amended senior secured credit facility, which is based on the average LIBOR rate.

7. Reflects an adjustment of $581 in income tax expense for the six months ended June 30, 2007. This adjustment reflects the statutory rates applied to adjust for Copperfield’s six month status as an LLC. The income tax rate used was 37.6%, after giving effect to state income taxes.

SELECTED CONSOLIDATED FINANCIAL DATA FOR COLEMAN

The following table sets forth selected historical consolidated financial information for the periods presented. The financial data as of and for each of the five years in the period ended December 31, 2006 has been derived from our audited consolidated financial statements and notes thereto, which have been audited by Deloitte & Touche LLP. The financial data for the six month periods ended June 30, 2006 and 2007 have been derived from our unaudited financial statements, which are included in this prospectus. The results of Copperfield have been included in as consolidated results since the date of acquisition. The results of operations for the six months ended June 30, 2007 are not necessarily indicative of the results that can be expected for the year ending December 31, 2007.

Prior to October 10, 2006, we were treated as an S corporation, with the exception of our wholly-owned C corporation subsidiary, for federal and, where applicable, state income tax purposes. Accordingly, our shareholders were responsible for federal and substantially all state income tax liabilities arising out of our operations other than those conducted by our C corporation subsidiary. On October 10, 2006, the day before we consummated a private placement of 8,400,000 shares of our common stock (the “2006 Private Placement”), we ceased to be an S corporation and became a C corporation and, as such, we are subject to federal and state income tax. The unaudited pro forma statement of operations data presents our pro forma provision for income taxes and pro forma net income as if we had been a C corporation for all periods presented. In addition, the selected historical consolidated financial information and the pro forma statement of operations data reflect the 312.6079 for 1 stock split that we effected on October 10, 2006.

Our consolidated financial statements have been prepared in accordance with GAAP. Historical results are not necessarily indicative of the results we expect in future periods. The data presented below should be read in conjunction with, and are qualified in their entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations for Coleman” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	Year Ended December 31,					Six Months Ended June 30,
	2002	2003	2004	2005	2006	2006	2007
	(In thousands except for per share data)

Statement of Operations Data:
Net sales	$243,492	$233,555	$285,792	$346,181	$423,358	$205,212	$356,414
Cost of goods sold	203,416	198,457	240,260	292,755	341,642	164,015	311,550

Gross profit	40,076	35,098	45,532	53,426	81,716	41,197	44,864
Selling, engineering, general and administrative expenses	21,239	18,262	26,475	25,654	31,760	13,891	19,485
Intangible amortization	—	—	—	—	—	—	2,563
Restructuring charges(1)	2,100	249	(190)	—	1,396	319	527

Operating income	16,737	16,587	19,247	27,772	48,560	26,987	22,289
Interest expense, net	11,563	10,087	11,252	15,606	15,933	8,321	11,224
Loss on early extinguishment of debt	—	—	13,923	—	—	—	—
Other income, (loss), net(2)	(16)	(110)	(13)	(1,267)	497	(11)	27

Income (loss) before income taxes	5,190	6,610	(5,915)	13,433	32,130	18,677	11,038
Income tax expense(3)	1,420	1,558	3,092	2,298	2,771	774	4,146

Net income (loss)	$3,770	$5,052	$(9,007)	$11,135	$29,359	$17,903	$6,892

Per Common Share Data(4):
Net income (loss) per share
Basic	$0.33	$0.44	$(0.76)	$0.87	$2.15	$1.40	$0.41
Diluted	0.27	0.36	(0.76)	0.87	$2.15	1.40	0.41
Weighted average shares outstanding
Basic	11,482	11,467	11,795	12,749	13,637	12,749	16,787
Diluted	13,983	13,968	11,795	12,749	13,637	12,749	16,798
Pro Forma Statement of Operations Data(3):
Income (loss) before income taxes	$5,190	$6,610	$(5,915)	$13,433	$32,130	$18,677
Pro forma income tax expense (benefit)	2,020	2,614	(2,362)	5,351	12,400	7,207

Pro forma net income (loss)	3,170	3,996	(3,553)	8,082	19,730	11,470

Pro Forma Per Common Share Data(4):
Pro forma net income (loss) per share
Basic	$0.28	$0.35	$(0.30)	$0.63	$1.45	$0.90
Diluted	0.23	0.29	(0.30)	0.63	1.45	0.90
Other Financial Data:
EBITDA(5)(8)	$22,670	$22,300	$10,735	$33,883	$53,497	—	—
Capital expenditures	2,534	2,345	4,714	6,171	2,702	$(1,553)	$(3,045)
Cash interest expense	9,935	8,323	6,499	14,813	15,187	7,897	7,670
Depreciation and amortization expense(6)	5,917	5,603	5,398	4,844	5,434	2,825	7,523
Net cash provided by (used in) operating activities	13,062	16,770	(10,067)	(10,340)	30,048	5,705	(13,976)
Net cash provided by (used in) investing activities	(2,362)	(1,611)	(4,701)	(1,789)	(2,578)	(1,431)	(218,433)
Net cash provided by (used in) financing activities	(10,716)	(15,155)	15,753	11,153	(12,794)	(4,281)	217,806

Balance Sheet Data:

	As of December 31,					As of June 30,
	2002	2003	2004	2005	2006	2006	2007
	(Dollars in thousands)

Cash and cash equivalents	$45	$49	$1,034	$58	$14,734	$51	$131
Working capital	40,453	35,276	62,756	90,107	115,083	105,826	198,372
Total assets	164,667	166,991	197,056	221,388	235,745	238,560	538,266
Total debt(7)	118,920	106,768	159,727	169,300	122,507	174,314	346,205
Total shareholders’ equity	23,814	27,365	2,200	13,071	77,841	21,679	86,343

(1)	Restructuring charges include: (i) $2.1 million in 2002 for costs associated with the closure of our El Paso, Texas facility, including the write-off of fixed assets and facility exit costs and severance; (ii) $0.2 million in 2003 for costs associated with the relocation of our cord operations from our Waukegan, Illinois facility to Miami, Florida; (iii) income of $0.2 million recorded in 2004 reflects the reversal of accruals recorded in prior years, which were deemed to no longer be necessary; (iv) $0.3 million and $1.3 million of costs associated with the closing of the leased manufacturing and distribution facility located in Miami Lakes, Florida for the six months ended June 30, 2006 and the year ended December 31, 2006, respectively, (v) $0.1 million associated with the closing of the owned facility located in Siler City, North Carolina in 2006, and $0.5 million associated with the closing in the first six months of 2007.

(2)	Other expense was $0.5 million in December 2006 for costs related to the IRS Audit pursuant to the Tax Matters Agreement. Other income, net was $1.3 million due to the sale of zero coupon bonds in May 2005. See Note 6 to our consolidated financial statements for more information regarding this gain.

(3)	Prior to October 10, 2006, we were treated as an S corporation, with the exception of our wholly-owned C corporation subsidiary, for federal and, where applicable, state income tax purposes. Accordingly, our shareholders were responsible for federal and substantially all state income tax liabilities arising out of our operations other than those conducted by our C corporation subsidiary. On October 10, 2006, the day before we consummated the 2006 Private Placement, we ceased to be an S corporation and became a C corporation and, as such, we are subject to federal and state income tax. As a result of the termination of our S corporation status, we recorded a one-time non-cash credit of approximately $0.3 million to our income tax provision to recognize the estimated amount of previously unrecognized net deferred income tax assets.

(4)	The financial data reflects the retroactive presentation of the 312.6079 for 1 stock split that was effected on October 11, 2006.

(5)	EBITDA represents net income (loss) before interest expense, income tax expense and depreciation and amortization expense. EBITDA is a performance measure and liquidity measure used by our management, and we believe it is commonly reported and widely used by investors and other interested parties as a measure of a company’s operating performance and ability to incur and service debt. Our management believes that EBITDA is useful to investors in evaluating our operating performance because it provides a means to evaluate the operating performance of our business on an ongoing basis using criteria that are used by our internal decision-makers for evaluation and planning purposes, including the preparation of annual operating budgets and the determination of levels of operating and capital investments. In particular, our management believes that EBITDA is a meaningful measure because it allows management to readily view operating trends, perform analytical comparisons and identify strategies to improve operating performance. For example, our management believes that the inclusion of items such as taxes, interest expense and interest income can make it more difficult to identify and assess operating trends affecting our business and industry. Furthermore, our management believes that EBITDA is a performance measure that provides investors, securities analysts and other interested parties with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies in our industry. Finally, EBITDA also closely tracks Consolidated EBITDA, a liquidity measurement that is used in calculating financial covenants in both our credit facility and the indenture for our senior notes.

EBITDA’s usefulness as a performance measure is limited by the fact that it excludes the impact of interest expense, depreciation and amortization expense and taxes. We borrow money in order to finance our operations; therefore, interest expense is a necessary element of our costs and ability to generate revenue. Similarly, our use of capital assets makes depreciation and amortization expense a necessary element of our costs and ability to generate income. Since we, effective as of October 10, 2006, in addition to our C corporation subsidiary are subject to state and federal income taxes, any measure that excludes tax expense has material limitations.

Due to these limitations, we do not, and you should not, use EBITDA as the only measure of our performance and liquidity.

We also use, and recommend that you consider, net income in accordance with GAAP as a measure of our performance or cash flows from operating activities in accordance with GAAP as a measure of our liquidity.

The following is a reconciliation of net income (loss), as determined in accordance with GAAP, to EBITDA.

	As of December 31,
	2002	2003	2004	2005	2006
	(Dollars in thousands)

Net income (loss)	$3,770	$5,052	$(9,007)	$11,135	$29,359
Interest expense, net	11,563	10,087	11,252	15,606	15,933
Income tax expense	1,420	1,558	3,092	2,298	2,771
Depreciation and amortization expense(6)	5,917	5,603	5,398	4,844	5,434

EBITDA	$22,670	$22,300	$10,735	$33,883	$53,497

The following is a reconciliation of cash flow from operating activities, as determined in accordance with GAAP, to EBITDA.

	As of December 31,
	2002	2003	2004	2005	2006
	(Dollars in thousands)

Net cash flow from operating activities	$13,062	$16,770	$(10,067)	$(10,340)	$30,048
Interest expense, net	11,563	10,087	11,252	15,606	15,933
Income tax expense	1,420	1,558	3,092	2,298	2,771
Loss on early extinguishment of debt	—	—	(13,923)	—	—
Deferred income tax assets and liabilities	(846)	338	18	581	(679)
Gain (loss) on sale of fixed assets	(1,467)	60	13	7	(502)
Gain (loss) on sale of investment-net	—	—	—	1,267	11
Stock-based compensation	—	—	(1,648)	—	(1,412)
Changes in operating assets and liabilities	70	(5,238)	22,857	24,354	7,327
Non-cash interest income	338	227	245	110	—
Non-cash interest expense	(1,470)	(1,502)	(1,104)	—	—

EBITDA	$22,670	$22,300	$10,735	$33,883	$53,497

EBITDA includes the effects of restructuring charges, bad debt write off (recovery) related to the bankruptcy of a major customer, a special bonus to certain members of senior management, the loss on early extinguishment of debt, professional services to one of our directors for services rendered in connection with the exploration of development of strategic alternatives, the expenses pursuant to the Tax Matters Agreement and certain other matters. Restructuring charges are described in footnote (1) above. 2003 EBITDA includes a bad debt recovery of $0.1 million, 2004 EBITDA includes a bad debt recovery of $0.3 million, a special senior management bonus of $3.0 million and a loss on early extinguishment of debt of $13.9 million, and 2006 EBITDA includes $0.8 million of cash paid and $0.5 million of stock to one of our directors for professional services and $0.5 million of expenses related to the Tax Matters Agreement. Changes in operating assets and liabilities exclude amortization of debt issuance costs, which is included in interest expense.

(6)	Depreciation and amortization expense does not include amortization of debt issuance costs, which is included in interest expense.

(7)	Net of unamortized discount of $2.4 million as of December 31, 2002 and $2.0 million as of December 31, 2003.

(8)	Coleman does not compute for reporting purposes EBITDA on a quarterly basis.

SELECTED FINANCIAL DATA FOR COPPERFIELD

The following table sets forth selected historical financial information for the periods presented. The financial data, including statement of operations and balance sheet data as of and for each of the five years in the period ended December 31, 2006 has been derived from our audited financial statements and notes thereto, which have been audited by PricewaterhouseCoopers LLP. The financial data for the three-month periods ended March 31, 2006 and 2007 have been derived from Copperfield’s unaudited financial statements, which are included in this prospectus. The results of operations for the three months ended March 31, 2007 are not necessarily indicative of the results that can be expected for the year ending December 31, 2007. Since April 2, 2007, the results of Copperfield have been included in Coleman’s consolidated results.

The data presented below should be read in conjunction with, and are qualified in their entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included in this prospectus.

Copperfield has been treated as a limited liability corporation for federal and, where applicable, state income tax purposes. Accordingly, Copperfield’s members were responsible for federal and substantially all state income tax liabilities arising out of Copperfield’s operations. After the consummation of this acquisition, the earnings of Copperfield will be subject to federal and state income tax.

Copperfield’s financial statements have been prepared in accordance with GAAP. Historical results are not necessarily indicative of the results Copperfield expects in future periods. The data presented below should be read in conjunction with, and are qualified in their entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations for Copperfield” and Copperfield’s financial statements and the notes thereto included elsewhere in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	2002	2003	2004	2005	2006	2006	2007
	(Dollars in thousands)

Statement of Operations Data:
Net sales	$45,194	$85,150	$136,749	$202,066	$519,594	$109,914	$126,437
Cost of goods sold	33,614	69,403	114,790	176,356	472,659	99,361	111,884

Gross profit	11,580	15,747	21,959	25,710	46,935	10,553	14,553
Selling, warehousing, general and administrative expenses	6,520	10,696	14,647	13,933	19,005	4,816	4,756

Operating income	5,060	5,051	7,312	11,777	27,930	5,737	9,797
Interest expense, net	1,296	2,984	2,245	6,093	12,267	2,493	3,157

Net income	$3,764	$2,067	$5,067	$5,684	$15,663	$3,244	$6,640

Balance Sheet Data:
Cash and cash equivalents	$31	$27	$23	$102	$3	$4	$3
Working capital	3,615	557	(1,588)	(1,406)	5,938	261	(6,399)
Total assets	31,693	52,383	55,879	106,705	139,421	143,432	138,391
Total debt	16,591	27,684	27,673	92,566	112,067	113,674	99,876
Total members’ equity (deficiency)	11,188	12,705	14,693	(14,220)	(2,286)	(10,976)	3,201
Other Data:
EBITDA(1)(2)	$8,353	$9,780	$11,953	$16,754	$34,821	—	—
Capital expenditures	2,212	2,244	7,734	7,621	6,468	2,753	579
Cash paid for interest	964	1,417	1,591	4,086	9,949	2,053	2,816
Depreciation and amortization expense of plant, property & equipment and intangibles	3,275	4,758	4,641	4,977	6,891	1,572	1,888
Net cash (used in) provided by operating activities	6,199	7,712	10,653	(4,924)	(5,135)	(18,772)	14,689
Net cash (used in) investing activities	(4,437)	(15,085)	(6,020)	(17,967)	(6,468)	(2,753)	(579)
Net cash (used in) provided by financing activities	(1,739)	7,370	(4,637)	22,970	11,504	21,427	(14,110)

(1)	EBITDA represents net income before interest expense, and depreciation and amortization expense. EBITDA is a performance measure and liquidity measure used by Copperfield’s management, and Copperfield believes it is commonly reported and widely used by investors and other interested parties as a measure of a company’s operating performance and ability to incur and service debt. Coppefield’s management believes that EBITDA is useful to investors in evaluating Copperfield’s operating performance because it provides a means to evaluate the operating performance of Copperfield’s business on an ongoing basis using criteria that are used by Copperfield’s internal decision-makers for evaluation and planning purposes, including the preparation of annual operating budgets and the determination of levels of operating and capital investments. In particular, Copperfield’s management believes that EBITDA is a meaningful measure because it allows management to readily view operating trends, perform analytical comparisons and identify strategies to improve operating performance. For example, Copperfield’s management believes that the inclusion of items such as interest expense and interest income can make it more difficult to identify and assess operating trends affecting Copperfield’s business and industry. Copperfield also uses EBITDA in determining management compensation. Furthermore, Copperfield’s management believes that EBITDA is a performance measure that provides investors, and other interested parties with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies in Copperfield’s industry. Finally, EBITDA is a liquidity measurement that is used in calculating financial covenants in Copperfield’s various debt instruments.

EBITDA’s usefulness as a performance measure is limited by the fact that it excludes the impact of interest expense, depreciation and amortization expense and taxes. Copperfield borrows money in order to finance Copperfield’s operations; therefore, interest expense is a necessary element of Copperfield’s costs and ability to generate revenue. Similarly, Copperfield’s use of capital assets makes depreciation and amortization expense a necessary element of Copperfield’s costs and ability to generate income.

Due to these limitations, Copperfield do not, and you should not, use EBITDA as the only measure of our performance and liquidity.

Copperfield also uses, and recommends that you consider, net income in accordance with GAAP as a measure of Copperfield’s performance or cash flows from operating activities in accordance with GAAP as a measure of our liquidity.

The following is a reconciliation of net income, as determined in accordance with GAAP, to EBITDA:

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(Dollars in thousands)

Net income	$3,764	$2,067	$5,067	$5,684	$15,663
Interest expense	1,314	2,955	2,245	6,093	12,267
Depreciation and amortization expense of plant, property & equipment and intangibles	3,275	4,758	4,641	4,977	6,891

EBITDA	$8,353	$9,780	$11,953	$16,754	$34,821

The following is a reconciliation of cash flow provided by (used in) operating activities, as determined in accordance with GAAP, to EBITDA.

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(Dollars in thousands)

Net cash flow provided by (used in) operating activities	$6,199	$7,712	$10,653	$(4,924)	$(5,135)
Interest expense	1,314	2,955	2,245	6,093	12,267
Accretion of debt discount	(61)	(103)	(103)	(257)	—
Provision for doubtful accounts	(554)	(102)	(14)	(119)	(1,088)
(Loss) on sale of fixed assets	—	(8)	(578)	(3)	—
Changes in operating assets and liabilities	1,683	(239)	329	17,339	31,113
Non-cash interest expense	(228)	(435)	(579)	(1,375)	(2,336)

EBITDA	$8,353	$9,780	$11,953	$16,754	$34,821

(2)	Copperfield does not compute for reporting purposes EBITDA on a quarterly basis.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR COLEMAN

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of risks and uncertainties, including those described under “Risk Factors” and elsewhere in this prospectus. We assume no obligation to update any of these forward-looking statements. You should read the following discussion in conjunction with our consolidated financial statements and the notes thereto included in this prospectus.

General

We are a leading designer, developer, manufacturer and supplier of electrical wire and cable products in the United States. We supply a broad line of wire and cable products, which enables us to offer our customers a single source of supply for many of their wire and cable product requirements. We manufacture bare copper wire, some of which we use to produce our products and some of which we sell to other producers. We sell our products to a variety of customers, including a wide range of specialty distributors, retailers and original equipment manufacturers (OEMs). We develop our products for sale into multiple end markets, including electrical distribution, wire and cable distribution, OEM/government, heating, ventilation, air conditioning and refrigeration (HVAC/R), irrigation, industrial/contractor, recreation/transportation, copper fabrication, retail and automotive. We manufacture our products in six domestic manufacturing facilities and supplement our domestic production with international and domestic sourcing. Virtually all of our products are sold to customers located in the United States and Canada.

Our net sales, to some extent, follow general business cycles. The diversity of our end markets and customer bases, however, tends to protect our financial results from downturns in any particular industry or geographic area. We also have experienced, and expect to continue to experience, certain seasonal trends in net sales and cash flow. Net sales are generally higher in the third and fourth quarters due to increased buying in anticipation of, and during, the winter months and holiday season.

The primary component of our cost of goods sold is the cost of raw materials. Because labor costs have historically represented less than 10% of our cost of goods sold, competition from products produced in countries having lower labor rates has not affected our financial results significantly. For the current period presented, copper costs, including fabrication, have been estimated by us, based on the average comex price, to be approximately 51.6% of our cost of goods sold. We buy copper from domestic and international suppliers, and the price we pay depends largely on the price of copper on international commodities markets.

The price of copper is particularly volatile and can affect our net sales and profitability. The daily selling price of copper cathode on the COMEX averaged $3.09 per pound during the six months ended June 30, 2007, up 9.1% from the six months ended June 30, 2006. The average copper price on the COMEX was $3.62 per pound for July 2007 and has averaged $3.58 per pound from August 1 to August 7, 2007. We purchase copper at the prevailing market price. We generally attempt to pass along to our customers changes in the prices of copper and other raw materials. Our ability to pass along price increases is greater when copper prices increase quickly and significantly. Gradual price increases may be more difficult to pass on to our customers and may affect our short-term profitability. Conversely, the prices of our products tend to fall more quickly in the event the price of copper drops significantly over a relatively short period of time and more slowly in the event of more gradual decreases in the price of copper. Our specialty distributors and OEMs segment offers a number of products that are particularly sensitive to fluctuations in copper prices. Other factors affecting product pricing include the type of product involved, competitive conditions, including underutilized manufacturing capacity in our industry, and particular customer arrangements.

From time to time, we consider acquisition opportunities that could materially increase the size of our business operations. We are currently considering the acquisition of a business in our industry for an expected purchase price of approximately $50 million. If consummated, the acquisition is expected to materially increase our revenue and earnings and would be financed by available borrowings under our credit agreement. The prospective seller and we have signed a confidentiality agreement and a non-binding letter of intent (which includes a binding exclusivity provision). Consummation of the acquisition is subject to numerous contingencies, including the execution of a definitive acquisition agreement, the completion of our due diligence investigation and the approval of the boards of directors of both parties. As a result, there can be no assurance that we will consummate this acquisition.

Recent Development

On April 2, 2007, we acquired all of the equity interests of Copperfield for a total purchase price of $215.4 million, which reflects the application of a net working capital true-up adjustment of $0.5 million and acquisition related costs of $2.9 million. We financed the acquisition with the proceeds from the sale on April 2, 2007 of $120.0 million aggregate principal amount of 9 7/8% Senior Notes due 2012, the Original Notes, along with cash on hand and borrowings under an Amended and Restated Credit Agreement. The Amended and Restated Credit Agreement, which was put in place on April 2, 2007, consists of a five year $200.0 million revolving credit facility and replaced our existing credit facility.

Copperfield, one of the largest privately owned fabricators and insulators of copper electrical wire and cable in the United States, has a diversified customer base and currently has over 450 customers.

In 2006, Copperfield sold more than 12.6 billion feet of insulated copper wire and cable to customers across diversified end markets including the appliance, automotive, electric motor, electrical distribution, recreational vehicle, trailer cable and welding cable sectors. Copperfield services its customers and produces over 41,000 SKUs from its strategically located facilities in Indiana, Texas and Arizona, which together represent more than one million square feet of fabrication and insulation manufacturing and warehousing capacity employing more than 560 non-union employees. For the years ended December 31, 2006, 2005, and 2004, Copperfield generated net sales of $519.6 million, $202.1 million and $136.7 million, respectively, and net income of $15.7 million, $5.7 million and $5.1 million, respectively. Copperfield generated net sales and net income of $126.4 million and $6.6 million for the three month period ended March 31, 2007 and $109.9 million and $3.2 million for the three month period ended March 31, 2006. Copperfield has been treated as a limited liability corporation for federal and state income tax purposes. Accordingly, Copperfield’s members, rather than Copperfield itself, have been responsible for federal and substantially all state income tax liabilities arising out of Copperfield’s operations. In addition, we are now in the process of allocating the Copperfield purchase price to the assets acquired and therefore we must caution against combining Copperfield’s net income amounts with ours for the purpose of determining the pro forma net income of the combined company.

The results of Copperfield have been included in our consolidated results since the date of acquisition.

We believe that the acquisition provides a number of strategic benefits. In particular, the Copperfield acquisition:

•	diversifies our end markets, expands our customer base and strengthens our competitive position in the industry by adding Copperfield’s relationships and niche market leadership. The acquisition of Copperfield deepens our penetration into several of our distribution channels, including the automotive, electrical distribution, wire and cable, RV and industrial contractor channels, and adds new relationships with a diversified group of OEM customers, including agriculture, appliance, battery cable, marine, motors/transformers and welding.

•	increases our scale and diversifies our product portfolio.

•	mitigates the sensitivity of our operating results to the fluctuations in prices for our raw material inputs such as copper. Copperfield’s cost-plus pricing methodology has provided stability to Copperfield’s gross profit despite wide fluctuations in copper pricing. We believe that combining our operations with Copperfield will offset the effect of copper price fluctuations on our financial results.

•	provides opportunities for operational synergies and cost savings through capitalizing on joint purchasing opportunities, engineering and working capital management and reduction in overhead costs, as well as increasing productivity by implementing best practices.

•	maximizes our manufacturing and distribution efficiency and reach through the restructuring and realignment of our combined nationwide footprint.

•	provides additional depth to our existing management team by adding two senior executives with a combined 56 years of industry experience and a proven track record in developing and sustaining efficient manufacturing operations.

We and Copperfield have historically pursued different pricing methodologies. We choose to price our products opportunistically to benefit from sharp movements in raw copper prices. Copperfield prices its products to earn a fixed dollar margin per pound of goods sold, which effectively mitigates the effect of copper price volatility on Copperfield’s financial results. We intend that Copperfield, as our subsidiary, will maintain its historical pricing strategy. We believe that the combination of our and Copperfield’s pricing methodologies will mitigate the copper-related volatility in our overall operating results.

Business Segment Information

We have four business segments: (i) electrical/wire and cable distributors; (ii) specialty distributors and OEMs; (iii) consumer outlets; and (iv) Copperfield. These segment classifications are based on an aggregation of customer groupings and distribution channels because this is how we manage and evaluate our business. We sell substantially all of our products through each of our four segments, except that our fabricated bare wire products are sold only by our specialty distributors, OEM and Copperfield segments. For the six months ended June 30, 2007, the electrical/wire and cable distributors segment, the specialty distributors and OEMs segment, the consumer outlets segment, and Copperfield represented approximately 20.3%, 33.0%, 10.0% and 36.7% of our net sales on a consolidated basis, respectively. Our consumer outlets segment, which is our smallest in terms of net sales, accounts for an even smaller percentage of our profitability because of increased competition from foreign suppliers and the delays we may encounter in passing along copper price increases to large retailers. To remain competitive, we are purchasing more labor intensive products from foreign sources for sale by this segment. Our segment information presented below includes a separate line for corporate adjustments, which consist of items not allocated to a particular business segment, including costs for employee relocation, discretionary bonuses, professional fees, restructuring expenses, management fees and intangible amortization. The period-to-period comparisons set forth in this section include information about our four segments.

Consolidated Results of Operations

The following table sets forth, for the periods indicated, the consolidated statement of operations data in thousands of dollars and as a percentage of net sales.

	Year Ended December 31,						Six Months Ended June 30,
	2004		2005		2006		2006		2007
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%

Net sales	$285,792	100.0%	$346,181	100.0%	$423,358	100%	$205,212	100.0%	$356,414	100.0%
Gross profit	45,532	15.9	53,426	15.4	81,716	19.3	41,197	20.1	44,864	12.6
Selling, engineering, general and administrative expenses	26,475	9.3	25,654	7.4	31,760	7.5	13,891	6.8	19,485	5.5
Intangible amortization	—	—	—	—	—	—	—	—	2,563	.7
Restructuring	(190)	(0.1)	—	—	1,396	0.3	319	0.2	527	.1

Operating income	19,247	6.7	27,772	8.0	48,560	11.5	26,987	13.2	22,289	6.3
Interest expense, net	11,252	3.9	15,606	4.5	15,933	3.8	8,321	4.1	11,224	3.1
Loss on early extinguishment of debt	13,923	4.9	—	—	—	—
Other expense (income), net	(13)	(0.0)	(1,267)	(0.4)	497	0.1	(11)	0.0	27	0.0

Income (loss) before income taxes	(5,915)	(2.1)	13,433	3.9	32,130	7.6	18,677	9.1	11,038	3.1
Income tax expense	3,092	1.1	2,298	0.7	2,771	0.7	774	0.4	4,146	1.2

Net income (loss)	$(9,007)	(3.2)	$11,135	3.2	$29,359	6.9	$17,903	8.7	$6,892	1.9

Capital expenditures	$4,714		$6,171		$2,702		$1,553		$3,045
Depreciation and amortization expense	$5,398		$4,844		$5,434		$2,825		$7,523

Six Months Ended June 30, 2007 Compared with Six Months Ended June 30, 2006

Net sales  —  Net sales for the six months ended June 30, 2007 were $356.4 million compared to $205.2 million for the six months ended June 30, 2006, an increase of $151.2 million or 73.7%. This increase in net sales was primarily due to the acquisition of Copperfield, which accounted for 63.8% of the increase and, together with increased demand in the consumer segment, more than offset net sales declines in the other segments due to volume declines net of price increases. There was a 43.2% increase in volume in the six months ended June 30, 2007 compared to the prior period primarily due to the acquisition of Copperfield, which accounted for 44.9% of the increase and, in addition to increased demand from existing customers in our consumer outlets segment, offset a decline in demand from existing customers in our other segments. Volume changes between comparative periods are measured in total pounds shipped. With the exception of Copperfield products, product mix in units for this time period was relatively consistent.

Gross profit  —  Gross profit margin for the six months ended June 30, 2007 was 12.6% compared to 20.1% for the six months ended June 30, 2006. The decrease in the gross profit margin was primarily due to the Copperfield acquisition. Copperfield prices its products to earn a fixed dollar margin per pound of goods sold, which effectively mitigates the effect of copper price volatility, but in higher priced copper markets, compresses the gross profit percentage. Other contributing factors to the decrease in the gross profit margin were the rapid drop in copper during the end of 2006 and the beginning of 2007, which resulted in compressed margins across most business segments due to the lag in working through our inventory layers in the beginning of the year, pricing pressures due to lower market demands in many of our channels, and plant realignments, offset by the ability to spread fixed costs over a somewhat higher revenue base.

Selling, engineering, general and administrative (“SEG&A”)  —  SEG&A expense for the six months ended June 30, 2007 was $19.5 million compared to $13.9 million for the six months ended June 30, 2006. The increase between the two periods resulted primarily from the acquisition of Copperfield, an increase in professional fees due to our change in equity structure, an increase in stock compensation expense, and an increase in advertising expense due to new customer setups and promotions.

Restructuring Charges  —  Restructuring charges for the six months ended June 30, 2007 were $0.5 million. These expenses were the result of the planned closure of our Siler City, North Carolina facility. Restructuring charges for the six months ended June 30, 2006 were $0.3 million. These expenses were the result of the planned closure of our Miami Lakes facility.

Interest expense, net —  Interest expense, net, for the six months ended June 30, 2007 was $11.2 million compared to $8.3 million for the six months ended June 30, 2006. The increase in interest expense, net, was due primarily to additional interest payable for the 2007 Notes and borrowings under our revolving line of credit due to the acquisition of Copperfield.

Income tax expense  —  Income tax expense was $4.1 million for the six months ended June 30, 2007 compared to $0.8 million for the six months ended June 30, 2006. Income tax expense increased primarily because of a change from S corporation status to C corporation status in October 2006, resulting in increased tax expense.

Segment Results

The following table sets forth, for the periods indicated, statements of operations data by segment in thousands of dollars, segment net sales as a percentage of total net sales and segment operating income as a percentage of segment net sales.

	Six Months Ended June 30,
	2006		2007
	Amount	%	Amount	%
	(In thousands)

Net Sales:
Electrical / Wire and Cable Distributors	$70,907	34.6%	$72,322	20.3%
Specialty Distributors and OEMs	112,105	54.6	117,513	33.0
Consumer Outlets	22,200	10.8	35,756	10.0
Copperfield	—	—	130,823	36.7

Total	$205,212	100.0%	$356,414	100.0%

Operating Income:
Electrical / Wire and Cable Distributors	$12,821	18.1%	$6,772	9.4%
Specialty Distributors and OEMs	15,400	13.7	11,121	9.5
Consumer Outlets	883	4.0	3,746	10.5
Copperfield	—	—	3,516	2.7

Total	29,104		25,155
Corporate	(2,117)		(2,866)

Consolidated operating income	$26,987	13.2%	$22,289	6.3%

Six Months Ended June 30, 2007 Compared with Six Months Ended June 30, 2006

Electrical/Wire and Cable Distributors

Net sales for our electrical/wire and cable distributors segment for the six months ended June 30, 2007 were $72.3 million compared to $70.9 million for the six months ended June 30, 2006, an increase of $1.4 million or 2.0%. This increase was due primarily to selling price increases as a result of inflationary increases in raw material prices. There was a decrease in volume of 1.3% primarily due to weaknesses in the residential construction markets. This decline was somewhat offset by strength in the MRO, industrial and commercial construction markets.

Operating income for our electrical/wire and cable distributors segment for the six months ended June 30, 2007 was $6.8 million compared to $12.8 million for the six months ended June 30, 2006, a decrease of $6.0 million, or 46.9%. This decrease was attributed to the rapid drop in copper during the end of 2006 and beginning of 2007, which resulted in compressed margins due to the lag in working through our inventory layers, working capital initiatives, pricing pressures due to lower market demand, the costs of plant realignments, and stock compensation expense, offset by the ability to spread fixed costs across a larger revenue base.

Specialty Distributors and OEMs

Net sales for our specialty distributors and OEMs segment for the six months ended June 30, 2007 were $117.5 million compared to $112.1 million for the six months ended June 30, 2006, an increase of $5.4 million, or 4.8%. There was a decrease in volume of 7.5% due to declines in demand from our existing customers, offset by growth and market share gains in our OEM/government, industrial, and irrigation channels.

Operating income for our specialty distributors and OEMs segment for the six months ended June 30, 2007 was $11.1 million compared with $15.4 million for the six months ended June 30, 2006, a decrease of $4.3 million or 27.9%. This decrease was primarily due to the rapid drop in copper prices during the end of 2006 and beginning of 2007 which resulted in compressed margins across most business channels due to the lag in working through our inventory layers, working capital initiatives, pricing pressures due to lower market demand in some of our business channels, the costs of plant realignments, and stock compensation expense due to options issued, offset by the ability to spread fixed costs across a larger revenue base.

Consumer Outlets

Net sales for our consumer outlets segment for the six months ended June 30, 2007 were $35.8 million compared to $22.2 million for the six months ended June 30, 2006, an increase of $13.6 million or 61.3%. This increase was due primarily to a volume increase of 31.2% and price increases associated with raw material cost increases. The volume increase was due primarily to an increase of automotive product sales due to improved market conditions compared to 2006 and to initial stocking orders for product line expansions with existing customers in 2007.

Operating income for our consumer outlets segment for the six months ended June 30, 2007 was $3.8 million compared to $0.9 million for the six months ended June 30, 2006, an increase of approximately $2.9 million, or 322.2%. This increase was largely due to strength in demand in our automotive channel, expanded product placement with existing customers, the ability to spread fixed costs across a larger revenue base, improved operational efficiencies due to plant realignments in 2006 and the ability to secure price increases. This was offset by stock compensation expense and the accrual of management bonuses due to increased profitability.

Copperfield

No comparison is presented for Copperfield because it was not included in our financial results in 2006.

Operating income for Copperfield is reduced by the one time impact of the fair value step-up to inventories of $2.7 million and the amortization of intangible assets of $2.6 million.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

Net sales — Net sales for the year ended December 31, 2006 were $423.4 million compared to $346.2 million for the year ended December 31, 2005, an increase of $77.2 million, or 22.3%. The increase in net sales was due primarily to price increases driven by the significant increase in the cost of raw materials, primarily copper, for 2006 compared to 2005. There was a 10.9% decline in volume in 2006 due to decreased demand from existing customers, somewhat offset by the addition of new customers. Also contributing to the volume decline was a shift in the product mix in our consumer outlets segment from higher weight products, such as extension cords, to lower weight products, such as data, thermostat and coaxial cables and a change in manufacturing process in our automotive channel. Otherwise, product mix in units for these periods was relatively consistent. Volume changes between comparative years are measured in total pounds shipped.

Gross profit — Gross profit margin for the year ended December 31, 2006 was 19.3% compared to 15.4% for the year ended December 31, 2005. The increase in the gross profit margin was due in part to the ability to secure pricing increases sooner than increased copper and other raw material cost increases were reflected in inventory and cost of goods sold. In addition, gross profit increases were due to reduced costs due to manufacturing efficiency improvements made during the prior year. Gross profit improved due to the ability to reduce shipping and other distribution expenses, and to spread fixed costs over a significantly higher revenue base.

Selling, engineering, general and administrative — SEG&A expense for the year ended December 31, 2006 was $31.8 million compared to $25.7 million for the year ended December 31, 2005, an increase of $6.1 million. The increase between the two periods resulted primarily from increased sales commissions due to a higher revenue base, an increase in the accrual of management bonuses due to improved profitability, increased depreciation expense, and an increase in professional fees paid to Shmuel D. Levinson for services rendered in connection with the exploration and development of strategic alternatives and certain other matters.

Restructuring Charges — Restructuring charges for the year ended December 31, 2006 were $1.4 million. These expenses were the result of the planned closures of our Miami Lakes and Siler City facilities. Restructuring charges included $0.1 million of employee severance costs, $0.7 million of lease termination costs, $0.3 million of equipment relocation costs and $0.3 million of other closing costs.

Interest expense, net and loss on early extinguishment of debt — Interest expense, net was $15.9 million for year ended December 31, 2006, compared to $15.6 million of interest expense, net for year ended December 31, 2005, an increase of $0.3 million. The increase in interest expense was due primarily to higher average borrowings under our revolving line of credit resulting primarily from increased inventory costs.

Other (income) loss, net — Other loss, net, for the year ended December 31, 2006 included $0.5 million for estimated costs accrued pursuant to the Tax Matters Agreement compared to $1.3 million of income, for the year ended December 31, 2005 which was due to the sale of zero coupon bonds in May 2005, in connection with the settlement of the Copperweld Corporation capital lease obligation.

Income tax expense — Income tax expense was $2.8 million for the year ended December 31, 2006 compared to $2.3 million for the year ended December 31, 2005. Income tax expense increased primarily because of a change from S corporation status to C corporation status in October 2006, resulting in increased corporation tax expense.

Segment Results

The following table sets forth, for the periods indicated, statements of operations data by segment in thousands of dollars, segment net sales as a percentage of total net sales and segment operating income as a percentage of segment net sales.

	Year Ended December 31,
	2005		2006
	Amount	%	Amount	%
	(In thousands)

Net sales:
Electrical/Wire and Cable Distributors	$114,561	33.0%	$147,411	34.8%
Specialty Distributors and OEMs	171,926	49.8	219,957	52.0
Consumer Outlets	59,694	17.2	55,990	13.2

Total	$346,181	100.0%	$423,358	100.0%

Operating income:
Electrical/Wire and Cable Distributors	$13,643	11.9%	$23,830	16.2%
Specialty Distributors and OEMs	14,693	8.5	28,096	12.8
Consumer Outlets	3,465	5.8	3,421	6.1

Total	31,801		55,347
Corporate	(4,029)		(6,787)

Consolidated operating income	$27,772		$48,560

Electrical/Wire and Cable Distributors

Net sales for our electrical/wire and cable distributors segment for the year ended December 31, 2006 were $147.4 million compared to $114.6 million for the year ended December 31, 2005, an increase of $32.8 million, or 28.6%. This increase was due primarily to selling price increases as a result of inflationary increases in raw material costs, as well as the addition of strategic new customers. There was a decrease in volume of 4.0% primarily due to a decline in the residential construction market and energy related business in 2005 that did not repeat in 2006.

Operating income for our electrical/wire and cable distributors segment for the year ended December 31, 2006 was $23.8 million compared to $13.6 million for the year ended December 31, 2005, an increase of $10.2 million, or 75.0%. This increase was attributed to our ability to secure price increases to offset increases in raw material costs, reduce shipping and other distribution expenses, and the ability to spread fixed costs across a larger revenue base.

Specialty Distributors and OEMs

Net sales for our specialty distributors and OEMs segment for the year ended December 31, 2006 were $220.0 million compared to $171.9 million for the year ended December 31, 2005, an increase of $48.1 million, or 28.0%. The increase was due to selling price increases associated with increases in raw material costs and increased security/home automation channel sales as a result of market share gains. These increases offset decreases in the other channels in this segment due to market conditions. There was an overall decline in volume of 9.4% due to market conditions, offset by increases in the security/home automation, irrigation and copper fabrication channels due to market share gains.

Operating income for our specialty distributors and OEMs segment for the year ended December 31, 2006 was $28.1 million compared to $14.7 million for the year ended December 31, 2005, an increase of $13.4 million, or 91.2%. This increase was due primarily to volume and pricing initiatives, improved manufacturing efficiencies, reduced shipping and other distribution expenses, and the spreading of fixed costs over a larger revenue base.

Consumer Outlets

Net sales for our consumer outlets segment for the year ended December 31, 2006 were $56.0 million compared to $59.7 million for the year ended December 31, 2005, a decrease of $3.7 million, or 6.2%. This decrease was due to a volume decline of 25.5%, which was partially offset by price increases. The volume decline was due primarily to a decrease in orders from consumer outlet customers who had higher than expected inventory as a result of soft 2005 year-end retail sales. In addition, the prior year included an initial stocking order for a major account that was not repeated in 2006 and the completion of a sales program at a specific account. Also contributing to the volume decline was a shift in product mix from higher weight products, such as extension cords, to lower weight products, such as data, thermostat and coaxial cables, and a change in manufacturing process affecting our automotive products.

Operating income for our consumer outlets segment for the year ended December 31, 2006 was $3.4 million compared to $3.5 million for the year ended December 31, 2005, a decrease of $0.1 million or 2.9%. This decline was due to the combination of sales decreases and additional operating expenses in our overall operating segment. These were partially off-set by gains on the sale of commodity contracts, reduced shipping and other distribution expenses, cost savings realized from our Miami facility closure, and manufacturing process improvements affecting our automotive products.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

Net sales — Net sales for the year ended December 31, 2005 were $346.2 million compared to $285.8 million for the year ended December 31, 2004, an increase of $60.4 million, or 21.1%. The increase in net sales was due primarily to price increases driven by the significant increase in the cost of raw materials, primarily copper, for 2005 compared to 2004. There was a 6.8% growth in volume in 2005 due to increased demand from existing customers, as well as the addition of new customers. Product mix for each of the years ended December 31, 2004 and 2005 was relatively consistent, with the exception of our consumer outlets segment in which there was an increase in sales of products not traditionally sold through the retail channel due to a new customer and a change in manufacturing process in our automotive channel. Volume changes between comparative years are measured in total pounds shipped.

Gross profit — Gross profit margin for the year ended December 31, 2005 was 15.4% compared to 15.9% for the year ended December 31, 2004. The decrease in the gross profit margin for the year ended December 31, 2005 was due principally to the significant increase in the cost of raw materials, primarily copper, that was not fully passed along to existing customers, and inefficiencies of $2.2 million related to the manufacturing consolidation of certain product lines in two of our facilities in the first nine months of 2005. These negative factors were offset in part by the addition of new customers and some pricing increases.

Selling, engineering, general and administrative — SEG&A expense for the year ended December 31, 2005 was $25.7 million compared to $26.5 million for the year ended December 31, 2004, a decrease of $0.8 million. The decrease in 2005 was due primarily to the payment of special bonuses in 2004 in connection with the issuance of our senior notes. This was partially offset by increased selling commissions related to increased sales volume, and increases in payments for professional and management services due to our new reporting structure associated with the issuance of our senior notes.

Interest expense, net and loss on early extinguishment of debt — Interest expense, net was $15.6 million for year ended December 31, 2005, compared to $11.3 million of interest expense, net and $13.9 million of loss on early extinguishment of debt for year ended December 31, 2004, a decrease of $9.6 million. The decrease in 2005 was due primarily to the payment of make-whole premiums and other costs in connection with our September 2004 debt refinancing partially offset by an increase in interest for payment obligations on our senior notes and an increase in amortization expense related to the September 2004 debt refinancing.

Other income, net — Other income, net, for the year ended December 31, 2005 was $1.3 million due to the sale of zero coupon bonds in May 2005, in connection with the settlement of the Copperweld Corporation capital lease obligation.

Income tax expense — Income tax expense was $2.3 million for the year ended December 31, 2005 compared to $3.1 million for the year ended December 31, 2004. Income tax expense decreased primarily because of a decline in the taxable income of our wholly owned C corporation subsidiary, which decline was a result of lower shared services income and elimination of the intercompany factoring of the accounts receivable.

Segment Results

The following table sets forth, for the periods indicated, statements of operations data by segment in thousands of dollars, segment net sales as a percentage of total net sales and segment operating income as a percentage of segment net sales.

	Year Ended December 31,
	2004		2005
	Amount	%	Amount	%
	(In thousands)

Net sales:
Electrical/Wire and Cable Distributors	$95,810	33.5%	$114,561	33.0%
Specialty Distributors and OEMs	133,457	46.7	171,926	49.8
Consumer Outlets	56,525	19.8	59,694	17.2

Total	$285,792	100.0%	$346,181	100.0%

Operating income:
Electrical/Wire and Cable Distributors	$9,010	9.4%	$13,643	11.9%
Specialty Distributors and OEMs	13,112	9.8	14,693	8.5
Consumer Outlets	3,399	6.0	3,465	5.8

Total	25,521		31,801
Corporate	(6,274)		(4,029)

Consolidated operating income	$19,247		$27,772

Electrical/Wire and Cable Distributors

Net sales for our electrical/wire and cable distributors segment for the year ended December 31, 2005 were $114.6 million compared to $95.8 million for the year ended December 31, 2004, an increase of $18.8 million, or 19.6%. This increase was due primarily to selling price increases as a result of increases in the cost of raw materials combined with slight market share gains. There was an increase in volume of 8.2% in 2005 due to growth in the industrial and residential construction markets combined with market share gains.

Operating income for our electrical/wire and cable distributors segment for the year ended December 31, 2005 was $13.6 million compared to $9.0 million for the year ended December 31, 2004, an increase of $4.6 million, or

51.1%. This increase was attributable to price and volume increases, which spread fixed costs across a larger revenue base, and a reduction in operating expenses attributable to the consolidation of distribution centers and decreased selling costs.

Specialty Distributors and OEMs

Net sales for our specialty distributors and OEMs segment for the year ended December 31, 2005 were $171.9 million compared to $133.5 million for the year ended December 31, 2004, an increase of $38.4 million, or 28.8%. The increase was due to selling price increases associated with cost increases in raw material prices and increased security/home automation channel sales as a result of the addition of new customers. Additionally, 2005 included the revenue from the additions of OEM/government and industrial MRO customers. These increases were partially offset by a decrease in the irrigation channel that resulted from market conditions. There was 12.7% volume growth in 2005 due to the growth in the security/home automation and OEM markets combined with market share gains.

Operating income for our specialty distributors and OEMs segment for the year ended December 31, 2005 was $14.7 million compared to $13.1 million for the year ended December 31, 2004, an increase of $1.6 million, or 12.2%. The increase was due primarily to higher sales volume at higher prices attributable to increased business in the industrial, OEM, recreation and transportation, and security/home automation channels and the ability to pass along raw material cost increases to a majority of our customers, which spread fixed costs across a larger revenue base. This was offset by losses due to inefficiencies in some our manufacturing operations due to plant realignments.

Consumer Outlets

Net sales for our consumer outlets segment for the year ended December 31, 2005 were $59.7 million compared to $56.5 million for the year ended December 31, 2004, an increase of $3.2 million, or 5.7%. The increase in net sales was due primarily to price increases associated with increases in the cost of raw materials. There was a decline in volume as measured in pounds shipped of 7.7%. This was due to a shift in product mix from higher weight products, such as extension cords, to lower weight products, such as LAN cables, in our retail channel and a change in manufacturing process in our automotive channel.

Operating income for our consumer outlets segment for the year ended December 31, 2005 was $3.5 million compared to $3.4 million for the year ended December 31, 2004, an increase of $0.1 million or 2.9%. This increase included $0.2 million of gains relating to outstanding commodity contracts. This was offset by a decline in operating income of $0.1 million due primarily to the impact of the increased cost of base raw materials, specifically copper, that could not be passed along to our customers and was somewhat offset by cost savings realized from a new manufacturing process in the automotive channel.

Liquidity and Capital Resources

Debt

As of June 30, 2007, we had the following long-term debt (including capital lease obligations) outstanding:

As of
June 30,
2007

Revolving credit facility	$100,864
Senior notes	243,293
Capital lease obligations	515
Other long-term debt	414

Total long-term debt	$345,086

Senior Secured Revolving Credit Facility

Our credit facility dated as of September 28, 2004, with Wachovia Bank, National Association (“agent”) provided for an asset-based credit facility whereby we may receive from time to time an aggregate amount of advances not to exceed the lesser of (i) $75.0 million or (ii) the sum of 85% of eligible accounts receivable and 55% of eligible inventory, with a sublimit for letters of credit of up to $5.0 million.

On April 2, 2007, in connection with our acquisition of Copperfield, we entered into the Revolving Credit Agreement with Wachovia Bank, National Association, as administrative agent (“agent”), which amends and restates the previously existing agreement in its entirety, and provides for an asset-based revolving credit facility with aggregate advances not to exceed the lessor of (i) $200.0 million or (ii) the sum of 85% of eligible accounts receivable, 55% of eligible inventory and an advance rate to be determined of certain appraised fixed assets, with a $10.0 million sublimit for letters of credit. The Revolving Credit Facility (the “Revolving Credit Facility”) matures on April 2, 2012. Interest is payable, at our option, at the agent’s prime rate plus a range of 0.0% to 0.5% or the Libor rate plus a range of 1.25% to 1.75%, in each case based on quarterly average excess availability under the revolving credit facility.

The credit facility accrued interest at an average rate of 7.1%, and our average borrowed amount was $87.7 million for the three-month period ended June 30, 2007. We had no borrowings for the three-months ended March 31, 2007.

Our Revolving Credit Facility under the Revolving Credit Agreement is guaranteed by our domestic subsidiaries on a joint and several basis, either as a co-borrower or a guarantor, and is secured by substantially all of our assets and the assets of our domestic subsidiaries, including accounts receivable, inventory and any other tangible and intangible assets (including real estate, machinery and equipment and intellectual property), as well as by a pledge of all the capital stock of each of our domestic subsidiaries and 65% of the capital stock of our foreign subsidiaries, if any.

The Revolving Credit Agreement contains financial covenants requiring us to maintain a minimum fixed charge coverage ratio and to maintain minimum excess availability under the credit facility. In addition, the Revolving Credit Agreement contains affirmative and negative covenants, including restrictions on the payment of dividends and distributions, indebtedness, liens, investments, guarantees, mergers and consolidations, sales of assets, affiliate transactions, sale and leaseback transactions and leases. We are also prohibited by the Revolving Credit Agreement from making prepayments on our senior notes, except for scheduled payments required pursuant to the terms of such senior notes. The financial covenants in the Revolving Credit Agreement:

•	require us to maintain a fixed share coverage ratio of not less than 1.1 to 1.0 for any month during which excess availability under the credit facility falls below $30.0 million, and

•	require us to maintain excess availability under the credit facility of not less than $10.0 million.

Senior Notes

On September 28, 2004, we issued senior notes in an aggregate principal amount of $120.0 million, bearing interest at a fixed rate of 9.875% and maturing in 2012. The notes are guaranteed by our domestic restricted subsidiaries.

On April 2, 2007, in connection with our acquisition of Copperfield, we issued the 2007 Notes in an aggregate principal amount of $120.0 million, bearing interest at a fixed rate of 9.875% and maturing in 2012, and having the same terms and conditions as our senior notes issued in 2004, which were issued under the same indenture. We sold these notes at a premium to par value of 2.875%, resulting in proceeds to us of $123.5 million. Because of the issuance of these notes, our outstanding notes have an aggregate principal amount of $240.0 million.

The indenture includes a covenant that prohibits us from incurring additional indebtedness (other than certain permitted indebtedness, including but not limited to the maximum availability under our credit facility), unless our consolidated fixed charge coverage ratio is greater than 2.0 to 1.0. As of June 30, 2007, our consolidated fixed charge coverage ratio was 2.8 to 1.0. Upon the occurrence of a change of control, we must offer to repurchase the notes at a price equal to 101% of the principal amount, plus accrued and unpaid interest to the date of repurchase.

The indenture also contains covenants that, among other things, limit our ability and the ability of certain of our subsidiaries to: make restricted payments; create liens; pay dividends; consolidate, merge or sell substantially all of our assets; enter into sale and leaseback transactions; and enter into transactions with affiliates.

As of June 30, 2007, we were in compliance with all of the covenants contained in the indenture. We may redeem some or all of the notes at any time on or after October 1, 2008, at redemption prices set forth in the indenture. In addition, before October 1, 2007, we may redeem up to 35% of the original aggregate principal amount of the notes at a redemption price equal to 109.875% of their aggregate principal amount, plus accrued interest, with the cash proceeds form certain kinds of equity offerings.

Current and Future Liquidity

In general, we require cash for working capital, capital expenditures, debt repayment and interest. Our working capital requirements increase when we experience strong incremental demand for products or significant copper price increases.

Our management assesses the future cash needs of our business by considering a number of factors, including:

•	our historical earnings and cash flow performance;

•	management’s assessment of our future working capital needs;

•	our current and projected debt service expenses;

•	management’s planned capital expenditures; and

•	our ability to borrow additional funds under the terms of our credit facility and our senior notes.

Based on the foregoing, we believe that cash flow from operations and borrowings under our Revolving Credit Agreement will be sufficient to fund our operations, debt service and capital expenditures for the foreseeable future.

On April 2, 2007, we sold the 2007 Notes, and entered into the Revolving Credit Agreement. We financed the Copperfield acquisition and related transaction expenses with the proceeds from the sale of 2007 Notes of $123.5 million, borrowings under our Revolving Credit Agreement of $73.6 million, and cash on hand of $22.9 million.

If we experience a deficiency in earnings with respect to our fixed charges in the future, we would need to fund the fixed charges through a combination of cash flows form operations and borrowings under the credit facility. If cash flows generated form our operations, together with borrowings under our credit facility, is not sufficient to fund our operations, debt service and capital expenditures and we need to seek additional sources of capital, the limitations contained in the credit facility and the indenture relating to our senior notes on our ability to incur debt could prevent us from securing additional capital through the issuance of debt. In that case, we would need to secure additional capital through other means, such as the issuance of equity. In addition, we may not be able to obtain additional debt or equity financing on terms acceptable to us, or at all. If we were not able to secure additional capital, we could be required to delay or forego capital spending or other corporate initiatives, such as the development of products, or acquisition opportunities.

Net cash used by operating activities for the six months ended June 30, 2007 was $14.0 million compared to net cash provided by operating activities of $5.7 million for the six months ended June 30, 2006. The primary factors contributing to the increase in cash used by operating activities for the six months ended June 30, 2007 compared to 2006 were: (i) a $11.0 million decrease in net income; (ii) a $8.8 million increase in cash used by accounts receivable due to increases in selling prices and timing of collections ; (iii) a $10.4 increase in cash used by inventories due to higher raw material costs and increased quantities; and (iv) a $3.2 million increase in cash used by prepaid expenses. These factors were offset by: (i) a $2.0 million increase in stock-based compensation; a (ii) a $5.6 million increase in accounts payable due to timing of payments; (iii) a $3.4 million increase in accrued liabilities ; (iv) a $4.8 million increase in amortization due to additional debt acquisition costs and intangibles acquired in the purchase of Copperfield.

Net cash used in investing activities for the six months ended June 30, 2007 was $218.4 million due to $3.0 million of capital expenditures and $215.4 million for the acquisition of Copperfield.

Net cash provided by financing activities for the six months ended June 30, 2007 was $217.8 million, due to net borrowings under our revolving loan facilities of $99.1 million and the issuance of additional senior notes of $119.6 million including premiums, net of fees and expenses. This was offset by the payment of long-term debt of $0.5 million and $0.4 million of common stock issuance costs related to the private equity offering.

During the third quarter ended September 30, 2005, we experienced a theft of inventory as a result of break-ins at our manufacturing facility located in Miami Lakes, Florida. We believe we will recover the amount of the loss, net of deductibles, under our insurance policy. As a result of the loss, we reduced the cost of inventory by $1.3 million and recorded an insurance receivable, which is included in prepaid expenses and other current assets in the condensed consolidated balance sheets.

On November 14, 2006, we approved a plan to close our manufacturing facility and sell the building and property located in Siler City, North Carolina. We determined that the efficient utilization of our manufacturing assets would be enhanced by partial relocation of production to our plants in Hayesville, North Carolina and Waukegan, Illinois supplemented by additional international sourcing.

We estimate the total remaining cost of the closure and realignment to be approximately $0.1 million, which includes cash expenditures of approximately $36,000 for equipment relocation costs and $0.1 million for other costs related to the closure. We expect that the closure will be complete by the end of the first quarter of 2008.

Seasonality

We have experienced, and expect to continue to experience, certain seasonal trends in net sales and cash flow. Larger amounts of cash are generally required during the second and third quarters of the year to build inventories in anticipation of higher demand during the late fall and early winter months. In general, receivables related to higher sales activities during the late fall and early winter months are collected during the late fourth and early first quarter of the year.

Contractual Obligations

The following table sets forth information about our contractual obligations and commercial commitments as of June 30, 2007:

	Payments Due by Period
		Less
		Than	2-3	4-5	After
Contractual Obligations	Total	1 Year	Years	Years	5 Years
	(In thousands)

Current and long-term debt obligations (including interest)	$374,862	$24,934	$73,452	$276,369	$107
Capital lease obligations (including interest)	1,064	509	555	—	—
Operating lease obligations	19,756	4,055	5,681	4,922	5,098
Purchase obligations	73,927	73,927	—	—	—

Purchase obligations primarily consist of purchase orders and other contractual arrangements for inventory and raw materials.

We will be required to make future cash contributions to our defined contribution savings plans. The estimate for these contributions is approximately $0.5 million during 2007. Estimates of cash contributions to be made after 2007 are difficult to determine due to the number of variable factors that impact the calculation of defined contribution savings plans.

We anticipate being able to meet our obligations as they come due.

Off-Balance Sheet Assets and Obligations

We do not have any off-balance sheet arrangements.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. While our significant accounting policies are described in more detail in the notes to our consolidated financial statements included elsewhere in this report, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

We recognize sales of our products when the products are shipped to customers and title passes to the customer in accordance with the terms of sale. We record customer promotional allowances as a reduction of net sales when it is probable that the allowance will be granted and the amount of the allowance can be reasonably estimated. Our promotional allowances are primarily related to the volumes of purchases by various customer groups during specified time periods. Accordingly, to calculate our ultimate related promotional costs, we estimate during each period each customer’s potential for achieving the related purchase volumes based primarily on our sales history with each customer. Subsequent period changes in our estimates have not been material in the prior three years.

Allowance for Uncollectible Accounts

We record an allowance for uncollectible accounts to reflect management’s best estimate of losses inherent in our receivables as of the balance sheet date. In calculating the allowance for uncollectible accounts, we consider both the current financial condition of individual customers and historical write-off patterns.

Inventories

Inventories include material, labor and overhead costs and are recorded at the lower of cost or market on the FIFO basis. In applying FIFO, we evaluate the realizability of our inventory on a product-by-product basis. In circumstances where inventory levels are in excess of anticipated market demand, where inventory is deemed technologically obsolete or not saleable due to condition or where inventory cost exceeds net realizable value, we record a charge to cost of goods sold and reduce the inventory to its net realizable value.

Plant and Equipment

Plant and equipment are carried at cost and are depreciated over their estimated useful lives, ranging from three to twenty years, using principally the straight-line method for financial reporting purposes and accelerated methods for tax reporting purposes. The carrying value of all long-lived assets is evaluated periodically in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, to determine if adjustment to the depreciation period or the carrying value is warranted. If events and circumstances indicate that the long-lived assets should be reviewed for possible impairment, we use projections to assess whether future cash flows on a non-discounted basis related to the tested assets are likely to exceed the recorded carry amount of those assets to determine if write-down is appropriate. If we identify impairment, we will report a loss to the extent that the carrying value of the impaired assets exceeds their fair values as determined by valuation techniques appropriate in the circumstances that could include the use of similar projections on a discounted basis.

Goodwill

SFAS No. 142, Goodwill and Other Intangible Assets, addresses the financial accounting and reporting for acquired goodwill and other intangible assets. Under SFAS No. 142, we do not amortize goodwill, but goodwill is subject to our annual impairment testing at December 31. Potential impairment exists if the carrying amount of net assets of an operating segment, including goodwill, is greater than the fair value of net assets of an operating segment. To the extent possible, we identify specific net assets at the operating segment level. Net assets such as inventory, fixed assets and accounts payable are allocated to each operating segment for purposes of recognizing and measuring goodwill impairment. Allocations are based on manufactured cost of goods sold by operating segment. Goodwill was allocated to each operating segment based on the relative fair value of each operating segment. Fair value was based on the income approach using a calculation of discounted estimated future cash flows from our annual long-range planning process. The calculation of impairment loss compares the implied fair value of each operating segment’s goodwill with the carrying value of that goodwill. Various factors, including a deterioration in the future prospects for any of our operating segments or a decision to exit an operating segment, could result in impairment charges.

Income Taxes

Through October 9, 2006, we conducted our business as an S corporation, with the exception of our wholly-owned C corporation subsidiary, for federal and state income tax purposes. Accordingly, our shareholders had been responsible for federal and substantially all state income tax liabilities arising out of our operations. For all periods prior to the C corporation conversion dividends had been paid to shareholders at amounts that approximated the shareholders’ current tax liability arising from their ownership in the company. One of our subsidiaries is a C corporation and, as such, is subject to federal and state income tax. As of October 10, 2006, the day before we consummated the 2006 Private Placement, we ceased to be an S corporation and became a C corporation and, as such, we became subject to federal and state income taxes. The unaudited pro forma statements of operations data included elsewhere in this report present our pro forma provision for income taxes and net income as if we had been a C corporation for all periods presented. For further information reference “Selected Consolidated Financial Data.”

We account for income taxes at the subsidiary in accordance with SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates. A provision for income tax expense is recognized for income taxes payable for the current period, plus the net changes in deferred tax amounts. We periodically assess the reliability of deferred tax assets and the adequacy of deferred tax liabilities, including the results of local, state or federal statutory tax audits.

The Internal Revenue Service is currently examining our 2002, 2003 and 2004 federal income tax returns. Management believes that the ultimate outcome of this examination will not result in a material adverse impact on our consolidated financial position, cash flow or results of operations.

New Accounting Pronouncements

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN No. 48”). FIN No. 48 establishes a “more-likely-than-not” recognition threshold that must be met before a tax benefit can be recognized in the financial statements. FIN No. 48 also offers guidelines to determine how much of a tax benefit to recognize in the financial statements. Under FIN No. 48, the largest amount of tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the taxing authority should be recognized. FIN No. 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We adopted FIN No. 48 as of January 1, 2007 with no cumulative effect adjustment required. As of March 31, 2007, we had no unrecognized tax benefits.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We do not anticipate the implementation of this statement will materially impact our financial position, results of operations, or cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities including an Amendment of FASB Statement No, 115 (“SFAS No, 159”). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years after November 15, 2007. We do not believe that the adoption of the provisions of SFAS No. 159 will materially impact our financial position, results of operations or cash flows.

Quantitative and Qualitative Disclosures About Market Risk

Our principal market risks are exposure to changes in commodity prices, primarily copper prices, and interest rates on borrowings.

Commodity Risk.  We generally do not enter into arrangements to hedge price fluctuations for copper or other commodities used to manufacture our products, although we have done so from time to time, primarily in our consumer outlets segment. The terms of these hedging arrangements generally are less than one year. We had no outstanding commodity hedging arrangements as of June 30, 2007.

Interest Rate Risk.  We have exposure to changes in interest rates on a portion of our debt obligations. The interest rate on our credit facility is based on either the lenders’ prime rate or LIBOR. Based on an assumed $100.9 million of borrowings outstanding under our credit facility, a one percentage point change in LIBOR would change our annual interest expense by approximately $1.0 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS FOR COPPERFIELD

The following discussion and analysis of Copperfield’s financial condition and results of operations should be read in conjunction with “Selected Financial Data for Copperfield” and Copperfield’s audited financial statements and related notes appearing elsewhere in this prospectus. Copperfield’s actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of risks and uncertainties, including those described herein under “Special Note Regarding Forward-Looking Statements” and “Risk Factors.” We assume no obligation to update any of these forward-looking statements. You should read the following discussion in conjunction with Copperfield’s financial statements and the notes thereto included elsewhere in this prospectus.

Overview

Prior to its acquisition by Coleman on April 2, 2007, Copperfield was one of the largest privately owned manufacturers and suppliers of electrical wire and cable products in the United States. Copperfield supplies a broad line of wire and cable products, consisting of more than 41,000 SKUs, which enables it to offer its customers a single source for many of their wire and cable product requirements. Copperfield sells its products to more than 450 active customers at more than 1,000 different locations, including a wide range of specialty distributors and OEMs. Copperfield focuses on manufacturing parts in high volumes and reducing manufacturing and overhead costs.

Copperfield develops its products for sale into various end markets, including industrial distribution, automotive, OEM, appliance, welding and trailer cables, RVs and copper fabrication. Copperfield believes that its broad product line and diverse customer base have contributed to greater stability in net sales and operating profit margin than a number of its competitors. Copperfield manufactures its products in eight domestic facilities.

Copperfield’s net revenues have historically been influenced by four main factors: acquisitions, capacity additions, the price of copper and general business cycles. In 2006, its revenue grew 157.1% over 2005. Copperfield has grown net revenues from $136.7 million in 2004 to $519.6 million in 2006, an increase of 280.1%.

Copperfield’s cost of goods sold is primarily made up of raw material costs. Copper is the largest component of its raw material costs and represents an estimated 75% of cost of goods sold. Copperfield buys copper from domestic and international suppliers, with pricing based generally on the monthly average copper price or the COMEX average. Copperfield’s labor costs have historically been less than 10% of its cost of goods sold so competition from products produced in foreign countries that have a labor rate advantage has not had a significant impact on its financial results.

While the price of copper has a significant impact upon Copperfield’s sales, cost of goods sold and working capital, it has less of an impact on its net income. Copperfield’s standard pricing mechanism includes a component that passes the majority of the pricing fluctuations in the copper market to the customer with the company retaining only a small component of the commodity price risk.

Results of Operations

The following table sets forth, for the periods indicated, the statement of operations data in thousands of dollars and as a percentage of net sales.

	Year Ended December 31,						Three Months Ended March 31,
	2004		2005		2006		2006		2007
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)

Net sales	$136,749	100.0%	$202,066	100.0%	$519,594	100.0%	$109,914	100.0%	$126,437	100.0%
Gross profit	21,959	16.0	25,710	12.7	46,935	9.0	10,553	9.6	14,553	11.5
Selling, warehousing, general and administrative expenses	14,647	10.7	13,933	6.9	19,005	3.6	4,816	4.4	4,756	3.8

Operating income	7,312	5.3	11,777	5.8	27,930	5.4	5,737	5.2	9,797	7.7
Interest expense, net	2,245	1.6	6,093	3.0	12,267	2.4	2,493	2.3	3,157	2.5

Net income	$5,067	3.7	$5,684	2.8	$15,663	3.0	$3,244	2.9%	$6,640	5.2%

Three Months Ended March 31, 2007 Compared with Three Months Ended March 31, 2006

Net sales — Net sales for the three months ended March 31, 2007 were $126.4 million, compared to $109.9 million for the three months ended March 31, 2006, an increase of $16.5 million, or 15.0%. The increase in net sales was due primarily to higher prevailing copper prices, which increased 20.0% in the first three months of 2007 with a COMEX average of $2.70 as compared to the first three months of 2006 average of $2.25.

Gross profit margin — Gross profit margin for the three months ended March 31, 2007 was 11.5%, compared to 9.6% for the three months ended March 31, 2006. The increase was due to a combination of a more profitable product mix, price increases that went into effect during 2006 that we did not have full benefit of in the first three months of 2006, and a further integration of the acquisition of selected assets of International Wire Group (“IWG”). This was partially offset by the average increase in the price of copper which had a negative effect on our gross profit margin percentage.

Selling, warehousing, general and administrative — SWG&A expense for the three months ended March 31, 2007 was $4.8 million, compared to $4.8 million for the three months ended March 31, 2006. Changes were primarily due to net reductions in utilities and indirect labor, which were partially offset by increases in building rent and property taxes, and an increase related largely to a combination of the addition of SBT on the El Paso, TX operations.

Interest expense — Interest expense was $3.2 million for the three months ended March 31, 2007, compared to $2.5 million for the three months ended March 31, 2006, an increase of $0.7 million. The increase in interest expense is principally a result of three items: (i) the purchase of certain equipment in Q3 2006 which was funded by debt, (ii) a general increase in interest rates and (iii) the increase in working capital requirements associated with the increase in the price of copper.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

Net sales — Net sales for the year ended December 31, 2006 were $519.6 million, compared to $202.1 million for the year ended December 31, 2005, an increase of $317.5 million, or 157.1%. The increase in net sales was due to increased demand and incremental capacity from the December 1, 2005 acquisition of selected assets of IWG. Additionally, sales grew partially as a result of higher prevailing copper prices (approximately $167.5 million of total sales growth), which increased 83.6% to 2006 COMEX average of $3.10 as compared to the 2005 annual average price of $1.68. Further, Copperfield’s organic sales growth was $71.5 million in 2006. Estimated revenue resulting from the production capacity acquired from IWG generated an additional $78.5 million, net of copper increases in 2006. The product mix for each of the years ended December 31, 2005 and 2006 was relatively consistent, with the exception of an increase in Copperfield’s lead wire products as a result of the IWG asset acquisition. Copperfield understands that certain ongoing customers will not order certain parts in 2007 representing $45 million of 2006 revenue.

Gross profit margin — Gross profit margin for the year ended December 31, 2006 was 9.0%, compared to 12.7% for year ended December 31, 2005. The decrease was principally due to Copperfield’s pricing mechanism that does not allow margin to be added to the increasing cost of copper because the changes in copper are relatively transparent to the customer. Therefore, in higher priced copper markets, Copperfield’s gross margin as a percentage of sales will decline. This decrease was offset to some extent by increased production volumes.

Selling, warehousing, general and administrative — SWG&A expense for the year ended December 31, 2006 was $19.0 million, compared to $13.9 million for the year ended December 31, 2005, an increase of $5.1 million. This increase is driven by administration expenses resulting from the IWG asset acquisition, as well as warehousing expense related to the increased volume of product sold in 2006.

Interest expense — Interest expense was $12.3 million for year ended December 31, 2006, compared to $6.1 million for year ended December 31, 2005, an increase of $6.2 million. The average monthly balance of debt obligations grew from $63.5 million in 2005 to $116.2 million in 2006. The increase in interest expense is principally a result of four items: (i) a refinancing plan that was implemented March 24, 2005, (ii) the acquisition of certain assets of IWG on December 1, 2005 which was funded by debt, (iii) a general increase in interest rates and (iv) the increase in working capital requirements associated with the increase in the price of copper.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

Net sales — Net sales for the year ended December 31, 2005 were $202.1 million, compared to $136.7 million for the year ended December 31, 2004, an increase of $65.4 million, or 47.8%. Sales and production growth was driven by (i) the increased utilization of Copperfield’s facilities and (ii) additional output resulting from the December 1, 2005 acquisition of selected assets of IWG. Additionally, sales grew partially as a result of higher prevailing copper prices (approximately $33.6 million of total sales growth), which increased 30.4% to a 2005 COMEX average of $1.68 as compared to the 2004 COMEX average of $1.29. Estimated revenue resulting from the additional production capacity acquired from IWG generated $5.9 million, net of copper increases in 2005. The product mix for each of the years ended December 31, 2005 and 2004 was relatively consistent.

Gross profit margin — Gross profit margin for the year ended December 31, 2005 was 12.7%, compared to 16.0% for year ended December 31, 2004. The decrease was due principally to Copperfield’s pricing mechanism that does not allow margin to be added to the increasing cost of copper because the changes in copper are relatively transparent to the customer.

Selling, warehousing, general and administrative — SWG&A expense for the year ended December 31, 2005 was $13.9 million, compared to $14.6 million for the year ended December 31, 2004, a decrease of $0.7 million. This net decrease was principally driven by a general decrease in commission expense paid to outside sales representatives of $0.6 million as the result of the company’s decision to terminate its relationships.

Interest expense — Interest expense was $6.1 million for year ended December 31, 2005, compared to $2.2 million for year ended December 31, 2004, an increase of $3.9 million. The average monthly balance of debt obligations grew from $28.7 million in 2004 to $63.5 million in 2005. The increase was principally due to increased indebtedness from the 2005 refinancing to allow for its members to take distributions as well as an increase in working capital needs principally driven by higher copper prices.

Liquidity and Capital Resources

Debt

As of March 31, 2007, Copperfield had the following long-term debt (including capital lease obligations) outstanding:

As of
March 31,
2007
(Dollars in thousands)

Credit facility	$45,696
Term loans	10,823
Capital lease obligations	12,214
Other debt	31,143

Total debt	$99,876

Credit Facility

Copperfield’s credit facility dated as of March 24, 2005 with Wells Fargo Business Credit was amended in 2006 to provide for borrowing up to $85.0 million, limited to up to 85% of eligible accounts receivable and 65% of eligible inventories. Copperfield had $39.3 million available under the revolving credit facility at March 31, 2007. The credit facility was repaid and terminated upon the closing of the acquisition.

Term Loans

Copperfield’s currently has a term loan A and B issued by Wells Fargo Business Credit. Term loan A was initiated in March 2005 with an original principal balance of $13.3 million and monthly principal payments of $0.2 million. Term loan B was initiated in March 2005 with an original principal balance of $5.0 million and monthly principal payments of $0.1 million. The term loans were repaid and terminated upon the closing of the acquisition.

Capital Lease Obligations

Copperfield is party to a number of capital lease obligations for various manufacturing, office and warehouse equipment. The capital leases are with several separate parties and have terms that vary in terms, balances, interest rates, and payments. Each capital lease obligation was repaid and terminated upon the closing of the acquisition.

Other Debt

Copperfield currently has mortgage promissory term notes of $2.4, $1.3, and $1.5 million on its Lafayette, Avilla, and Zaragosa facilities respectively as of March 31, 2007. All of the mortgages are with one financial institution. Each of the mortgage promissory term notes are collateralized by the land and buildings. These mortgages were repaid and terminated upon the closing of the acquisition.

Copperfield currently has two subordinated term notes, one senior and one junior note. The senior subordinated note was entered into in March 2005 and was subsequently amended to provide $10.0 million in financing. The note includes a 6% payable-in-kind (“PIK”). The total accrued PIK interest on March 31, 2007 was $0.9 million. The junior subordinated note was entered into in March 2005 and provided $12.0 million in financing. The note includes a 12% PIK that had an accrued balance on March 31, 2007 of $3.0 million respectively it obtained a waiver for the maximum capital expenditures covenant violation. These subordinated term notes were repaid and terminated upon the closing of the acquisition.

Current and Future Liquidity

In general, Copperfield requires cash for working capital, capital expenditures, debt repayment and interest. Copperfield’s working capital requirements increase when it experiences strong demand for products or there are significant copper price increases.

Net cash provided by operating activities for the three months ended March 31, 2007 was $14.7 million compared to net cash used by operating activities of $18.8 million for the three months ended March 31, 2006. The primary factors contributing to the increase in cash provided by operating activities for the three months ended March 31, 2007 compared to 2006 were: (i) a $3.4 million increase in net income, (ii) a $21.4 million decrease in cash used by accounts receivables as a result of an increase in sales of Copperfield’s lead wire products in 2006 as a result of the IWG asset acquisition, (iii) a $14.4 million decrease in inventories, primarily due to Copperfield’s lead wire products increasing in 2006 as a result of the IWG asset acquisition and better inventory management in 2007. These factors were partially offset by $4.7 million decrease in accounts payable.

Net cash used in investing activities for the three months ended March 31, 2007 was due to $0.6 million of capital expenditures.

Net cash used by financing activities for the three months ended March 31, 2007 was $14.1 million, due to the net payment of borrowings on our line of credit of $10.8 million due to additional cash provided by operating activities, payments of long-term debt of $1.8 million, and $1.2 million of distributions to members.

Seasonality

Copperfield does not experience any material seasonal trends. However, there is a typical slowness in the months of July and December of each year as a result of customer plant shutdowns during those months.

Contractual Obligations

The following table sets forth information about Copperfield’s contractual obligations and commercial commitments as of March 31, 2007.

		Payments Due by Period
		Less than	2-3	4-5	After
	Total	one year	years	years	5 years

Current and long term debt obligations(1)	$41,966	$22,246	$17,898	$1,822	$—
Revolving credit facility(1)	45,696	45,696	—	—	—
Capital lease obligations including interest(1)	13,764	4,884	7,452	1,428	—
Operating lease obligations	9,638	1,590	3,067	2,966	2,015
Purchase order obligations(2)	33,765	33,765	—	—	—

Total contractual obligations	$144,829	$108,181	$28,417	$6,216	$2,015

(1)	These obligations were repaid at the closing of the acquisition.

(2)	Purchase order obligations primarily consist of purchase orders and other contractual arrangements for raw materials and other miscellaneous items. Most purchase orders placed by Copperfield are not firm commitments and can be cancelled up until just prior to delivery with no penalties. Copperfield anticipates being able to meet its obligations as they come due.

Off-Balance Sheet Assets and Obligations

Copperfield does not have any off-balance sheet arrangements.

Critical Accounting Policies

Revenue Recognition

Copperfield recognizes revenue when the title and risk of loss are transferred to customers upon delivery based on terms of sale. Provisions are made for customer rebates and allowances at the time product sales are recognized based on the terms and conditions of sales incentive agreements.

Allowance for Doubtful Accounts

Copperfield estimates the allowance for doubtful accounts by considering historical experience, aging of accounts receivable and specifically identified at-risk accounts. The adequacy of the allowance is evaluated on a periodic basis and adjustments are made in the period in which a change in condition occurs.

Inventories

Inventories consisting primarily of materials, labor and overhead are stated at the lower of cost or market, determined on the first-in, first-out (“FIFO”) method. Copperfield estimates losses for excess, obsolete inventory and the net realizable value of inventory based on the aging of the inventory and the evaluation of the likelihood of recovering the inventory costs based on anticipated demand and selling price.

Property and Equipment

Property and equipment are stated at historical cost and depreciated over their estimated useful lives. Equipment with estimated useful lives ranging from three to seven years are depreciated using the straight-line method. Buildings and leasehold improvements with estimated useful lives of three to ten years or over the term of the lease, whichever is less, are depreciated and amortized using the straight-line method. Expenditures for maintenance and repairs and minor renewals and betterments which do not improve or extend the life of the respective assets are expensed as incurred. All other expenditures for renewals and betterments are capitalized. The asset and related depreciation and amortization accounts are adjusted for property retirements and disposals with the resulting gains or losses included in operations.

New Accounting Pronouncements

In June 2006, the Emerging Issues Task Force (“EITF”) reached consensus on and ratified EITF Issue 06-03, How Taxes Collected from Customers and Remitted to Government Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation) (“EITF 06-03”). The scope of this Issue includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, uses, value added, and some excise taxes. The Task Force concluded that the presentation of taxes within the scope of the Issue on either a gross (included in revenues and costs) or a net (excluded from revenues) basis is an accounting policy decision that should be disclosed pursuant to Opinion 22. In addition, for any such taxes that are reported on a gross basis, a company should disclose the amounts of those taxes in interim and annual financial statement for each period for which an income statement is presented if those amounts are significant. The disclosure of those taxes can be done on an aggregate basis. The consensus in this Issue should be applied to financial reports for reporting periods beginning after December 15, 2006. Copperfield does not believe the adoption of EITF 06-03 will have an impact on its financial position or results of operation.

In September 2006, the United States Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). This SAB addresses diversity in practice of quantifying financial statement misstatements. It establishes an approach that requires quantification of financial statement misstatements based on the effects of effects of the misstatements on each of Copperfield’s financial statements and related financial statement disclosures. The SAB is effective for financial statements issued for fiscal years ending after November 15, 2006. Copperfield believes the adoption of SAB 108 will not have an impact on its financial position or results of operations.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”). This standard clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. This standard is effective for financial statements issued for fiscal years beginning after November 15, 2007. Copperfield does not believe the adoption of SFAS No. 157 will have an impact on its financial position or results of operations.

Quantitative and Qualitative Disclosure about Market Risk

Copperfield’s principal market risks are exposure to changes in commodities prices, primarily copper prices, and interest rates on borrowings.

Commodity Risk.  Copperfield does not enter into speculative arrangements to hedge price fluctuations for copper or other commodities used to manufacture its products.

Interest Rate Risk.  Copperfield has had exposure to changes in interest rates on a portion of its debt obligations. These debt obligations, however, were terminated upon the closing of the acquisition.

COLEMAN BUSINESS

Introduction

We are a leading designer, developer, manufacturer and supplier of electrical wire and cable products in the United States. We supply a broad line of wire and cable products, resulting from our management of more than 22,500 manufacturing and shipping stock keeping units (“SKUs”), which enable us to offer our customers a single source for many of their wire and cable product requirements. As a result of a review of our SKU’s in December 2006, we reduced our historically reported number to those SKU’s used in the last three years. We sell our products to more than 8,300 active customers in diverse end markets, including a wide range of specialty distributors, retailers and original equipment manufacturers (“OEMs”). We believe we possess leading market shares in many of the end markets we serve largely as a result of our broad product line, brand recognition, flexible manufacturing platform and distribution capabilities, and engineering and design expertise.

Our primary product lines include industrial power cable, electronic and communication wire and cable, low voltage cable, assembled wire and cable products and fabricated bare wire products. These include highly engineered cable products to meet customer specific electrical and mechanical requirements ranging from high performance military cables designed for harsh environments, submersible cables designed for underwater environments, and flexible cables designed for aircraft boarding bridges, industrial boom lifts, and wind power turbines.

Our business currently is organized into three reportable segments: electrical/wire and cable distributors; specialty distributors and OEMs; and consumer outlets. Within these segments, we sell our products into multiple channels, including electrical distribution, wire and cable distribution, OEM/government, heating, ventilation, air conditioning and refrigeration (“HVAC/R”), irrigation, industrial/contractor, security/home automation, recreation/transportation, copper fabrication, retail and automotive.

We manufacture our products in six domestic facilities and supplement our production with domestic and international sourcing. We utilize a flexible manufacturing platform whereby a number of our key products can be produced at multiple facilities. We utilize sophisticated inventory modeling capabilities to provide best in class customer service through our four primary distribution centers. As a result, we have the ability to fill diverse orders with a broad array of products within 24 hours.

From 2004 to 2006, our revenues grew from $285.8 million in 2004 to $423.4 million in 2006, an increase of 48.1%. During that same period, operating income grew from $19.2 million in 2004 to $48.6 million in 2006. For the twelve months ended December 31, 2006, our revenues and operating income were $423.4 million and $48.6 million, respectively, compared to $346.2 million and $27.8 million for the twelve months ended December 31, 2005. For the three months ended March 31, 2007 our revenues and operating income were $109.4 million and $7.6 million, respectively, compared to $90.8 million and $9.8 million for the three months ended March 31, 2006.

On April 2, 2007, we acquired all of the equity interests of Copperfield for a total purchase price of $215.4 million, which includes (a) a reduction to the purchase price as a result of the working capital true-up adjustment of $0.5 million and (b) acquisition-related costs of $2.9 million. We financed the acquisition with the proceeds from the sale on April 2, 2007 of $120.0 million aggregate principal amount of 9 7/8% Senior Notes due 2012, the Old Notes, along with cash on hand and borrowings under an Amended and Restated Credit Agreement. The Amended and Restated Credit Agreement, which was put in place on April 2, 2007, consists of a five year $200.0 million revolving credit facility and replaced our existing credit facility.

Company History

We were incorporated in Delaware in 1999 by our current principal shareholders. The majority of our operations came from Coleman Cable Systems, Inc., our predecessor company, which was formed in 1970 and which we acquired in 2000. G. Gary Yetman, our President and Chief Executive Officer, joined our predecessor in 1986, and Richard N. Burger, our Executive Vice President, Chief Financial Officer, Secretary and Treasurer, joined our predecessor in 1996. Our principal executive offices are located at 1530 Shields Drive, Waukegan, Illinois 60085, and our telephone number is (847) 672-2300.

Product Overview

Our primary product lines include industrial power cable, electronic and communication wire and cable, low voltage cable, assembled wire and cable products and fabricated bare wire products. We sell virtually all of our product lines across each of our three segments, except that we sell our fabricated bare wire products only to specialty distributors and OEMs. Our products begin with bare wire. The core component of most of our products is copper wire that we manufacture internally and acquire from third parties based on a number of factors, including cost. We sell bare copper wire in a variety of gauges. These copper wires are drawn from copper rod into the desired gauges of solid and stranded copper wires. In the majority of our products, a thermoplastic insulation is extruded over the bare wire (in a wide array of compounds, quantities, colors and gauges) and then cabled (twisted) together with other insulated wires. An outer jacket is then extruded over the cabled product. This product is then coiled or spooled and packaged for sale or processed further into a cable assembly.

Industrial Power Cable

Our industrial power cable product line includes portable cord, machine tool wiring, welding, mining, pump, control, stage/lighting, diesel/locomotive and metal clad cables and other power cord products. These are medium power supply cables used for permanent or temporary connections between a power source (such as a power panel, receptacle or transformer) and a device (such as a motor, light, transformer or control panel). These products are used in construction, industrial MRO and OEM applications, such as airline support systems, wind turbines, cranes, marinas, offshore drilling, fountains, car washes, sports lighting, construction, food processing, forklifts, mining and military applications. Our brands in this product line include Royal, Seoprene, Corra/Clad and Polar-Rig 125.

Electronic and Communication Wire and Cable

Our electronic and communication wire and cable product line includes telephone, security, coaxial, industrial automation, twinaxial, fire alarm, plenum and home automation cables. These cables permanently connect devices, and they provide power, signal, voice, data or video transmissions from a device (such as a camera, bell or terminal) to a source (such as a control panel, splice strip or video recorder). These products are used in applications such as telecommunication, security, fire detection, access control, video monitoring, data transmission, intercom and home entertainment systems. Our primary brands in this product line include Signal, Plencote, Soundsational and Clear Signal.

Low Voltage Cable

Our low voltage cable products are comprised of thermostat wire and irrigation cables. These cables permanently connect devices, and they provide low levels of power between devices in a system (such as a thermostat and the switch on a furnace, or a timer and a switch, device or sensor). They are used in applications such as HVAC/R, energy management, home sprinkler systems and golf course irrigation. We sell many of our low voltage cables under the Baron, BaroStat and BaroPak brand names.

Assembled Wire and Cable Products

Our assembled wire and cable products include multiple types of extension cords, as well as ground fault circuit interrupters, portable lighting (incandescent, fluorescent and halogen), retractable reels, holiday items, recreational vehicle (“RV”) cords and adapters, and surge and strip products. For the automotive aftermarket we offer booster cables, battery cables and battery accessories. Our brands in this area of our business include Polar Solar, Power Station, American Contractor, Road Power, Booster-in-a-Bag, Tri-Source, Trinector, Quadnector, Luma-Site, Coilex, Stripes and Cool Colors.

Fabricated Bare Wire Products

Our fabricated bare wire products conduct power or signals and include stranded, bunched and single-end copper, copper clad steel and various copper alloy wire. In this area, we process copper rod into stranding for use in our electronic and electrical wire and cable products or for sale to others for use in their products. We use most of our copper wire production to produce our finished products. Our primary brand in this product line is Oswego Wire.

Product Development

Our product development is an important part of our business. It is a collaborative initiative, involving the product management, engineering, manufacturing, purchasing, global sourcing and sales teams. New product concepts originate from a number of sources, including field input (sales/agent/customer), product management/engineering creation, outside inventors, raw material vendors, import supplier collaborations and traditional product line lengthening. Our product managers coordinate most of these projects with active support from other areas of our organization. Recent new product additions include enhanced control and automation cables, high-flex robotic cable and an expanded line of electronic commercial and security cable.

Our customers realize the benefits of our manufacturing capabilities and our proven design experience by collaborating with our engineers to develop product solutions for present and future needs. Such applications range from specially designed and manufactured cables for underwater environments in the entertainment industry to high performance cables for the United States Military and the Department of Defense for use in severe terrain and hostile environments.

End Market Overview

We classify our business segments based upon the end markets that they serve. Our segments consist of electrical/wire and cable distributors, specialty distributors and OEMs, consumer outlets/end markets and Copperfield.

Financial data for our business segments is as follows. No Financial data is represented for Copperfield because it was not included in our 2006 financial results.

	Year Ended December 31,
	2004	2005	2006
	(In thousands)

Net sales:
Electrical/Wire and Cable Distributors	$95,810	$114,561	$147,411
Specialty Distributors and OEMs	133,457	171,926	219,957
Consumer Outlets	56,525	59,694	55,990

Total	$285,792	$346,181	$423,358

Operating income:
Electrical/Wire and Cable Distributors	$9,010	$13,643	$23,830
Specialty Distributors and OEMs	13,112	14,693	28,096
Consumer Outlets	3,399	3,465	3,421

Total	25,521	31,801	55,347
General corporate	(6,274)	(4,029)	(6,787)

Consolidated operating income	$19,247	$27,772	$48,560

For additional information about our business segments, see Note 14 to our consolidated financial statements.

Electrical/Wire and Cable Distributors

We market industrial power cables, electronic and communication cables, low voltage wire and assembled products for sale in the electrical/wire and cable distributors segment. We sell these products under brands such as Signal, Royal, Seoprene, Baron and Polar Solar for use primarily in construction, industrial MRO, data communication and fire safety applications. In this segment, our success has been largely attributable to the breadth of our product offering, customer-focused manufacturing and distribution capabilities and strong customer relationships. Certain of our products are used in major telecommunications and home automation systems.

Electrical Distribution

The electrical distribution channel represents our oldest and largest customer base and is the preferred purchasing channel for many of the primary professional users of our products. Our customers include national and regional buying groups, national chains, and independent distributors. We believe we are a leading supplier of the principal products that we sell in this market, based on domestic sales. This channel accounted for $112.3 million or 26.5% of our net sales for the year ended December 31, 2006.

Wire and Cable Distribution

In this channel, we market our products through wire and cable distributors and electronic distributors. Key customers in this channel are national and regional independent distributors. This channel accounted for $35.1 million or 8.3% of our net sales for the year ended December 31, 2006.

Specialty Distributors and OEMs

OEM/Government

We design and manufacture specialty products for several OEM markets and government agencies and subcontractors. Our OEM products serve a variety of industries including marine, lighting mobile equipment and entertainment. In this channel, we focus on design-and-build solutions. We provide service with quality product performance geared specifically to customer demand requirements. We sell our government products mainly to the United States Department of Defense, which uses these products primarily for military operations. Electronic products include Qualified Products List (“QPL”) coaxial cable and electrical products produced to military specifications. Several small business military distributors meeting special contracting requirements also participate in this channel. This area of our business is highly dependent on the budget and activities of the Department of Defense. This channel accounted for $35.7 million or 8.4% of our net sales for the year ended December 31, 2006.

HVAC/R

We manufacture and market low voltage control cables for the HVAC/R industry under the Baron brand. We also supply related cords, safety and power supply cords, assemblies and air conditioner whips. In this market, we supply a large and diverse customer base that includes the largest and most highly recognized independent distributors and OEM manufacturers serving the industry. We offer our customers a single source for their HVAC/R cable requirements and work closely with our customers to develop products specific to their needs. This led to the development of our innovative and popular BaroPak packaging and of our BaroStat II damage resistant cable. We believe we are a leading supplier of the principal products that we sell in the HVAC/R market, based on domestic sales. The prominence of the Baron brand, our reputation for innovation, and our customer-focused manufacturing and distribution capabilities have contributed substantially to our leadership position in this segment. This channel accounted for $32.3 million or 7.6% of our net sales for the year ended December 31, 2006.

Irrigation

We produce wire and cable and related products under the Baron brand for use in commercial and residential sprinkler systems, low voltage lighting applications and well pumps. Our customers for these products are turf and landscape distributors, golf course distributors and submersible pump distributors. We believe we are a leading supplier of the principal products that we sell in the irrigation market, based on domestic sales. This channel accounted for $41.1 million or 9.7% of our net sales for the year ended December 31, 2006.

Industrial/Contractor

We manufacture and import various professional builders’ products sold through distributors that focus on the commercial construction and industrial markets. These products include professional grade extension cords, ground-fault circuit interrupters, industrial cord reels, custom cords, trouble lights, portable halogen lights, electrical/electronic cables, and temporary lighting. Among the brands that we distribute to this end market are Polar Solar, Luma-Site and X-Treme Box. Our customers in the industrial/contractor channel include commercial contractor supply distributors, industrial distributors, welding distributors, national industrial/MRO supply companies, rental companies and mail order companies selling to this channel. In this channel, we rely on three major types of customers: specialty, tool and fastener distributors; MRO/industrial catalog houses and retail/general construction supply houses; and equipment rental companies. We believe we are a leading supplier of many of the products that we sell in the industrial/contractor market, based on domestic sales, as a result of our broad product line, customer-focused manufacturing and distribution capabilities. This channel accounted for $30.4 million or 7.2% of our net sales for the year ended December 31, 2006.

Security/Home Automation

We market electronic and communication wire and cable to security, audio-video, residential and commercial distributors. The products we sell in this channel are used primarily in residential and light commercial applications. These products include fire alarm, burglar alarm, data, coaxial, home automation and security cables. Many of these products are marketed under the Signal brand name. Sales are augmented by private label products sold to national distributors. This channel accounted for $47.2 million or 11.1% of our net sales for the year ended December 31, 2006.

Recreation/Transportation

We market to this channel RV and manufactured housing wiring products, such as machine tool wire, portable cord, power cords, and adapters, as well as coaxial, speaker, alarm and other cable. We sell these products to manufactured housing and RV OEM distributors and to RV aftermarket distributors. This channel accounted for $17.3 million or 4.1% of our net sales for the year ended December 31, 2006.

Copper Fabrication

We manufacture non-insulated bare and tinned copper, copper clad steel, nickel-plated copper and cadmium copper in various sizes of single-end, bunched and stranded constructions for use in various applications, including appliances, fire alarms, security systems, electronics, automotive telecommunication, military, industrial, high temperature and geophysical. Our customers for these products are other channels within the company, as well as other small specialized wire and cable manufacturers. We use most of our copper wire production to produce our finished products. However we evaluate this channel based on our third party business. We believe that our ability to provide specialty products is a competitive strength. This channel accounted for $16.0 million or 3.9% of our net sales for the year ended December 31, 2006.

Consumer Outlets

We sell a wide variety of products to the retail channel and automotive aftermarket. One major customer of this segment accounted for approximately 22.3% of the segment’s sales for the year ended December 31, 2006, and we expect sales to this customer to continue at similar levels during 2007. Sales to this segment are typically strongest in the fourth quarter, servicing holiday and seasonal requirements.

Retail

We manufacture and import a wide range of products that are marketed to the retail channel, including an array of extension cords, incandescent and fluorescent trouble lights, surge and strip products, and electrical/electronic cables. We sell these products under the American Contractor, Push-Lock, Tri-Source, Power Station, Trinector and Cool Colors brand names, among others. Our retail products are sold to a number of prominent national and regional mass merchandisers, home centers, hardware distributors, warehouse clubs and other consumer retailers. We believe that we have gained market share over the past several years and believe that we are a key supplier to this market. Merchandising, packaging and line extensions have been important contributors to our penetration in this market. We import products to supplement our domestic manufacturing capabilities. In addition, we engage in electronic commerce and inventory management with our major retail customers who have been leaders in these initiatives and demand high precision execution from their vendor partners. This channel accounted for $39.6 million or 9.3% of our net sales for the year ended December 31, 2006.

Automotive

We manufacture and import a wide range of products that are marketed to the automotive aftermarket, such as battery booster cables, battery cables and battery accessories. Our major automotive products brand names are Road Power, Polar-Glo, Booster-in-a-Bag and Maximum Energy. Much of the product sold to this channel is private-labeled for our customers. Our principal customers in this segment include prominent national and regional retailers. We compete with companies with domestic production capabilities as well as with companies that import products from Asia. Our automated booster cable manufacturing process provides us with a low- cost basis by which to produce the only domestically manufactured UL listed booster cables. We believe we possess a competitive advantage over foreign competitors who, due to the long transit times, are not adequately equipped to provide a rapid response to consumer demand for booster cables, which is driven by cold weather and can be unpredictable. Similar to the retail channel, we have the ability to conduct electronic transactions with our customers. Our global sourcing initiatives provide a valuable supplement to our domestic manufacturing activities. This channel accounted for $16.4 million or 3.9% of our net sales for the year ended December 31, 2006.

Copperfield

We manufacture our products in eight facilities in five separate United States locations and also operates out of two distribution centers. We utilize a flexible manufacturing platform that allows many of our products to be produced at different facilities. Complemented by our inventory systems and proximity of distribution centers to manufacturing facilities, we are able to fill diverse customer orders with a broad range of products on time to meet customer needs. See “Copperfield Business” beginning on page 78 for additional information.

Business Strategy

We intend to expand our business, enhance our market position and increase our net sales and cash flow by focusing on the following key strategic initiatives:

Pursue Growth Opportunities in Existing and Complementary Markets.  We believe we have significant opportunities to grow our business by increasing our penetration within our existing customer base, adding new customers, expanding our already broad product offering, and pursuing additional marketing channels.

Selectively Pursue Strategic Acquisitions.  As a leading manufacturer in our core markets, we believe we are well-positioned to benefit from the consolidation of manufacturers in these markets. We believe our management has the ability to identify and integrate strategic acquisitions as evidenced by the successful integration of six businesses since 1996. We will continue to selectively consider acquisitions that improve our market position within our existing target markets, expand our product offerings or end markets, or increase our manufacturing efficiency.

Manage Cost Structure Through Operating Efficiency and Productivity Improvements.  We continue to evaluate our operating efficiency and productivity and are focused on lowering our manufacturing and distribution costs. We plan to more fully integrate our copper production, realign plant production, add and continue to improve warehouse efficiencies as part of our 2007 capital plan. We also intend to add internal capacity for new products and new product development while continuing to implement new software to enhance our order execution capabilities throughout our supply chain. We have enhanced our international sourcing capabilities by opening an engineering and sourcing office in Shenzhen, China. We believe that these initiatives will provide significant savings and improve operating profits.

Expand Product Lines.  We are actively seeking to identify, develop and commercialize new products that use our core technology and manufacturing competencies.

Competition

The market segments in which we compete are highly competitive. Each of our product segments competes with at least one major competitor; however, due to the diversity of our product offering, most of our competitors do not offer the entire spectrum of our product lines. Many of our products are made to industry specifications and, therefore, may be interchangeable with our competitors’ products. Some of our competitors are large and well-

established companies, such as Belden, General Cable and American Insulated Wire, and have financial resources that may be superior to ours.

The primary competitive factors for our products are similar across our segments. These factors include breadth of product offering, inventory availability, delivery time, price, quality, customer service and relationships, brand recognition and logistics capabilities. We believe we can compete effectively on the basis of each of these factors as they apply to our segments. We believe our key competitive strengths are our:

•	strong market presence across multiple end markets;

•	highly diversified and stable revenue base;

•	flexible operating model;

•	successful focus on reducing operating costs;

•	proven track record of consistent financial performance; and

•	experienced and dedicated management team.

Manufacturing and Sourcing

We currently have six manufacturing facilities and four primary distribution centers that are supplemented with a network of satellite distribution centers. While we operate our primary distribution centers, our Los Angeles distribution center is an agent-owned warehouse that is not exclusive to our products. All of our satellite distribution centers are owned by agents. In these cases, in addition to receiving selling commissions, the agents receive commissions for warehousing our products. We upgraded our warehouse management software at our largest distribution facility in November 2003 and at a second distribution facility in January 2005. In March 2006, we upgraded our warehouse management system, gaining new processing capabilities, such as radio frequency identification. We plan to install comparable systems at our other distribution facilities.

We primarily manufacture our products domestically; however, we continually seek to identify domestic and international manufactured products that we can outsource to provide cost savings. Our goal is to optimize the balance between the relatively higher levels of service and shorter delivery times of our domestic manufacturing operations with the lower costs and longer delivery times associated with foreign sourcing.

For the year ended December 31, 2006, we imported approximately $48.5 million of products, which were primarily assembled products. In outsourcing products, we strive to maintain consistency between products produced domestically and overseas so that our customers can rely on us to provide them with consistent products from one order to the next.

We maintain an international engineering and sourcing office in Shenzhen, China to complement and improve our sourcing and product management activities. The Shenzhen office works as an extension of our headquarters in Waukegan, Illinois to provide liaison activities related to developing new product programs such as expanding our holiday and promotional product offerings, qualifying new suppliers and products, and providing ongoing oversight of the product and service quality from our Asian sources.

Sales and Marketing

Our corporate marketing group includes a product management team that focuses on the management of specific product categories across our multiple distribution channels. To maximize the accessibility of our offering to a diverse end-user customer base, we market our products through a variety of distribution channels. We have separate internal sales and marketing groups dedicated to each of our end markets. Our internal sales team directs our national networks of manufacturers’ representatives, who are the primary links to our target markets. These representatives are independent contractors dedicated to specific channels and generally carry our products to the exclusion of competing products. In 2006, we utilized approximately 122 manufacturers’ representative agencies with approximately 732 sales people selling our products. Sales to distributors, retailers and OEMs are directed through the development of print brochures, industry trade advertising, trade exhibitions, website applications and direct outside sales presentations to distributors and end users by both our employees and independent manufacturers’ representatives.

Raw Materials

Copper is the primary raw material that we use to manufacture each of our products. Other significant raw materials are plastics, such as polyethylene and polyvinyl chloride, aluminum, linerboard and wood reels. There are a limited number of domestic and foreign suppliers of copper and these other raw materials. We typically have supplier agreements with terms of one to two years that do not impose minimum purchase requirements. The cost of a raw material purchased during the term of a supplier agreement is subject to the market price for the raw material at the time of purchase. Our centralized procurement department makes an ongoing effort to reduce and contain raw material costs. We generally do not engage in speculative raw material commodity contracts. We attempt to reflect raw material price changes in the sale price of our products.

Foreign Sales and Assets

Sales to customers outside the United States represented less than 1.7% of our net sales in each of the last three years. These foreign sales were $2.8 million in 2004, $7.9 million in 2005 and $7.3 million in 2006. We do not currently, and did not during 2004, 2005 or 2006, have any long-lived assets located outside the United States.

Backlog and Shipping

Our product lines have no significant order backlog because we follow the industry practice of stocking finished goods to meet customer demand on a just-in-time basis. We believe that the ability to fill orders in a timely fashion is a competitive factor in the markets in which we operate. As a result of higher demand for our products during the late fall and early winter months, we typically build up our inventory levels during the third and early fourth quarters of the year. In addition, receivables related to increased shipments during the late fall and early winter months are collected during the late fourth and early first quarters of the year.

Patents and Trademarks

We own five United States patents and three foreign patents covering products. We also own a number of registered trademarks. While we consider our patents and trademarks to be valuable assets, we do not consider any single patent or trademark to be of such material importance that its absence would cause a material disruption of our business. No patent or trademark is material to any one segment.

Employees

As of December 31, 2006, we had 845 employees, with approximately 32% of our employees represented by one labor union. Our current collective bargaining agreement expires December 22, 2009. We consider our labor relations to be good, and we have not experienced any significant labor disputes.

Regulation and Potential Environmental Liability

As a manufacturer and distributor of wire and cable products, we are subject to a number of industry standard-setting authorities, such as Underwriters Laboratories, the Telecommunications Industry Association, the Electronics Industries Association and the Canadian Standards Association.

In addition, many of our products are subject to the requirements of federal, state and local or foreign regulatory authorities. We also are subject to federal, state, local and foreign environmental protection laws and regulations governing our operations and the use, handling, disposal and remediation of hazardous substances currently or formerly used by us. A risk of environmental liability is inherent in our current and former manufacturing activities in the event of a release or discharge of a hazardous substance generated by us. We are party to one environmental claim, which is described below under the heading “Legal Proceedings.” There can be no assurance that the costs of complying with environmental, health and safety laws and requirements in our current operations, or that the potential liabilities arising from past releases of or exposure to hazardous substances, will not result in future expenditures by us that could materially and adversely affect our financial position, results of operations or cash flows.

Tax Audit

On April 24, 2006, the IRS issued a Notice of Proposed Adjustment claiming that we were not entitled to tax deductions in connection with our prepayment of certain management fees and our payment of certain factoring costs to CCI Enterprises, Inc., our wholly-owned subsidiary. We have appealed the IRS findings. If our appeal of the IRS findings is unsuccessful, our obligation will be to indemnify our shareholders on record as of the effective date of the Tax Matters Agreement. We accrued estimated costs of $0.6 million which is included in other loss in the accompanying consolidated statements of operations in the fourth quarter of 2006, but we cannot guarantee the ultimate resolution will not exceed this amount.

Properties

As of December 31, 2006, we owned or leased the following primary facilities:

		Approximate
Location	Type of Facility	Square Feet	Leased or Owned

Texarkana, Arkansas	Manufacturing, Warehouse	106,700	Owned
Gurnee, Illinois	Warehouse	75,000	Leased
North Chicago, Illinois	Manufacturing	23,277	Leased
Waukegan, Illinois	Offices	30,175	Leased
			Owned — 77,394
Waukegan, Illinois	Manufacturing	212,530	Leased — 135,136
Waukegan, Illinois	Warehouse	180,000	Leased
East Longmeadow, Massachusetts	Manufacturing, Warehouse	90,000	Leased
Oswego, New York	Manufacturing, Warehouse	115,000	Owned
Siler City, North Carolina*	Closed	86,000	Owned
Hayesville, North Carolina	Manufacturing	104,000	Owned

*	On November 14, 2006, we approved a plan to close this facility and move its manufacturing operations to other facilities.

All of our properties are used in all of our business segments with the exception of the North Chicago, Illinois facility, which is used in the electrical/wire and cable distributors and specialty distributors and OEMs segments, and the Oswego, New York facility, which is used in the specialty distributors and OEMs segment.

We believe that our existing facilities are adequate for our operations. We do not believe that any single leased facility is material to our operations and, if necessary, we could readily obtain a replacement facility. Our real estate assets are pledged to secure our credit facility.

Legal Proceedings

We are involved in legal proceedings and litigation arising in the ordinary course of our business. In those cases where we are the defendant, plaintiffs may seek to recover large and sometimes unspecified amounts or other types of relief and some matters may remain unresolved for several years. We believe that none of the routine litigation that we now face, individually or in the aggregate, will be material to our business. However, an adverse determination could be material to our financial position, results of operations or cash flows in any given period.

We maintain insurance coverage for litigation that arises in the ordinary course of our business and believe such coverage is adequate.

We are party to one environmental claim. The Leonard Chemical Company Superfund site consists of approximately 7.1 acres of land in an industrial area located a half mile east of Catawba, York County, South Carolina. The Leonard Chemical Company operated this site until the early 1980s for recycling of waste solvents. These operations resulted in the contamination of soils and groundwaters at the site with hazardous substances. In 1984, the United States Environmental Protection Agency listed this site on the National Priorities List. Riblet Products Corporation, with which we merged in 2000, was identified through documents as a company that sent solvents to the site for recycling and was one of the companies receiving a special notice letter from the Environmental Protection Agency identifying it as a party potentially liable under the Comprehensive Environmental Response, Compensation, and Liability Act for cleanup of the site.

In 2004, we along with other “potentially responsible parties” (“PRPs”) entered into a consent decree with the Environmental Protection Agency requiring the performance of a remedial design and remedial action (“RD/RA”) for this site. We have entered into a site participation agreement with other PRPs for fulfillment of the requirements of the consent decree. Under the site participation agreement, we are responsible for a 9.19% share of the costs for the RD/RA. We recorded an accrual in 2004 for $0.4 million for this liability; the environmental remediation cost and our share has remained unchanged as of December 31, 2006.

On March 16, 2005, we received notice from a PRP group that we had potential liability at the HIMCO Dump Site in Elkhart, Indiana as a result of the activities of Riblet Products Corporation and that we could resolve those potential liabilities by a commitment to pay a cashout settlement and an administrative assessment to cover past and future group expenses on a per capita basis. We recorded an accrual in 2004 for $71,000 for this liability. On September 20, 2006, we settled the pending lawsuit with HIMCO for $86,000, which resulted in an additional charge of $15,000 in the third quarter of 2006.

Although no assurances are possible, we believe that our accruals related to environmental, litigation and other claims are sufficient and that these items and our rights to available insurance and indemnity will be resolved without material adverse effect on our financial position, results of operations or cash flows.

COPPERFIELD BUSINESS

Overview

Prior to its acquisition by Coleman on April 2, 2007, Copperfield was one of the largest privately owned fabricators and insulators of copper electrical wire and cable in the United States, for the markets it serves. In 2006, Copperfield sold more than 12.6 billion feet of insulated copper wire and cable to its customers. Copperfield manufactures and supplies a broad array of wire and cable products, consisting of more than 41,000 SKUs. This enables it to offer its customers a single source solution for all of their copper wire needs by offering one of the broadest product offerings in the industry, within the markets its serves, in terms of both type and gauge of wire. Copperfield believes that it possesses its market position largely as a result of the quality of its broad product line, its talented management team, its commitment to using modern plants and equipment and its dedication to being the lowest-cost provider.

Copperfield served more than 450 customers in 2006, representing distributors and a variety of manufacturers of products that use Copperfield wire products. Copperfield has experienced both growth and loyalty with respect to its customers. Since 1999, Copperfield’s customer base has grown from 149 to over 450. Meanwhile, of Copperfield’s top 10 customers in 1996, all 10 were still customers in 2006. Copperfield’s largest customer represented less than 13.2% of overall 2006 sales.

Copperfield manufactures two basic products, fabricated copper wire and insulated copper wire, in a wide range of sizes and types, based on the markets it serves. Copperfield’s fabricated wire is sold both as bare copper wire and as tin electroplated copper wire. Furthermore, Copperfield sells various types of insulated wire, including PVC lead wire, silicone wire, XLPE lead wire, irradiated XLP and PVC wire, multi-conductor cable, battery cable, welding cable and other miscellaneous lead wire.

Copperfield’s business is not organized into separate reportable business segments. Copperfield focuses on manufacturing parts in high volumes and reducing manufacturing and overhead costs. Copperfield sells its products through both distributor and OEM channels.

Copperfield manufactures its products in eight facilities in five separate United States locations and also operates out of two distribution centers. Copperfield utilizes a flexible manufacturing platform that allows many of its products to be produced at different facilities. Complemented by its inventory systems and proximity of distribution centers to manufacturing facilities, Copperfield is able to fill diverse customer orders with a broad range of products on time to meet customer needs.

Company History

Copperfield, Inc. was founded in 1990 by Richard Carr, Dick Piliponis, and James Pomeroy using a single extruder. Copperfield, Inc. became Copperfield, LLC when Spell Capital, an equity investment group, invested in Copperfield in 1999. Over the years, Copperfield has grown both organically as well as through major strategic acquisitions including CopperCon in 2000, Bremen Insulated Wire Division of Industrial Electric Wire and Cable in 2002, selected assets from Essex Electric Products in 2003 and all domestic insulating assets of IWG in 2005. Copperfield is a limited liability company formed in the state of Minnesota in 1999. Copperfield has been led by co-founder, President and Chief Executive Officer, Richard Carr and Chief Operating Officer, Michael Frigo. Copperfield’s principal executive offices are located at 1115 West North Street, Bremen, Indiana 46506, and its telephone number is (574) 546-5115. Copperfield’s web site address is www.copperfieldllc.com.

Product Overview

Copperfield’s primary product lines include UL hookup & lead wire, welding cable, battery cable, multi-conductor, and fabricated bare wire products. Its products generally begin with 5/16” bare copper rod. Copperfield typically will draw the copper rod down to make individual strands of copper wire. Then, it combines the individual strands of copper wire to produce a finished fabricated wire. The majority of the bare copper wire will be insulated with either a thermoplastic or cross-linked poly-ethylene insulation over the bare wire (in a wide array of compounds, quantities, colors and gauges). The product is sometimes then cabled (twisted) together with other insulated wires where an outer jacket is then extruded over the cabled product. This product is then coiled or spooled and packaged for sale. Other times Copperfield will sell the bare copper wire to other third party insulators. Copperfield sells its products through two channels, directly to manufacturers and through value-added stocking distributors.

Fabricated Copper Wire

Fabricated copper wire is produced by drawing copper rod into strands of a specified diameter and bunching these drawn strands together into a specified gauge. For some applications, a thin layer of tin is electroplated to the surface of the copper wire before the bunching process. Approximately 81% of Copperfield’s total fabricated wire is used as the basis for Copperfield’s insulated wire manufacturing. The remaining 19% is sold to third-party wire insulators.

Insulated Copper Wire

Insulated copper wire is manufactured by applying one of several types of compounds to the outside of the fabricated and bunched wire. Here, end products differ by AWG size, color, voltage rating, temperature sustainability, insulation thickness and insulating material used. Copperfield’s insulated wire products meet standards set by Underwriters Laboratories, Inc., the Canadian Standards Association and the Society of Automotive Engineers, among other organizations. Overall, Copperfield produces the following types of insulated wire: UL hookup and lead wire (including PVC lead wire, XLPE lead wire, silicone wire and irradiated XLP and PVC wire), multi-conductor cable, battery cable (XLP and PVC), welding cable and miscellaneous lead wire.

UL Hookup and Lead Wire

These Copperfield insulated wire products are used in a variety of applications and conditions. Within this product category, Copperfield produces four sub-categories of products: PVC lead wire, silicone wire, XLPE lead wire and irradiated wire.

PVC Lead Wire

This Copperfield insulated wire product is used in applications where extreme heat and/or abrasion are not significant issues, such as the internal wiring of appliances, motors and lighting.

Silicone Wire

This Copperfield insulated wire product is used as the internal wire of appliances or electronic equipment that are exposed to high temperatures.

XLPE Lead Wire

This Copperfield insulated wire product is used in applications where resistance to heat and/or abrasion is more critical. Applications include internal wiring of certain appliances, such as heat pumps or refrigerating equipment, white goods and small appliances; leads for transformers and motor ballasts; solenoids; switch board and control panel wiring; switchgear; lighting fixtures; and inside engine compartments of motor vehicles, such as automobiles and recreational vehicles.

Irradiated Wire (XLP and PVC)

This Copperfield insulated wire product is used where resistance to extreme heat and abrasion are required, for example, in battery and automotive applications.

Multi-Conductor Cable

This Copperfield insulated wire product is used in applications such as wheel speed sensor assemblies in passenger cars; trucks and other vehicles with anti-lock brakes where heat, flexibility, chemical and abrasion resistance is required; and trailer cable for semi-trailers used in the trucking industry.

Battery Cable (XLP and PVC)

This Copperfield insulated wire product is used in cars, trucks, tractors and off-road vehicles as a part of the main power source where heat, oil and acid resistance are required.

Welding Cable

This Copperfield insulated wire product is used as power feed leads from the welding power source to the electrodes. Welding cable products are sold into multiple end markets, including industrial distribution and welding cable.

Miscellaneous Lead Wire

These Copperfield insulated wire products, which are used essentially as “hook up” wire, i.e. to connect products to electrical sources, are not already categorized in one of the other mentioned categories.

End Market Overview

Copperfield serves the following end markets: automotive, industrial distribution, appliance, recreational vehicle, welding cable and other. In each of these end markets, Copperfield believes that the quality and breadth of its products, its strong customer relationships, its strategic manufacturing and distribution locations and its commitment to being the lowest-cost provider contribute to its success and market position.

Automotive

Copperfield markets its XLPE lead wire, PVC lead wire, multi-conductor cable, battery cable and irradiated wire for sale in the automotive end market. This end market includes both transplant and domestic Tier 1 automotive harness makers. Transplant Tier 1 automotive harness makers are global, vertically integrated harness manufacturers that primarily serve foreign transplant automakers, but who also supply domestic automakers and Domestic Tier 1 harness makers.

Industrial Distribution

Copperfield’s broad product line is offered for sale in the industrial distribution end market. Copperfield serves over 65 significant industrial distributors in the industrial distribution end market. These customers serve a wide array of end markets, including industrial, automotive and electrical/electronic applications.

Appliance

Copperfield produces its PVC lead wire, XLPE lead wire and silicone wire for sale in the appliances end market. Copperfield provides its products for use in the manufacturing of various appliance products, including refrigerators, ovens and dishwashers.

RV

Copperfield manufactures its XLPE lead wire, PVC lead wire, multi-conductor cable, battery cable and irradiated wire for sale in the recreational vehicles end market. These products are used in a number of classes of recreational vehicle, including motor homes, travel trailers, folding camping trailers and truck campers.

Welding Cable

Copperfield markets its welding cable products for sale in the welding cable end market through both OEMs and other distribution channels. These products are used principally in the construction industry, and customer purchasing patterns have mirrored the overall trends in non-residential construction spending.

Other

Copperfield manufactures and sells a variety of products in an array of miscellaneous end markets. Within this category, end markets including HVAC, marine, fabricated wire, trailer cable, and other OEMs are served.

Competition

The end markets in which Copperfield competes are highly competitive. Copperfield’s principal competition in the electrical wire and cable industry has been from manufacturers located in the North America. Within the insulated wire market, Copperfield’s primary competitors have included DixieWire (a subsidiary of Alcoa Inc.), Draka Holding NV, Kalas Manufacturing, Inc., Leoni AG, Prestolite Wire Corporation and Therm-O-Link Inc. Copperfield has competed with Coleman Cable only with respect to limited products and end markets. In addition, some potential market demand is met by captive insulated wire manufacturing facilities, particularly within the automotive end market.

The primary competitive factors for Copperfield’s products are quality, timely delivery and competitive pricing.

Manufacturing and Sourcing

Copperfield currently has five locations including eight manufacturing facilities and two primary distribution centers. Copperfield attempts to reduce costs by closely monitoring key manufacturing metrics and by using the latest technologies and equipment. Copperfield manufactures its products exclusively in the United States, yet its products are used throughout North America and the world.

Sales and Marketing

Copperfield sells its products to value-added distributors and directly to end-users principally through its own direct sales force and a number of independent sales representatives. Copperfield has 20 salespersons/customer service representatives who service new and current customer accounts and manage incoming customer requests for products. In addition, Copperfield uses seven independent sales representatives who service customers in specific end markets and geographic regions.

Raw Materials

Copper is the primary raw material that is used by Copperfield to manufacture its products. The other significant raw material is compounds used for insulating. There are a limited number of domestic and foreign suppliers of copper and compounds. Copperfield’s copper supplier contracts have terms of one year and do not impose minimum purchase requirements. The cost of a raw material purchased during the term of a supplier agreement is subject to the market price for the raw material at the time of purchase. Copperfield generally does not engage in speculative raw material commodity contracts. Copperfield attempts to reflect copper price changes in the sales price of its products.

Foreign Sales and Assets

Copperfield does not currently, and did not during 2004, 2005 or 2006, have any long-lived assets located outside the United States.

Backlog and Shipping

Copperfield’s product lines do not have any significant order backlog because Copperfield follows the industry practice of stocking finished goods to meet customer demand on a just-in-time basis.

Patents and Trademarks

Copperfield does not own any patents. Copperfield owns one registered trademark. While it considers the trademark to be a valuable asset, Copperfield does not consider it to be of such material importance that is absence would cause a material disruption to its business.

Employees

As of December 31, 2006, Copperfield’s staff consisted of 574 employees. All of Copperfield’s operations are non-union, and Copperfield has not experienced any significant labor difficulties.

Properties

As of December 31, 2006, Copperfield owned or leased the following facilities:

		Approximate	Leased or
Location	Type of Facility	Square Feet	Owned

Bremen, Indiana (Insulating)	Insulating	43,007	Leased
Bremen, Indiana (Fabricating)	Fabricating	124,160	Leased
Bremen, Indiana (East)	Fabricating, Insulating	106,200	Leased
Bremen, Indiana (Distribution)	Distribution	48,000	Leased
Lafayette, Indiana	Fabricating, Insulating	337,256	Owned
Avilla, Indiana	Insulating	119,000	Owned
Nogales, Arizona	Fabricating, Insulating	84,000	Leased
El Paso, Texas (Zaragosa)	Fabricating, Insulating	69,153	Owned
El Paso, Texas (Inglewood)	Insulating	28,500	Leased
El Paso, Texas (Esther Lama)	Distribution	87,969	Leased

Copperfield believes that its existing facilities are adequate for its operations. Copperfield does not believe that any single leased facility is material to its operations; if necessary, Copperfield could readily obtain a replacement facility.

Legal Proceedings

Copperfield is involved in legal proceedings and litigation arising in the ordinary course of its business. In those cases where Copperfield is the defendant, plaintiffs may seek to recover large and sometimes unspecified amounts or other types of relief and some matters may remain unresolved for several years. Copperfield believes that none of the litigation it now faces, individually or in the aggregate, will be material to its business. However, an adverse determination could be material to its financial position, results of operations or cash flows in any given period. Copperfield maintains insurance coverage for litigation that arises in the ordinary course of its business and believes that such coverage is adequate.

Although no assurances are possible, Copperfield believes that its accruals related to litigation and other claims are sufficient and that these items and its rights to available insurance and indemnity will be resolved without material adverse effect on its financial position, results of operations or cash flows.

Regulation and Potential Environmental Liability

As a manufacturer and distributor of wire and cable products, Copperfield is subject to a number of industry standard-setting authorities, such as Underwriters Laboratories and the Canadian Standards Association.

In addition, many of Copperfield’s products are subject to the requirements of federal, state and local regulatory authorities. Copperfield is also subject to federal, state and local environmental protection laws and regulations governing its operations and the use, handling, disposal and remediation of hazardous substances currently or formerly used by Copperfield. A risk of environmental liability is inherent in Copperfield’s current and former manufacturing activities in the event of a release or discharge of a hazardous substance generated by it. Copperfield is not currently aware of any material environmental legal proceeding or violations. There can be no assurance that the costs of complying with environmental, health and safety laws and requirements in Copperfield’s current operations, or that the potential liabilities arising from any past releases of or exposure to hazardous substances, will not result in future expenditures by Copperfield that could materially and adversely affect Copperfield’s financial position, results of operations or cash flows.

MANAGEMENT

Our directors, officers and key employees are as follows:

Name	Age	Position

Directors and Executive Officers
G. Gary Yetman	52	President, Chief Executive Officer and Director
Richard N. Burger	57	Executive Vice President, Chief Financial Officer, Secretary and Treasurer
Jeffrey D. Johnston	51	Executive Vice President, Operations and Assistant Secretary
David Bistricer	57	Co-Chairman of the Board of Directors
Shmuel D. Levinson	32	Director
James G. London	59	Director
Denis E. Springer	61	Director
Nachum Stein	58	Co-Chairman of the Board of Directors
J. Kurt Hennelly	43	Senior Vice President, Supply Chain
Kenneth A. McAllister	61	Senior Vice President
Kathy Jo Van	42	Senior Vice President, Marketing and Corporate Development
Richard Carr	55	Executive Vice President, Chief Executive Officer Copperfield
Mike Frigo	53	Senior Vice President, President Copperfield

Mr. Yetman joined our predecessor company in 1986 and has served as President and Chief Executive Officer and as a director of the company since December 1999. Prior to his current role, Mr. Yetman held various senior management positions with our predecessor company and within the electrical industry. Mr. Yetman’s employment agreement gives him the right to one director seat on the board of directors of the company and each of its affiliates.

Mr. Burger was named Executive Vice President, Chief Financial Officer, Secretary and Treasurer in December 1999. Mr. Burger joined our predecessor company in July 1996 as Chief Financial Officer. Prior to that time, Mr. Burger served in senior level financial, administrative and manufacturing operations positions at Burns Aerospace Corporation, including as its President and Chief Executive Officer.

Mr. Johnston was named Senior Vice President, Operations in January 2000. In December 2000, Mr. Johnston was also appointed Assistant Secretary of the company. From April 1995 until January 2000, he served as Vice President, Operations. Prior to joining our predecessor company, Mr. Johnston spent five years in senior manufacturing positions with CommScope, Inc. and nine years with Sealed Air Corporation in various management and manufacturing capacities.

Mr. Bistricer has been Co-Chairman of the Board of the company since January 1999. He was previously co-chairman of Riblet Products Corporation from January 1987 until its merger with the company in 2000. Since 1995, Mr. Bistricer has been the managing member of Berkshire Capital LLC, a real estate investment firm operating in New York and New Jersey. Mr. Bistricer’s niece is Mr. Levinson’s wife.

Mr. Levinson has been a director of the company since March 2005. Since 1996, he has been the principal in his family business, a commercial and residential real estate development company, as well as for Trapeeze Inc., a real estate investment company. Mr. Levinson is currently the Managing Director of Levinson Capital Management LLC, a private equity investment fund. Mr. Levinson’s wife is Mr. Bistricer’s niece. Mr. Levinson is a director of Optician Medical Inc., a medical device manufacturer located in Columbus, Ohio, Canary Wharf Group PLC, a real estate development and investment group, and Songbird Estates PLC, a real estate investment company.

Mr. London has been a director of the company since March 2005. From 1994 to 2002, he was the President of the Wire & Cable Division of Anixter International Inc., a communications, wire and cable distributor. Prior to that time, Mr. London held various management positions with Anixter International Inc. Mr. London retired in 2002 after a 26-year career with Anixter International Inc.

Mr. Stein has been Co-Chairman of the Board of the company since January 1999. He founded and is currently Chairman and Chief Executive Officer of American European Group and its subsidiaries, an insurance holding company. He was previously co-chairman of Riblet Products Corporation from January 1987 until its merger with the company.

Mr. Springer retired as Senior Vice President and Chief Financial Officer of Burlington Northern Santa Fe Corporation (“BNSF”) in 1999, which position he held since late 1995. From 1992 to 1995, he served as Senior Vice President and Chief Financial Officer of Santa Fe Pacific Corporation (“SFP”), a predecessor company of BNSF. In 1991 he was Vice President, Treasurer and Chief Financial Officer of SFP, and he held various executive and managerial positions with SFP and its predecessor companies since 1982. Mr. Springer currently serves as a trustee of Aston Funds, a family of mutual funds headquartered in Chicago. He has previously served as a Director of various other public and private companies.

Mr. Hennelly was named Vice President, Supply Chain in February 2007. Previously, he served as Group Vice President, Consumer Group and Global Sourcing since January 2005. Prior to that, he had been Vice President, Global Sourcing since December 2002, and in July 2004, he was given the additional responsibilities of Vice President, Consumer Group. Before holding these positions, Mr. Hennelly served as the Vice President, Engineering from June 2001 to November 2002 and as the Director of Manufacturing from April 1997 to May 2001. Prior to these roles, Mr. Hennelly held a variety of management positions in manufacturing, engineering, materials management and quality assurance since joining our predecessor company in 1987.

Mr. McAllister was named Senior Vice President in April 2007. Prior to that, he had been Group Vice President, Specialty Group and Consumer Group since February 2007. Prior to that he had been Group Vice President, Specialty Group since January 2005. He joined the company in October 2002 as Vice President, Wire and Cable, and was also responsible for our OEM/Government sales channel. Prior to joining the company, Mr. McAllister held positions at General Cable Corporation as Vice President of OEM/Specialty Sales from 2000 to 2002, Vice President and General Manager, Industrial/Electronics Products from 1997 to 2000, Vice President and General Manager Datacom/Electronic Products from 1994 to 1997. He was Group Vice President at Carol Cable for their electronic and OEM divisions from 1984 to 1994. Prior to that time, Mr. McAllister held various other managerial positions in marketing and engineering at Alpha Wire, Hubbell Wiring Devices and Thomas & Betts Corporation.

Ms. Van was named Senior Vice President, Marketing and Corporate Development in April 2007. Prior to that, she was Group Vice President, Electrical Group since January 2005. Prior to that, Ms. Van had been Vice President, Electrical Distribution since January 2003 and, from July 2000 until that time, she served as Vice President, Business Development and National Sales Manager for our electrical distribution business. Prior to joining the company, Ms. Van worked in the electrical distribution industry for 13 years with distributors of various sizes, including WESCO Distribution, Englewood Electric and Midwest Electric.

Mr. Carr was named Executive Vice President, Chief Executive Officer Copperfield in April 2007. Prior to that, Mr. Carr was the President and Chief Executive Officer of Copperfield since co-founding the company in 1990. Prior to that time, Mr. Carr held numerous positions at Ristance Corporation, including general manager of the wire division, manufacturing manager and other various manager positions.

Mr. Frigo was named Senior Vice President, President Copperfield in April 2007. Prior to that, Mr. Frigo was the Chief Operations Officer at Copperfield since March 2005. Prior to that time, Mr. Frigo was with Therm-O-Link, Inc. from 1997 to 2005 and served as Executive Vice President and Chief Operations Officer for eight years. Prior to that, he held several positions with Camden Wire, Inc. including the role of Senior Vice President of Operations prior to his move to Therm-O-Link, Inc.

Messrs. Bistricer and Stein are experienced investors in real estate and other business ventures and have from time to time been involved in civil and administrative litigation regarding their business activities.

Board of Directors

Our certificate of incorporation and bylaws provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. Each member of our board of directors has been placed into one of these classes. As a result, shareholders will elect a portion of our board of directors each year. The Class I directors’ terms will expire at the annual meeting of shareholders to be held in 2010, Class II directors’ terms will expire at the annual meeting of shareholders to be held in 2008 and Class III directors’ terms will expire at the annual meeting of shareholders to be held in 2009. At each annual meeting of shareholders held after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election until the third annual meeting following election. The division of our board of directors into three classes with staggered terms may delay or prevent a change of our management or a change in control.

In addition, our bylaws provide that the authorized number of directors, which shall constitute the whole board of directors, may be changed by resolution duly adopted by the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. Vacancies and newly created directorships may be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum.

Independent Director

The indenture governing our Notes and Original Notes requires us to appoint at least one independent director to our Board of Directors within 180 days after the sale of the notes. Under the indenture, an independent director (as defined therein) is a member of our board of directors that (1) is not a legal or “beneficial owner,” directly or indirectly, of any equity interests of us or any of our affiliates (unless our common stock is listed for trading on a national securities exchange or admitted for quotation on the NASDAQ Global Market) and does not have any other material, direct or indirect, financial interest in us or any of our affiliates, (2) is not a director, officer, employee, manager, contractor or partner of us or any of our affiliates (other than in respect of his or her service as an independent director), (3) is not a material customer, supplier or creditor of us or any of our affiliates, (4) does not control, directly or indirectly, us, any of our affiliates or any person described in clauses (1), (2) or (3) above, and (5) is not a parent, sibling or child of any person described in clauses (1), (2), (3) or (4) above. In March 2005, we appointed Messrs. Levinson and London to our board as independent directors.

Pursuant to the applicable NASDAQ rules, we intend to appoint additional independent directors (as defined under the NASDAQ rules) within one year of the listing of our common stock on NASDAQ. We have agreed that Friedman, Billings, Ramsey & Co., Inc. shall have the right to designate one member of our board of directors subject to the mutual consent of us and Friedman, Billings, Ramsey & Co., Inc. Under the NASDAQ rules, Mr. Levinson is no longer considered independent in view of his receipt of a payment for additional services as set forth in “Certain Relationships and Related Party Transactions — Director Arrangements.”

Committees of the Board

Our board of directors has established three committees: an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee.  As required by NASDAQ and SEC rules, we have formed an audit committee and one member of our audit committee is expected to be an independent financial expert. Our audit committee charter specifies the audit committee’s purpose, the scope of its responsibilities, the outside auditor’s accountability to the audit committee and the audit committee’s responsibility for ensuring the ongoing independence of the outside auditor. Messrs. Springer, Levinson and Stein are members of this committee. Messrs. Springer and London are independent directors.

Compensation Committee.  Our compensation committee reviews and recommends compensation and benefits for our officers, reviews base salary and incentive compensation for each executive officer, reviews and approves corporate goals and objectives relevant to the compensation of our executive chairman, chief executive officer, president, chief financial officer and other executive officers, administers our incentive compensation program for key executive and management employees, and reviews and approves equity-based plans and employee benefit plans. Messrs. Bistricer, Springer and London are members of this committee. Messrs. Springer and London are independent directors.

Nominating and Corporate Governance Committee.  The nominating and governance committee is responsible for identifying and recommending director nominees, determining the composition of our board of directors, recommending directors to serve on our various committees, determining compensation for non-executive directors, implementing our corporate governance guidelines and developing self-evaluation methodology to be used by our board of directors and its committees to assess board effectiveness. Messrs. Stein, London and Springer are members of this committee. Messrs. Springer and London are independent directors.

Code of Ethics

Our board of directors has adopted a code of ethics applicable to all of our directors, officers and employees that is publicly available in accordance with applicable SEC rules.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Goals of our Compensation Program

We provide a total compensation package for our executive officers, who we refer to as our “named executive officers,” that we believe, is designed to fairly compensate them and to enhance shareholder value. We have disclosed the compensation package for our named executive officers in the summary compensation table and related tables below. We have structured our compensation packages to motivate our named executive officers to achieve the company’s business objectives and to align their interests with the interests of our shareholders. Specifically, our compensation program is designed to achieve the following objectives:

•	Attract and retain excellent executives, with established records of success, who are appropriate for the company’s needs in light of the competitive realities of the marketplace in our industry;

•	Motivate and reward executives whose knowledge, skills and performance are critical to the company’s success;

•	Motivate the executives to increase shareholder value through the use of options; and

•	Tie compensation to corporate and individual performance, including achievement of measurable corporate and individual performance objectives.

We also seek to reward both leadership and teamwork. And, we reward initiative in identifying and pursuing opportunities, such as potential acquisition opportunities, and responding effectively to unanticipated situations.

We use various elements of compensation to reward specific types of performance. Our employment agreements for each of our named executive officers determine the salary of each officer, which provides the basic level of compensation for performing the job expected of them. We use cash bonus awards as an incentive that provides a timely reward for attainment of exemplary corporate and individual performance in a particular period. We use stock options to provide a long-term incentive, which adds value to compensation packages if the value of our common stock rises and aligns the interests of our executives with those of our shareholders.

We revised our compensation program in the fall of 2006 in contemplation of the private placement of shares of our common stock that occurred in October 2006 and our contemplated listing on NASDAQ.

Elements of our Compensation Program

Our total compensation package for named executive officers consists of the following components: salary, bonus, options, perquisites and other personal benefits and retirement. Each element of compensation is considered separately and we do not generally take into account amounts realized from prior compensation in establishing other elements of compensation. Our goal is to provide a total compensation package that we believe our named executive officers and our shareholders will view as fair and equitable. We consider the pay of each named executive officer relative to each other named executive officer so that the total compensation program is consistent for our executives. This is not a mechanical process, and our Board of Directors has used its judgment and experience and worked with our Chief Executive Officer to determine the appropriate mix of compensation for each individual.

Salary — Each named executive officer’s employment agreement determines his salary, which varies with the scope of his respective responsibilities. For the first eight months of 2006, each of our executive officers worked pursuant to an employment agreement entered on December 30, 1999. Those agreements were designed to meet the needs of a company whose stock was not listed for trading on an exchange such as NASDAQ. On September 1, 2006, we entered into amended and restated employment agreements with each of our named executive officers in contemplation of our becoming a company with a class of stock that is traded on NASDAQ and registered with the Securities and Exchange Commission. These agreements provided for an annual base salary of $550,000 for G. Gary Yetman, $375,000 for Richard N. Burger and $300,000 for Jeffrey D. Johnston. Each agreement provides for automatic annual raises equal to the percentage increase in the Chicago-area Consumer Price Index as reported by the United States Department of Labor. In addition, our Board of Directors may, in its discretion, grant salary raises based on merit. We believe that the annual salary must be competitive with the market with respect to the skills and experience that are necessary to meet the requirements of the named executive officer’s position with us.

Bonus — The employment agreement in effect for each named executive officer provides for the possibility of a cash performance bonus in an amount up to 100% of his base salary, as determined by our Board of Directors based upon the attainment of performance goals conveyed to the officer. The compensation committee has the discretion to increase the cash performance bonus for any year.

Options — On October 9, 2006, our Board of Directors adopted, with shareholder approval, a stock incentive plan that provides for the granting of options to purchase 1,650,000 shares of our common stock. On October 11, 2006, options to purchase 405,000 shares were awarded to G. Gary Yetman (230,000 shares); Richard N. Burger (115,000 shares); Jeffrey D. Johnston (60,000 shares) and, on October 10, 2006, options to purchase 420,000 shares were granted to other employees of the company. One third of the 825,000 options issued to the employees will vest at the end of each of the first three anniversaries of the date of grant. The options will expire ten years after the date of grant and will be exercisable at a price per share equal to the fair market value on the date of grant. The exercise price of these options was the price at which common stock was sold in our private placement on October 11, 2006.

We award options to align the interests of our executives with the interests of our shareholders by having the realizable value depend on an increase of our stock price. We believe this will motivate our officers to return value to shareholders through future appreciation of our stock price. The options provide a long-term incentive because they vest over a period of time and remain outstanding for ten years, encouraging executives to focus energies on long-term corporate performance. The vesting requirements are designed to encourage retention of our officers.

We have additional shares authorized under our stock incentive plan for future awards at the discretion of our compensation committee. We anticipate establishing a regular schedule for granting future options but we have not yet done so. It is our intention to base the exercise price of options on the stock price on the grant date of that option.

Perquisites and Other Personal Benefits — We provide each of our executive officers with perquisites and other personal benefits such as a car allowance, club memberships, tax planning advice, and life and disability insurance. Also, our named executive officers are permitted to contribute up to 5% of their salary to a 401(K) plan, subject to limitations established by law, and we match 50% of such contributions. This benefit is available to all full-time employees. We consider this matching contribution feature an important aspect of our compensation program because it is our only retirement program for our named executive officers. In addition, we provide the same or comparable health and welfare benefits to our named executive officers as are available for all other full-time employees. We believe that the perquisites and other personal benefits that we offer are typical employee benefits for high-level executives working in our industry and in our geographic area. We believe that these benefits overly enhance employee morale and performance, and are not too costly to the company. We provide these benefits in our discretion. Our perquisite and personal benefit programs may change over time as the compensation committee determines is appropriate.

Retirement Benefits — Our named executive officers do not participate in any deferred benefit retirement plans such as a pension plan. We do not have any deferred compensation program. As noted above, our named executive officers are eligible for a 401(K) plan, and we match those contributions as described in “Perquisites and Other Personal Benefits.” The 401(K) plan and our matching contributions are designed to encourage our named executive officers and other employees to save for their retirement.

Performance Awards

Our bonus program is the most significant way in which we tie compensation to recent performance for our company. Under our employment agreements, our named executive officers are entitled to cash bonuses of up to 100% of their base salary, as determined by our Board of Directors, based upon the attainment of employment goals conveyed to that executive. In 2006, the Board of Directors established a performance target of approximately $29 million of operating income. This target was recommended by our Chief Executive Officer because it represented an approximately 3% increase in operating income from 2005. We applied this target to all employees eligible to receive bonuses on a channel and segment basis, not only to the named executive officers. After the Board of Directors approved this target in the first quarter of 2006, our Chief Executive Officer communicated it to the other named executive officers and eligible employees. After 2006 ended, the compensation committee, together with the Board of Directors, met and determined that the goal had been exceeded. Therefore, the compensation committee, together with the Board of Directors, used its discretion to award bonuses to the named executive officers at the full 100% of base salary level, as contemplated by their employment agreements. We calculated these bonuses using the salary that was in effect under the prior employment agreements for the first eight months of 2006, and the salary that was in effect under the amended and restated employment agreements for the last four months of 2006 so that the bonuses reflected up to 100% of actual salary for 2006. This resulted in bonus payments of $402,000 for G. Gary Yetman, $257,400 for Richard N. Burger and $145,552 for Jeffrey D. Johnston. Because the performance target had been exceeded and based on their individual performances of the named executive officers, the Board of Directors also exercised its discretion, as contemplated by the employment agreements, to provide additional bonuses of $25,000 for each of G. Gary Yetman, Richard N. Burger and Jeffrey D. Johnston.

Our Compensation Process

In 2006 our stock was not listed for trading on any stock exchange and the compensation of our named executive officers was determined by our full Board of Directors. Our Chief Executive Officer presented compensation proposals for himself and for the other named executive officers to the Board of Directors and negotiated these compensation packages with the Board of Directors. As a director, our Chief Executive Officer participated in the compensation decisions made by the Board of Directors for 2006.

We now have a Compensation Committee which will make the compensation decisions for our named executive officers for 2007 and beyond. The Compensation Committee consists of Messrs. Bistricer and London. The board has determined that Mr. London is an independent director. We anticipate adding a third member to our Compensation Committee within 90 days of our listing on NASDAQ. Neither the Chief Executive Officer nor any other officer of the company is a member of the Compensation Committee. Mr. Bistricer will step off the committee within one year of the listing of our common stock on NASDAQ.

The Compensation Committee will review and approve corporate goals and objectives against which it will evaluate our Chief Executive Officer and will evaluate the Chief Executive Officer’s performance in light of those goals and objectives. The Compensation Committee, together with the board, will determine and approve the Chief Executive Officer’s compensation level based on this evaluation. To accomplish this, the Compensation Committee will make a recommendation on the Chief Executive Officer’s compensation level to the board for its final determination and approval. The Chief Executive Officer may not be present during this discussion. Our Compensation Committee charter provides that the goals and objectives for the Chief Executive Officer should consist of objective criteria, including goals for performance of the business, the accomplishment of long-term strategic objectives and the development of management. In determining the long-term incentive component of our Chief Executive Officer’s compensation, the Compensation Committee charter provides that the Compensation Committee should consider, among other things, our performance and shareholder returns as compared to similar companies, the value of similar incentive awards to Chief Executive Officers at comparable companies, and the awards given to our Chief Executive Officer in past years.

The Compensation Committee will review the Chief Executive Officer’s proposal relevant to the compensation of our other executive officers and will make a recommendation to the board on the amount of compensation that should be paid to them. The Chief Executive Officer may be present during these discussions but may not vote.

We do not formally benchmark our compensation against any peer group. However, we informally consider competitive market practices with respect to the salaries and total compensation of our named executive officers. We review the market practices by reviewing annual reports on Form 10-K or similar information of other companies in the electric wire and cable products industry and news reports regarding companies with net revenues between $250 million and $500 million that are headquartered in our general geographic area. However, while we reviewed such market information, it was only one factor we considered in establishing compensation, and we did not make use of any formula incorporating such data.

Generally, in determining whether to increase or decrease compensation to our named executive officers, we take into account any changes, of which we are aware, in the market pay levels, the performance of the executive officer, any increases or decreases in responsibilities and roles of the executive officer, the business needs for the executive officer, the transferability of managerial skills to another employer, the relevance of the executive officer’s experience to other potential employers and the readiness of the executive officer to assume a more significant role with another organization.

When making compensation decisions for 2006, the Board of Directors evaluated the performance of our Chief Executive Officer and took this evaluation into consideration when approving his compensation package. With respect to the other named executive officers, the Chief Executive Officer evaluated their performance and, based on this evaluation, made recommendations to the Board of Directors with respect to compensation decisions. When we amended and restated the employment agreements of our named executive officers in 2006, in addition to reviewing market compensation information as described above, we considered the prior pay levels of our named executive officers, the additional responsibilities expected for these officers and the importance of these individuals to our success.

Our directors are eligible to receive compensation for service as a director. In light of our transition to a company with a class of stock traded on NASDAQ and registered with the Securities and Exchange Commission, our Chief Executive Officer elected to waive any director payment in 2006, as well as additional payments for appearing at board and committee meetings. We anticipate that when the Compensation Committee, together with the Board of Directors, determines his base salary for 2007, they will take into account that our Chief Executive Officer no longer receives board fees and will factor an adjustment for such fees into his salary and may amend his employment agreement to reflect this.

We have not hired a compensation consultant with respect to our 2006 compensation. The Compensation Committee has the right to hire a compensation consultant in the future, but it has not yet made any decisions to do so.

Change in Control

Under our employment agreements, a named executive officer receives a payment and accelerated vesting of his or her options only if there is a change in control and if he or she terminates employment with the company. We believe this so-called “double trigger,” by requiring both the change of control and a termination to occur, maximizes shareholder value because it prevents an unintended windfall for management in the event of a friendly change in control.

Stock Ownership Guidelines

We have not implemented any stock ownership requirements for named executive officers. Prior to listing on NASDAQ, the market for our stock largely has been limited and shareholder agreements placed limits on a shareholder’s ability to transfer stock. We will continue to periodically re-evaluate whether it would be appropriate for us to implement stock ownership requirements for our named executive officers. As noted above, we have issued options to our named executive officers, and have an incentive plan in place pursuant to which more options can be issued in the future, which we believe allows management to own equity in the company and accordingly to align their interest with those of other shareholders.

Tax Deductibility of Executive Compensation

Limitations on deductibility of compensation may occur under Section 162(m) of the Internal Revenue Code, which generally limits to $1 million the tax deductibility of compensation paid by a public company to its chief executive officer and certain other highly compensated executive officers in the year the compensation becomes ordinarily deductible to the company. Because we did not have a class of stock that was traded on a securities exchange in 2006, Section 162(m) did not affect the deductibility of our 2006 compensation, but it could do so in the future when our stock became effective for trading in the first quarter of 2007. There is an exception to the limit on deductibility for performance-based compensation that meets certain requirements.

While deductibility of compensation is preferred, achieving the compensation objectives set forth above may, in certain situations, be more important than the benefit of tax deductibility. We reserve the right, therefore, to maintain flexibility in how we compensate our executive officers and, as a result, certain amounts of compensation may not be deductible from time to time.

Executive officers recognize taxable income from stock option awards when a vested option is exercised. We generally receive a corresponding tax deduction for compensation expense in the year of exercise. The amount included in the executive officer’s wages and the amount we may deduct is equal to the common stock price when the stock options are exercised, less the exercise price, multiplied by the number of stock options exercised. We do not pay or reimburse any executive officer for any taxes due upon exercise of a stock option.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis contained in this proxy statement with management and based on such review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company’s annual report on Form 10-K for the year ended December 31, 2006 and this proxy statement.

The foregoing report has been approved by all members of the Committee.

David Bistricer
James G. London

The following table sets forth a summary of certain information regarding compensation paid or accrued by us for services rendered to the company for the fiscal year ended December 31, 2006 to our chief executive officer and the other executive officers during such period.

Summary Compensation

				Option	Incentive Plan	All Other
		Salary	Bonus(1)	Awards(2)	Compensation(1)	Compensation(3)	Total
Name and Principal Position	Year	($)	($)	($)	($)	($)	($)

G. Gary Yetman,	2006	$506,571	$25,000	$252,163	$402,000	$46,416	$1,232,150
President and Chief Executive Officer
Richard N. Burger,	2006	$351,071	$25,000	$126,082	$257,400	$28,256	$787,809
Executive Vice President, Chief Financial Officer, Secretary and Treasurer
Jeffrey D. Johnston,	2006	$296,799	$25,000	$65,782	$145,552	$25,826	$558,959
Senior Vice President, Operations and Assistant Secretary

(1)	We awarded these bonuses and non-equity incentive plan compensation with respect to 2006 compensation, but we calculated and paid these amounts in 2007.

(2)	This column discloses the dollar amount recognized for financial reporting purposes with respect to fiscal year 2006 in accordance with FAS 123(R). For all assumptions used in the valuation, see “Discussion of Summary Compensation and Grant of Plan-Based Awards Tables — Stock Incentive Plan” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview” in our annual report on Form 10-K filed on March 20, 2007. Additional detail regarding the 2006 awards is provided in the Grant of Plan-Based Award Table.

(3)	All Other Compensation includes the following:

				Tax	Life and	401(K)
		Car	Club	Planning	Disability	Matching
Name	Year	Allowance	Memberships	Advice	Insurance	Contributions	Total

G. Gary Yetman	2006	$10,477	$12,000	$6,535	$8,604	$8,800	$46,416
Richard N. Burger	2006	$7,248	—	$6,535	$5,673	$8,800	$28,256
Jeffrey D. Johnston	2006	$5,166	—	$6,535	$5,325	$8,800	$25,826

We lease automobiles for Mr. Yetman and Mr. Burger. Personal use is based on the gross capitalized cost determined at the time of the lease multiplied by the personal miles driven. Personal use includes commuting miles in addition to a percent mile charge for gasoline.

Mr. Johnston receives a car allowance. Personal use of his automobile is based on the allowance received multiplied by the personal miles driven. Personal use includes commuting miles in addition to a percent mile charge for gasoline.

Grants of Plan-Based Awards

				All Other
				Option Awards:
		Estimated Future Payouts		Number of
		Under Non-Equity		Securities	Exercise or
		Incentive Plan Awards(1)		Underlying	Base Price of	Grant Date Fair
		Threshold	Maximum	Options	Option Awards	Value of Stock and
Name	Grant Date	($)	($)	(#)(2)	($/Sh)	Option Awards(3)

G. Gary Yetman	2/14/2007	$0	$402,000
	10/11/2006			230,000	$15	$1,860,700
Richard N. Burger	2/14/2007	$0	$257,400
	10/11/2006			115,000	$15	$930,350
Jeffrey D. Johnston	2/14/2007	$0	$145,522
	10/11/2006			60,000	$15	$485,400

(1)	Under our employment agreements, our named executive officers are entitled to cash bonuses up to 100% of their base salary, as determined by our Board of Directors, based upon the attainment of employment goals conveyed to that executive. In 2006, the Board of Directors established a performance target of approximately $29 million of operating income. Further information about the performance awards is contained in “Compensation Discussion and Analysis-Performance Awards.” While the annual base salary of our named executive officers increased since the date of the award, the award was stated in terms of percentage of base salary. Therefore, for the maximum, we disclosed the actual salary earned in 2006, giving effect to the salary increases. The non-equity incentive plan compensation for 2006 was actually calculated at 100% of base salary earned for 2006 and the amounts of such awards are in the non-equity incentive plan compensation column of the Summary Compensation Table.

(2)	One-third of the options vest on each of the first, second and third anniversaries of the grant date.

(3)	This column discloses the aggregate grant date fair market value computed in accordance with FAS 123(R). We estimated the fair value of the stock options using the Black Scholes option-pricing model. The fair value of the options when granted was $8.09 per underlying common share, which we will expense over the three-year vesting term of these options. See, “Discussion of Summary Compensation and Grant of Plan-Based Awards Tables — Stock Incentive Plan” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview” in our annual report on Form 10-K filed on March 20, 2007.

Discussion of Summary Compensation and Grant of Plan Based Award Tables

Employment Agreements — Pursuant to their employment agreements, Messrs. Yetman, Burger and Johnston receive an annual CPI-adjusted salary starting at $550,000, $375,000 and $300,000 respectively, plus a bonus of up to 100% of base salary for each year as determined by our Board of Directors based on attainment of performance goals conveyed to the employee. The cash performance bonus may be increased in any year in the discretion of the Board of Directors or an appropriate board committee. Mr. Yetman also receives term life insurance in an amount not less than $1,000,000, health and country club memberships and the right to one director seat on the Board of Directors of the company and each of its affiliates. Each of Messrs. Yetman, Burger and Johnston also receive supplemental disability insurance in an amount equal to the amount they were receiving under their previous employment agreements.

The term of each employment agreement shall be for a rolling three year period such that upon each day of service, each agreement will automatically renew for one additional day, unless terminated by either party.

Stock Incentive Plan — On October 9, 2006, our Board of Directors adopted, with shareholder approval, a stock incentive plan that provides for the granting of options to purchase 1,650,000 shares of our common stock. On October 11, 2006, options to purchase 405,000 shares were awarded to G. Gary Yetman (230,000 shares); Richard N. Burger (115,000 shares); Jeffrey D. Johnston (60,000 shares) and, on October 10, 2006, options to purchase 420,000 shares were granted to other employees of the company. One third of the 825,000 options issued to the employees will vest at the end of each of the first three anniversaries of the date of grant. These options will expire ten years after the date of grant and will be exercisable at a price per share equal to $15.00.

Indemnification Agreements — We have entered into separate indemnification agreements with our directors and officers that provide them with indemnification rights, particularly with respect to indemnification procedures and directors’ and officers’ insurance coverage. The indemnification agreements require us, among other things, to indemnify the officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from acts or omissions (i) regarding enforcement of the indemnification agreement, if not taken in good faith, (ii) relating to the purchase and sale by the officer or director of securities in violation of Section 16(b) of the Exchange Act, (iii) subject to certain exceptions, in the event of claims initiated or brought voluntarily by the officer or director, not by way of defense, counterclaim or cross claim or (iv) for which applicable law or the indemnification agreements prohibit indemnification; provided, however, that the officers or directors shall be entitled to receive advance amounts for expenses they incur in connection with claims or actions against them unless and until a court having jurisdiction over the claim shall have made a final judicial determination that the officer or director is prohibited from receiving indemnification. Furthermore, we are not responsible for indemnifying the officers and directors if an independent reviewing party (a party not involved in the pending claim) determines that a director or officer is not entitled to indemnification under applicable law, unless a court of competent jurisdiction determines that the director or officer is entitled to indemnification. We believe that these indemnification arrangements are important to our ability to attract and retain qualified individuals to serve as directors and officers.

Outstanding Equity Awards at Fiscal Year-End

	Underlying Unexercised
	Options	Option Exercise
	Unexercisable(1)	Price	Option
Name	(#)	($)	Expiration Date

G. Gary Yetman	230,000	$15	10/11/2016
Richard N Burger	115,000	$15	10/11/2016
Jeffrey D. Johnston	60,000	$15	10/11/2016

(1)	Contingent on continued employment, one-third of the options listed in this table become exercisable on 10/11/2007, one-third become exercisable on 10/11/2008 and one-third become exercisable on 10/11/2009. These are the only equity awards outstanding for our named executive officers as of December 31, 2006.

Potential Payments Upon Termination or Change in Control

We may terminate the employment agreements of any of our named executive officers for “Cause,” which is defined as:

•	gross neglect or willful failure to perform duties in all material respects after written demand and 30-days notice from the Board of Directors;

•	a willful and material breach of the agreement by the employee which is not cured within 30 days of notice of said breach;

•	fraud or embezzlement; or

•	the employee’s conviction or entry of a plea of nolo contendere for a crime involving moral turpitude or any other crime materially impairing or materially hindering the employee’s ability to perform his employment duties.

The employees may terminate their employment agreements for “Good Reason,” which is defined as:

•	a reduction in salary or potential for bonus compensation;

•	a significant reduction in responsibilities or duties;

•	a 35 mile relocation of the office where the employee works;

•	a change in control; or

•	other willful failure or willful breach by the company of any material obligations of the agreement if not cured within 30 days of written notice by the employee to the Board of Directors.

Each of the employees must give three months notice to terminate his employment agreement without Good Reason.

If we terminate an employee without Cause or if an employee terminates his employment with Good Reason, the employee shall be entitled to receive, in a lump sum, a payment equal to three times his salary and bonus. His benefits shall continue for 36 months, and any outstanding stock options or restricted stock shall be immediately vested and any life insurance policies maintained by us on the life of the employee shall be converted into fully paid term policies assigned to the employee. The employee (or his estate) shall be entitled to receive one year’s salary, bonus and benefits in the event of termination because of death or disability.

The employment agreements also contain non-compete provisions that will last for one year; the non-compete clause is not applicable if the company terminates the employee without Cause or the employee terminates his employment for Good Reason or the company fails to make any payment or perform any obligation owed to him under the agreement. In addition, the employment agreements contain a confidentiality clause which is effective for no longer than three and one half years after an employee’s termination.

If we terminate a named executive officer for Cause, the only payments he will receive is accrued salary for the period he has worked. Set forth below is a description of the amounts that we would have paid our named executive officers following a termination, assuming that the relevant trigger event occurred on December 31, 2006.

	Cash		Stock	Medical	Insurance	Health Club
	Severance	Bonus	Options(1)	Continuation	Continuation	Memberships

Richard N. Burger
Termination Without Cause or Termination for Good Reason, including a Change in Control	$1,125,000	$1,051,326	—	$43,231	$17,019	—
Death or Disability	$375,000	$350,442	—	$14,410	$5,673	—
Jeffery D. Johnston
Termination Without Cause or Termination for Good Reason, including a Change in Control	$900,000	$769,500	—	$43,231	$15,114	—
Death or Disability	$300,000	$256,500	—	$14,410	$5,038	—
Gary Yetman
Termination Without Cause or Termination for Good Reason, including a Change in Control	$1,650,000	$1,522,257	—	$43,231	$25,812	$5,400
Death or Disability	$550,000	$507,119	—	$14,410	$8,604	$1,800

(1)	The options were issued with an exercise price of $15.00 per share, which was the price per share at which we sold common stock in our 2006 Private Placement. Our shares of common stock were not publicly traded in 2006 so we do not have a year end market price upon which to value the options at December 31, 2006. We have assumed that there was no appreciation in our stock price between the grant date and December 31, 2006.

Director Compensation

The following information sets forth the compensation paid to our directors during the year ended December 31, 2006.

	Fees Earned or	Stock		All Other
	Paid in Cash(1)	Awards		Compensation		Total
Name	($)	($)		($)		($)

David Bistricer	$18,750	—		$212,500		$231,250
Shmuel D. Levinson	$38,000	$530,625	(2)	$750,000	(3)	$1,318,625
James G. London	$38,000	—		—		$38,000
Nachum Stein	$18,750	—		$212,500		$231,250

(1)	Includes retainer fees and board meeting fees accrued for 2006 which will be paid in 2007.

(2)	This column discloses the dollar amount recognized for financial reporting purposes with respect to fiscal year 2006 in accordance with FAS 123(R). The valuation assumption used are comparable to the assumptions described in “Discussion of Summary Compensation and Grant of Plan-Based Awards Tables — Stock Incentive Plan” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview” in our annual report on Form 10-K, modified to reflect an actual share grant as opposed to a future issuance of shares upon the exercise of options. The grant date fair value of this award under FAS 123(R) is $530,625. This stock award represents a grant of 37,500 shares. As of December 31, 2006, there were no options or restricted stock awards outstanding to directors other than as set forth for named executive officers in the Outstanding Equity Awards at Fiscal Year-End table.

(3)	Messrs. Bistricer and Stein also each have a consulting arrangement with us, as described under “Director Arrangements.” Our director, Shmuel D. Levinson, received a payment for additional services as described in “Director Arrangements.”

Our current directors compensation policy provides that non-management directors, except for David Bistricer and Nachum Stein, each receive an annual retainer of $40,000 (which was increased from $35,000) and they will each receive an additional $1,500 for each board and committee meeting they attend. The director serving as chairman of the Audit Committee will receive an annual fee of $10,000 (which was increased from $5,000) and the directors serving as chairman of the Compensation Committee and Nominating and Corporate Governance Committees each will receive an annual fee of $5,000. In addition, each independent director will receive an annual grant of options to purchase 2,500 shares. The exercise price of these options will be the closing price of the stock on the date of grant. These options will vest evenly over three years and will expire in the tenth year from the date of grant. Prior to October 11, 2006, our directors, but not David Bistricer and Nachum Stein, received a $2,500 quarterly fee, $2,500 for each board meeting attended, and $1,500 for each committee meeting attended.

David Bistricer and Nachum Stein each receive $75,000 as compensation for their service as co-chairmen of the Board of Directors, but will not receive additional payment for their attendance at meetings.

All the directors will be reimbursed for their out-of-pocket expenses incurred in connection with the performance of board duties.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee of an entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

SECURITY OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT

The following table shows the beneficial ownership of our common stock by our directors, executive officers and other 5% shareholders, as well as any shares that might be received within 60 days, as of March 31, 2007. Additionally, in August 2007, Messrs. Bistricer, Stein and Yetman purchased 78,800, 78,800 and 5,000 shares, respectively. The share and per share financial data presented below has been adjusted to give effect to the 312.6079 for 1 stock split that we executed on October 10, 2006. The ownership percentages are based on our having 16,786,895 shares outstanding. Except as otherwise noted, the shareholders named in this table have sole voting and investment power for all shares shown as beneficially owned by them. The percentage ownership levels may be expected to change over time as the result of the issuance of additional shares or the purchase or sale of shares by the listed shareholders. All shares listed on the table are also subject to a shareholders agreement that grants to the holders of the shares a right of first refusal and certain registration rights. See “Certain Relationships and Related Party Transactions — Shareholders Agreement.” We understand that, these rights notwithstanding, the shareholders have not agreed to act together for the purpose of acquiring, holding, voting or disposing of shares. Unless otherwise indicated, the address of each executive officer and director is c/o Coleman Cable, Inc., 1530 Shields Drive, Waukegan, Illinois 60085.

	Number of
Name	Shares	Percent

Directors and Executive Officers:
David Bistricer(1)(2)(3)	1,782,536	10.6%
Richard N. Burger	420,800	2.5
Jeffrey D. Johnston	258,857	1.5
Shmuel D. Levinson	—	—
James G. London	—	—
Nachum Stein(4)(6)	3,565,066	21.2
G. Gary Yetman	539,600	3.2
All directors and executive officers as a group	6,604,359	39.3
5% Shareholders:
Moric Bistricer(2)(5)(7)	1,782,536	10.6
Alexander Hasenfeld(4)(8)	887,710	5.3
Ephraim Hasenfeld(4)(9)	765,200	4.6
Hertz Hasenfeld(4)(10)	765,200	4.6
The DB 2006 Trust(11)(15)	1,782,536	10.6
The N & F Trust 766(12)(15)	408,386	2.4
The MB 2006 Trust(13)(15)	1,782,536	10.6
The A & Z Hasenfeld Trust(14)(15)	443,855	2.6
Steven A. Cohen(16)	886,400	5.3
Jana Partners LLC(17)	1,150,000	6.9

(1)	Mr. David Bistricer’s address is: 4611 12th Avenue, Brooklyn, New York 11219.

(2)	Mr. David Bistricer and Mr. Moric Bistricer each may be deemed to beneficially own 1,782,536 shares. Mr. David Bistricer is the son of Mr. Moric Bistricer and they do not share a household. Accordingly, Mr. David Bistricer is not deemed to be the beneficial owner of Mr. Moric Bistricer’s shares.

(3)	Includes 1,782,536 shares held by The DB 2006 Trust, for the benefit of family members, as to which Mr. David Bistricer disclaims beneficial ownership.

(4)	The 2,418,110 shares beneficially owned by Messrs. A. Hasenfeld, E. Hasenfeld and H. Hasenfeld, each a brother-in-law of Nachum Stein, are subject to a voting trust agreement pursuant to which Mr. Stein has the right to vote, but not the right to dispose of, these shares. In addition, Mr. Stein has informal agreements to vote 111,643 shares, as well as the right to vote 218,541 shares pursuant to agreements with certain family members who hold the shares through a nominee. Although the beneficial ownership of these shares is attributable to Mr. Stein, and for the purposes of this table such shares are included in the number of shares beneficially owned by him, Mr. Stein disclaims beneficial ownership of these shares. Mr. Stein’s address is: Nachum Stein, c/o American European Group, 444 Madison Avenue, Suite 501, New York, New York 10022. The address for Messrs. A. Hasenfeld, E. Hasenfeld and H. Hasenfeld is: c/o Nachum Stein, American European Group, 444 Madison Avenue, Suite 501, New York, New York 10022.

(5)	Mr. Moric Bistricer’s address is: c/o David Bistricer, 4611 12th Avenue, Brooklyn, New York 11219.

(6)	Includes 408,386 shares held by The N & F Trust 766, for the benefit of family members, as to which Mr. Stein disclaims beneficial ownership.

(7)	Includes 1,782,536 shares held by The MB 2006 Trust, for the benefit of family members, as to which Mr. Moric Bistricer disclaims beneficial ownership.

(8)	Includes 443,855 shares held by The A & Z Hasenfeld Trust, for the benefit of family members, as to which Mr. A. Hasenfeld disclaims beneficial ownership.

(9)	Includes 252,516 shares held by The Ephraim Hasenfeld Trust, for the benefit of family members, as to which Mr. E. Hasenfeld disclaims beneficial ownership.

(10)	Includes 252,516 shares held by The Hertz & Libby Hasenfeld Trust, for the benefit of family members, as to which Mr. H. Hasenfeld disclaims beneficial ownership.

(11)	Ester Bistricer, wife of David Bistricer, Michael Friedman and Lester E. Lipschutz are the trustees of The DB 2006 Trust, and a majority of the trustees, acting together, have the powers to vote and to dispose or direct the vote and disposition of the reported shares. The address of The DB 2006 Trust is c/o David Bistricer, 4611 12th Avenue, Brooklyn, New York 11219.

(12)	Feige Stein, wife of Nachum Stein, and Norman Dick are the trustees of The N & F Trust 766, and both of the trustees, acting together, have the powers to vote and to dispose or direct the vote and disposition of the reported shares. The address of The N & F Trust 766 is c/o Feige Stein, 1675 52nd Street, Brooklyn, New York 11204.

(13)	Elsa Bistricer, wife of Moric Bistricer, Michael Friedman and Lester E. Lipschutz are the trustees of the MB 2006 Trust, and a majority of the trustees, acting together, have the powers to vote and to dispose or direct the vote and disposition of the reported shares. The address of The MB 2006 Trust is c/o David Bistricer, 4611 12th Avenue, Brooklyn, New York 11219.

(14)	Zissy Hasenfeld and Norman Dick are the trustees of The A & Z Hasenfeld Trust, and both of the trustees, acting together, have the powers to vote and to dispose or direct the vote and disposition of the reported shares. The address of The A & Z Hasenfeld Trust is c/o Zissy Hasenfeld, 1655 48th Street, Brooklyn, New York 11204.

(15)	The DB 2006 Trust, The N & F Trust 766, The MB 2006 Trust and The A & Z Hasenfeld Trust purchased their shares on September 11, 2006 at a price of $11.09 per share as determined by an independent valuation expert.

(16)	As of March 16, 2007, based on a Schedule 13G filed jointly by S.A.C. Capital Advisors, LLC, S.A.C. Capital Management, LLC, CR Intrinsic Investors, LLC, Sigma Management, LLC and Mr. Cohen. According to such Schedule 13G, Mr. Cohen has shared power to vote and to dispose or direct the vote and disposition of 886,400 shares. The address of Mr. Cohen’s principal business office is 72 Cummings Point Road, Stamford, Connecticut 06902.

(17)	As of March 19, 2007, based on a Schedule 13G filed by Jana Partners, LLC. According to such Schedule 13G, Jana Partners has power to vote and to dispose or direct the vote and disposition of 1,150,000 shares. The address of Jana Partners principal business office is 200 Park Avenue, Suite 3300, New York, New York 10166.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Director Arrangements

David Bistricer and Nachum Stein each have a consulting agreement with us in which they agree, in addition to their service as directors of the company, to provide advice and counsel on business planning and strategy, including advice on potential acquisitions. These services include monitoring mergers and acquisition activity, identifying potential acquisition targets, advising on the structure of potential transactions and providing negotiating assistance. They will provide reports to our board of directors regarding these activities. Pursuant to these agreements, and for their service as directors, we paid each of Messrs. Bistricer and Stein an annual fee of $37,500 in 2003 and $37,500 for the first nine months of 2004. Effective October 1, 2004, we entered into new consulting agreements with Messrs. Bistricer and Stein, paying each of them $62,500 for the remainder of 2004, $250,000 in 2005 and $125,000 for the first six months of 2006. For the year beginning July 1, 2006, Messrs. Bistricer and Stein will receive $175,000 for their service as consultants and each was paid $87,500 of this amount for the six months ended December 31, 2006.

Their consulting agreements provide for one year terms, to be automatically renewed from year to year subject to termination by either party upon 30-days written notice. The agreements may also be terminated for “Cause,” which is defined in the agreements as “any act of dishonesty, any gross carelessness or misconduct, or any unjustifiable neglect or failure to perform your duties under this Agreement, which neglect or failure is not corrected within thirty (30) days after written notice.” The agreements further provide that they shall automatically terminate, without notice, upon the death or permanent disability of the consultant.

On September 4, 2006, our board of directors approved a payment to director Shmuel D. Levinson of $750,000 in cash and 37,500 shares of our common stock for additional services rendered to us in connection with the exploration and development of strategic alternatives and certain other matters. Mr. Levinson received this payment on September 22, 2006.

2006 Equity Offering Proceeds

On October 11, 2006, we consummated the 2006 Private Placement in which we sold 8,400,000 shares of our common stock at a sale price of $15.00 per share. We received net proceeds of approximately $115.0 million (after the purchaser’s discount, placement fees and other offering expenses). We used approximately $61.4 million of the net proceeds to purchase and retire 4,400,003 shares from our existing shareholders. Of the remaining net proceeds of approximately $53.6 million, we used (i) approximately $52.8 million to repay substantially all of the indebtedness then outstanding under our credit facility and (ii) the remaining $0.8 million for working capital and general corporate purposes. As a result of our sale of 8,400,000 shares, and the repurchase of 4,400,003 shares, the private placement increased the number of our outstanding shares by 3,999,997.

Lease for Corporate Headquarters

Effective July 2004, we entered into an operating lease with a third party lessor for our corporate headquarters facility in Waukegan, Illinois. In the third quarter of 2005, HQ2 Properties, LLC acquired the real estate covered by the lease and, pursuant to an assignment and assumption of lease agreement, dated as of August 15, 2005, became the landlord under the lease. In addition, pursuant to a first amendment to the lease, dated as of August 15, 2005, by and between HQ2 Properties, LLC and us, the term of the lease was extended by one year. The equity ownership of HQ2 Properties, LLC is substantially similar to our equity ownership prior to the 2006 Private Placement. Specifically, three of our directors (Messrs. David Bistricer, Stein and Yetman) and each of our executive officers is an equity owner of HQ2 Properties, LLC.

Our lease, as amended, expires on September 30, 2015, although we have the option to renew the lease for up to two additional five-year periods. The rent payable under the lease consists of base rent, which was approximately $347,000 in the first year and escalates to approximately $444,000 in 2015, plus operating expenses and taxes, each calculated pursuant to the terms of the lease. We paid $148,000 in 2005 and $359,000 in 2006 pursuant to the lease.

Shareholders Agreement

Shareholders holding approximately 50% of our shares as of the date of this prospectus are parties to a shareholders agreement, referred to in this prospectus as the “shareholders agreement.” Shareholders subject to the shareholders agreement consist entirely of those indicated in the principal shareholders table, see “Security Ownership of Principal Shareholders and Management,” and certain relatives of Nachum Stein.

Right of First Refusal

In the event that any shareholder subject to the shareholders agreement desires to sell shares of our common stock to a third party, the other shareholders subject to the shareholders agreement have the right to offer to purchase such shares on the same terms prior to any such sale. If the other shareholders subject to the shareholders agreement do not elect to purchase such shares (or elect to purchase less than all of the shares to be transferred), then the shareholder may sell the shares to a third party on the same terms.

Registration Rights

We have granted those shareholders who are a party to the shareholders agreement incidental, or “piggyback,” registration rights with respect to their shares of our common stock.

Amendment

Subject to certain exceptions, the shareholders agreement may be amended only with the written consent of the holders of two-thirds of the shares subject to the shareholders agreement.

Termination

The shareholders agreement shall remain in full force and effect in accordance with its terms until its seventh anniversary, although it may be terminated earlier with the written consent of the holders of two-thirds of the shares subject to the shareholders agreement.

Tax Matters Agreement

On September 30, 2006, we entered into a Tax Matters Agreement with our existing shareholders as of October 10, 2006 that provides for, among other things, the indemnification of these shareholders for any increase in their tax liability, including interest and penalties, and reimbursement of their expenses (including attorneys’ fees) related to the period prior to our conversion to a C corporation, including as a result of the IRS examination detailed in the section “Business Description for Coleman — Tax Audit.” We estimate that any indemnification payments relating to the IRS examination will not exceed $0.5 million but we cannot guarantee that the actual payments related to this matter will not exceed this amount, and we do not believe that these indemnification payments will result in a material adverse effect on our financial position, results of operations or cash flows.

Approval Policy

Our audit committee charter, adopted on December 12, 2006, provides that the audit committee shall review and appraise the fairness of related party transactions.

Our Chief Financial Officer will identify related person transactions requiring audit committee review pursuant to our audit committee charter from transactions that are:

•	disclosed in director and officer questionnaires;

•	reported directly by the related person or by another employee of the company; or

•	identified from accounting records based on a list of related persons.

If we have a related person transaction that requires audit committee approval in accordance with the policies set forth in our audit committee charter, we will either seek that approval before we enter the transaction or, if that timing is not practical, we will ask the audit committee to ratify the transaction.

In determining whether to approve or ratify a related person transaction, the audit committee will consider the following items, among others:

•	the related person’s relationship to the company and interest in the transaction;

•	the material facts of the transaction, including the aggregate value of such transaction or, in the case of indebtedness, the amount of principal involved;

•	the benefits to the company of the transaction;

•	if applicable, the availability of other sources of comparable products or services;

•	an assessment of whether the transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally;

•	whether a transaction has the potential to impair director independence; and

•	whether the transaction constitutes a conflict of interest.

Related Party Transactions of Copperfield

Leases

Copperfield leases manufacturing and office facilities from DJR Ventures, an entity owned by Richard Carr, Richard Philiponis and James Pomeroy, each of whom owns 13% of the equity interests of Copperfield. Details of these agreements are provided in Note 7 of the audited financial statements of Copperfield included herein.

Freight Logistics Contract

Copperfield has a contract with DJR Logistics, an entity owned by Richard Carr, Richard Philiponis and James Pomeroy, each of whom owns 13% of the equity interests of Copperfield, to provide for shipping (transporting) products to customers. Details of this agreement are provided in Note 12 to the audited financial statements of Copperfield included herein.

Management Fee

Copperfield paid an annual management fee to Spell Capital Corporation. For the years ended December 31, 2006, 2005 and 2004, Copperfield paid $163,000, $163,000 and $100,000, respectively, in management fees to an affiliate of the majority member interest holder.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following summary of certain provisions of the instruments evidencing our material indebtedness does not purport to be complete and is subject to, and qualified in its entirety by reference to, the agreements and instruments related thereto, including the definitions of certain terms therein that are not otherwise defined in this prospectus.

Senior Secured Revolving Credit Facility

On April 2, 2007, in connection with our acquisition of Copperfield, we entered into an Amended and Restated Credit Agreement with Wachovia Bank, National Association, as administrative agent (“agent”), which amends and restates our existing credit agreement in its entirety. We expect to use the excess borrowing availability under our new credit facility for our and our subsidiaries’ working capital needs and general corporate purposes.

The agreement provides for an asset-based revolving credit facility with aggregate advances not to exceed the lessor of (i) $200.0 million or (ii) the sum of 85% of eligible accounts receivable, 55% of eligible inventory and an advance rate to be determined of certain appraised fixed assets, with a $10.0 million sublimit for letters of credit. The revolving credit facility matures on April 2, 2012. Interest is payable, at our option, at the agent’s prime rate plus a range of 0% to 0.5% or the eurodollar rate plus a range of 1.25% to 1.75%, in each case based on quarterly average excess availability under the revolving credit facility.

The credit facility under the Amended and Restated Credit Agreement is guaranteed by our domestic subsidiaries on a joint and several basis, either as a co-borrower or a guarantor, and is secured by substantially all of our assets and the assets of our domestic subsidiaries, including accounts receivable, inventory and any other tangible and intangible assets (including real estate, machinery and equipment and intellectual property), as well as by a pledge of all of the capital stock of each of our domestic subsidiaries and 65% of the capital stock of our foreign subsidiaries, if any.

The Amended and Restated Credit Agreement contains financial covenants requiring us to maintain a minimum fixed charge coverage ratio and to maintain minimum excess availability under the credit facility. In addition, the amended and restated credit agreement contains affirmative and negative covenants, including restrictions on the payment of dividends and distributions, indebtedness, liens, investments, guarantees, mergers and consolidations, sales of assets, affiliate transactions, sale and leaseback transactions and leases. We are also prohibited by the Amended and Restated Credit Agreement from making prepayments on our senior notes, except for scheduled payments required pursuant to the terms of such senior notes. The financial covenants in the Amended and Restated Credit Agreement:

•	require us to maintain a fixed charge coverage ratio of not less than 1.1 to 1.0 for any month during which excess availability under the credit facility falls below $30.0 million, and

•	require us to maintain excess availability under the credit facility of not less than $10.0 million.

The credit facility provides that a change of control under the credit facility will occur if either (i) we fail to own one hundred percent (100%) of the outstanding capital stock of each of the other borrowers and the guarantors under the credit facility, or (ii) during the twenty-four month period commencing on August 14, 2006, Continuing Directors shall cease for any reason to constitute a majority of the members of our board. “Continuing Directors” means, during any period of up to twenty-four consecutive months commencing on August 14, 2006, an individual (x) who was a director on August 14, 2006 or (y) who becomes a director subsequent to August 14, 2006 and whose election or nomination for election by our shareholders is approved by a vote of at least a majority of the directors then comprising the Continuing Directors.. A change of control would constitute an event of default under the credit facility, entitling the lenders to declare all obligations due and payable. Other terms of the credit facility remain subject to negotiation.

Other Long-Term Debt

We have issued notes to the IDA for the financing of certain machinery and capital improvements. The notes include a $3.3 million machinery loan requiring 108 monthly payments of $40,000 and bearing interest at 5.97% per annum. The outstanding balance of the loan at December 31, 2003 is $2.0 million. We also have a capital improvement loan on the building for $0.2 million requiring 240 monthly payments and bearing interest at 6.25% per annum.

On September 28, 2004, we issued $120,000,000 aggregate principal amount of 9 7/8% Senior Notes due 2012, which we refer to herein as the “Original Notes”, pursuant to the indenture to be used in connection with this prospectus.

DESCRIPTION OF THE NEW NOTES

We issued the Old Notes on April 2, 2007 under an Indenture, dated as of September 28, 2004, among us, the Note Guarantors and Deutsche Bank Trust Company Americas, as Trustee (the “Trustee”). The terms of the Old Notes include those stated in the Indenture and those made a part of the Indenture by reference to the Trust Indenture Act of 1939 (the “TIA”).

The terms of the New Notes are identical in all material respects to the Old Notes, except that the New Notes will have been registered under the Securities Act and, therefore, will not be subject to transfer restrictions or contain certain provisions regarding liquidated damages under certain circumstances relating to the registration rights agreement, which damages provisions will terminate upon the consummation of the exchange offer. The terms of the New Notes and the Old Notes are identical in all material respects to the terms of our 9 7/8% Senior Notes due 2012 that we issued on September 6, 2005 (the “Original Notes”). Taken together, the Original Notes and the New Notes are referred to as the “Outstanding Notes.”

The New Notes will be treated as a single series with our Original Notes and will have the same terms as those of our Original Notes. However, cash interest will accrue on the New Notes from April 1, 2007, the next interest payment on the New Notes and the first payment of cash interest following the issue date of the New Notes will be October 1, 2007. The New Notes and our Original Notes will vote as one class under the indenture.

We summarize below certain provisions of the Indenture, but do not restate the Indenture in its entirety. We urge you to read the Indenture because it defines your rights. A copy of the Indenture will be made available to prospective purchasers upon request.

Key terms used in this section are defined under “— Certain Definitions.” When we refer to:

•	the “company” in this section, we mean Coleman Cable, Inc. and not any of its subsidiaries; and

•	“Notes” in this section, we mean the Old Notes, the New Notes and Additional Notes.

General

The Notes will:

•	be general unsecured obligations of the company;

•	rank equal in right of payment to all unsecured and unsubordinated Indebtedness of the company, and senior to all Indebtedness that by its terms is subordinated to the Notes;

•	effectively rank junior to all secured Indebtedness of the company (including borrowings under the Bank Credit Facility) to the extent of the value of the assets securing such Indebtedness;

•	be unconditionally guaranteed on a general unsecured and unsubordinated basis by all of the company’s existing and future Domestic Restricted Subsidiaries; and

•	be issuable in an unlimited aggregate principal amount, of which up to $120.0 million aggregate principal amount of New Notes will be issued in the exchange offer.

Additional Notes

Subject to the limitations set forth under “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness,” the company may incur additional Indebtedness. At the company’s option, this additional Indebtedness may consist of additional Notes (“Additional Notes”) issued in one or more transactions. Holders of Additional Notes would have the right to vote together with Holders of the Notes as one class.

Principal, Maturity and Interest

We will issue Notes in denominations of $1,000 and integral multiples of $1,000. The Notes will mature on October 1, 2012. The Notes will not be entitled to the benefit of any mandatory sinking fund.

Interest on the New Notes will accrue at the rate of 9 7/8% per annum and will be payable semi-annually in arrears on each April 1 and October 1, commencing on October 1, 2007. Payments will be made to the persons who are registered Holders at the close of business on March 15 and September 15, respectively, immediately preceding the applicable interest payment date.

Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. The redemption of Notes with unpaid and accrued interest to the date of redemption will not affect the right of Holders of record on a record date to receive interest due on an interest payment date.

Initially, the Trustee will act as Paying Agent and Registrar for the Notes. The company may change the Paying Agent and Registrar without notice to Holders. If a Holder has given wire transfer instructions to the company, the company will make all principal, premium and interest payments on those Notes in accordance with those instructions. All other payments on the Notes will be made at the office or agency of the Paying Agent and Registrar in New York City unless the company elects to make interest payments by check mailed to the registered Holders at their registered addresses.

Note Guarantees

Each of our existing and future Domestic Restricted Subsidiaries will be required to execute a guarantee of the Notes. Each such Note Guarantee will:

•	be a general unsecured obligation of that Note Guarantor;

•	rank equal in right of payment to all unsecured and unsubordinated Indebtedness of that Note Guarantor, and senior to all Indebtedness of that Note Guarantor that by its terms is subordinated to such Note Guarantee; and

•	effectively rank junior to all secured Indebtedness of that Note Guarantor (including under the Bank Credit Facility) to the extent of the value of the assets securing such Indebtedness.

Each Note Guarantor will unconditionally guarantee the performance of all obligations of the company under the Indenture and the Notes. The Obligations of each Note Guarantor in respect of its Note Guarantee will be limited to the maximum amount as will result in the Obligations not constituting a fraudulent conveyance or fraudulent transfer under United States federal or state law. See “Risk Factors — Risks Related to the Exchange Offer — Federal and state statutes allow courts, under specific circumstances, to void the guarantees of the notes and require the holders of the notes to return payments received from the guarantors.”

A Note Guarantor will be released and relieved of its obligations under its Note Guarantee in the event:

(1) there is a Legal Defeasance of the Notes as described under “— Legal Defeasance and Covenant Defeasance”;

(2) there is a sale or other disposition of Capital Stock of such Note Guarantor following which such Note Guarantor is no longer a direct or indirect Subsidiary of the company; or

(3) such Note Guarantor is designated as an Unrestricted Subsidiary in accordance with “— Certain Covenants — Limitation on Designation of Unrestricted Subsidiaries”;

provided, that the transaction is carried out pursuant to and in accordance with any other applicable provisions of the Indenture.

If any Person becomes a Domestic Restricted Subsidiary (including upon a Revocation of the Designation of a Subsidiary as an Unrestricted Subsidiary), the company will cause that Domestic Restricted Subsidiary concurrently to become a Note Guarantor by executing a supplemental indenture and providing the Trustee with an Officers’ Certificate and Opinion of Counsel.

Under the circumstances described under “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to the restrictive covenants in the Indenture and will not guarantee the Notes.

In the event of a bankruptcy, liquidation or reorganization of a non-guarantor subsidiary, the non-guarantor subsidiary would pay the holders of its debt and its trade creditors before it would be able to distribute any of its assets to us. In addition, holders of minority equity interests in Subsidiaries may receive distributions prior to or pro rata with the company depending on the terms of the equity interests.

Redemption

Optional Redemption.  Except as stated below, the company may not redeem the Notes prior to October 1, 2008. The company may redeem the Notes, at its option, in whole at any time or in part from time to time, on or after

October 1, 2008, at the following redemption prices, expressed as percentages of the principal amount thereof, if redeemed during the twelve-month period commencing on October 1 of any year set forth below:

Year	Percentage

2008	104.9375%
2009	102.4688%
2010 and thereafter	100.0000%

Optional Redemption upon Public Equity Offerings.  At any time, or from time to time, prior to October 1, 2007, the company may, at its option, use the net cash proceeds of one or more Public Equity Offerings to redeem in the aggregate up to 35% of the aggregate principal amount of the Outstanding Notes originally issued at a redemption price equal to 109.875% of the principal amount thereof, plus accrued and unpaid interest thereon to the date of redemption; provided, that:

(1) after giving effect to any such redemption at least 65% of the aggregate principal amount of the Outstanding Notes originally issued remains outstanding; and

(2) the company shall make such redemption not more than 60 days after the consummation of such Public Equity Offering.

“Public Equity Offering” means an underwritten public offering of Qualified Capital Stock of the company pursuant to a registration statement (other than a registration statement filed on Form S-4 or S-8) filed with the SEC in accordance with the Securities Act.

Optional Redemption Procedures.  In the event that less than all of the Outstanding Notes are to be redeemed at any time, selection of Outstanding Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Outstanding Notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by any other method as the Trustee shall deem fair and appropriate. If a partial redemption is made with the proceeds of a Public Equity Offering, selection of the Outstanding Notes or portions thereof for redemption shall, subject to the preceding sentence, be made by the Trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to the procedures of DTC), unless the method is otherwise prohibited. No Notes of a principal amount of $1,000 or less shall be redeemed in part and Notes of a principal amount in excess of $1,000 may be redeemed in part in multiples of $1,000 only.

Notice of any redemption shall be mailed by first-class mail, postage prepaid, at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If Notes are to be redeemed in part only, the notice of redemption shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof (if any) will be issued in the name of the Holder thereof upon cancellation of the original Note (or appropriate adjustments to the amount and beneficial interests in a Global Note will be made, as appropriate).

The company will pay the redemption price for any Note together with accrued and unpaid interest thereon through the date of redemption. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as the company has deposited with the Paying Agent funds in satisfaction of the applicable redemption price pursuant to the Indenture.

Change of Control

Upon the occurrence of a Change of Control, each Holder will have the right to require that the company purchase all or a portion (in integral multiples of $1,000) of the Holder’s Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon through the date of purchase (the “Change of Control Payment”).

Within 20 days following the date upon which the Change of Control occurred, the company must send, by first-class mail, a notice to each Holder, with a copy to the Trustee, offering to purchase the Notes as described above (a “Change of Control Offer”). The Change of Control Offer shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date the notice is mailed, other than as may be required by law (the “Change of Control Payment Date”).

On the Change of Control Payment Date, the company will, to the extent lawful:

(1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2) deposit with the Paying Agent funds in an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered; and

(3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the company.

If only a portion of a Note is purchased pursuant to a Change of Control Offer, a new Note in a principal amount equal to the portion thereof not purchased will be issued in the name of the Holder thereof upon cancellation of the original Note (or appropriate adjustments to the amount and beneficial interests in a Global Note will be made, as appropriate). Notes (or portions thereof) purchased pursuant to a Change of Control Offer will be cancelled and cannot be reissued.

The Bank Credit Facility contains, and other Indebtedness of the company may contain, prohibitions on the occurrence of events that would constitute a Change of Control or require that Indebtedness to be repaid or repurchased upon a Change of Control. Moreover, the exercise by the Holders of their right to require the company to repurchase the Notes upon a Change of Control could cause a default under the Bank Credit Facility and such other Indebtedness even if the Change of Control itself does not, including as a result of the financial impact of such repurchase on the company.

If a Change of Control Offer occurs, there can be no assurance that the company will have available funds sufficient to make the Change of Control Payment for all the Notes that might be delivered by Holders seeking to accept the Change of Control Offer. In the event the company is required to purchase outstanding Notes pursuant to a Change of Control Offer, the company expects that it would seek third-party financing to the extent it does not have available funds to meet its purchase obligations and any other obligations in respect of its Indebtedness arising in connection with the Change of Control. However, there can be no assurance that the company would be able to obtain necessary financing.

The definition of “Change of Control” in the Indenture is limited in scope. Holders will not be entitled to require the company to purchase their Notes in the event of a takeover, recapitalization, leveraged buyout or similar transaction which is not a Change of Control.

The company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws and regulations in connection with the purchase of Notes in connection with a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Change of Control” provisions of the Indenture, the company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Indenture by doing so.

The company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require the company to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Certain Covenants

The Indenture will contain, among others, the following covenants:

Limitation on Incurrence of Additional Indebtedness

(1) The company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness, including Acquired Indebtedness, or permit any Restricted Subsidiary that is not a Note Guarantor to Incur Preferred Stock, except that the company and any Note Guarantor may Incur Indebtedness, including Acquired Indebtedness, if, at the time of and immediately after giving pro forma effect to the Incurrence thereof and the application of the proceeds therefrom, no Default or Event of Default shall have occurred and be continuing and the Consolidated Fixed Charge Coverage Ratio of the company is greater than 2.0 to 1.0.

(2) Notwithstanding clause (1), the company and its Restricted Subsidiaries may Incur Permitted Indebtedness as provided in the definition thereof.

(3) For purposes of determining compliance with, and the outstanding principal amount of, any particular Indebtedness Incurred pursuant to and in compliance with this covenant, the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with GAAP. Accrual of interest, the accretion or amortization of original issue discount, the payment of regularly scheduled interest in the form of additional Indebtedness of the same instrument or the payment of regularly scheduled dividends on Disqualified Capital Stock or Preferred Stock in the form of additional Disqualified Capital Stock or Preferred Stock with the same terms will not be deemed to be an Incurrence of Indebtedness or Preferred Stock for purposes of this covenant.

Limitation on Restricted Payments

The company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, take any of the following actions (each, a “Restricted Payment”):

(a) declare or pay any dividend or return of capital or make any distribution on or in respect of shares of Capital Stock of the company or any Restricted Subsidiary to holders of such Capital Stock, other than:

•	dividends or distributions payable in Qualified Capital Stock of the company; or

•	dividends or distributions payable to the company and/or a Restricted Subsidiary;

(b) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the company or any Restricted Subsidiary, or any direct or indirect parent of the company, other than Capital Stock held by the company or another Restricted Subsidiary;

(c) make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, as the case may be, any Subordinated Indebtedness; or

(d) make any Investment (other than Permitted Investments);

if at the time of the Restricted Payment and immediately after giving effect thereto:

(1) a Default or an Event of Default shall have occurred and be continuing;

(2) the company is not able to Incur at least $1.00 of additional Indebtedness pursuant to clause (1) of “— Limitation on Incurrence of Additional Indebtedness”; or

(3) the aggregate amount (the amount expended for these purposes, if other than in cash, being the Fair Market Value of the relevant property) of Restricted Payments, including the proposed Restricted

Payment, made subsequent to the Issue Date up to the date thereof, less any Investment Return calculated as of the date thereof, shall exceed the sum of:

(A) 50% of cumulative Consolidated Net Income or, if cumulative Consolidated Net Income is a loss, minus 100% of the loss, accrued during the period, treated as one accounting period, beginning on the first full fiscal quarter after the Issue Date to the end of the most recent fiscal quarter for which consolidated financial information of the company is available;

plus

(B) 100% of the aggregate net cash proceeds received by the company from any Person from any:

•	contribution to the equity capital of the company not representing an interest in Disqualified Capital Stock or issuance and sale of Qualified Capital Stock of the company, in each case, subsequent to the Issue Date; or

•	issuance and sale subsequent to the Issue Date (and, in the case of Indebtedness of a Restricted Subsidiary, at such time as it was a Restricted Subsidiary) of any Indebtedness for borrowed money of the company or any Restricted Subsidiary that has been converted into or exchanged for Qualified Capital Stock of the company;

excluding, in each case, any net cash proceeds:

(x) received from a Subsidiary of the company;

(y) used to redeem Notes under “— Redemption — Optional Redemption Upon Public Equity Offerings”; or

(z) applied in accordance with the second paragraph of this covenant below.

Notwithstanding the preceding paragraph, this covenant does not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration of such dividend if the dividend would have been permitted on the date of declaration;

(2) if no Default or Event of Default shall have occurred and be continuing, the acquisition of any shares of Capital Stock of the company,

(a) in exchange for Qualified Capital Stock of the company, or

(b) through the application of the net cash proceeds received by the company from a substantially concurrent sale of Qualified Capital Stock of the company or a contribution to the equity capital of the company not representing an interest in Disqualified Capital Stock, in each case not received from a Subsidiary of the company;

provided, that the value of any such Qualified Capital Stock issued in exchange for such acquired Capital Stock and any such net cash proceeds shall be excluded from clause (3)(B) of the first paragraph of this covenant (and were not included therein at any time);

(3) if no Default or Event of Default shall have occurred and be continuing, the voluntary prepayment, purchase, defeasance, redemption or other acquisition or retirement for value of any Subordinated Indebtedness solely in exchange for, or through the application of net cash proceeds of a substantially concurrent sale, other than to a Subsidiary of the company, of:

(a) Qualified Capital Stock of the company, or

(b) Refinancing Indebtedness for such Subordinated Indebtedness;

provided, that the value of any Qualified Capital Stock issued in exchange for Subordinated Indebtedness and any net cash proceeds referred to above shall be excluded from clause (3)(B) of the first paragraph of this covenant (and were not included therein at any time);

(4) if no Default or Event of Default shall have occurred and be continuing, repurchases by the company of Common Stock of the company or options, warrants or other securities exercisable or convertible into Common Stock of the company from employees or directors of the company or any of its Subsidiaries or their authorized representatives upon the death, disability or termination of employment or directorship of the employees or directors, in an aggregate amount not to exceed $1.0 million in any calendar year and $2.5 million in the aggregate;

(5) with respect to any period after June 30, 2004, so long as the company qualifies as an S corporation within the meaning of Section 1361 of the Code, distributions to shareholders of the company in an amount not to exceed the Tax Amount for such period;

(6) the distribution in the aggregate amount of $13.825 million made to shareholders in connection with the original offering; and

(7) if no Default or Event of Default shall have occurred and be continuing, Restricted Payments not to exceed $5.0 million.

In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date, amounts expended pursuant to clauses (1) (without duplication for the declaration of the relevant dividend), (4) and (7) of this paragraph shall be included in such calculation and amounts expended pursuant to clauses (2), (3), (5) and (6) of this paragraph shall not be included in such calculation.

Not later than the date of making any Restricted Payment, the company shall deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment complies with the Indenture and setting forth in reasonable detail the basis upon which the required calculations were computed, which calculations may be based upon the company’s latest available internal quarterly financial statements.

Limitation on Asset Sales

The company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(a) the company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed of, and

(b) at least 75% of the consideration received for the assets sold by the company or the Restricted Subsidiary, as the case may be, in the Asset Sale shall be in the form of cash or Cash Equivalents received at the time of such Asset Sale.

The company or such Restricted Subsidiary, as the case may be, may apply the Net Cash Proceeds of any such Asset Sale within 360 days thereof to:

(a) repay secured Indebtedness and Indebtedness under the Bank Credit Facility and, if the Indebtedness repaid is revolving credit Indebtedness, permanently reduce the commitments with respect thereto without Refinancing, or

(b) purchase:

(1) property, plant or equipment or other long-lived tangible assets to be used by the company or any Restricted Subsidiary in a Permitted Business or

(2) Capital Stock of a Person engaged solely in a Permitted Business that will become, upon purchase, a Restricted Subsidiary (collectively, “Replacement Assets”)

from a Person other than the company and its Restricted Subsidiaries.

To the extent all or a portion of the Net Cash Proceeds of any Asset Sale are not applied within the 360 days of the Asset Sale as described in clause (a) or (b) of the immediately preceding paragraph, the company will make an offer to purchase Notes (the “Asset Sale Offer”), at a purchase price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest thereon, to the date of purchase (the “Asset Sale Offer

Amount”). Pursuant to an Asset Sale Offer, the company shall purchase pursuant to an Asset Sale Offer from all tendering Holders on a pro rata basis, and, at the company’s option, on a pro rata basis with the holders of any other Indebtedness that is not, by its terms, expressly subordinated in right of payment to the Notes and the terms of which require an offer to purchase such other Indebtedness to be made with the proceeds from the sale of assets (“Pari Passu Debt”), that principal amount (or accreted value in the case of Indebtedness issued with original issue discount) of Notes and Pari Passu Debt to be purchased equal to such unapplied Net Cash Proceeds.

Within 20 days following the 360th day following the date upon which the Asset Sale occurred, the company must send, by first-class mail, a notice to the record Holders as shown on the register of Holders on such 360th day, with a copy to the Trustee, offering to purchase the Notes as described above (an “Asset Sale Offer”). The Asset Sale Offer shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date the notice is mailed, other than as may be required by law (the “Asset Sale Payment Date”).

Upon receiving notice of an Asset Sale Offer, Holders may elect to tender their Notes in whole or in part in integral multiples of $1,000 in exchange for cash. The company may, however, defer an Asset Sale Offer until there is an aggregate amount of unapplied Net Cash Proceeds from one or more Asset Sales equal to or in excess of $5.0 million. At that time, the entire amount of unapplied Net Cash Proceeds, and not just the amount in excess of $5.0 million, shall be applied as required pursuant to this covenant. Pending application in accordance with this covenant, Net Cash Proceeds shall be applied to temporarily reduce revolving credit borrowings which can be reborrowed or invested in Cash Equivalents.

On the Asset Sale Offer Payment Date, the company will, to the extent lawful:

(1) accept for payment all Notes or portions thereof properly tendered pursuant to the Asset Sale Offer;

(2) deposit with the Paying Agent funds in an amount equal to the Asset Sale Offer Amount in respect of all Notes or portions thereof so tendered; and

(3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the company.

To the extent Holders of Notes and holders of other Pari Passu Debt, if any, which are the subject of an Asset Sale Offer properly tender Notes or the other Pari Passu Debt in an aggregate amount exceeding the amount of unapplied Net Cash Proceeds, the company will purchase the Notes and the other Pari Passu Debt on a pro rata basis (based on amounts tendered). If only a portion of a Note is purchased pursuant to an Asset Sale Offer, a new Note in a principal amount equal to the portion thereof not purchased will be issued in the name of the Holder thereof upon cancellation of the original Note (or appropriate adjustments to the amount and beneficial interests in a Global Note will be made, as appropriate). Notes (or portions thereof) purchased pursuant to an Asset Sale Offer will be cancelled and cannot be reissued.

The company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws in connection with the purchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any applicable securities laws or regulations conflict with the “Asset Sale” provisions of the Indenture, the company shall comply with these laws and regulations and shall not be deemed to have breached its obligations under the “Asset Sale” provisions of the Indenture by doing so.

Upon completion of an Asset Sale Offer, the amount of Net Cash Proceeds will be reset at zero. Accordingly, to the extent that the aggregate amount of Notes and other Indebtedness tendered pursuant to an Asset Sale Offer is less than the aggregate amount of unapplied Net Cash Proceeds, the company may use any remaining Net Cash Proceeds for general corporate purposes of the company and its Restricted Subsidiaries.

In the event of the transfer of substantially all (but not all) of the property and assets of the company and its Restricted Subsidiaries as an entirety to a Person in a transaction permitted under “— Limitation on Merger, Consolidation and Sale of Assets,” the Successor Entity shall be deemed to have sold the properties and assets of the company and its Restricted Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to the deemed sale as if it were an Asset Sale. In addition, the Fair Market

Value of properties and assets of the company or its Restricted Subsidiaries so deemed to be sold shall be deemed to be Net Cash Proceeds for purposes of this covenant.

If at any time any non-cash consideration received by the company or any Restricted Subsidiary, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any non-cash consideration), the conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this covenant within 360 days of conversion or disposition.

Limitation on Ownership and Sale of Capital Stock of Restricted Subsidiaries

The company will not permit any Person other than the company or another Restricted Subsidiary to, directly or indirectly, own or control any Capital Stock of any Restricted Subsidiary, except for:

(1) directors’ qualifying shares;

(2) the sale of 100% of the shares of the Capital Stock of any Restricted Subsidiary held by the company and its Restricted Subsidiaries to any Person other than the company or another Restricted Subsidiary effected in accordance with, as applicable, “— Limitation on Asset Sales” and “— Limitation on Merger, Consolidation and Sale of Assets”; and

(3) in the case of a Restricted Subsidiary other than a Wholly Owned Restricted Subsidiary, the issuance by that Restricted Subsidiary of Capital Stock on a pro rata basis to the company and its Restricted Subsidiaries, on the one hand, and minority shareholders of the Restricted Subsidiary, on the other hand (or on less than a pro rata basis to any minority shareholder if the minority shareholder does not acquire its pro rata amount).

Limitation on Designation of Unrestricted Subsidiaries

The company may designate after the Issue Date any Subsidiary of the company as an “Unrestricted Subsidiary” under the Indenture (a “Designation”) only if:

(1) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such Designation and any transactions between the company or any of its Restricted Subsidiaries and such Unrestricted Subsidiary are in compliance with “— Limitation on Transactions with Affiliates”;

(2) at the time of and after giving effect to such Designation, the company could Incur $1.00 of additional Indebtedness pursuant to clause (1) of “— Limitation on Incurrence of Additional Indebtedness”; and

(3) the company would be permitted to make an Investment at the time of Designation (assuming the effectiveness of such Designation and treating such Designation as an Investment at the time of Designation) pursuant to the first paragraph of “— Limitation on Restricted Payments” (other than a Permitted Investment) in an amount (the “Designation Amount”) equal to the amount of the company’s Investment in such Subsidiary on such date.

Neither the company nor any Restricted Subsidiary will at any time:

(1) provide credit support for, subject any of its property or assets (other than the Capital Stock of any Unrestricted Subsidiary) to the satisfaction of, or guarantee, any Indebtedness of any Unrestricted Subsidiary (including any undertaking, agreement or instrument evidencing such Indebtedness);

(2) be directly or indirectly liable for any Indebtedness of any Unrestricted Subsidiary; or

(3) be directly or indirectly liable for any Indebtedness which provides that the holder thereof may (upon notice, lapse of time or both) declare a default thereon or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity upon the occurrence of a default with respect to any Indebtedness of any Unrestricted Subsidiary, except for any non-recourse guarantee given solely to support the pledge by the company or any Restricted Subsidiary of the Capital Stock of any Unrestricted Subsidiary,

except:

(a) in the case of clause (1) or (2) of this paragraph, to the extent treated and permitted as a Restricted Payment or Permitted Investment in accordance with “— Limitation on Restricted Payments” and as an Incurrence of Indebtedness permitted under “— Limitation on Incurrence of Additional Indebtedness”, and

(b) in the case of clause (3) of this paragraph, to the extent that the ability to declare a default or accelerate the payment, is limited to a default on the obligation or instrument of the company or a Restricted Subsidiary treated as a Restricted Payment or Permitted Investment and Incurrence of Indebtedness in accordance with clause (a) above.

The company may revoke any Designation of a Subsidiary as an Unrestricted Subsidiary (a “Revocation”) only if:

(1) No Default or Event of Default shall have occurred and be continuing at the time of and after giving effect to such Revocation; and

(2) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately following such Revocation would, if Incurred at such time, have been permitted to be Incurred for all purposes of the Indenture.

The Designation of a Subsidiary of the company as an Unrestricted Subsidiary shall be deemed to include the Designation of all of the Subsidiaries of such Subsidiary. All Designations and Revocations must be evidenced by resolutions of the Board of Directors of the company, delivered to the Trustee certifying compliance with the preceding provisions.

Future Subsidiary Guarantees

If the company or any of its Restricted Subsidiaries acquires or creates another Domestic Restricted Subsidiary after the date of the Indenture, then that newly acquired or created Domestic Restricted Subsidiary will become a Note Guarantor and execute a supplemental Indenture and deliver to the trustee an Opinion of Counsel to the effect that the supplemental Indenture has been duly authorized, executed and delivered by the Domestic Restricted Subsidiary and constitutes a valid and binding obligation of the Domestic Restricted Subsidiary, enforceable against the Domestic Restricted Subsidiary in accordance with its terms (subject to customary exceptions), all within ten business days of the date on which it was acquired or created; provided, however, that the foregoing shall not apply to subsidiaries that have properly been designated as Unrestricted Subsidiaries in accordance with the Indenture for so long as they continue to constitute Unrestricted Subsidiaries.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

(a) Except as provided in paragraph (b) below, the company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on or in respect of its Capital Stock to the company or any other Restricted Subsidiary or pay any Indebtedness owed to the company or any other Restricted Subsidiary;

(2) make loans or advances to, or Guarantee any Indebtedness or other obligations of, or make any Investment in, the company or any other Restricted Subsidiary; or

(3) transfer any of its property or assets to the company or any other Restricted Subsidiary.

(b) Paragraph (a) above will not apply to encumbrances or restrictions existing under or by reason of:

(1) applicable law;

(2) the Indenture;

(3) the Bank Credit Facility as in effect on the Issue Date, and any amendments, restatements, renewals, replacements or refinancings thereof; provided, that any amendment, restatement, renewal, replacement or refinancing is not more restrictive with respect to such encumbrances or restrictions than those in existence on the Issue Date;

(4) customary non-assignment provisions of any contract and customary provisions restricting assignment or subletting in any lease governing a leasehold interest of any Restricted Subsidiary, or any customary restriction on the ability of a Restricted Subsidiary to dividend, distribute or otherwise transfer any asset which secures Indebtedness secured by a Lien, in each case permitted to be Incurred under the Indenture;

(5) any instrument governing Acquired Indebtedness not Incurred in connection with, or in anticipation or contemplation of, the relevant acquisition, merger or consolidation, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired;

(6) restrictions with respect to a Restricted Subsidiary of the company imposed pursuant to a binding agreement which has been entered into for the sale or disposition of Capital Stock or assets of such Restricted Subsidiary; provided, that such restrictions apply solely to the Capital Stock or assets of such Restricted Subsidiary being sold;

(7) customary restrictions imposed on the transfer of copyrighted or patented materials; or

(8) an agreement governing Indebtedness Incurred to Refinance the Indebtedness issued, assumed or Incurred pursuant to an agreement referred to in clause (5) of this paragraph (b); provided, that such Refinancing agreement is not more restrictive with respect to such encumbrances or restrictions than those contained in the agreement referred to in such clause (5).

Limitation on Liens

The company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Liens of any kind (except for Permitted Liens) against or upon any of their respective properties or assets, whether owned on the Issue Date or acquired after the Issue Date, or any proceeds therefrom, unless contemporaneously therewith effective provision is made:

(1) in the case of the company or any Restricted Subsidiary other than a Note Guarantor, to secure the Notes and all other amounts due under the Indenture; and

(2) in the case of a Note Guarantor, to secure such Note Guarantor’s Note Guarantee of the Notes and all other amounts due under the Indenture;

in each case, equally and ratably with such Indebtedness (or, in the event that such Indebtedness is Subordinated Indebtedness, prior to such Indebtedness) with a Lien on the same properties and assets securing such Indebtedness for so long as such Indebtedness is secured by such Lien.

Limitation on Merger, Consolidation and Sale of Assets

The company will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person (whether or not the company is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of the company’s properties and assets (determined on a consolidated basis for the company and its Restricted Subsidiaries), to any Person unless:

(1) either:

(a) the company shall be the surviving or continuing corporation; or

(b) the Person (if other than the company) formed by such consolidation or into which the company is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of the company and of the company’s Restricted Subsidiaries substantially as an entirety (the “Successor Entity”):

(x) shall be a corporation organized and validly existing under the laws of the United States or any State thereof or the District of Columbia, and

(y) shall expressly assume, by supplemental indenture (in form and substance satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, and premium, if any, and interest on all of the Notes and the performance and observance of every covenant of the Notes, the Indenture and the Registration Rights Agreement on the part of the company to be performed or observed;

(2) immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including giving effect on a pro forma basis to any Indebtedness, including any Acquired Indebtedness, Incurred or anticipated to be Incurred in connection with or in respect of such transaction), the company or such Successor Entity, as the case may be:

(a) shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the company immediately prior to such transaction, and

(b) shall be able to Incur at least $1.00 of additional Indebtedness pursuant to clause (1) of “— Limitation on Incurrence of Additional Indebtedness”;

(3) immediately before and immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including, without limitation, giving effect on a pro forma basis to any Indebtedness, including any Acquired Indebtedness, Incurred or anticipated to be Incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred or be continuing;

(4) each Note Guarantor (including Persons that become Note Guarantors as a result of the transaction) shall have confirmed by supplemental indenture that its Note Guarantee shall apply for the Obligations of the Successor Entity in respect of the Indenture and the Notes; and

(5) the company or the Successor Entity shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that the consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if required in connection with such transaction, the supplemental indenture, comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to the transaction have been satisfied.

For purposes of this covenant, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the company, the Capital Stock of which constitutes all or substantially all of the properties and assets of the company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the company.

Clause (2)(b) above shall not apply to:

(1) any transfer of the properties or assets of a Restricted Subsidiary to the company or to a Note Guarantor;

(2) any merger of a Restricted Subsidiary into the company or a Note Guarantor;

(3) any merger of the company into a Wholly Owned Restricted Subsidiary created for the purpose of holding the Capital Stock of the company;

(4) a merger between the company and a newly-created Affiliate incorporated solely for the purpose of reincorporating the company in another State of the United States,

so long as, in each case the Indebtedness of the company and its Restricted Subsidiaries is not increased thereby.

Upon any consolidation, combination or merger or any transfer of all or substantially all of the properties and assets of the company and its Restricted Subsidiaries in accordance with this covenant, in which the company is not the continuing corporation, the Successor Entity formed by such consolidation or into which the company is merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the company under the Indenture and the Notes with the same effect as if such Successor Entity had been named as such. For the avoidance of doubt, compliance with this covenant shall not affect the obligations of the company (including a Successor Entity, if applicable) under ‘‘— Change of Control,” if applicable.

Each Note Guarantor will not, and the company will not cause or permit any Note Guarantor to, consolidate with or merge into, or sell or dispose of all or substantially all of its assets to, any Person (other than the company) that is not a Note Guarantor unless:

(1) such Person (if such Person is the surviving entity) assumes all of the obligations of such Note Guarantor in respect of its Note Guarantee by executing a supplemental indenture and providing the Trustee with an Officers’ Certificate and Opinion of Counsel, and such transaction is otherwise in compliance with the Indenture;

(2) such Note Guarantee is to be released as provided under “— Note Guarantees”; or

(3) such sale or other disposition of substantially all of such Note Guarantor’s assets is made in accordance with “— Limitation on Sale of Assets.”

Limitation on Transactions with Affiliates

(1) The company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (each an “Affiliate Transaction”), unless:

(a) the terms of such Affiliate Transaction are no less favorable than those that could reasonably be expected to be obtained in a comparable transaction at such time on an arm’s-length basis from a Person that is not an Affiliate of the company;

(b) in the event that such Affiliate Transaction involves aggregate payments, or transfers of property or services with a Fair Market Value, in excess of $2.0 million, the terms of such Affiliate Transaction shall be approved by a majority of the members of the Board of Directors of the company (including a majority of the disinterested members thereof), the approval to be evidenced by a Board Resolution stating that the Board of Directors has determined that such transaction complies with the preceding provisions; and

(c) in the event that such Affiliate Transaction involves aggregate payments, or transfers of property or services with a Fair Market Value, in excess of $5.0 million, the company shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of such Affiliate Transaction to the company and the relevant Restricted Subsidiary (if any) from a financial point of view from an Independent Financial Advisor and file the same with the Trustee.

(2) Clause (1) above shall not apply to:

(a) transactions with or among the company and any Wholly Owned Restricted Subsidiary or between or among Wholly Owned Restricted Subsidiaries;

(b) reasonable fees and compensation paid to, and any indemnity provided on behalf of, officers, directors, employees, consultants or agents of the company or any Restricted Subsidiary as determined in good faith by the company’s Board of Directors;

(c) any transactions undertaken pursuant to any contractual obligations or rights in existence on the Issue Date as in effect on the Issue Date; and

(d) any Restricted Payments made in cash or any payments made with Capital Stock of the company (other than Disqualified Capital Stock) in compliance with “— Limitation on Restricted Payments.”

Notwithstanding clause (2) above, payments pursuant to consulting or similar arrangements with a director of the company or any of its Restricted Subsidiaries shall not exceed an aggregate of $250,000 per annum for any such director unless such payment (i) complies with clause (1)(a) above and (ii) has been approved by an Independent Director.

Not later than the date of entering into any Affiliate Transaction, the company shall deliver to the Trustee an Officers’ Certificate certifying that such Affiliate Transaction complies clause (1)(a) above.

Limitation on Sale and Leaseback Transactions

The company will not, and will not cause or permit any Restricted Subsidiary to, directly or indirectly, enter into any Sale and Leaseback Transaction; provided, that the company or any Restricted Subsidiary may enter into a Sale and Leaseback Transaction if:

(1) the company or such Restricted Subsidiary could have Incurred Indebtedness in the amount of the Attributable Indebtedness of such Sale and Leaseback Transaction pursuant to the covenant described under “— Limitation on Incurrence of Additional Indebtedness”;

(2) the company or such Restricted Subsidiary could have Incurred a Lien to secure the Attributable Indebtedness of such Sale and Leaseback Transaction without equally and ratably securing the Notes or the Guarantees pursuant to the covenant described under “— Limitation on Liens”;

(3) the net proceeds received by the company or such Restricted Subsidiary from such Sale and Leaseback Transaction are at least equal to the Fair Market Value of the related assets; and

(4) the company applies the proceeds of such Sale and Leaseback Transaction in compliance with the covenant described under “— Limitation on Asset Sales.”

Independent Directors

The company will, at all times beginning 180 days after the date of the Indenture, have at least one Independent Director, other than during one or more periods not in any one case to exceed 90 consecutive days due to the Independent Director’s death, disability, resignation or retirement.

Conduct of Business

The company and its Restricted Subsidiaries will not engage in any businesses other than a Permitted Business.

Reports to Holders

Notwithstanding that the company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, so long as any Notes remain outstanding, the company will:

(1) provide the Trustee and the Holders with, and make available to others upon request, the annual reports and information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a United States corporation subject to such Sections within 15 days after the times specified for the filing of the information, documents and reports under such Sections; and

(2) file with the SEC, to the extent permitted, the information, documents and reports referred to in clause (1) above within the periods specified for such filings under the Exchange Act (whether or not applicable to the company).

In addition, at any time when the company is not subject to or is not current in its reporting obligations under clause (2) of the preceding paragraph, the company will make available, upon request, to any holder and any prospective purchaser of Notes the information required pursuant to Rule 144A(d)(4) under the Securities Act.

Payments for Consent

Neither the company nor any of its Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder of any Notes for or as an inducement to any consent, waiver or amendment of any terms or provisions of the Notes, unless the consideration is offered to be paid or agreed to be paid to all Holders of the Notes which so consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Events of Default

The following are “Events of Default”:

(1) default in the payment when due of the principal of or premium, if any, on any Notes, including the failure to make a required payment to purchase Notes tendered pursuant to an optional redemption, Change of Control Offer or an Asset Sale Offer;

(2) default for 30 days or more in the payment when due of interest on any Notes (including liquidated damages payable under the Registration Rights Agreement);

(3) the failure to perform or comply with any of the provisions described under “— Change of Control” or “— Certain Covenants — Limitation on Asset Sales” or “— Limitation on Merger, Consolidation and Sale of Assets”;

(4) the failure by the company or any Restricted Subsidiary to comply with any other covenant or agreement contained in the Indenture or in the Notes for 30 days or more after written notice to the company from the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Notes;

(5) default by the company or any Restricted Subsidiary under any Indebtedness which:

(a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of any applicable grace period provided in such Indebtedness on the date of such default; or

(b) results in the acceleration of such Indebtedness prior to its stated maturity; and the principal amount of Indebtedness covered by (a) or (b) at the relevant time aggregates $5.0 million or more;

(6) failure by the company or any of its Restricted Subsidiaries to pay one or more final judgments against any of them which are not covered by adequate insurance by a solvent insurer of national or international reputation which has acknowledged its obligations in writing, aggregating $5.0 million or more, which judgment(s) are not paid, discharged or stayed for a period of 60 days or more;

(7) certain events of bankruptcy affecting the company or any of its Significant Subsidiaries or group of Subsidiaries that, taken together, would constitute a Significant Subsidiary; or

(8) except as permitted by the Indenture, any Note Guarantee is held to be unenforceable or invalid in a judicial proceeding or ceases for any reason to be in full force and effect or any Note Guarantor, or any Person acting on behalf of any Note Guarantor, denies or disaffirms such Note Guarantor’s obligations under its Note Guarantee.

If an Event of Default (other than an Event of Default specified in clause (7) above with respect to the company) shall occur and be continuing, the Trustee or the Holders of at least 25% in principal amount of outstanding Notes may declare the unpaid principal of (and premium, if any) and accrued and unpaid interest on all the Notes to be immediately due and payable by notice in writing to the company and the Trustee specifying the Event of Default and that it is a “notice of acceleration.” If an Event of Default specified in clause (7) above occurs with respect to the company, then the unpaid principal of (and premium, if any) and accrued and unpaid interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

At any time after a declaration of acceleration with respect to the Notes as described in the preceding paragraph, the Holders of a majority in principal amount of the Notes may rescind and cancel such declaration and its consequences:

(a) if the rescission would not conflict with any judgment or decree;

(b) if all existing Events of Default have been cured or waived, except nonpayment of principal or interest that has become due solely because of the acceleration;

(c) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid; and

(d) if the company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its reasonable expenses, disbursements and advances.

No rescission shall affect any subsequent Default or impair any rights relating thereto.

The Holders of a majority in principal amount of the Notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of, premium, if any, or interest on any Notes.

Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

No Holder of any Notes will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless:

(a) such Holder gives to the Trustee written notice of a continuing Event of Default;

(b) Holders of at least 25% in principal amount of the then outstanding Notes make a written request to pursue the remedy;

(c) such Holders of the Notes provide to the Trustee satisfactory indemnity;

(d) the Trustee does not comply within 60 days; and

(e) during such 60 day period the Holders of a majority in principal amount of the outstanding Notes do not give the Trustee a written direction which, in the opinion of the Trustee, is inconsistent with the request;

provided, that a Holder of a Note may institute suit for enforcement of payment of the principal of and premium, if any, or interest on such Note on or after the respective due dates expressed in such Note.

The company is required to deliver to the Trustee written notice of any event which would constitute certain Defaults, their status and what action the company is taking or proposes to take in respect thereof. In addition, the company is required to deliver to the Trustee, within 90 days after the end of each fiscal year, an Officers’ Certificate indicating whether the signers thereof know of any Default or Event of Default that occurred during the previous fiscal year; the status of any Default or Event of Default described and what actions the company is taking or proposes to take upon respect thereto. The Indenture provides that if a Default or Event of Default occurs, is continuing and is actually known to the Trustee, the Trustee must mail to each Holder notice of the Default or Event of Default within 90 days after the occurrence thereof. Except in the case of a Default or Event of Default in the payment of principal of, premium, if any, or interest on any Note, the Trustee may withhold notice if and so long as a committee of its trust officers in good faith determines that withholding notice is in the interests of the Holders.

Legal Defeasance and Covenant Defeasance

The company may, at its option and at any time, elect to have its obligations discharged with respect to the outstanding Notes (“Legal Defeasance”). Such Legal Defeasance means that the company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes on the 91st day after the deposit specified in clause (1) of the second following paragraph, except for:

(1) the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due;

(2) the company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments;

(3) the rights, powers, trust, duties and immunities of the Trustee and the company’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the company may, at its option and at any time, elect to have its obligations released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under “Events of Default” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders cash in United States dollars, certain direct non-callable obligations of, or guaranteed by, the United States, or a combination thereof, in such amounts as will be sufficient without reinvestment, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

(2) in the case of Legal Defeasance, the company shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee and independent of the company to the effect that:

(a) the company has received from, or there has been published by, the Internal Revenue Service a ruling; or

(b) since the Issue Date, there has been a change in the applicable United States federal income tax law,

in either case to the effect that, and based thereon such Opinion of Counsel shall state that, the Holders will not recognize income, gain or loss for United States federal income tax purposes as a result of such Legal Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the company shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee and independent of the company to the effect that the Holders will not recognize income, gain or loss for United States federal income tax purposes as a result of such Covenant Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and be continuing on the date of the deposit pursuant to clause (1) of this paragraph (except any Default or Event of Default resulting from the failure to comply with “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness” as a result of the borrowing of the funds required to effect such deposit) and, insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit, and the Trustee shall have received Officers’ Certificates to such effect on the date of such deposit and, in the case of Legal Defeasance, on such 91st day;

(5) the Trustee shall have received an Officers’ Certificate stating that such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture or any other agreement or instrument to which the company or any of its Subsidiaries is a party or by which the company or any of its Subsidiaries is bound;

(6) the company shall have delivered to the Trustee an Officers’ Certificate stating that the deposit was not made by the company with the intent of preferring the Holders over any other creditors of the company or any Subsidiary of the company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the company or others;

(7) the company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with;

(8) the company shall have delivered to the Trustee an Opinion of Counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; and

(9) the company shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee and independent of the company to the effect that the trust resulting from the deposit does not constitute an investment company under the Investment Company Act of 1940.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when:

(1) either:

(a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the company and thereafter repaid to the company or discharged from such trust) have been delivered to the Trustee for cancellation; or

(b) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable, and the company has irrevocably deposited or caused to be deposited with the Trustee funds or certain direct, non-callable obligations of, or guaranteed by, the United States sufficient without reinvestment to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to maturity or redemption, together with irrevocable instructions from the company directing the Trustee to apply such funds to the payment;

(2) the company has paid all other sums payable under the Indenture and the Notes by it; and

(3) the company has delivered to the Trustee an Officers’ Certificate stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Modification of the Indenture

From time to time, the company, the Note Guarantors and the Trustee, without the consent of the Holders, may amend the Indenture or the Notes for certain specified purposes, including curing ambiguities, defects or inconsistencies, adding Note Guarantees or covenants, issuing Additional Notes, and making other changes which do not, in the opinion of the Trustee, adversely affect the rights of any of the Holders in any material respect. In formulating its opinion on such matters, the Trustee will be entitled to rely on such evidence as it deems appropriate, including solely on an Opinion of Counsel and Officers’ Certificate. Other modifications and amendments of the

Indenture or the Notes may be made with the consent of the Holders of at least a majority in principal amount of the then outstanding Notes issued under the Indenture, except that, without the consent of each Holder affected thereby, no amendment may:

(1) reduce the amount of Notes whose Holders must consent to an amendment or waiver;

(2) reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any Notes;

(3) reduce the principal of or change or have the effect of changing the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption, or reduce the redemption price therefor;

(4) make any Notes payable in money other than that stated in the Notes;

(5) make any change in provisions of the Indenture (a) entitling each Holder to receive payment of principal of, premium, if any, and interest on such Note on or after the due date thereof or to bring suit to enforce such payment, or (b) permitting Holders of a majority in principal amount of Notes to waive Defaults or Events of Default;

(6) amend, change or modify the obligation of the company to make and consummate a Change of Control Offer in respect of a Change of Control or make and consummate an Asset Sale Offer with respect to any Asset Sale;

(7) eliminate or modify in any manner a Note Guarantor’s obligations with respect to its Note Guarantee which adversely affects Holders, except as contemplated in the Indenture; or

(8) subordinate the Notes or any Guarantee in right of payment to any other obligation of the Company or any Note Guarantor.

Governing Law

The Indenture will provide that the Indenture and the Notes will be governed by, and construed in accordance with, the law of the State of New York.

The Trustee

The Indenture will provide that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of the company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided, that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

No Personal Liability

The Indenture will provide that an incorporator, director, officer, employee, shareholder or controlling person, as such, of the company or any Note Guarantor shall not have any liability for any obligations of the company or such Note Guarantor under the Notes (including the Note Guarantees) or the Indenture or for any claims based on, in respect of or by reason of such obligations or their creation. By accepting a Note, each Holder waives and releases all such liability.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for a full definition of all such terms, as well as any other terms used herein for which no definition is provided.

“Acquired Indebtedness” means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary or at the time it merges or consolidates with the company or any of its Restricted Subsidiaries or is assumed in connection with the acquisition of assets from such Person. Such Indebtedness shall be deemed to have been Incurred at the time such Person becomes a Restricted Subsidiary or at the time it merges or consolidates with the company or a Restricted Subsidiary or at the time such Indebtedness is assumed in connection with the acquisition of assets from such Person.

“Affiliate” means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; provided, that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Affiliate Transaction” has the meaning set forth under “— Certain Covenants — Limitation on Transactions with Affiliates.”

“Applicable Tax Percentage” means the highest effective marginal combined rate of federal, state and local income taxes (taking into account the deductibility of state and local taxes for federal income tax purposes) that an individual residing in New York, New York would be subject in the relevant year of determination, taking into account only such shareholder’s share of income and deductions attributable to its equity ownership interest in the company.

“Asset Acquisition” means:

(1) an Investment by the company or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary, or shall be merged with or into the company or any Restricted Subsidiary;

(2) the acquisition by the company or any Restricted Subsidiary of the assets of any Person (other than a Subsidiary of the company) which constitute all or substantially all of the assets of such Person or comprises any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business; or

(3) any Revocation with respect to an Unrestricted Subsidiary.

“Asset Sale” means any direct or indirect sale, disposition, issuance, conveyance, transfer, lease, assignment or other transfer, including a Sale and Leaseback Transaction (each, a “Disposition”) by the company or any Restricted Subsidiary of:

(a) any Capital Stock (other than Capital Stock of the company); or

(b) any property or assets (other than cash, Cash Equivalents or Capital Stock) of the company or any Restricted Subsidiary.

Notwithstanding the preceding, the following items shall not be deemed to be Asset Sales:

(1) the Disposition of all or substantially all of the assets of the company and its Restricted Subsidiaries as permitted under “— Certain Covenants — Limitation on Merger, Consolidation and Sale of Assets”;

(2) a Disposition of inventory or obsolete or worn-out equipment, in each case in the ordinary course of business;

(3) Dispositions of assets with a Fair Market Value not to exceed $1.0 million in the aggregate;

(4) for purposes of “— Certain Covenants — Limitation on Asset Sales” only, the making of a Restricted Payment permitted under “— Certain Covenants — Limitation on Restricted Payments”; and

(5) a Disposition to the company or a Restricted Subsidiary, including a Person that is or will become a Restricted Subsidiary immediately after the Disposition.

“Asset Sale Offer” has the meaning set forth under “— Certain Covenants — Limitation on Asset Sales.”

“Asset Sale Transaction” means any Asset Sale and, whether or not constituting an Asset Sale, (1) any sale or other disposition of Capital Stock, (2) any Designation with respect to an Unrestricted Subsidiary and (3) any sale or other disposition of property or assets excluded from the definition of Asset Sale by clause (4) of that definition.

“Attributable Indebtedness” in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value (discounted at the interest rate borne by the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been extended).

“Bank Credit Facility” means the Amended and Restated Credit Agreement, dated as of the Issue Date, between and among the company, its Subsidiaries listed therein, Wachovia Bank, National Association, as Administrative Agent, and certain other lenders and all amendments thereto, together with the related documents thereto (including, without limitation, any Guarantee agreements and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time by one or more agreements, including any agreement increasing the amount of available borrowings thereunder or adding Subsidiaries of the company as additional borrowers or guarantors thereunder or extending the maturity of, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement(s) or any successor or replacement agreement(s) and whether by the same or any other agent, lender or group of lenders, in each case in the bank credit market.

“Board of Directors” means, as to any Person, the board of directors, management committee or similar governing body of such Person or any duly authorized committee thereof.

“Board Resolution” means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Capitalized Lease Obligations” means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP. For purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

“Capital Stock” means:

(1) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person;

(2) with respect to any Person that is not a corporation, any and all partnership or other equity or ownership interests of such Person; and

(3) any warrants, rights or options to purchase any of the instruments or interests referred to in clause (1) or (2) above.

“Cash Equivalents” means:

(1) marketable direct obligations issued by, or unconditionally guaranteed by, the United States government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;

(2) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor’s Corporation (“S&P”) or Moody’s Investors Service, Inc. (“Moody’s”);

(3) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody’s;

(4) certificates of deposit or bankers’ acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any United States branch of a non-United States bank having at the date of acquisition thereof combined capital and surplus of not less than $500 million;

(5) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (1) above entered into with any bank meeting the qualifications specified in clause (4) above; and

(6) investments in money market funds which invest substantially all their assets in securities of the types described in clauses (1) through (5) above.

“Change of Control” means the occurrence of one or more of the following events:

(1) any Person or Group, except for Permitted Holders, is or becomes the “beneficial owner,” directly or indirectly, in the aggregate of more than 50% of the total voting power of the Voting Stock of the company (including a Successor Entity, if applicable), whether by virtue of the issuance, sale or other disposition of Capital Stock of the company by the company or a direct or indirect holder of Capital Stock of the company, a merger or consolidation involving the company, its direct or indirect shareholders or such Person or Group, a sale of assets by the company, its direct or indirect shareholders, any voting trust agreement or other agreement to which the company, its direct or indirect shareholders or any such Person or Group is a party or is subject, or otherwise; or

(2) any Person or Group, except for Permitted Holders, is or becomes the “beneficial owner,” directly or indirectly, in the aggregate of more than 35% of the total voting power of the Voting Stock of the company (including a Successor Entity, if applicable), whether by virtue of the issuance, sale or other disposition of Capital Stock of the company by the company or a direct or indirect holder of Capital Stock of the company, a merger or consolidation involving the company, its direct or indirect shareholders or such Person or Group, a sale of assets by the company, its direct or indirect shareholders, any voting trust agreement or other agreement to which the company, its direct or indirect shareholders or any such Person or Group is a party or is subject, or otherwise, and such Person or Group owns a greater percentage of such total voting power than the Permitted Holders; or

(3) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the company, together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the company was approved by a vote of a majority of the directors of the company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board of Directors of the company then in office; or

(4) the approval by the holders of Capital Stock of the company of any plan or proposal for the liquidation or dissolution of the company, whether or not otherwise in compliance with the provisions of the Indenture.

For purposes of this definition:

(a) “beneficial owner” shall have the meaning specified in Rules 13d-3 and 13d-5 under the Exchange Act, except that any Person or Group shall be deemed to have “beneficial ownership” of all securities that such Person or Group has the right to acquire, whether such right is exercisable immediately, only after the passage of time or, except in the case of the Permitted Holders, upon the occurrence of a subsequent condition;

(b) “Person” and “Group” shall have the meanings for “person” and “group” as used in Sections 13(d) and 14(d) of the Exchange Act; and

(c) any other Person or Group shall be deemed to beneficially own any Voting Stock of a corporation held by any other corporation (the “parent corporation”) so long as such Person or Group beneficially owns, directly or indirectly, in the aggregate at least 30% of the voting power of the Voting Stock of the parent corporation and no other Person or Group beneficially owns an equal or greater amount of the Voting Stock of the parent corporation.

“Change of Control Offer” has the meaning set forth under “— Change of Control.”

“Change of Control Payment” has the meaning set forth under “— Change of Control.”

“Change of Control Payment Date” has the meaning set forth under “ — Change of Control.”

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person’s common equity interests, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common equity interests.

“Consolidated EBITDA” means, for any period, Consolidated Net Income for such period, plus or minus the following to the extent deducted or added in calculating such Consolidated Net Income:

(1) Consolidated Income Tax Expense for such period; plus

(2) Consolidated Interest Expense for such period; plus

(3) Consolidated Non-cash Charges for such period; plus

(4) net after-tax losses from Asset Sale Transactions or abandonments or reserves relating thereto; less

(5) (x) all non-cash credits and gains increasing Consolidated Net Income for such period and (y) all cash payments during such period relating to non-cash charges that were added back in determining Consolidated EBITDA in any prior period.

Notwithstanding the foregoing, the items specified in clauses (1), (3) and (4) for any Restricted Subsidiary shall be added to Consolidated Net Income in calculating Consolidated EBITDA only:

(a) in proportion to the percentage of the total Capital Stock of such Restricted Subsidiary held directly or indirectly by the company; and

(b) to the extent that a corresponding amount would be permitted at the date of determination to be distributed to the company by such Restricted Subsidiary pursuant to its charter and bylaws and each law, regulation, agreement or judgment applicable to such distribution.

“Consolidated Fixed Charge Coverage Ratio” means, as of any date of determination, the ratio of the aggregate amount of Consolidated EBITDA for the four most recent full fiscal quarters for which financial statements are available ending prior to the date of such determination (the “Four Quarter Period”) to Consolidated Fixed Charges for such Four Quarter Period. For purposes of this definition, “Consolidated EBITDA” and “Consolidated Fixed Charges” shall be calculated after giving effect on a pro forma basis in accordance with Regulation S-X under the Securities Act for the period of such calculation to:

(1) the Incurrence or repayment (excluding revolving credit borrowings Incurred or repaid in the ordinary course of business for working capital purposes) or redemption of any Indebtedness or Preferred Stock of the company or any of its Restricted Subsidiaries (and the application of the proceeds thereof), including the Incurrence of any Indebtedness or Preferred Stock (and the application of the proceeds thereof) giving rise to the need to make such determination, occurring during such Four Quarter Period or at any time subsequent to the last day of such Four Quarter Period and on or prior to such date of determination, as if such Incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of such Four Quarter Period; and

(2) any Asset Sale Transaction or Asset Acquisition (including, without limitation, any Asset Acquisition giving rise to the need to make such determination as a result of the company or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) Incurring Acquired Indebtedness and including, without limitation, by giving pro forma effect to any Consolidated EBITDA (provided, that such pro forma Consolidated EBITDA shall be calculated in a manner consistent with the exclusions in the definition of Consolidated Net Income) attributable to the assets which are the subject of the Asset Sale Transaction or Asset Acquisition during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to such date of determination, as if such Asset Sale Transaction or Asset Acquisition (including the Incurrence of any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period.

Furthermore, in calculating “Consolidated Fixed Charges” for purposes of determining the denominator (but not the numerator) of this “Consolidated Fixed Charge Coverage Ratio,”

(a) interest on outstanding Indebtedness determined on a fluctuating basis as of the date of determination and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on such date of determination;

(b) if interest on any Indebtedness actually Incurred on such date of determination may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on such date of determination will be deemed to have been in effect during the Four Quarter Period; and

(c) notwithstanding clause (a) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by Hedging Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

“Consolidated Fixed Charges” means, for any period, the sum, without duplication, of:

(1) Consolidated Interest Expense, plus

(2) the product of:

(a) the amount of all cash and non-cash dividend payments on any series of Preferred Stock or Disqualified Capital Stock of the company or any Restricted Subsidiary (other than dividends paid in Qualified Capital Stock) paid, accrued or scheduled to be paid or accrued during such period times

(b) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective combined United States federal, state and local tax rate of the company (or, in the case of a Person that is an S corporation under the Code, the combined United States federal, state and local tax rate that was or would have been utilized to calculate the Tax Amount of such Person), expressed as a decimal.

“Consolidated Income Tax Expense” means, with respect to the company for any period, the provision for United States federal, state, local and non-United States income taxes and the Tax Amount payable by the company and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP.

“Consolidated Interest Expense” means, for any period, the sum of, without duplication determined on a consolidated basis in accordance with GAAP:

(1) the aggregate of cash and non-cash interest expense of the company and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, including, without limitation (whether or not interest expense in accordance with GAAP):

(a) any amortization or accretion of debt discount or any interest paid on Indebtedness of the company in the form of additional Indebtedness,

(b) any amortization of deferred financing costs,

(c) the net costs under Hedging Obligations (including amortization of fees),

(d) all capitalized interest,

(e) the interest portion of any deferred payment obligation,

(f) commissions, discounts and other fees and charges Incurred in respect of letters of credit or bankers’ acceptances, and

(g) any interest expense on Indebtedness of another Person that is Guaranteed by the company or one of its Restricted Subsidiaries or secured by a Lien on the assets of the company or one of its Restricted Subsidiaries (whether or not such Guarantee or Lien is called upon); and

(2) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by the company and its Restricted Subsidiaries during such period.

“Consolidated Net Income” means, for any period, the aggregate net income (or loss) of the company and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided, that there shall be excluded therefrom:

(1) gains (together with any related provisions for taxes or Tax Distributions on such gains) from Asset Sale Transactions or abandonments or reserves relating thereto;

(2) items classified as extraordinary gains or losses (together with any related provisions for taxes or Tax Distributions on such gains);

(3) the net income of a Successor Entity prior to assuming the company’s obligations under the Indenture and the Notes pursuant to “— Certain Covenants — Limitation on Merger, Consolidation and Sale of Assets”;

(4) the net income (but not loss) of any Restricted Subsidiary to the extent that a corresponding amount could not be distributed to the company at the date of determination as a result of any restriction pursuant to such Restricted Subsidiary’s charter or bylaws or any law, regulation, agreement or judgment applicable to any such distribution;

(5) the net income (but not loss) of any Person other than the company or a Restricted Subsidiary.

(6) any increase (but not decrease) in net income attributable to minority interests in any Restricted Subsidiary;

(7) any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date;

(8) income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued);

(9) the cumulative effect of changes in accounting principles; and

(10) in the case of any Person that is an S corporation under the Code, the Tax Amount of such Person for such period.

“Consolidated Net Worth” of any Person means the consolidated shareholders’ equity of such Person, determined on a consolidated basis in accordance with GAAP, less (without duplication) amounts attributable to Disqualified Capital Stock of such Person.

“Consolidated Non-cash Charges” means, for any period, the aggregate depreciation, amortization and other non-cash expenses or losses of the company and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charge which constitutes an accrual of or a reserve for cash charges for any future period or the amortization of a prepaid cash expense paid in a prior period).

“Consolidated Tangible Assets” means, at any date, the total assets (less accumulated depreciation and valuation reserves and other reserves and items deductible from gross book value of specific asset accounts under GAAP) of the company and the Restricted Subsidiaries, after deducting therefrom all goodwill, trade names, trademarks, patents, unamortized debt discount, organization expenses and other like intangibles of the company and the Restricted Subsidiaries, all calculated in accordance with GAAP.

“Covenant Defeasance” has the meaning set forth under “—  Legal Defeasance and Covenant Defeasance.”

“Currency Agreement” means, in respect of any Person, any foreign exchange contract, currency swap agreement or other similar agreement as to which such Person is a party.

“Default” means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

“Designation” and “Designation Amount” have the meanings set forth under ‘‘— Certain Covenants — Limitation on Designation of Unrestricted Subsidiaries” above.

“Disqualified Capital Stock” means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof, in any case, on or prior to the 91st day after the final maturity date of the Notes.

“Domestic Restricted Subsidiary” means any direct or indirect Restricted Subsidiary that is organized under the laws of the United States, any state thereof or the District of Columbia.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

“Exchange Notes” has the meaning set forth under “Exchange Offer; Registration Rights.”

“Fair Market Value” means, with respect to any asset, the price (after taking into account any liabilities relating to such assets) which could be negotiated in an arm’s-length free market transaction, for cash, between a willing seller and a willing and able buyer, neither of which is under any compulsion to complete the transaction; provided, that the Fair Market Value of any such asset or assets shall be determined conclusively by the Board of Directors of the company acting in good faith, and shall be evidenced by a Board Resolution.

“Four Quarter Period” has the meaning set forth in the definition of Consolidated Fixed Charge Coverage Ratio above.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States that are in effect as of the Issue Date.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person:

(1) to purchase or pay, or advance or supply funds for the purchase or payment of, such Indebtedness of such other Person, whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise; or

(2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof, in whole or in part;

provided, that “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. “Guarantee” used as a verb has a corresponding meaning.

“Hedging Obligations” means the obligations of any Person pursuant to any Interest Rate Agreement or Currency Agreement.

“Incur” means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (including by conversion, exchange or otherwise), assume, Guarantee or otherwise become liable in respect of such Indebtedness or other obligation on the balance sheet of such Person (and “Incurrence,” “Incurred” and “Incurring” shall have meanings correlative to the preceding). Indebtedness of any Acquired Person or any of its Subsidiaries

existing at the time such Acquired Person becomes a Restricted Subsidiary (or is merged into or consolidated with the company or any Restricted Subsidiary), whether or not such Indebtedness was Incurred in connection with, as a result of, or in contemplation of, such Acquired Person becoming a Restricted Subsidiary (or being merged into or consolidated with the company or any Restricted Subsidiary), shall be deemed Incurred at the time any such Acquired Person becomes a Restricted Subsidiary or merges into or consolidates with the company or any Restricted Subsidiary.

“Indebtedness” means with respect to any Person, without duplication:

(1) the principal amount (or, if less, the accreted value) of all obligations of such Person for borrowed money;

(2) the principal amount (or, if less, the accreted value) of all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) all Capitalized Lease Obligations of such Person;

(4) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business that are not overdue by 90 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted);

(5) all letters of credit, banker’s acceptances or similar credit transactions, including reimbursement obligations in respect thereof;

(6) Guarantees and other contingent obligations of such Person in respect of Indebtedness referred to in clauses (1) through (5) above and clauses (8) and (9) below;

(7) all Indebtedness of any other Person of the type referred to in clauses (1) through (6) which is secured by any Lien on any property or asset of such Person, the amount of such Indebtedness being deemed to be the lesser of the Fair Market Value of such property or asset or the amount of the Indebtedness so secured;

(8) all obligations under Hedging Obligations of such Person; and

(9) all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any; provided, that:

(a) if the Disqualified Capital Stock does not have a fixed repurchase price, such maximum fixed repurchase price shall be calculated in accordance with the terms of the Disqualified Capital Stock as if the Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and

(b) if the maximum fixed repurchase price is based upon, or measured by, the fair market value of the Disqualified Capital Stock, the fair market value shall be the Fair Market Value thereof.

“Independent Director” means a member of the company’s Board of Directors that (1) is not a legal or “beneficial owner,” directly or indirectly, of any equity interests of the company or any of its Affiliates (unless the company’s Common Stock is listed for trading on a national securities exchange or admitted for quotation on the Nasdaq National Market) and does not have any other material, direct or indirect, financial interest in the company or any of its Affiliates, (2) is not a director, officer, employee, manager, contractor or partner of the company or any of its Affiliates (other than in respect of his or her service as an Independent Director of the company), (3) is not a material customer, supplier or creditor of the company or any of its Affiliates, (4) does not control, directly or indirectly, the company, any of its Affiliates or any Person described in clauses (1), (2) or (3) above and (5) is not a parent, sibling or child of any Person described in clauses (1), (2), (3) or (4) above.

“Independent Financial Advisor” means an accounting firm, appraisal firm, investment banking firm or consultant of nationally recognized standing that is, in the judgment of the company’s Board of Directors, qualified to perform the task for which it has been engaged and which is independent in connection with the relevant transaction.

“Interest Rate Agreement” of any Person means any interest rate protection agreement (including, without limitation, interest rate swaps, caps, floors, collars, derivative instruments and similar agreements) and/or other types of interest hedging agreements.

“Investment” means, with respect to any Person, any:

(1) direct or indirect loan or other extension of credit (including, without limitation, a Guarantee) to any other Person,

(2) capital contribution (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others) to any other Person, or

(3) purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any other Person.

“Investment” shall exclude accounts receivable or deposits arising in the ordinary course of business. “Invest,” “Investing” and “Invested” shall have corresponding meanings.

For purposes of the “Limitation on Restricted Payments” covenant, the company shall be deemed to have made an “Investment” in an Unrestricted Subsidiary at the time of its Designation, which shall be valued at the Fair Market Value of the sum of the net assets of such Unrestricted Subsidiary at the time of its Designation and the amount of any Indebtedness of such Unrestricted Subsidiary Guaranteed by the company or any Restricted Subsidiary or owed to the company or any Restricted Subsidiary immediately following such Designation. Any property transferred to or from an Unrestricted Subsidiary will be valued at its Fair Market Value at the time of such transfer. If the company or any Restricted Subsidiary sells or otherwise disposes of any Common Stock of a Restricted Subsidiary (including any issuance and sale of Capital Stock by a Restricted Subsidiary) such that, after giving effect to any such sale or disposition, such Restricted Subsidiary would cease to be a Subsidiary of the company, the company shall be deemed to have made an Investment on the date of any such sale or disposition equal to sum of the Fair Market Value of the Capital Stock of such former Restricted Subsidiary held by the company or any Restricted Subsidiary immediately following such sale or other disposition and the amount of any Indebtedness of such former Restricted Subsidiary Guaranteed by the company or any Restricted Subsidiary or owed to the company or any other Restricted Subsidiary immediately following such sale or other disposition.

“Investment Return” means, in respect of any Investment (other than a Permitted Investment) made after the Issue Date by the company or any Restricted Subsidiary:

(1) the cash proceeds received by the company upon the sale, liquidation or repayment of such Investment or, in the case of a Guarantee, the amount of the Guarantee upon the unconditional release of the company and its Restricted Subsidiaries in full, less any payments previously made by the company or any Restricted subsidiary in respect of such Guarantee;

(2) in the case of the Revocation of the Designation of an Unrestricted Subsidiary, an amount equal to the lesser of:

(a) the company’s Investment in such Unrestricted Subsidiary at the time of such Revocation;

(b) that portion of the Fair Market Value of the net assets of such Unrestricted Subsidiary at the time of Revocation that is proportionate to the company’s equity interest in such Unrestricted Subsidiary at the time of Revocation; and

(c) the Designation Amount with respect to such Unrestricted Subsidiary upon its Designation which was treated as a Restricted Payment; and

(3) in the event the company or any Restricted Subsidiary makes any Investment in a Person that, as a result of or in connection with such Investment, becomes a Restricted Subsidiary, an amount equal to the company’s or any Restricted Subsidiary’s existing Investment in such Person, in the case of each of (1), (2) and (3), up to the amount of such Investment that was treated as a Restricted Payment less the amount of any previous Investment Return in respect of such Investment.

“Issue Date” means September 28, 2004.

“Legal Defeasance” has the meaning set forth under “— Legal Defeasance and Covenant Defeasance.”

“Lien” means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest); provided that, the lessee in respect of a Capitalized Lease Obligation shall be deemed to have Incurred a Lien on the property leased thereunder.

“Net Cash Proceeds” means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents, including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents, received by the company or any of its Restricted Subsidiaries from such Asset Sale, net of:

(1) reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions);

(2) taxes or Tax Distributions paid or payable in respect of such Asset Sale after taking into account any reduction in consolidated tax liability due to available tax credits or deductions and any tax sharing arrangements;

(3) repayment of Indebtedness secured by a Lien permitted under the Indenture that is required to be repaid in connection with such Asset Sale; and

(4) appropriate amounts to be provided by the company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale.

“Note Guarantee” means any guarantee of the company’s Obligations under the Notes and the Indenture provided by a Domestic Restricted Subsidiary pursuant to the Indenture.

“Note Guarantor” means any Domestic Restricted Subsidiary which provides a Note Guarantee pursuant to the Indenture until such time as its Note Guarantee is released in accordance with the Indenture.

“Obligations” means, with respect to any Indebtedness, any principal, interest (including, without limitation, Post-Petition Interest), penalties, fees, indemnifications, reimbursements, damages, and other liabilities payable under the documentation governing such Indebtedness, including in the case of the Notes and the Note Guarantees, the Indenture and the Registration Rights Agreement.

“Opinion of Counsel” means a written opinion of counsel, who may be an employee of or counsel for the company and who shall be reasonably acceptable to the Trustee.

“Pari Passu Debt” has the meaning set forth under “— Certain Covenants — Limitation on Asset Sales.”

“Permitted Business” means the business or businesses conducted by the company and its Restricted Subsidiaries as of the Issue Date and any business ancillary or complementary thereto.

“Permitted Holders” means David Bistricer, Moric Bistricer and Nachum Stein as record or beneficial owners.

“Permitted Indebtedness” means, without duplication, each of the following:

(1) Indebtedness not to exceed $120.0 million in respect of the Notes originally issued on the Issue Date and Exchange Notes issued therefor;

(2) Guarantees by any Note Guarantor of Indebtedness of the company or any other Note Guarantor permitted under the Indenture; provided, that if any such Guarantee is of Subordinated Indebtedness, then the Note Guarantee of such Note Guarantor shall be senior to such Note Guarantor’s Guarantee of such Subordinated Indebtedness;

(3) Indebtedness Incurred by the company and any Note Guarantor pursuant to the Bank Credit Facility in an aggregate principal amount at any time outstanding not to exceed the greater of (x) $75.0 million (less the amount of any permanent prepayments or reductions of commitments in respect of such Indebtedness made with the Net Cash Proceeds of an Asset Sale in order to comply with “—  Certain Covenants — Limitation on Asset Sales”) and (y) the sum of (i) up to 85% of the book value of accounts receivable of the company and its Restricted Subsidiaries, plus (ii) up to 55% of the book value of inventory of the company and its Restricted Subsidiaries, in each case determined in accordance with GAAP, and it being understood that amounts outstanding under the Bank Credit Facility are deemed to be Incurred under this clause (3);

(4) other Indebtedness of the company and its Restricted Subsidiaries outstanding on the Issue Date other than Indebtedness under the Bank Credit Facility or otherwise specified under any of the other clauses of this definition of Permitted Indebtedness;

(5) Hedging Obligations entered into in the ordinary course of business and not for speculative purposes;

(6) intercompany Indebtedness between or among the company and any of its Restricted Subsidiaries; provided, that:

(a) if the company or any Note Guarantor is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full of all obligations under the Notes and the Indenture, in the case of the company, or such Note Guarantor’s Note Guarantee, in the case of any such Note Guarantor, and

(b) in the event that at any time any such Indebtedness ceases to be held by the company or a Restricted Subsidiary, such Indebtedness shall be deemed to be Incurred and not permitted by this clause (6) at the time such event occurs;

(7) Indebtedness of the company or any of its Restricted Subsidiaries arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, that such Indebtedness is extinguished within two business days of Incurrence;

(8) Indebtedness of the company or any of its Restricted Subsidiaries represented by letters of credit for the account of the company or any Restricted Subsidiary, as the case may be, in order to provide security for workers’ compensation claims, payment obligations in connection with self-insurance or similar requirements in the ordinary course of business;

(9) Refinancing Indebtedness in respect of:

(a) Indebtedness (other than Indebtedness owed to the company or any Subsidiary) Incurred pursuant to clause (1) of “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness” (it being understood that no Indebtedness outstanding on the Issue Date is Incurred pursuant to such paragraph (1)), or

(b) Indebtedness Incurred pursuant to clause (1), (3) or (4) above;

(10) Capitalized Lease Obligations and Purchase Money Indebtedness incurred after the Issue Date that do not exceed $5.0 million in the aggregate at any one time outstanding; and

(11) Additional Indebtedness of the company or any Note Guarantor in an aggregate principal amount not to exceed $10.0 million at any one time outstanding (which amount may, but need not, be Incurred in whole or in part under the Bank Credit Facility).

“Permitted Investment” means:

(1) Investments by the company or any Restricted Subsidiary in any Person that is, or that result in any Person becoming, immediately after such Investment, a Restricted Subsidiary or constituting a merger or consolidation of such Person into the company or with or into a Restricted Subsidiary, except for a Guarantee of Indebtedness of a Restricted Subsidiary that is not a Note Guarantor;

(2) Investments by any Restricted Subsidiary in the company;

(3) Investments in cash and Cash Equivalents;

(4) any extension, modification or renewal of any Investments existing as of the Issue Date (but not Investments involving additional advances, contributions or other investments of cash or property or other increases thereof, other than as a result of the accrual or accretion of interest or original issue discount or payment-in-kind pursuant to the terms of such Investment as of the Issue Date);

(5) Investments permitted pursuant to clause (2)(b) of “— Certain Covenants — Limitation on Transactions with Affiliates”;

(6) Investments received as a result of the bankruptcy or reorganization of any Person or taken in settlement of or other resolution of claims or disputes, and, in each case, extensions, modifications and renewals thereof;

(7) Investments made by the company or its Restricted Subsidiaries as a result of non-cash consideration permitted to be received in connection with an Asset Sale made in compliance with the covenant described under “— Certain Covenants — Limitation on Asset Sales”;

(8) Investments made solely in the form of common equity of the company constituting Qualified Capital Stock;

(9) Hedging Obligations made in compliance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness”; and

(10) other Investments not to exceed $10.0 million at any one time outstanding.

“Permitted Liens” means any of the following:

(1) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

(2) Liens Incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

(3) any interest or title of a lessor under any Capitalized Lease Obligation; provided, that such Liens do not extend to any property which is not leased property subject to such Capitalized Lease Obligation;

(4) purchase money Liens securing Purchase Money Indebtedness Incurred to finance the acquisition of property of the company or a Restricted Subsidiary used in a Permitted Business; provided, that:

(a) the related Purchase Money Indebtedness shall not exceed the cost of such property and shall not be secured by any property of the company or any Restricted Subsidiary other than the property so acquired, and

(b) the Lien securing such Indebtedness shall be created within 90 days of such acquisition;

(5) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(6) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

(7) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements of the company or a Restricted Subsidiary, including rights of offset and set-off;

(8) Liens existing on the Issue Date and Liens to secure any Refinancing Indebtedness which is Incurred to Refinance any Indebtedness which has been secured by a Lien permitted under the covenant described under “— Certain Covenants — Limitation on Liens” and which Indebtedness has been Incurred in accordance with “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness”; provided, that such new Liens:

(a) are no less favorable to the Holders of Notes and are not more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness being Refinanced and

(b) do not extend to any property or assets other than the property or assets securing the Indebtedness Refinanced by such Refinancing Indebtedness;

(9) Liens securing Acquired Indebtedness Incurred in accordance with “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness” not Incurred in connection with, or in anticipation or contemplation of, the relevant acquisition, merger or consolidation; provided, that:

(a) such Liens secured such Acquired Indebtedness at the time of and prior to the Incurrence of such Acquired Indebtedness by the company or a Restricted Subsidiary and were not granted in connection with, or in anticipation of the Incurrence of such Acquired Indebtedness by the company or a Restricted Subsidiary and

(b) such Liens do not extend to or cover any property of the company or any Restricted Subsidiary other than the property that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of the company or a Restricted Subsidiary and are no more favorable to the lienholders than the Liens securing the Acquired Indebtedness prior to the Incurrence of such Acquired Indebtedness by the company or a Restricted Subsidiary;

(10) Liens securing borrowings under the Bank Credit Facility incurred in accordance with clause (3) of the definition of “Permitted Indebtedness”; and

(11) additional Liens securing obligations and Attributable Indebtedness Incurred pursuant to “— Certain Covenants — Limitation on Sale and Leaseback Transactions” in an aggregate amount outstanding not to exceed 3.0% of Consolidated Tangible Assets at the time of such Incurrence.

“Person” means an individual, partnership, corporation, company, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

“Post-Petition Interest” means all interest accrued or accruing after the commencement of any insolvency or liquidation proceeding (and interest that would accrue but for the commencement of any insolvency or liquidation proceeding) in accordance with and at the contract rate (including, without limitation, any rate applicable upon default) specified in the agreement or instrument creating, evidencing or governing any Indebtedness, whether or not, pursuant to applicable law or otherwise, the claim for such interest is allowed as a claim in such insolvency or liquidation proceeding.

“Preferred Stock” of any Person means any Capital Stock of such Person that has preferential rights over any other Capital Stock of such Person with respect to dividends, distributions or redemptions or upon liquidation.

“Public Equity Offering” has the meaning set forth under “— Redemption.”

“Purchase Money Indebtedness” means Indebtedness of the company or any Restricted Subsidiary Incurred for the purpose of financing all or any part of the purchase price or other cost of construction or improvement of any property; provided, that the aggregate principal amount of such Indebtedness does not exceed the lesser of the Fair Market Value of such property or such purchase price or cost, including any Refinancing of such Indebtedness that does not increase the aggregate principal amount (or accreted amount, if less) thereof as of the date of Refinancing.

“Qualified Capital Stock” means any Capital Stock that is not Disqualified Capital Stock and any warrants, rights or options to purchase or acquire Capital Stock that is not Disqualified Capital Stock that are not convertible into or exchangeable into Disqualified Capital Stock.

“Refinance” means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means any Refinancing by the company or any Restricted Subsidiary, to the extent that such Refinancing does not:

(1) result in an increase in the aggregate principal amount of the Indebtedness of such Person as of the date of such proposed Refinancing (plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable expenses incurred by the company in connection with such Refinancing); or

(2) create Indebtedness with:

(a) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced; or

(b) a final maturity earlier than the final maturity of the Indebtedness being Refinanced;

provided, that:

•	if such Indebtedness being Refinanced is Indebtedness of the company, then such Refinancing Indebtedness shall be Indebtedness of the company,

•	if such Indebtedness being Refinanced is Indebtedness of a Note Guarantor, then such Indebtedness shall be Indebtedness of the company and/or such Note Guarantor, and

•	if such Indebtedness being Refinanced is Subordinated Indebtedness, then such Refinancing Indebtedness shall be subordinate to the Notes or the relevant Note Guarantee, if applicable, at least to the same extent and in the same manner as the indebtedness being Refinanced.

“Replacement Assets” has the meaning set forth under “— Certain Covenants — Limitation on Asset Sales.”

“Restricted Payment” has the meaning set forth under “— Certain Covenants — Limitation on Restricted Payments.”

“Restricted Subsidiary” means any Subsidiary of the company which at the time of determination is not an Unrestricted Subsidiary.

“Revocation” has the meaning set forth under “— Certain Covenants — Limitation on Designation of Unrestricted Subsidiaries” above.

“Sale and Leaseback Transaction” means any direct or indirect arrangement with any Person or to which any such Person is a party providing for the leasing to the company or a Restricted Subsidiary of any property, whether owned by the company or any Restricted Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by the company or such Restricted Subsidiary to such Person or to any other Person by whom funds have been or are to be advanced on the security of such Property.

“SEC” means the Securities and Exchange Commission, or any successor agency thereto with respect to the regulation or registration of securities.

“Significant Subsidiary” shall mean a Subsidiary of the company constituting a “Significant Subsidiary” in accordance with Rule 1-02(w) of Regulation S-X under the Securities Act in effect on the date hereof, except that all references to 10% in Rule 1-02(w) are replaced with 5%.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

“Subordinated Indebtedness” means, with respect to the company or any Note Guarantor, any Indebtedness of the company or such Note Guarantor, as the case may be which is expressly subordinated in right of payment to the Notes or the relevant Note Guarantee, as the case may be.

“Subsidiary,” with respect to any Person, means any other Person of which such Person owns, directly or indirectly, more than 50% of the voting power of the other Person’s outstanding Voting Stock.

“Successor Entity” has the meaning set forth under “— Certain Covenants — Limitation on Merger, Consolidation and Sale of Assets.”

“Tax Amount” means, with respect to any period, an amount equal to (1) the product of (a) the Taxable Income of the company and (b) the Applicable Tax Percentage, less (2) to the extent not previously taken into account, any income tax benefit attributable to the company that could be utilized by its shareholders, in the current or any prior year, or portion thereof, from and after the date of the Indenture (including any tax losses or tax credits), computed at the Applicable Tax Percentage of the year that such benefit is taken into account for purposes of this computation; provided, however, that the computation of Tax Amount shall also take into account (a) the deductibility of state and local taxes for federal income tax purposes, and (b) any difference in the Applicable Tax Percentage resulting from the nature of the Taxable Income (such as capital gain as opposed to ordinary income).

“Tax Distribution” means a distribution in respect of taxes to the shareholders of the company pursuant to clause (5) of the covenant described under “— Certain Covenants — Limitation on Restricted Payments.”

“Taxable Income” means, with respect to any Person for any period, the taxable income (including all separately stated items of income) or loss of such Person (including any such taxable income payable by such Person’s shareholders as a result of such Person’s election to be taxed as an S corporation pursuant to Section 1361 of the Code) for such period for federal income tax purposes.

“Unrestricted Subsidiary” means any Subsidiary of the company Designated as such pursuant to “Certain Covenants — Designation of Unrestricted Subsidiaries.” Any such Designation may be revoked by a Board Resolution of the company, subject to the provisions of such covenant.

“Voting Stock” with respect to any Person, means securities of any class of Capital Stock of such Person entitling the holders thereof (whether at all times or only so long as no senior class of stock has voting power by reason of any contingency) to vote in the election of members of the Board of Directors (or equivalent governing body) of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the then outstanding aggregate principal amount or liquidation preference, as the case may be, of such Indebtedness into

(2) the sum of the products obtained by multiplying:

(a) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal or liquidation preference, as the case may be, including payment at final maturity, in respect thereof, by

(b) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

“Wholly Owned Restricted Subsidiary” of the company means any Restricted Subsidiary of which all the outstanding Capital Stock (other than in the case of a Restricted Subsidiary not organized in the United States, directors’ qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by the company or any Wholly Owned Restricted Subsidiary.

Book-Entry; Delivery and Form

The Old Notes were sold to qualified institutional buyers in reliance on Rule 144A or in offshore transactions in reliance on Regulation S. Except as set forth below, the New Notes will be issued in exchange for the Old Notes in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000.

The New Notes initially will be represented by one or more notes in registered, global form without interest coupons (the “Global Notes”). Upon issuance, the Global Notes will be deposited with the trustee as custodian for DTC, in New York, New York, and registered in the name of DTC or its nominee.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See “Exchange of Global Notes for Certificated Notes.” Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

So long as the Global Note holder is the registered owner of any New Notes, the Global Note holder will be considered the sole holder under the indenture of any New Notes evidenced by the Global Notes. Beneficial owners of New Notes evidenced by the Global Notes will not be considered the owners or holders of the New Notes under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the trustee thereunder. Neither the company nor the Trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC relating to the New Notes.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of their respective settlement system and are subject to changes by them. The company takes no responsibility for these operations and procedures and urges investors to contact the systems or their participants directly to discuss these matters. DTC has advised the company that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchaser), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system also is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants.

The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants. DTC has also advised the company that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of Participants with portions of the principal amount of the Global Notes, and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in the Global Notes who are Participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) that are Participants in such system.

All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream also may be subject to the procedures and requirements of such systems. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below under the caption “Exchange of Global Notes for Certificated Notes,” owners of interests in the Global Notes will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or “holders” thereof under the Indenture for any purpose.

Payments in respect of the principal of, and interest and premium and additional interest, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the company and the trustee will treat the Persons in whose names the New Notes, including the Global Notes, are registered as the owners of the New Notes for the purpose of receiving payments and for all the other purposes. Consequently, none of the company, the Trustee or any agent of the company or the Trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised the company that its current practice, upon receipt of any payment in respect of securities such as the New Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of New Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or the company. Neither the company nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial Owners of the New Notes, and the company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers involving Euroclear and Clearstream participants will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised the company that it will take any action permitted to be taken by a holder of New Notes only at the direction of one or more Participants to whose account DTC has credited the interest in the Global Notes and only in respect of such portion of the aggregate principal amount of the New Notes as to which such Participant or

Participants has or have given such direction. However, if there is an Event of Default under the New Notes, DTC reserves the right to exchange the Global Notes for New Notes in certificated form, and to distribute such New Notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither the company nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for definitive New Notes in registered certificated form (“Certificated Notes”) if:

(1) DTC (A) notifies the company that it is unwilling or unable to continue as depositary for the Global Notes and the company fails to appoint a successor depositary or (B) has ceased to be a clearing agency registered under the Exchange Act;

(2) the company, at is option, notifies the Trustee in writing that it elects to cause the issuance of the Certificated Notes; or

(3) there has occurred and is continuing a Default or Event of Default with respect to the New Notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures). Neither the company nor the Trustee will be liable for any delay by the Global Note holder or DTC in identifying the beneficial owners of Notes and the company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note holder or DTC for all purposes.

Same Day Settlement and Payment

The company will make payments in respect of the New Notes represented by the Global Notes (including principal, premium, if any, interest and additional amounts, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note holder. The company will make all payments of principal, interest and premium and additional amounts, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The New Notes represented by the Global Notes are expected to be eligible to trade in the PORTAL market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such New Notes will, therefore, be required by DTC to be settled in immediately available funds. The company expects that secondary trading in any Certificated Notes also will be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream immediately following the settlement date of DTC). Cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

EXCHANGE OFFER; REGISTRATION RIGHTS

We entered into a registration rights agreement with the initial purchaser under which we and our subsidiary guarantors agreed, for the benefit of the holders of the Old Notes, at our cost:

•	to file with the Securities and Exchange Commission this exchange offer registration statement by October 29, 2007 pursuant to which we are offering, in exchange for the Old Notes, New Notes identical in all material respects to, and evidencing the same indebtedness as, the Old Notes (but which will not contain terms with respect to transfer restrictions or provide for the additional interest described below);

•	to use our commercially reasonable efforts to cause this exchange offer registration statement to be declared effective under the Securities Act by January 27, 2008; and

•	to use our commercially reasonable efforts to cause this exchange offer to be consummated by the 30th day after the exchange offer registration statement is declared effective.

•	In the event that:

(a) we had not been permitted to file the exchange offer registration statement or are not permitted to consummate the exchange offer due to a change in law or SEC policy;

(b) for any reason, we do not consummate the exchange offer by the 30th day after this exchange offer registration statement is declared effective;

(c) any holder notifies us on or prior to the 30th day following the consummation of this exchange offer that:

•	it is not permitted under law or SEC policy to participate in the exchange offer;

•	the New Notes the holder would receive in the exchange offer would not be freely tradable;

•	it cannot publicly resell New Notes that it acquires in the exchange offer without delivering a prospectus, and the prospectus contained in the exchange offer registration statement is not appropriate or available for resales by that holder; or

•	it is a broker-dealer and holds Notes that it has not exchanged and that it acquired directly from us, or one of our affiliates;

(d) the initial purchaser so requests with respect to Notes that are not eligible to be exchanged for New Notes in the exchange offer and are held by it following the consummation of the exchange offer; or

(e) in the case where the initial purchaser participates in the exchange offer or otherwise acquires New Notes, the initial purchaser does not receive freely tradable New Notes;

then, in addition to or in lieu of conducting the exchange offer, we will be required to file a shelf registration statement with the SEC to cover resales of the Old Notes or the New Notes issued in the exchange offer, as the case may be. In that case, we will use our commercially reasonable efforts (a) to file the shelf registration statement by the 30th day after we become obligated to make the filing, (b) to cause the registration statement to become effective by the 60th day after the filing, and (c) to maintain the effectiveness of the registration statement for two years or such lesser period after which all the Notes registered thereunder are no longer transfer restricted notes.

We will pay additional interest if one of the following “registration defaults” occurs:

•	we do not file the exchange offer registration statement by October 29, 2007;

•	the exchange offer registration statement is not declared effective by January 27, 2008;

•	we do not consummate the exchange offer by the 30th day after the exchange offer registration statement is declared effective;

•	we do not file the shelf registration statement by the 30th day after we become obligated to file it;

•	the shelf registration statement is not declared effective by the 60th day after the filing; or

•	the exchange offer registration statement or the shelf registration statement is declared effective, but, prior to the expiration of the applicable registration period, ceases to be effective or the prospectus included as a part of such registration statement ceases to be usable in connection with the exchange offer or resales of any Notes registered under the shelf registration statement.

If one of these registration defaults occurs, the annual interest rate on the Notes affected thereby will increase by 0.25% per year. The amount of additional interest will increase by an additional 0.25% per year for any subsequent 90-day period until all registration defaults are cured, up to a maximum additional interest rate of 1.0% per year over the interest rate shown on the cover of this prospectus. When we have cured all of the registration defaults, the interest rate on the Notes will revert immediately to the original level.

Under current SEC interpretations, the New Notes will generally be freely transferable after the exchange offer, except that any broker-dealer that participates in the exchange offer must deliver a prospectus meeting the requirements of the Securities Act when it resells any New Notes. We have agreed to make available a prospectus for these purposes for 180 days after the exchange offer. A broker-dealer that delivers a prospectus is subject to the civil liability provisions of the Securities Act and will also be bound by the registration rights agreement, including indemnification obligations.

Holders of the Old Notes must make certain representations (as described in the registration rights agreement) to participate in the exchange offer, notably that they are not an affiliate of the company and that they are acquiring the New Notes in the ordinary course of business and without any arrangement or intention to make a distribution of the New Notes. Holders of Notes may also be required to deliver certain information that is required for a shelf registration statement in order to have their Notes included in the shelf registration statement and to receive the additional interest described above. A broker-dealer that receives New Notes in the exchange offer or as part of its market-making or other trading activities must acknowledge that it will deliver a prospectus when it resells the New Notes.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The exchange of the Old Notes for New Notes pursuant to this exchange offer will not constitute a taxable event for United States federal income tax purposes. Accordingly,

•	no gain or loss will be recognized by a holder upon receipt of a New Note;

•	the holding period of a New Note will include the holding period of the Old Note; and

•	the adjusted tax basis of a New Note will be the same as the adjusted tax basis of the Old Note immediately before the exchange.

The foregoing discussion of certain United States federal income tax considerations does not consider the facts and circumstances of any particular holder’s situation of status. Accordingly, each holder of an Old Note considering this exchange offer should consult its own tax advisor regarding the tax consequences of the exchange offer to it, including those under state, foreign and other tax laws.

PLAN OF DISTRIBUTION

Each broker-dealer that receives New Notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the New Notes. A broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of New Notes received in exchange for Old Notes where the Old Notes were acquired as a result of market-making activities or other trading activities during the period beginning on the consummation of the exchange offer and ending on the close of business 180 days after the consummation of the exchange offer, or such shorter period as will terminate when all New Notes held by broker-dealers for their own account have been sold pursuant to this prospectus, which we refer to as the “exchange offer registration period”. We have agreed that we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale during the exchange offer registration period. In addition, until October 15, 2007, all dealers effecting transactions in the New Notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of New Notes by any broker-dealer. New Notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of the methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or at negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from the broker-dealer that resells New Notes that were received by it for its own account in the exchange offer or the purchasers of the New Notes, and any broker or dealer that participates in a distribution of the New Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of New Notes and any commissions or concessions received by those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For the exchange offer registration period, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests the documents in the letter of transmittal. We have agreed to pay all expenses incident to our performance of, or compliance with, the registration rights agreement and all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the Old Notes, but excluding commissions or concessions of any brokers or dealers, and will indemnify all holders of Notes, including any broker-dealers, and certain parties related to the holders against certain liabilities, including liabilities under the Securities Act.

We have not entered into any arrangements or understanding with any person to distribute the New Notes to be received in the exchange offer.

VALIDITY OF SECURITIES

Winston & Strawn LLP, Chicago, Illinois, will pass upon the validity of the New Notes and related guarantees.

EXPERTS

The consolidated balance sheets of Coleman Cable, Inc. as of December 31, 2005 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Copperfield, LLC as of December 31, 2006 and December 31, 2005 and for each of the three years in the period ended 2006 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

AVAILABLE INFORMATION

We have filed with the Commission a registration statement on Form S-4 under the Securities Act with respect to the New Notes being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the New Notes, reference is made to the registration statement. The registration statement and other information can be inspected and copied at the Public Reference Room of the Commission located at 100 F Street N.E., Washington, D.C. 20549. Copies of such materials, including copies of all or any portion of this registration statement, can be obtained from the Public Reference Room of the Commission at prescribed rates. You can call the Commission at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the Commission’s home page on the Internet (http://www.sec.gov).

In addition, pursuant to the indenture governing the Notes, as long as any Notes subject thereto are outstanding, we will be required to file with the Commission, within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept the filing), all quarterly and annual financial information that would be required in a Form 10-K and Form 10-Q (including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations”) and all current reports that would be required to be filed on Form 8-K.

We will provide, without charge, upon the written request of any holder of a Note (or the Trustee on behalf of any holder of a beneficial interest in a Note), the information specified in paragraph (d)(4) of Rule 144A to such holder (or holder of a beneficial interest in a Note) or to the Trustee for delivery to such holder of a Note or prospective purchaser of a Note, as the case may be, unless at the time of the request, we are subject to the reporting requirements of Section 13 or Section 15(d) of the Securities Act. Written requests for this information should be addressed to: Richard N. Burger, Coleman Cable, Inc., 1530 Shields Drive, Waukegan, Illinois 60085.

Coleman Cable, Inc. and Subsidiaries

All Schedules are omitted because they are not applicable, not required or because the required information is included in the Consolidated Financial Statements or Notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Coleman Cable, Inc.

We have audited the accompanying consolidated balance sheets of Coleman Cable, Inc., and subsidiaries (the “Company”) as of December 31, 2005 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Coleman Cable, Inc. and subsidiaries as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/  DELOITTE & TOUCHE LLP
Deloitte & Touche LLP

Chicago, Illinois
March 19, 2007

COLEMAN CABLE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2004	2005	2006
	(Thousands, except per share data)

NET SALES	$285,792	$346,181	$423,358
COST OF GOODS SOLD	240,260	292,755	341,642

GROSS PROFIT	45,532	53,426	81,716
SELLING, ENGINEERING, GENERAL AND ADMINISTRATIVE EXPENSES	26,475	25,654	31,760
RESTRUCTURING CHARGES	(190)	—	1,396

OPERATING INCOME	19,247	27,772	48,560
INTEREST EXPENSE, NET	11,252	15,606	15,933
LOSS ON EARLY EXTINGUISHMENT OF DEBT	13,923	—	—
OTHER (INCOME), LOSS, NET	(13)	(1,267)	497

INCOME (LOSS) BEFORE INCOME TAXES	(5,915)	13,433	32,130
INCOME TAX EXPENSE	3,092	2,298	2,771

NET INCOME (LOSS)	$(9,007)	$11,135	$29,359

EARNINGS PER COMMON SHARE DATA
NET INCOME (LOSS) PER SHARE
Basic	$(0.76)	$0.87	$2.15
Diluted	(0.76)	0.87	2.15
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic	11,795	12,749	13,637
Diluted	11,795	12,749	13,637
PRO FORMA DATA
PRO FORMA NET INCOME (LOSS)
Income (loss) before income taxes	$(5,915)	$13,433	$32,130
Pro forma income tax expense (benefit) (unaudited)	(2,362)	5,351	12,400

Pro forma net income (loss) (unaudited)	$(3,553)	$8,082	$19,730

PRO FORMA NET INCOME (LOSS) PER SHARE (UNAUDITED) Basic	$(0.30)	$0.63	$1.45
Diluted	(0.30)	0.63	1.45

See notes to consolidated financial statements.

COLEMAN CABLE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2005	2006
	(Thousands, except per share data)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$58	$14,734
Accounts receivable, less allowance for uncollectible accounts of $1,876 and $2,092, respectively	58,840	62,318
Inventories, net	67,889	66,765
Deferred income taxes	206	2,136
Prepaid expenses and other current assets	2,890	2,739

Total current assets	129,883	148,692

PROPERTY, PLANT AND EQUIPMENT:
Land	579	579
Buildings and leasehold improvements	7,732	7,636
Machinery, fixtures and equipment	44,894	45,125

	53,205	53,340
Less accumulated depreciation and amortization	(28,889)	(31,762)
Construction in progress	948	244

Property, plant and equipment, net	25,264	21,822
GOODWILL AND INTELLECTUAL PROPERTY, NET	60,651	60,638
DEFERRED DEBT ISSUANCE COSTS, NET AND OTHER ASSETS	5,590	4,593

TOTAL ASSETS	$221,388	$235,745

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$874	$936
Accounts payable	22,126	13,091
Accrued liabilities	16,776	19,582

Total current liabilities	39,776	33,609
LONG-TERM DEBT	168,426	121,571
DEFERRED INCOME TAXES	115	2,724
SHAREHOLDERS’ EQUITY:
Common stock, par value $0.001; 31,260 and 75,000 shares authorized, respectively; and 12,749 and 16,786 shares issued and outstanding, respectively	13	17
Additional paid-in capital	25,546	80,421
Accumulated deficit	(12,488)	(2,597)

Total shareholders’ equity	13,071	77,841

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$221,388	$235,745

See notes to consolidated financial statements.

COLEMAN CABLE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2004	2005	2006
	(Thousands)

CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss)	$(9,007)	$11,135	$29,359
Adjustments to reconcile net income (loss) to net cash flow from operating activities:
Depreciation and amortization	6,102	5,792	6,382
Noncash interest expense	1,104	—	—
Stock-based compensation	1,648	—	1,412
Loss on early extinguishment of debt	13,923	—	—
Noncash interest income	(245)	(110)	—
Deferred tax provision	(18)	(581)	679
(Gain) loss on the sales of fixed assets	(13)	(7)	502
Gain on sale of investment — net	—	(1,267)	(11)
Changes in operating assets and liabilities:
Accounts receivable	(11,309)	(10,227)	(3,478)
Inventories	(13,981)	(17,755)	1,124
Prepaid expenses and other assets	(560)	(1,417)	142
Accounts payable	(2,407)	1,985	(8,869)
Accrued liabilities	4,696	2,112	2,806

Net cash flow from operating activities	(10,067)	(10,340)	30,048

CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditures	(4,714)	(6,171)	(2,702)
Proceeds from the sale of fixed assets	13	—	42
Proceeds from sale of investment	—	4,382	82

Net cash flow from investing activities	(4,701)	(1,789)	(2,578)

CASH FLOW FROM FINANCING ACTIVITIES:
Net borrowings (repayments) under revolving loan facilities	47,810	16,180	(46,000)
Early retirement of debt	(124,601)	(3,822)	—
Proceeds of issuance of common stock, net	—	—	114,851
Issuance of senior notes, net	113,392	—	—
Repayment of long-term debt	(3,686)	(941)	(793)
Borrowings of long-term debt	644	—	—
Repurchase of common stock	—	—	(61,384)
Repurchase of warrants	(3,000)	—	—
Dividends paid to shareholders	(14,806)	(264)	(19,468)

Net cash flow from financing activities	15,753	11,153	(12,794)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	985	(976)	14,676
CASH AND CASH EQUIVALENTS — Beginning of year	49	1,034	58

CASH AND CASH EQUIVALENTS — End of year	$1,034	$58	$14,734

NONCASH ACTIVITY
Reduction of carrying value of Oswego fixed assets and capital lease obligation	$—	$1,878	$—
Capital lease obligation	—	34	—
Unpaid capital expenditures	—	166	—
SUPPLEMENTAL CASH FLOW INFORMATION
Income taxes paid	$2,568	$2,792	$1,259
Cash interest paid	6,499	14,813	15,187

See notes to consolidated financial statements.

COLEMAN CABLE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

				Retained
	Common		Additional	Earnings
	Stock	Common	Paid-in	(Accumulated
	Outstanding	Stock	Capital	Deficit)	Total
	(Thousands)

BALANCE — January 1, 2003	11,468	$12	$26,899	$454	$27,365
Repurchase of warrants	—	—	(3,000)	—	(3,000)
Stock-based compensation	1,281	1	1,647	—	1,648
Net loss	—	—	—	(9,007)	(9,007)
Dividends	—	—	—	(14,806)	(14,806)

BALANCE — December 31, 2004	12,749	13	25,546	(23,359)	2,200
Net income	—	—	—	11,135	11,135
Dividends	—	—	—	(264)	(264)

BALANCE — December 31, 2005	12,749	13	25,546	(12,488)	13,071
Repurchase of common stock	(4,400)	(4)	(61,380)	—	(61,384)
Common stock issuance, net of issuance costs	8,400	8	114,843	—	114,851
Stock-based compensation	37	—	1,412	—	1,412
Net income	—	—	—	29,359	29,359
Dividends	—	—	—	(19,468)	(19,468)

BALANCE — December 31, 2006	16,786	$17	$80,421	$(2,597)	$77,841

See notes to consolidated financial statements.

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands except per share data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations, Principles of Consolidation and Basis of Presentation

The Company manufactures and markets electrical and electronic wire and cable products for consumer, commercial and industrial applications. The financial statements include the accounts of Coleman Cable, Inc. and its wholly-owned subsidiaries (the “Company”). All intercompany accounts and transactions have been eliminated in consolidation. The financial statements and footnotes reflect retroactive presentation for the 312.6079 for 1 stock split that occurred on October 10, 2006. On October 10, 2006, the Company terminated its S corporation status, and is treated for federal and state income tax purposes as a C corporation under Subchapter C of the Internal Revenue Code (the “Code”), and, as a result, is subject to state and federal income taxes, in addition to its wholly owned subsidiary CCI Enterprises, Inc. (the “Subsidiary”) which continues to be a C corporation (See Note 7).

Unaudited Pro Forma Data

Coleman terminated its S corporation status and became a C corporation effective October 10, 2006. The unaudited pro forma data included in the Coleman Historical Consolidated Statements of Operations gives retroactive presentation as if Coleman had been a C corporation for the entire year ended December 31, 2006. The unaudited pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the Company had been a C corporation the entire year ended December 31, 2006, or that may result in the future.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates are required for several matters, including inventory valuation, determining the allowance for uncollectible accounts and accruals for sales incentives, depreciation, amortization and recoverability of long-lived assets as well as establishing restructuring, self-insurance, legal, environmental and tax accruals. Actual results could differ from those estimates. Summarized below is the activity for the allowance for uncollectible accounts:

	2004	2005	2006

Balance — January 1	$1,373	$1,655	$1,876
Provisions	653	369	294
Write-offs and credit allowances, net of recovery	(371)	(148)	(78)

Balance — December 31	$1,655	$1,876	$2,092

Revenue Recognition

The Company recognizes sales of its products when the products are shipped to customers and title passes to the customer in accordance with the terms of sale. Billings for shipping and handling costs are recorded as sales and related costs are included in cost of goods sold. A provision for payment discounts, product returns and customer rebates is estimated based upon historical experience and other relevant factors and is recorded within the same period that the revenue is recognized.

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash and Cash Equivalents

The Company considers short-term investments with an original maturity of three months or less to be cash equivalents. Outstanding checks in excess of funds on deposit included were $1,425 and $146 at December 31, 2005 and 2006, respectively.

Inventories

Inventories include material, labor and overhead costs and are recorded at the lower of cost or market on the first-in, first-out (“FIFO”) basis. The Company estimates losses for excess and obsolete inventory at its net realizable value based on the aging of the inventory and the evaluation of the likelihood of recovering the inventory costs based on anticipated demand and selling price.

Property, Plant and Equipment

Property, plant and equipment are carried at cost and are depreciated over their estimated useful lives, ranging from 3 to 20 years, using the straight-line method for financial reporting purposes and accelerated methods for tax reporting purposes. The estimated useful lives of buildings range from 5 to 20 years; leasehold improvements have a useful life equal to the shorter of the useful life of the asset or the lease term; and estimated useful lives of machinery, fixtures and equipment range from 3 to 8 years.

The carrying value of all long-lived assets is evaluated periodically in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, to determine if adjustment to the depreciation period or the carrying value is warranted. If events and circumstances indicate that the long-lived assets should be reviewed for possible impairment, the Company uses projections to assess whether future cash flows on a non-discounted basis related to the tested assets are likely to exceed the recorded carrying amount of those assets to determine whether write-down is appropriate. If the Company identifies impairment, it will report a loss to the extent that the carrying values of the impaired assets exceed their fair values as determined by valuation techniques appropriate in the circumstances that could include the use of similar projections on a discounted basis.

Software Development

Statement of Position (“SOP”) No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, provides guidance on the accounting for the cost of computer software developed or obtained for internal use. In accordance with SOP No. 98-1, the Company expenses costs associated with software developed for use in the Company’s operations during the preliminary project and the post-implementation/operational stages and capitalizes the costs incurred in the application development stage. These costs consist primarily of outside consulting services and internal development costs and are amortized on a straight-line basis over the estimated useful life of the software, which is three years. As of December 31, 2005 and December 31, 2006, the amounts capitalized were approximately $1,550 and $2,583, respectively, which are included in machinery, fixtures and equipment in the consolidated balance sheets. Accumulated amortization was approximately $993 and $1,580 as of December 31, 2005 and 2006, respectively.

Goodwill, Intellectual Property and Long-Lived Assets

SFAS No. 142, Goodwill and Other Intangible Assets, addresses the financial accounting and reporting for acquired goodwill and other intangible assets. Under SFAS No. 142, goodwill is not amortized, but requires testing for potential impairment on an annual basis or whenever events or changes in circumstances indicate that its value may be impaired. In accordance with SFAS No. 144, the carrying value of all long-lived assets with definite lives, primarily property, plant and equipment, as described above is evaluated whenever events or changes in

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

circumstances indicate that a potential impairment has occurred. Intangible assets are amortized over their estimated useful lives.

Income Taxes

Through October 9, 2006, the Company conducted its business as an S corporation, with the exception of the Company’s wholly owned C corporation subsidiary, CCI Enterprises, under Subchapter S of the Code (and comparable state laws). Accordingly, the Company’s shareholders had been responsible for federal and substantially all state income tax liabilities arising out of its operations. For all periods prior to the C corporation conversion, the Company had provided its shareholders with funds for the payment of these income taxes. On October 10, 2006, the Company terminated its S corporation status, and is treated for federal and state income tax purposes as a C corporation under Subchapter C of the Code, and, as a result, is subject to state and federal income taxes.

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates. A provision for income tax expense is recognized for income taxes payable for the current period, plus the net changes in deferred tax amounts.

Financial Instruments and Hedging

Financial instruments include working capital items and debt. The book values of cash and cash equivalents, trade receivables and trade payables are considered to be representative of their respective fair values because of the immediate or short-term maturity of these financial instruments. The Company also believes that the fair value of the Company’s debt instruments with third parties approximates the book value.

Concentrations of credit risk arising from trade accounts receivable are due to selling to a number of customers in a particular industry. The Company performs ongoing credit evaluations of its customers’ financial condition and obtains collateral or other security when appropriate. No customer accounted for more than 10% of accounts receivable as of December 31, 2005 and December 31, 2006.

Cash and cash equivalents are placed with a financial institution that the Company believes has an adequate credit standing. From time-to-time the Company enters into commodity contracts to hedge against future cost increases. The terms of the contracts are of less than one year. There were contracts with a value of $292 at December 31, 2005, which were included in cost of goods in the accompanying consolidated financial statements. There were no outstanding contracts at December 31, 2006.

Stock-based Compensation

The Company recognizes compensation expense over the vesting period for all share-based payments, including stock options based on the fair value of the instrument at grant date in accordance with the SFAS No. 123(R) Share-based Payment. The Company’s stock-based compensation arrangements are detailed in Note 10.

Earnings (Loss) per Common Share

Basic earnings per common share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding for each period presented. Diluted earnings per common share are based on the weighted average number of common shares outstanding and the dilutive effect of the potential exercise of outstanding stock options.

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

New Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, Inventory Costs — an amendment of ARB No. 43, Chapter 4. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 is effective for fiscal years beginning after June 15, 2005 and was required to be adopted by the Company in the first quarter of 2006. Adoption of SFAS No. 151 did not have a material impact on the Company’s financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29. SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29 and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 is effective for periods beginning after June 15, 2005. Adoption of SFAS No. 153 did not have a material impact on the Company’s financial position, results of operations or cash flows.

In December 2004, the FASB issued the revised SFAS No. 123(R), Share-Based Payment. SFAS No. 123(R) supercedes APB No. 25 and requires the recognition of compensation expense over the vesting period for all share-based payments, including stock options, based on the fair value of the instrument at the grant date. The Company accounts for the 1,650 shares of common stock reserved for issuance under its stock incentive plan (see Note 10) in accordance with SFAS No. 123(R).

In March 2005, the FASB issued FIN No. 47, Accounting for Conditional Asset Retirement Obligations, which clarifies guidance provided by SFAS No. 143, Accounting for Asset Retirement Obligations. The adoption of FIN No. 47 did not have an impact on the Company’s financial position, results of operations or cash flows.

In July 2006, the FASB issued Interpretation FIN No. 48, Accounting for Uncertainty in Income Taxes. FIN No. 48 establishes a “more-likely-than-not” recognition threshold that must be met before a tax benefit can be recognized in the financial statements. FIN No. 48 also offers guidelines to determine how much of a tax benefit to recognize in the financial statements. Under FIN No. 48, the largest amount of tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the taxing authority should be recognized. FIN No. 48 is effective for fiscal years beginning after December 15, 2006 and is required to be adopted by the Company in the first quarter of 2007. The Company does not expect the adoption of FIN No. 48 to have a material impact on the Company’s financial position, results of operation or cash flows.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. The Statement does not require any new fair value measurements in accounting pronouncements where fair value is the relevant measurement attribute. However, for some entities, the application of this statement will change current practice for financial statements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and is required to be adopted by the Company in the first quarter of 2008. The Company does not expect the adoption of SFAS No. 157 to have a material impact on the Company’s financial position, results of operations or cash flows.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements (“SAB 108”), which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The Company adopted SAB No. 108 effective December 31, 2006. The adoption of SAB 108 did not have an impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities including an Amendment of FASB Statement No. 115 (SFAS No. 159). SFAS No. 159 permits entities to

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years after November 15, 2007. The Company does not believe that the adoption of the provisions of SFAS No. 159 will materially impact our consolidated financial statements.

2.	RESTRUCTURING CHARGES

In 2003, the Company’s management approved the adoption of a restructuring plan to move the cord operations from its Waukegan, Illinois facility to Miami Lakes, Florida. In 2004, the Company reversed $190 of accruals recorded in 2003 to income as such accruals were deemed no longer necessary.

On April 14, 2006, the Company announced the closing of its leased manufacturing and distribution facility located in Miami Lakes, Florida based on an evaluation of this facility in the long term operation of its business. The Company determined that the efficient utilization of its manufacturing assets would be enhanced by partial relocation of production to the Company’s plant in Waukegan, Illinois and supplemented by additional international sourcing.

As of December 31, 2006, the Company has spent $1,277 to close its Miami Lakes facility. The charges consist of $77 of employee severance costs, $662 of lease termination costs, $217 of equipment relocation costs and $321 for other closing costs. The Company completed the closure of the facility and does not anticipate any additional costs.

On November 14, 2006, the Company approved a plan to close its manufacturing facility and sell the building and property located in Siler City, North Carolina. The Company determined that the efficient utilization of its manufacturing assets would be enhanced by partial relocation of production to the Company’s plants in Hayesville, North Carolina and Waukegan, Illinois supplemented by additional international sourcing. As of December 31, 2006 the Company has charged to expense $119 to close the Siler City, facility, which includes approximately $70 for severance costs, $45 for equipment relocation costs, and $4 for other costs related to the closure. The Company estimates spending an additional $658 in the first quarter 2007 to complete the plant closure consisting of $30 of employee severance costs, $281 of equipment relocation costs and $347 for other closing costs.

The following table summarizes the restructuring activity from December 31, 2003 through December 31, 2006:

	Employee	Lease	Equipment	Other
	Severance	Termination	Relocation	Closing
	Costs	Costs	Costs	Costs	Total

BALANCE — December 31, 2003	$310	$90	$—	$—	$400
Provision (income)	(190)	—	—	—	(190)
Uses	(120)	(90)	—	—	(210)

BALANCE — December 31, 2004 and 2005	—	—	—	—	—
Provision	147	662	262	325	1,396
Uses	(77)	(662)	(262)	(325)	(1,326)

BALANCE — December 31, 2006	$70	$—	$—	$—	$70

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	INVENTORIES

Inventories consisted of the following:

	December 31,
	2004	2005	2006

Raw materials	$13,158	$16,295	$11,975
Work in progress	3,468	3,537	3,293
Finished products	33,508	48,057	51,497

Total	$50,134	$67,889	$66,765

4.	ACCRUED LIABILITIES

Accrued liabilities consisted of the following:

	December 31,
	2005	2006

Salaries, wages and employee benefits	$4,814	$5,117
Sales incentives	6,093	7,359
Income taxes	24	568
Interest	3,121	3,023
Other	2,724	3,515

Total	$16,776	$19,582

5.	GOODWILL AND INTELLECTUAL PROPERTY

Intellectual property included in the accompanying consolidated balance sheets represents trademarks acquired in 2003 with an original cost of $50 and accumulated amortization of $27 and $40 as of December 31, 2005 and 2006. Related amortization expense was $12, $12, and $13 for 2004, 2005 and 2006, respectively. Intellectual property has been allocated to the Corporate segment.

As described in Note 13, the Company has eleven operating segments which are aggregated into the Company’s three reportable business segments. Goodwill was allocated as of January 1, 2002 as follows:

Electrical/Wire and Cable Distributors	$25,023
Specialty Distributors and OEM’s	31,696
Consumer Outlets	3,909

$60,628

The amount of goodwill allocated to each operating segment has not changed since 2002. The Company’s review for potential goodwill impairment required by the provisions of SFAS No. 142 is performed at the operating segment level of the Company. The Company performs an annual review for potential goodwill impairment testing in the fourth quarter of each year. The Company’s review indicated that the fair value of each of the eleven operating segments, based primarily on discounted cash flow projections, exceeded the carrying value of each segment’s allocated share of net assets, and accordingly, there was no goodwill impairment indicated in any year.

The Company will continue to monitor financial performance indicators across the various operating segments, particularly in the Recreation/Transportation, Retail and Automotive operating segments, which had combined goodwill balances of $4,326 at December 31, 2006.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	DEBT

	December 31,
	2005	2006

Revolving credit facility	$46,000	$—
Senior notes	120,000	120,000
Capital lease obligations (refer to Note 9)	1,489	1,129
Other long-term debt, annual interest rates up to 6.5%, payable through 2019	1,811	1,378

	169,300	122,507
Less current portion	(874)	(936)

Total long-term debt	$168,426	$121,571

Annual maturities of long-term debt for each of the next five years and thereafter in the aggregate are as follows:

2007	$936
2008	1,050
2009	391
2010	10
Subsequent to 2011	120,120

Total debt maturities	$122,507

On September 28, 2004, the Company completed a comprehensive refinancing of its bank debt. The refinancing included the following: (i) the private placement of 8-year senior unsecured notes (the “Notes”) and (ii) a new senior secured revolving credit facility (the “Revolving Credit Facility”), which became effective on that date. The Company received net proceeds of $113,392 from the Notes and borrowed $27,810 under the Revolving Credit Facility. The Company used the net proceeds from this refinancing transaction to repay the outstanding indebtedness of $77,739 plus accrued interest and other fees of $270 under the then- existing senior secured revolving credit facility and term loans. The Company also paid $36,862 plus accrued interest and other fees of $974 to redeem in full the 15% subordinated notes due 2008, a make-whole premium to the previous lenders of $10,000 and repurchased for $3,000 the outstanding warrants originally issued in connection with the subordinated notes. In connection with the refinancing, the Company also made a non-tax related distribution to shareholders of $14,110 and paid to certain members of senior management a special cash bonus and a stock bonus of $1,390 and $1,648, respectively. The Notes were issued in the amount of $120,000, bear interest at a fixed rate of 9.875% and mature in 2012. In connection with the refinancing, the Company incurred fees and expenses totaling $6,608, which are included in “debt issuance costs, net and other assets” in the accompanying consolidated balance sheets. The applicable fees and expenses are amortized over the respective lives of the Revolving Credit Facility and the Notes on a straight-line basis over 5 and 8 years, respectively. Amortization was $935 and $935 for periods ended December 31, 2005 and 2006, respectively. Accumulated amortization was $1,169 and $2,104 as of December 31, 2005 and 2006, respectively. In connection with this refinancing, the Company recorded a loss on early extinguishment of debt of $13,923. This loss consisted of the aforementioned make-whole premium and the write-off of the unamortized balance of $2,235 of previously deferred debt issuance costs.

The indenture governing the Company’s 9.875% unsecured notes due in 2012 (“the Notes”) contains covenants that, among other things, limit the Company’s ability and the ability of certain of its subsidiaries to: incur additional indebtedness; make restricted payments; create liens; pay dividends; consolidate, merge or sell substantially all of its assets; enter into sale and leaseback transactions; and enter into transactions with affiliates. As of December 31, 2006, the Company was in compliance with all of the covenants contained in the indenture.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s senior secured revolving credit facility (“the Revolving Credit Facility”) will mature on September 28, 2009 and is an asset-based lending agreement whereby the Company can receive advances based on the lesser of $75,000 or the sum of 85% of eligible accounts receivable and 55% of inventories. The Revolving Credit Facility contains a $5,000 limit for letters of credit with outstanding letters of credit reducing the total amount available for borrowing under the Revolving Credit Facility. The Revolving Credit Facility is secured by substantially all of the Company’s assets, including accounts receivable, inventory and any other tangible and intangible assets. Interest is payable at the bank’s prime rate plus a range of 0.25% to 1.25%, or at the option of the Company, LIBOR plus 1.75% to 2.75%. The Company classifies the portion of the Revolving Credit Facility that is expected to be paid within the next year as a current liability. The Revolving Credit Facility accrued interest at an average rate of 5.7% and 7.0% and the Company’s average borrowed amount was $38,596 and $34,825 in the years ended December 31, 2005, and December 31, 2006, respectively. All borrowings outstanding under the credit facility were repaid on October 11, 2006 in connection with the private placement. As of December 31, 2006, the Company had $74,313 of additional borrowing capacity.

The Revolving Credit Facility contains more restrictive covenants than the indenture governing the Notes, which consist of certain financial covenants, including, but not limited to, a fixed charge coverage ratio and a leverage ratio. In addition, the Revolving Credit Facility contains other customary affirmative and negative covenants relating to limitations on dividends and other indebtedness, liens, investments, guarantees, mergers and acquisitions, sales of assets, capital expenditures and leases.

The Company’s Indenture and Revolving Credit Facility contain covenants that limit the Company’s ability to pay dividends. Under these covenants the Company could not declare excess cash flow dividends for the year ended December 31, 2006. The Company does not anticipate paying any dividends on its common stock in the foreseeable future.

On August 14, 2006 the Company entered into an amendment to the Revolving Credit Facility which (i) modified the change of control provision to narrow the circumstances that would amount to a default, (ii) allowed the Company to alter its certificate of incorporation to increase the authorized share capital of the company to effect an equity issuance, and (iii) added a provision that allowed the Company to issue up to 9,980 shares of its common stock on or before December 1, 2006 for proceeds that would be used to repurchase up to 5,980 shares of common stock of the Company and pay down the lesser of $75,000 or the outstanding principal of the Revolving Credit Facility on the date of the equity issuance.

The Company was in compliance at December 31, 2006 with all covenants in the Revolving Credit Facility.

The Notes and the Revolving Credit Facility both have restrictions on dividend distributions to shareholders, including but not limited to, a percentage of net income (less distributions for tax purposes). The distributions for tax purposes are computed at the shareholder applicable tax rate. Distributions for tax purposes are not restricted so long as the Company qualifies as an S corporation; on October 10, 2006 the Company terminated its S corporation status. The Company paid $14,818 of tax distributions in the twelve months ended December 31, 2006 of which $1,940 were paid in the fourth quarter. The Company paid $4,650 of discretionary dividends to shareholders in the twelve months ended December 31, 2006.

In connection with the purchase of the Oswego Wire Incorporated facility (“Oswego”) and certain related equipment Oswego acquired the rights and assumed the capital lease obligation of Copperweld Corporation (“Copperweld”) under a certain Amended and Restated Sale Agreement (“Sale Agreement”) between Copperweld and the County of Oswego Industrial Development Agency (“IDA”). Terms of the Sale Agreement specified payment of $5,700 on July 1, 2012 with interest to be paid quarterly through that date on the outstanding balance at a rate of 55% of prime. In order to secure payment of the loan, in 1987, the Company purchased and placed in a dedicated fund $675 of 8.7% zero coupon bonds issued by the Municipal Authority of Westmoreland County, Pennsylvania, redeemable in the amount of $5,700 on July 1, 2012. Upon maturity, the proceeds of the investment in the zero coupon bonds were to be used to fulfill the obligation under the Sale Agreement. The bonds were expected

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

to be held to maturity, and were carried at their original cost of $675 plus accumulated interest of $2,330 at December 31, 2004.

On May 16, 2005, Oswego and Copperweld reached a definitive agreement regarding the accelerated payment of the $5,700 lease obligation due under the Sale Agreement. Oswego sold the zero coupon bonds for $4,382 and made a cash payment of $3,822 to Copperweld, in exchange for complete settlement of Oswego’s obligations under the Amended and Restated Sale Agreement and the conveyance by Copperweld to Oswego of all of Copperweld’s rights, title and interest in and to the Oswego facility, free and clear of any liens and encumbrances held by Oswego County. The Company recognized a gain of $1,267 related to the sale of the zero coupon bonds, which is included in “Other income” and reduced the carrying value of the Oswego fixed assets by $1,878, the amount by which the lease obligation exceeded the amount paid to settle the obligation.

The Company has notes issued to the IDA for the financing of certain machinery and capital improvements. The notes include $3,300 for a machinery loan requiring 108 monthly payments of $40, which bears interest at 5.97% per annum. The outstanding balance of the loan at December 31, 2005 and 2006 was $1,262 and $930, respectively. A capital improvement loan on the building was also obtained for $200, requiring 240 monthly payments and bearing interest at 6.25% per annum. The balance of the loan at December 31, 2005 and December 31, 2006 was $163 and $155, respectively.

Interest expense was $11,503, $15,722 and $15,995 net of interest income of $251, $116 and $62 for 2004, 2005 and 2006, respectively.

7.	INCOME TAXES

Through October 9, 2006 the Company conducted business as an S corporation under Subchapter S of the Code (and comparable state laws). Accordingly, the Company’s shareholders have been responsible for federal and substantially all state income tax liabilities arising out of its operations. For all periods prior to the C corporation conversion, the Company has provided its shareholders with funds for the payment of these income taxes. On October 10, 2006, the Company terminated its S corporation status, and is treated for federal and state income tax purposes as a C corporation under Subchapter C of the Code and, as a result, is subject to state and federal income taxes.

As a result of the termination of the Company’s S corporation status, the Company recorded an income tax provision of $346 to recognize the estimated amount of previously unrecognized net deferred income tax liability.

The Company declared dividends to its former S corporation shareholders in amounts expected to be sufficient to cover estimated taxes associated with its 2006 S corporation taxable earnings. The Company paid dividends to its shareholders in this regard of $1,800 on October 10, 2006.

The income tax expense consists of the following:

	2004	2005	2006

Current	$3,074	$2,879	$2,092
Deferred	18	(581)	679

Income tax expense	$3,092	$2,298	$2,771

The Company’s deferred taxes result primarily from the tax effect of differences between the financial and tax basis of assets and liabilities based on enacted tax laws. Valuation allowances, if necessary, are provided against deferred tax assets that are not likely to be realized. No such valuation allowances have been recorded as of December 31, 2005 and 2006.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Prior to November 30, 2005, the Company also recognized deferred taxes as a result of the factoring of intercompany receivables, which was discontinued as of that date. The Subsidiary sold all remaining factored accounts receivable back to the Company.

Significant components of the Subsidiary’s deferred tax (assets) and liabilities as of December 31, 2005 and 2006 are as follows:

	2005	2006

Deferred tax assets:
Reserves not deducted for tax:
Allowance for uncollectible accounts	$—	$(492)
Legal reserves	—	(151)
Employee benefits	(151)	(426)
Other	(95)	(230)
Inventories	—	(1,299)
Stock based compensation	—	(350)
Deferred tax liabilities:
Depreciation & amortization	115	3,074
Other	40	462

Net deferred tax liability (asset)	$(91)	$588

The income tax expense differs from the amount of income tax determined by applying the United States federal income tax rate to pretax income for the years ended December 31, 2004, 2005 and 2006. A reconciliation of the statutory federal income tax amount to the income tax expense recorded on the Company’s income statement is as follows:

	2004	2005	2006

Income taxes (benefit) at United States Federal statutory rate	$(2,011)	$4,702	$10,924
Increase (decrease) in income taxes resulting from:
Non-taxable S corporation (income) losses	4,917	(2,649)	(9,348)
State taxes (net of federal tax benefit)	168	81	652
S to C corporation conversion	—	—	346
Other	18	164	197

Income taxes	$3,092	$2,298	$2,771

The Internal Revenue Service is currently reviewing the Company’s 2002, 2003, and 2004 federal income tax returns. Management believes that the ultimate outcome of this examination will not result in a material adverse impact on the Company’s consolidated financial position, results of operations or cash flows. Refer to “Tax Matters Agreement” in Note 8 for additional information.

8.	COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases certain of its buildings, machinery and equipment under operating lease agreements that expire at various dates over the next ten years. Rent expense for such leases was $2,919, $3,104, and $3,225 for

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2004, 2005 and 2006, respectively. Minimum future rental payments under noncancellable operating leases, with initial lease terms in excess of one year, for each of the next five years and thereafter in the aggregate are as follows:

2007	$2,219
2008	1,108
2009	942
2010	872
2011	772
Subsequent to 2011	1,671

Total minimum rental payments	$7,584

Capital Leases

The Company leases various manufacturing, office and warehouse properties and office equipment under capital leases that expire at various dates through 2009. The assets are amortized/depreciated over the shorter of their related lease terms or their estimated productive lives.

Minimum future lease payments under capital leases as of December 31, 2006 are as follows:

2007	$509
2008	509
2009	300
Subsequent to 2009	—

Total minimum lease payments	1,318
Less amounts representing interest	189

Present value of net minimum lease payments	1,129
Less current portion	397

Long-term obligations under capital leases	$732

Obligations under capital leases are included within debt in the accompanying consolidated balance sheets (see Note 6). The gross amount of assets recorded under capital leases as of December 31, 2005 and 2006 was $1.8 and $1.3, respectively.

Employee Benefits

The Company provides defined contribution savings plans for management and other employees. The plans provide for fixed matching contributions based on the terms of such plans to the accounts of plan participants. Additionally, the Company, with the approval of its Board of Directors, may make discretionary contributions. The Company expensed $386, $440, and $723 related to these savings plans during 2004, 2005 and 2006, respectively.

Legal Matters

The Company was party to two environmental claims, one of which was settled in 2006. The Leonard Chemical Company Superfund site consists of approximately 7.1 acres of land in an industrial area located a half mile east of Catawba, York County, South Carolina. The Leonard Chemical Company operated this site until the early 1980’s for recycling of waste solvents. These operations resulted in the contamination of soils and groundwaters at the site with hazardous substances. In 1984, the United States Environmental Protection Agency listed this site on the National Priorities List. Riblet Products Corporation, with which the Company merged in 2000, was identified through documents as a company that sent solvents to the site for recycling and was one of the

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

companies receiving a special notice letter from the Environmental Protection Agency identifying it as a party potentially liable under the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) for cleanup of the site.

In 2004, the Company along with other “potentially responsible parties” (“PRPs”) entered into a Consent Decree with the Environmental Protection Agency requiring the performance of a remedial design and remedial action (“RD/RA”) for this site. The Company has entered into a Site Participation Agreement with the other PRPs for fulfillment of the requirements of the Consent Decree. Under the Site Participation Agreement, the Company is responsible for 9.19% share of the costs for the RD/RA. The Company recorded an accrual in 2004 for $380 for this liability, and the estimated remediation cost and the Company’s share remained unchanged as of December 31, 2006.

On March 16, 2005, the Company received notice from a PRP Group that the Company had potential liability at the HIMCO Dump Site in Elkhart, Indiana as a result of the activities of Riblet Products Corporation, and the Company could resolve those potential liabilities by a commitment to pay a cashout settlement and an administrative assessment to cover past and future group expenses on a per capita basis. The Company recorded an accrual in 2004 of $71 for this liability. On September 20, 2006, the Company settled the pending lawsuit with HIMCO for $86, which resulted in an additional charge of $15 in 2006.

The Company believes that its accruals related to the environmental, litigation and other claims are sufficient and that these items and its rights to available insurance and indemnity will be resolved without material adverse effect on its financial position, results of operations and liquidity, individually or in the aggregate. The Company cannot, however, provide assurance that this will be the case.

Self-Insurance

The Company is self-insured for health costs for covered individuals in three of its facilities and believes that it maintains adequate accruals to cover the retained liability. The accrual for self-insurance liability is determined by management and is based on claims filed and an estimate of claims incurred but not yet reported. The Company’s self-insurance expenses were $750, $962, and $1,033 in 2004, 2005 and 2006, respectively.

Tax Matters Agreement

In connection with the closing of the 2006 Private Placement, the Company entered into a Tax Matters Agreement with its existing shareholders that provides for, among other things, the indemnification of these shareholders for any increase in their tax liability, including interest and penalties, and reimbursement of their expenses (including attorneys’ fees) related to the period prior to the Company’s conversion to a C corporation, including as a result of the ongoing IRS examination. The Company has appealed the IRS findings. If the Company’s appeal of the IRS findings is unsuccessful the Company’s obligation will be to indemnify the shareholders pursuant to the Tax Matters Agreement. The Company recorded an accrual in 2006 of $508 which is included in other loss in the accompanying consolidated statement of operations for the estimated costs regarding this matter.

9.	SHAREHOLDERS’ EQUITY

On October 11, 2006, the Company consummated a private placement of 8,400 shares of its common stock at a price of $15.00 per share (the “2006 Private Placement”). Pursuant to the 2006 Private Placement, the Company received net proceeds of approximately $114,851 (after the purchaser’s discount and placement fees). The Company used approximately $61,384 of the net proceeds to purchase and retire 4,400 shares from its existing shareholders. Of the remaining net proceeds of approximately $53,467 the Company used (i) approximately $52,750 to repay substantially all of the indebtedness then outstanding under its credit facility and (ii) the remaining $717 for working capital and general corporate purposes. As a result of the Company’s sale of 8,400 shares, and its

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

repurchase of 4,400 shares, the 2006 Private Placement increased the number of the Company’s outstanding shares by 4,000.

10.	EARNINGS PER SHARE

There was no diluted effect on the weighted average common shares outstanding for the stock options outstanding.

11.	STOCK-BASED COMPENSATION

On October 9, 2006, the Company put into place a stock incentive plan that provides for the granting of options to purchase 1,650 shares of its common stock. On October 10 and 11, 2006, options to purchase 420 and 405 shares respectively, were granted to employees. One third of the 825 options granted will vest at the end of each of the first three anniversaries of the date of grant. The options will expire ten years after the date of grant and will be exercisable at $15.00 per share.

The Company estimated the fair value of the stock options granted using the Black Scholes option-pricing model, with the following assumptions being utilized:

Dividend yield	0%
Expected volatility	45%
Risk-free interest rate	4.74%
Expected life of options	7 years

The Company does not expect to pay dividends in the foreseeable future and therefore used a 0% dividend yield. Given the Company’s limited history, the expected volatility and expected life factors were determined based on average volatilities and lives calculated in relation to similar companies.

Based on these assumptions, the option value per common share is $8.09 and the total fair value of the options granted is $6,674 at grant date. The risk-free interest rate was based on zero coupon United States Government issues at the time of grant.

The Company accounts for stock-based compensation using the fair value method in accordance with SFAS No. 123(R), Share-Based Payment. The Company recorded $881 in total compensation expense and a $350 deferred tax asset relative to stock-based compensation arrangements during fiscal 2006. Assuming a forfeiture rate of 2%, the Company estimates that its total expense relating to stock options granted will be $6,416. The Company expects to expense $3,459 in fiscal 2007, $1,534 in fiscal 2008, and $542 in fiscal 2009. No options were exercised or forfeited in fiscal 2006.

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Changes in stock options are as follows:

			Weight
		Weighted-	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Shares	Price	Terms	Value

Outstanding January 1, 2006	—	—
Granted	825	$15.00
Exercised	—	—
Forfeited or expired	—	—

Outstanding December 31, 2006	825	$15.00	1.78	—
Vested or expected to vest	809	15.00	1.78	—
Exercisable	—	—

Fair value of options granted during the year		$8.09

Intrinsic value for stock options is defined as the difference between the current market value of the Company’s common stock and the exercise price of the stock option.

12.	RELATED PARTY TRANSACTIONS

In July 2004, the Company entered into an operating lease for the corporate office located in Waukegan, Illinois (the “Corporate Office”) with a third-party lessor. The lease was negotiated at the then-prevailing market terms. In 2005, substantially all of the shareholders of the Company contributed cash equity to form HQ2 Properties, LLC (“HQ2”), which then purchased the Corporate Office in August 2005. HQ2 assumed the existing lease on the same terms from the previous lessor, with the exception of the lease term, which was extended from 2014 to 2015. Rent paid to HQ2 for the twelve months ended December 31, 2005 and 2006 was $148 and $359, respectively.

Two of the Company’s shareholders have consulting arrangements with the Company whereby, in addition to their service as directors of the Company, they provide advice and counsel on business planning and strategy, including advice on potential acquisitions. Pursuant to this arrangement, and for their service as directors, the Company paid each eligible individual fees of $100, $250 and $213 for the years ended December 31, 2004, 2005 and 2006, respectively. As of October 2006, in addition to these services, each will receive annually $75 as annual compensation for their services as co-chairmen of the Board of Directors. For the year ended December 31, 2006, $38 was expensed for their services as co-chairmen.

On September 4, 2006, the Company approved a payment to one of its directors of $750 in cash and 37 shares of the Company’s stock valued at $531 for additional services rendered to the Company in connection with the exploration and development of strategic alternatives and certain other matters. The Company expensed $1,281 as professional fees related to these services in fiscal 2006.

13.	INVENTORY THEFT

During the quarter ended September 30, 2005, the Company experienced a theft of inventory as a result of break-ins at the manufacturing facility located in Miami Lakes, Florida. The Company believes it will recover the amount of the loss, net of deductibles, under its insurance policy. As a result of the loss, the cost of inventory was reduced by $1,280 and an insurance receivable was recorded and is included in prepaid expenses and other current assets in the accompanying consolidated balance sheets as of December 31, 2005 and 2006.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	BUSINESS SEGMENT INFORMATION

The Company has three reportable business segments: Electrical/Wire and Cable Distributors, Specialty Distributors and OEMs, and Consumer Outlets. These reportable segment classifications are based on an aggregation of customer groupings and distribution channels because this is the way the Company’s chief operating decision maker, the chief executive officer, evaluates the Company’s results of each operating segment.

The Company has aggregated its operating segments into three reportable business segments in accordance with the criteria defined in SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. The Company’s operating segments have common production processes and manufacturing capacity. Accordingly, the Company does not identify all of its net assets to its operating segments. Depreciation expense is not allocated to the Company’s segments but is included in its manufacturing overhead cost pools and is absorbed into product cost (and inventory) as each product passes through the Company’s numerous manufacturing work centers. Accordingly, as products are sold across multiple segments, it is impracticable to determine the amount of depreciation expense included in the operating results of each operating segment.

Revenues by business segment represent sales to unaffiliated customers and no one customer or group of customers under common control accounted for more that 6.0% of consolidated net sales. Export sales are not material. The Company no longer records intercompany activity.

End Markets	Principal Products	Applications	Customers

Electrical/Wire and Cable Distributors
Electrical Distribution	Industrial power, electronic and communication cables, low voltage wire and assembled products	Construction and industrial MRO applications	Buying groups, national chains and independent distributors
Wire and Cable Distribution	Industrial power, electronic and communication cables and low voltage wire	Construction and industrial MRO applications	Independent distributors
Specialty Distributors and OEMs
OEM/Government	Custom cables	Various marine, lighting, mobile equipment, entertainment and military applications	OEMs and governmental agencies/ subcontractors
HVAC/R	Thermostat cable and assembled products	Services the electric controls for HVAC/R	Independent distributors and consignmentmanufacturers
Irrigation	Irrigation, sprinkler and polyethylene golf course cables	Commercial and residential sprinkler systems, low voltage lighting applications and well pumps	Turf and landscape, golf course and submersible pump distributors
Industrial/ Contractor	Extension cords, ground fault circuit interrupters, industrial cord reels, custom cords, trouble lights, portable halogen lights and electrical/electronic cables	Various commercial construction and industrial applications	Specialty, tool and fastener distributors; MRO/industrial catalog houses and retail/general construction supply houses
Security/Home Automation	Electronic and communication wire and cables	Security, home automation, audio, data communication and fire safety	Security, audio-video, residential and commercial distributors
Recreation/ Transportation	Machine tool wire, portable cords and adapters, and coaxial, speaker alarm and other cable	RV wiring products	Manufactured housing OEMs and RV aftermarket suppliers

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

End Markets	Principal Products	Applications	Customers

Copper Fabrication	Specialty copper products	Appliances, fire alarms, security systems, electronics, automotive, telecommunications, military, industrial, high temperature and geophysical	Other channels within the Company and other small specialized wire and cable manufacturers
Consumer Outlets
Retail	Extension cords, trouble lights, surge and strip and electrical/electronic cable products	Wide variety of consumer applications	National and regional mass merchandisers, home centers, hardware distributors, warehouse clubs and other consumer retailers
Automotive	Battery booster cables, battery cables and accessories	Broad spectrum of automotive applications	National and regional retailers

Segment operating income represents income from continuing operations before interest income or expense, other income and income taxes. Corporate consists of items not charged or allocated to a particular segment, including costs for employee relocation, discretionary bonuses, professional fees, restructuring, management fees and intangible amortization. The accounting policies of the segments are the same as those described in Note 1.

Financial data for the Company’s business segments are as follows:

	2004	2005	2006

Net sales:
Electrical/Wire & Cable Distributors	$95,810	$114,561	$147,411
Specialty Distributors & OEMs	133,457	171,926	219,957
Consumer Outlets	56,525	59,694	55,990

Consolidated net sales	$285,792	$346,181	$423,358

Operating income:
Electrical/Wire & Cable Distributors	$9,010	$13,643	$23,830
Specialty Distributors & OEMs	13,112	14,693	28,096
Consumer Outlets	3,399	3,465	3,421

	25,521	31,801	55,347
Corporate	(6,274)	(4,029)	(6,787)

Consolidated operating income	$19,247	$27,772	$48,560

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Net sales of the Company’s principal products by targeted end market are as follows:

End Markets	2004	2005	2006

Electrical/Wire and Cable Distributors:
Electrical Distribution	$79,897	$92,582	$112,330
Wire and Cable Distribution	15,913	21,979	35,081
Specialty Distributors and OEMs:
OEM/Government	22,369	29,798	35,725
HVAC/R	23,787	28,212	32,286
Irrigation	24,061	24,901	41,091
Industrial/Contractor	19,812	24,258	30,392
Security/Home Automation	21,040	35,568	47,182
Recreation/Transportation	12,907	18,070	17,311
Copper Fabrication	9,481	11,119	15,970
Consumer Outlets:
Retail	39,474	42,364	39,559
Automotive	17,051	17,330	16,431

Consolidated net sales	$285,792	$346,181	$423,358

The Company has restated its segment reporting of Copper Fabrication sales for all periods to reflect sales to third parties only as that is how the chief operating decision maker evaluates the results of this operating segment.

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	SUPPLEMENTAL GUARANTOR INFORMATION

The payment obligations of the Company under the Notes and the Revolving Credit Agreement (see Note 6) are guaranteed by certain of the Company’s wholly owned subsidiaries (Guarantor Subsidiaries). Such guarantees are full, unconditional and joint and several. The following supplemental financial information sets forth, on a combined basis, balance sheets, statements of income and statements of cash flows for Coleman Cable, Inc. (Parent) and the Company’s Guarantor Subsidiaries — CCI Enterprises, Inc., CCI International, Inc., and Oswego Wire Incorporated.

CONSOLIDATING STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

		Guarantor
	Parent	Subsidiaries	Eliminations	Total

Net sales	$269,073	$31,809	$(15,090)	$285,792
Cost of goods sold	231,941	8,319	—	240,260

Gross profit	37,132	23,490	(15,090)	45,532
Selling, engineering, general and administrative expenses	27,324	14,241	(15,090)	26,475
Restructuring charges	(190)	—	—	(190)

Operating income	9,998	9,249	—	19,247
Interest expense, net	10,898	354	—	11,252
Loss on early extinguishment of debt	13,923	—	—	13,923
Other income	(13)	—	—	(13)

Income (loss) before income taxes	(14,810)	8,895	—	(5,915)
Income tax expense	168	2,924	—	3,092
Income from guarantor subsidiaries	5,971	—	(5,971)	—

Net income (loss)	$(9,007)	$5,971	$(5,971)	$(9,007)

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONSOLIDATING STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

		Guarantor
	Parent	Subsidiaries	Eliminations	Total

Net sales	$328,421	$29,747	$(11,987)	$346,181
Cost of goods sold	283,184	9,571	—	292,755

Gross profit	45,237	20,176	(11,987)	53,426
Selling, engineering, general and administrative expenses	24,458	13,183	(11,987)	25,654

Operating income	20,779	6,993	—	27,772
Interest expense, net	15,089	517	—	15,606
Other income	—	(1,267)	—	(1,267)

Income before income taxes	5,690	7,743	—	13,433
Income tax expense	57	2,241	—	2,298
Income from guarantor subsidiaries	5,502	—	(5,502)	—

Net income	$11,135	$5,502	$(5,502)	$11,135

CONSOLIDATING STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

		Guarantor
	Parent	Subsidiaries	Eliminations	Total

Net sales	$407,389	$30,641	$(14,672)	$423,358
Cost of goods sold	327,840	13,802	—	341,642

Gross profit	79,549	16,839	(14,672)	81,716
Selling, engineering, general and administrative expenses	32,834	13,598	(14,672)	31,760
Restructuring charges	1,396	—	—	1,396

Operating income	45,319	3,241	—	48,560
Interest expense, net	14,996	937	—	15,933
Other loss, net	497	—	—	497

Income before income taxes	29,826	2,304	—	32,130
Income tax expense	2,219	552	—	2,771
Income from guarantor subsidiaries	1,752	—	(1,752)	—

Net income	$29,359	$1,752	$(1,752)	$29,359

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONSOLIDATING BALANCE SHEET AS OF DECEMBER 31, 2005

		Guarantor
	Parent	Subsidiaries	Eliminations	Total

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$38	$20	$—	$58
Accounts receivable, net of allowances	57,402	1,438	—	58,840
Intercompany receivable	—	16,449	(16,449)	—
Inventories, net	61,282	6,607	—	67,889
Deferred income taxes	—	206	—	206
Prepaid expenses and other current assets	2,025	865	—	2,890

Total current assets	120,747	25,585	(16,449)	129,883
PROPERTY, PLANT AND EQUIPMENT, NET	18,954	6,310	—	25,264
GOODWILL AND INTELLECTUAL PROPERTY, NET	60,510	141	—	60,651
DEFERRED DEBT ISSUANCE COSTS, NET AND OTHER ASSETS	5,587	3	—	5,590
INVESTMENT IN SUBSIDIARIES	20,728	—	(20,728)	—

TOTAL ASSETS	$226,526	$32,039	$(37,177)	$221,388

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$322	$552	$—	$874
Accounts payable	21,156	970	—	22,126
Intercompany payable	12,316	4,133	(16,449)	—
Accrued liabilities	12,619	4,157	—	16,776

Total current liabilities	46,413	9,812	(16,449)	39,776

LONG-TERM DEBT	167,042	1,384	—	168,426
DEFERRED INCOME TAXES	—	115	—	115
Common stock	13	—	—	13
Additional paid in capital	25,546	1	(1)	25,546
Retained earnings (accumulated deficit)	(12,488)	20,727	(20,727)	(12,488)

Total shareholders’ equity	13,071	20,728	(20,728)	13,071

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$226,526	$32,039	$(37,177)	$221,388

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONSOLIDATING BALANCE SHEET AS OF DECEMBER 31, 2006

		Guarantor
	Parent	Subsidiaries	Eliminations	Total

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$14,719	$15	$—	$14,734
Accounts receivable, net of allowances	60,789	1,529	—	62,318
Intercompany receivable	—	16,168	(16,168)	—
Inventories, net	60,007	6,758	—	66,765
Deferred income taxes	1,931	205	—	2,136
Prepaid expenses and other current assets	2,268	1,838	(1,367)	2,739

Total current assets	139,714	26,513	(17,535)	148,692
PROPERTY, PLANT AND EQUIPMENT, NET	16,197	5,625	—	21,822
GOODWILL AND INTELLECTUAL PROPERTY, NET	60,497	141	—	60,638
DEFERRED DEBT ISSUANCE COSTS, NET AND OTHER ASSETS	4,590	3	—	4,593
INVESTMENT IN SUBSIDIARIES	22,480	—	(22,480)	—

TOTAL ASSETS	$243,478	$32,282	$(40,015)	$235,745

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$356	$580	$—	$936
Accounts payable	12,245	846	—	13,091
Intercompany payable	12,676	3,492	(16,168)	—
Accrued liabilities	17,049	3,900	(1,367)	19,582

Total current liabilities	42,326	8,818	(17,535)	33,609

LONG-TERM DEBT	120,686	885	—	121,571
DEFERRED INCOME TAXES	2,625	99	—	2,724
Common stock	17	—	—	17
Additional paid in capital	80,421	1	(1)	80,421
Retained earnings (accumulated deficit)	(2,597)	22,479	(22,479)	(2,597)

Total shareholders’ equity	77,841	22,480	(22,480)	77,841

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$243,478	$32,282	$(40,015)	$235,745

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

		Guarantor
	Parent	Subsidiaries	Eliminations	Total

CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss)	$(9,007)	$5,971	$(5,971)	$(9,007)
Adjustments to reconcile net income (loss) to net cash flow from operating activities:
Depreciation and amortization	5,180	922	—	6,102
Noncash interest expense	1,104	—	—	1,104
Stock-based compensation	1,648	—	—	1,648
Loss on early extinguishment of debt	13,923	—	—	13,923
Noncash interest income	—	(245)	—	(245)
Deferred tax provision	—	(18)	—	(18)
Gain on sale of fixed assets — net	(13)	—	—	(13)
Equity in consolidated subsidiary	(5,971)	—	5,971	—
Changes in operating assets and liabilities:
Accounts receivable	—	(11,309)	—	(11,309)
Inventories	(13,116)	(865)	—	(13,981)
Prepaid expenses and other assets	(437)	(223)	100	(560)
Accounts payable	(2,474)	67	—	(2,407)
Intercompany accounts	(6,764)	6,764	—	—
Accrued liabilities	4,673	123	(100)	4,696

Net cash flow from operating activities	(11,254)	1,187	—	(10,067)

CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditures	(3,564)	(1,150)	—	(4,714)
Proceeds from the sale of fixed assets	13	—	—	13

Net cash flow from investing activities	(3,551)	(1,150)	—	(4,701)

CASH FLOW FROM FINANCING ACTIVITIES:
Net borrowings under revolving loan facilities	47,810	—	—	47,810
Early retirement of debt	(124,601)	—	—	(124,601)
Issuance of senior notes, net	113,392	—	—	113,392
Repayment of long-term debt	(3,005)	(681)	—	(3,686)
Borrowings of long-term debt	—	644		644
Repurchase of warrants	(3,000)	—	—	(3,000)
Dividends paid to shareholders	(14,806)	—	—	(14,806)

Net cash flow from financing activities	15,790	(37)	—	15,753

INCREASE IN CASH AND CASH EQUIVALENTS	985	—	—	985
CASH AND CASH EQUIVALENTS — Beginning of year	39	10	—	49

CASH AND CASH EQUIVALENTS — End of year	$1,024	$10	$—	$1,034

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

		Guarantor
	Parent	Subsidiaries	Eliminations	Total

CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss)	$11,135	$5,502	$(5,502)	$11,135
Adjustments to reconcile net income (loss) to net cash flow from operating activities:
Depreciation and amortization	4,867	925	—	5,792
Noncash interest income	—	(110)	—	(110)
Deferred tax provision	—	(581)	—	(581)
Gain on sale of fixed assets — net	(7)	—	—	(7)
Gain on sale of investment — net	—	(1,267)	—	(1,267)
Equity in consolidated subsidiary	(5,502)	—	5,502	—
Changes in operating assets and liabilities:
Accounts receivable	(57,402)	47,175	—	(10,227)
Inventories	(14,079)	(3,676)	—	(17,755)
Prepaid expenses and other assets	1,051	(168)	(2,300)	(1,417)
Accounts payable	1,726	259	—	1,985
Intercompany accounts	46,705	(46,705)	—	—
Accrued liabilities	919	(1,107)	2,300	2,112

Net cash flow from operating activities	(10,587)	247	—	(10,340)

CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditures	(5,908)	(263)	—	(6,171)
Proceeds from the sale of investment	—	4,382	—	4,382

Net cash flow from investing activities	(5,908)	4,119	—	(1,789)

CASH FLOW FROM FINANCING ACTIVITIES:
Net borrowings under revolving loan facilities	16,180	—	—	16,180
Early retirement of debt	—	(3,822)	—	(3,822)
Repayment of long-term debt	(407)	(534)	—	(941)
Dividends paid to shareholders	(264)	—	—	(264)

Net cash flow from financing activities	15,509	(4,356)	—	11,153

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(986)	10	—	(976)
CASH AND CASH EQUIVALENTS — Beginning of year	1,024	10	—	1,034

CASH AND CASH EQUIVALENTS — End of year	$38	$20	$—	$58

NON CASH ACTIVITY
Reduction in carrying value of Oswego fixed assets and capital lease obligation	$—	$1,878	$—	$1,878
Capital lease obligations	—	34	—	34
Unpaid capital expenditures	166	—	—	166

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

		Guarantor
	Parent	Subsidiaries	Eliminations	Total

CASH FLOW FROM OPERATING ACTIVITIES:
Net income	$29,359	$1,752	$(1,752)	$29,359
Adjustments to reconcile net income (loss) to net cash flow from operating activities:
Depreciation and amortization	5,470	912	—	6,382
Noncash interest income	—	—	—	—
Stock-based compensation	1,412		—	1,412
Deferred tax provision	694	(15)	—	679
Loss on sale of fixed assets — net	359	143	—	502
Gain on sale of investment — net	(11)	—	—	(11)
Equity in consolidated subsidiary	(1,752)	—	1,752	—
Changes in operating assets and liabilities:
Accounts receivable	(3,387)	(91)	—	(3,478)
Inventories	1,275	(151)	—	1,124
Prepaid expenses and other assets	(252)	(973)	1,367	142
Accounts payable	(8,745)	(124)	—	(8,869)
Intercompany accounts	360	(360)	—	—
Accrued liabilities	4,430	(257)	(1,367)	2,806

Net cash flow from operating activities	29,212	836	—	30,048

CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditures	(2,332)	(370)	—	(2,702)
Proceeds from the sale of fixed assets	42	—	—	42
Proceeds from the sale of investment	82	—	—	82

Net cash flow from investing activities	(2,208)	(370)	—	(2,578)

CASH FLOW FROM FINANCING ACTIVITIES:
Net borrowings (repayments) under revolving loan facilities	(46,000)	—	—	(46,000)
Proceeds of issuance of common stock, net	114,851	—	—	114,851
Repayment of long-term debt	(322)	(471)	—	(793)
Borrowings of long-term debt	—	—	—	—
Repurchase of common stock	(61,384)	—	—	(61,384)
Dividends paid to shareholders	(19,468)	—	—	(19,468)

Net cash flow from financing activities	(12,323)	(471)	—	(12,794)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	14,681	(5)	—	14,676
CASH AND CASH EQUIVALENTS — Beginning of year	38	20	—	58

CASH AND CASH EQUIVALENTS — End of year	$14,719	$15	$—	$14,734

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	QUARTERLY RESULTS (UNAUDITED)

	First		Second		Third		Fourth		Total
	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006

Total Net Sales	$74,761	$90,798	$82,865	$114,414	$93,625	$114,925	$94,930	$103,221	$346,181	$423,358
Gross Profit	10,161	16,569	11,689	24,628	14,677	24,228	16,899	16,291	53,426	81,716
Total Operating Income	4,238	9,827	5,874	17,160	8,190	14,179	9,470	7,394	27,772	48,560
Total Net Income	60	5,108	2,659	12,795	3,426	9,759	4,990	1,697	11,135	29,359

As discussed in Note 6, the second quarter of 2005 included a $1,267 gain related to the sale of zero coupon bonds.

As discussed in Note 2 — “Restructuring Charges” the Company announced the closing of its leased manufacturing and distribution facility located in Miami Lakes, Florida. The Company recorded $1,277 in total restructuring expenses to close its Miami Lakes facility. The Company recorded charges of $319, $891 and $67 in the second, third and fourth quarters of 2006, respectively. (See note 2)

As discussed in Note 2 — “Restructuring Charges” the Company approved a plan to close its manufacturing facility and sell the building and property located in Siler City, North Carolina. The Company recorded $119 in total restructuring expenses in the fourth quarter of 2006. (See note 2)

As discussed in note 12 — “Related Party Transactions the Company paid $750 in cash and 37,500 shares of the Company’s stock to one of its directors in the third quarter of 2006, and is recorded in Selling, Engineering, General and Administrative Expenses. (See note 12)

As Discussed in Note 11 — “Stock-Based Compensation” the Company put into place a stock-incentive program. The Company recorded $881 in total compensation expense in the fourth quarter which is included in Selling, Engineering, General and Administrative Expenses. (See note 11)

As discussed in Note 8 “Tax Matters Agreement” the Company accrued $508 in the fourth quarter of 2006 due to the IRS audit pursuant to the Tax Matters Agreement, which is included in other (income) loss net.

17.	SUBSEQUENT EVENTS

On March 11, 2007, the Company announced that it has agreed to acquire all of the equity interests in Copperfield, LLC for $213,000 in cash. Copperfield is a private fabricator and insulator of copper electrical wire and cable in the United States.

COLEMAN CABLE, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months Ended
	June 30,
	2006	2007
	(Thousands, except
	per share data)
	(Unaudited)

NET SALES	$205,212	$356,414
COST OF GOODS SOLD	164,015	311,550

GROSS PROFIT	41,197	44,864
SELLING, ENGINEERING, GENERAL AND ADMINISTRATIVE EXPENSES	13,891	19,485
INTANGIBLE AMORTIZATION EXPENSE	—	2,563
RESTRUCTURING CHARGES	319	527

OPERATING INCOME	26,987	22,289
INTEREST EXPENSE, NET	8,321	11,224
OTHER (INCOME) LOSS, NET	(11)	27

INCOME BEFORE INCOME TAXES	18,677	11,038
INCOME TAX EXPENSE	774	4,146

NET INCOME	$17,903	$6,892

EARNINGS PER COMMON SHARE DATA
NET INCOME PER SHARE
Basic	$1.40	$0.41
Diluted	1.40	0.41
WEIGHTED AVERAGE COMMON
SHARES OUTSTANDING
Basic	12,749	16,787
Diluted	12,749	16,798
UNAUDITED PRO FORMA DATA
PRO FORMA NET INCOME
Income before income taxes	$18,677
Pro forma income tax expense	7,207

Pro forma net income	11,470

PRO FORMA NET INCOME PER SHARE
Basic	$0.90
Diluted	0.90

See notes to condensed consolidated financial statements.

COLEMAN CABLE, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,	June 30,
	2006	2006	2007
	(Thousands, except per share data) (Unaudited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$14,734	$51	$131
Accounts receivable, less allowance for uncollectible accounts of $2,092, $2,085 and $3,260, respectively	62,318	67,603	141,447
Inventories	66,765	78,330	129,179
Deferred income taxes	2,136	157	2,131
Assets held for sale	—	—	661
Prepaid expenses and other current assets	2,739	3,070	6,704

Total current assets	148,692	149,211	280,253

PROPERTY, PLANT AND EQUIPMENT:
Land	579	579	2,809
Buildings and leasehold improvements	7,636	7,793	14,939
Machinery, fixtures and equipment	45,125	43,700	97,650

	53,340	52,072	115,398
Less accumulated depreciation and amortization	(31,762)	(29,843)	(35,343)
Construction in progress	244	1,415	2,666

Property, plant and equipment, net	21,822	23,644	82,721
GOODWILL	60,628	60,628	103,344
INTANGIBLE ASSETS, NET	10	17	61,867
OTHER ASSETS, NET	4,593	5,060	10,081

TOTAL ASSETS	$235,745	$238,560	$538,266

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$936	$905	$1,119
Accounts payable	13,091	28,243	57,721
Accrued liabilities	19,582	14,237	23,041

Total current liabilities	33,609	43,385	81,881

LONG-TERM DEBT	121,571	173,409	345,086
DEFERRED INCOME TAXES	2,724	87	24,956
SHAREHOLDERS’ EQUITY:
Common stock, par value $0.001; 31,260 authorized; and 12,749 issued and outstanding on June 30, 2006 and 16,787 on December 31, 2006 and June 30, 2007	17	13	17
Additional paid-in capital	80,421	25,546	82,031
Retained earnings (accumulated deficit)	(2,597)	(3,880)	4,295

Total shareholders’ equity	77,841	21,679	86,343

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$235,745	$238,560	$538,266

See notes to condensed consolidated financial statements.

COLEMAN CABLE, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,
	2006	2007
	(Thousands)
	(Unaudited)

CASH FLOW FROM OPERATING ACTIVITIES:
Net income	$17,903	$6,892
Adjustments to reconcile net income to net cash flow from operating activities:
Depreciation and amortization	3,299	8,062
Stock-based compensation	—	2,022
Deferred tax provision (credit)	21	(1,947)
(Gain) loss on disposal of fixed assets	141	(1)
Gain on sale of investment	(11)	—
Changes in operating assets and liabilities:
Accounts receivable	(8,763)	(17,537)
Inventories	(10,441)	(20,813)
Prepaid expenses and other assets	(188)	(3,373)
Accounts payable	6,283	11,833
Accrued liabilities	(2,539)	886

Net cash flow from operating activities	5,705	(13,976)

CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditures	(1,553)	(3,045)
Acquisition of business, net of cash acquired	—	(215,395)
Proceeds from sale of fixed assets	40	7
Proceeds from sale of investment	82	—

Net cash flow from investing activities	(1,431)	(218,433)

CASH FLOW FROM FINANCING ACTIVITIES:
Net borrowings under revolving loan facilities, net of issuance costs	5,450	99,056
Issuance of senior notes, net of issuance costs	—	119,621
Common stock issuance costs	—	(412)
Repayment of long-term debt	(436)	(459)
Dividends paid to shareholders	(9,295)	—

Net cash flow from financing activities	(4,281)	217,806

DECREASE IN CASH AND CASH EQUIVALENTS	(7)	(14,603)
CASH AND CASH EQUIVALENTS — Beginning of period	58	14,734

CASH AND CASH EQUIVALENTS — End of period	$51	$131

NONCASH ACTIVITY
Unpaid capital expenditures	—	37
SUPPLEMENTAL CASH FLOW INFORMATION
Income taxes paid	244	6,503
Cash interest paid	7,897	7,670

See notes to condensed consolidated financial statements.

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Thousands, except per share data)
(unaudited)

1.	BASIS OF PRESENTATION

The condensed consolidated financial statements included herein are unaudited. In addition, certain information and footnote disclosures normally included in financial statements prepared in accordance with United States (“U.S.”) generally accepted accounting principles (“GAAP”) have been condensed or omitted. The condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation in conformity with GAAP. The condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Form 10-K for the fiscal year ended December 31, 2006. The results of operations for the interim periods should not be considered indicative of results to be expected for the full year. The financial statements and footnotes for 2006 reflect retroactive presentation for the 312.6079 for 1 stock split that occurred on October 10, 2006.

Unaudited Pro Forma Data

The Company terminated its S corporation status and became a C corporation effective October 10, 2006. The unaudited pro forma data included in the interim condensed consolidated statements of operations gives retroactive presentation as if the Company had been a C corporation for the 2006 periods presented. The unaudited pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the Company had been a C corporation for the periods presented, or that may result in the future.

2.	NEW ACCOUNTING PRONOUNCEMENTS

FIN No. 48

In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN No. 48”). FIN No. 48 establishes a “more-likely-than-not” recognition threshold that must be met before a tax benefit can be recognized in the financial statements. FIN No. 48 also offers guidelines to determine how much of a tax benefit to recognize in the financial statements. Under FIN No. 48, the largest amount of tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the taxing authority should be recognized. In addition, FIN No. 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company adopted FIN No. 48 as of January 1, 2007 with no cumulative effect adjustment required. As of the date of adoption, the Company had no unrecognized tax benefits.

The Company and its subsidiaries file income tax returns in the U.S. federal and various state jurisdictions. The Company’s uncertain tax positions are related to tax years that remain subject to examination. The Company remains subject to U.S. federal income tax examinations for tax years 2002 through 2006. The Internal Revenue Service (“IRS”) has audited the Company’s tax returns for the years 2002, 2003 and 2004, and proposed certain adjustments that are currently being disputed. The Company appealed the IRS’ findings. If the Company’s appeal of the IRS findings is unsuccessful, the Company is obligated to indemnify its shareholders on record as of the effective date of the Tax Matters Agreement (see Note 8). The Company remains subject to state and local income tax examinations for tax years 2003 through 2006 in jurisdictions for which tax returns have been filed.

The Company has no accrued interest and penalties related to the underpayment of income taxes at the date of adoption. The Company adopted the policy of recognizing interest related to the underpayment of income taxes in interest expense and related penalties in selling, engineering, general and administrative expenses in the consolidated statements of operations.

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

SFAS No. 157

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurement (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not anticipate the implementation of this Statement will materially impact its financial position, results of operations or cash flows.

SFAS No. 159

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities including an Amendment of FASB Statement No. 115 (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company does not believe that the adoption of the provisions of SFAS No. 159 will materially impact its financial position, results of operations or cash flows.

3.	ACQUISITION OF COPPERFIELD, LLC

On April 2, 2007, the Company acquired 100% of the outstanding equity interests of Copperfield, LLC (“Copperfield”). The results of Copperfield’s operations have been included in the Company’s consolidated financial statements since that date. The Company believes that the Copperfield acquisition has presented a number of strategic benefits. In particular, the acquisition diversifies the Company’s end markets, expands its customer base, and strengthens its competitive position in the industry.

Copperfield’s financial results are reported as one segment (see Note 13).

The following transactions occurred on April 2, 2007 in connection with the Copperfield acquisition:

•	The Company issued additional senior notes (the “2007 Notes”) in an aggregate principal amount of $120,000. See Note 7 for further discussion.

•	The Company entered into an Amended and Restated Credit Facility (the “Revolving Credit Facility”) with Wachovia Bank, National Association, which amended and restated the existing revolving credit agreement in its entirety (the “Revolving Credit Agreement”). See Note 7 for further discussion.

•	All outstanding equity interests of Copperfield were acquired for $215,395, which includes (a) a reduction to the purchase price as a result of a working capital true-up adjustment of $467 and (b) acquisition related costs of $2,862.

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

This acquisition was accounted for under the purchase method of accounting in accordance with SFAS No. 141, Business Combinations. Accordingly, the purchase price was allocated to the net assets acquired based on their estimated fair values. The purchase price allocation is preliminary and subject to refinement based upon the finalization of income taxes and management’s plan for the integration of Copperfield’s operations. The table below summarizes the estimated fair values of the assets acquired and liabilities assumed at acquisition.

Accounts receivable	$61,592
Inventory	41,601
Other current assets	594
Property and equipment	63,445
Intangible assets	64,400
Goodwill	42,716
Other assets	566

Total assets acquired	274,914
Current liabilities	(35,335)
Deferred income taxes	(24,184)

Total liabilities assumed	(59,519)

Net assets acquired	$215,395

The estimated fair values assigned to intangible assets were based on an evaluation by management. Intangible assets, which are all amortizable, along with their respective weighted-average useful lives at the acquisition date are as follows:

	Weighted
	Average Life	Balance

Customer relationships	9	$55,600
Trademarks and trade names	20	7,800
Non-competition agreements	3	1,000

Total intangible assets		$64,400

Amortization expense for the six months ended June 30, 2007 was $2,537. Amortization expense for the Company on all amortizable intangible assets during each of the next five calendar years is expected to be;

2007	$7,612
2008	11,626
2009	10,178
2010	8,059
2011	6,457

Approximately 41% of the Copperfield acquisition related to the acquisition of partnership interests, which will result in a corresponding step up in basis for U.S. federal income tax purposes. As such, approximately $12,000 of the goodwill and $26,800 of the acquired intangible assets recorded will be deductible for U.S. federal income tax purposes, primarily over 15 years.

The following unaudited pro forma financial information summarizes the estimated combined results of operations of the Company and Copperfield assuming that the Copperfield acquisition had taken place on January 1, 2006. The unaudited pro forma combined results of operations prior to April 2, 2007 were prepared on the basis of information provided to the Company by the former management of Copperfield and no representation is made by

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the Company with respect to the accuracy of such information. The pro forma combined results of operations reflect adjustments for interest expense, additional depreciation based on the fair value of Copperfield’s property, plant and equipment, amortization of Copperfield’s identifiable intangible assets and income tax expense.

The unaudited pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of the periods presented, or that may result in the future.

	Six Months Ended June 30,
	2006	2007

Net sales	$448,543	$477,740
Net income	$9,635	$7,788
Earnings per share Basic	$0.76	$0.46
Diluted	$0.76	$0.46

4.	RESTRUCTURING CHARGES

On April 14, 2006, the Company announced the closing of its leased manufacturing and distribution facility located in Miami Lakes, Florida. The Company determined that the efficient utilization of its manufacturing assets would be enhanced by partial relocation of production to the Company’s plant in Waukegan, Illinois and additional international sourcing.

The Company has spent $1,277 to close the facility. The charges consisted of $77 of employee severance costs, $662 of lease termination costs, $217 of equipment relocation costs and $321 for other closing costs. The Company completed the closure of the facility in the fourth quarter of 2006 and does not anticipate any additional costs.

On November 14, 2006, the Company approved a plan to close its manufacturing facility and sell the building and property located in Siler City, North Carolina. The Company determined that the efficient utilization of its manufacturing assets would be enhanced by partial relocation of production to the Company’s plants in Hayesville, North Carolina and Waukegan, Illinois and additional international sourcing.

As of June 30, 2007 the Company had incurred $646 to close the Siler City facility, which includes approximately $107 for severance costs, $338 for equipment relocation costs, and $201 for other costs related to the closure. The Company estimates spending an additional $111 by the end of March 2008 to complete the plant closure, which consists of $36 of equipment relocation costs and $75 for other closing costs. The Company has recorded $661 of assets held for sale for the building and property located in Siler City, North Carolina in the accompanying condensed consolidated balance sheet.

The following table summarizes the restructuring activity for January 1, 2006 through June 30, 2007:

	Employee	Lease	Equipment	Other
	Severance	Termination	Relocation	Closing
	Costs	Costs	Costs	Costs	Total

Balance December 31, 2005	$—	$—	$—	$—	$—
Provision	147	662	262	325	1,396
Uses	(77)	(662)	(262)	(325)	(1,326)

Balance-December 31, 2006	$70	$—	$—	$—	$70
Provision	37	—	293	197	527
Uses	(93)	—	(293)	(197)	(583)

Balance June 30, 2007	$14	$—	$—	$—	$14

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	INVENTORIES

Inventories consisted of the following:

	December 31,	June 30,	June 30,
	2006	2006	2007

FIFO cost:
Raw materials	$11,975	$18,099	$48,819
Work in progress	3,293	3,048	5,287
Finished products	51,497	57,183	75,073

Total	$66,765	$78,330	$129,179

6.	ACCRUED LIABILITIES

Accrued liabilities consisted of the following:

	December 31,	June 30,	June 30,
	2006	2006	2007

Salaries, wages and employee benefits	$5,117	$3,586	$5,329
Sales incentives	7,359	5,068	5,641
Income taxes	568	10	1,315
Interest	3,023	3,070	6,321
Other	3,515	2,503	4,435

Total	$19,582	$14,237	$23,041

7.	DEBT

	December 31,	June 30,	June 30,
	2006	2006	2007

Revolving credit facility	$—	$51,450	$100,864
Senior notes	120,000	120,000	243,293
Capital lease obligations	1,129	1,311	936
Other long-term debt, annual interest rates up to 6.25%, payable through 2019	1,378	1,553	1,112

	122,507	174,314	346,205
Less current portion	(936)	(905)	(1,119)

Total long-term debt	$121,571	$173,409	$345,086

In connection with the Company’s acquisition of Copperfield, on April 2, 2007, the Company issued the 2007 Notes in aggregate principal amount of $120,000 bearing interest at a fixed rate of 9.875% and maturing in 2012, and having the same terms and conditions as the Company’s senior notes issued in 2004 (the “2004 Notes”). The 2007 Notes are governed under the same indenture (the “Indenture”) as the 2004 Notes. The Company sold the 2007 Notes at a premium to par value of 2.875%, resulting in proceeds of $123,450. The Company amortizes the premium to the par value over the remaining life of the 2007 Notes. Amortization was reduced by $157 for the three and six months ended June 30, 2007. As a result, the Company now has senior notes (the “Notes”) outstanding having an aggregate principal amount of $240,000. The Company also entered into the Revolving Credit Facility, which amended and restated the previously existing revolving credit agreement in its entirety.

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In connection with the refinancing in September 2004, the Company incurred fees and expenses totaling $6,608. In connection with the issuance of the 2007 Notes and the Revolving Credit Facility, the Company incurred fees and expenses totaling $5,637, for total combined fees and expenses of $12,245. The applicable fees and expenses are amortized over approximately 5 years for the Revolving Credit Facility and the 2007 Notes and over 8 years for the 2004 Notes.

Amortization of debt issue costs was $468 for the six months ended June 30, 2006, and $696 for the six months ended June 30, 2007. Accumulated amortization was $2,104, $1,636 and $2,800 as of as of December 31, 2006 and June 30, 2006 and 2007, respectively.

The Revolving Credit Facility is an asset-based revolving credit facility with aggregate advances not to exceed the lesser of (i) $200,000 or (ii) the sum of 85% of eligible accounts receivable, 55% of eligible inventory and an advance rate to be determined of certain appraised fixed assets, with a $10,000 sublimit for letters of credit. The Revolving Credit Facility matures on April 2, 2012. Interest is payable, at the Company’s option, at the agent’s prime rate plus a range of 0.0% to 0.5% or the Eurodollar rate plus a range of 1.25% to 1.75%, in each case based on quarterly average excess availability under the Revolving Credit Facility. The Revolving Credit Facility combined with the previously existing revolving credit facility accrued interest at an average rate of 7.1% and averaged borrowings of $87,692 for the three months ended June 30, 2007. The Company had no borrowings for the three months ended March 31, 2007. As of June 30, 2007, the Company had $71,175 of additional borrowing capacity, none of which was against the limit for letters of credit. The Company classifies the portion of the Revolving Credit Facility that is expected to be paid within the next year as a current liability.

The Revolving Credit Facility is guaranteed by its domestic subsidiaries on a joint and several basis, either as a co-borrower of the Company or a guarantor, and is secured by substantially all of its assets and the assets of its domestic subsidiaries, including accounts receivable, inventory and any other tangible and intangible assets (including real estate, machinery and equipment and intellectual property), as well as by a pledge of all of the capital stock of each of it’s domestic subsidiaries and 65% of the capital stock of its foreign subsidiaries, if any.

The Revolving Credit Facility contains financial covenants requiring the Company to maintain a minimum fixed charge coverage ratio and to maintain minimum excess availability under the credit facility. In addition, the Revolving Credit Facility contains affirmative and negative covenants, including restrictions on the payment of dividends and distributions, indebtedness, liens, investments, guarantees, mergers, and consolidations, sales of assets, affiliate transactions, sale and leaseback transaction and leases. The Company is also prohibited by the Revolving Credit Facility from making prepayments on the Notes, except for scheduled payments required pursuant to the terms of such senior notes. The financial covenants in the Revolving Credit Facility require the Company to maintain a fixed charge coverage ratio of not less than 1.1 to 1.0 for any month during which excess availability under the Revolving Credit Facility falls below $30,000 and require the Company to maintain excess availability of not less than $10,000. The Company maintained monthly excess availability in the three months ended June 30, 2007.

The Notes and the Revolving Credit Facility both have restrictions on dividend distributions to shareholders, including but not limited to, a percentage of net income (less distributions for tax purposes). The distributions for tax purposes are computed at the shareholder applicable tax rate. Distributions for tax purposes are not restricted so long as the Company qualifies as an S corporation; however, on October 10, 2006 the Company terminated its S corporation status. The Company paid $4,645 of tax distributions in the six months ended June 30, 2006 of which $3,641 were paid in the second quarter. The tax distributions paid in the second quarter were applicable to both the first and second quarters of 2006. The Company paid $4,650 of discretionary dividends to shareholders in the six months ended June 30, 2006.

The Company’s Indenture governing the Notes and Revolving Credit Facility contain covenants that limit the Company’s ability to pay dividends. Under these covenants the Company could not declare excess cash flow

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

dividends for the three and six months ended June 30, 2007. The Company does not anticipate paying any dividends on its common stock in the foreseeable future.

8.	COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases certain of its buildings, machinery and equipment under operating lease agreements that expire at various dates over the next ten years. Rent expense for all operating leases for the six months ended June 30, 2006 and June 30, 2007 was $1,510 and $1,759, respectively.

Capital Leases

The Company leases various manufacturing, office and warehouse properties and office equipment under capital leases that expire at various dates through 2009. The assets are amortized/depreciated over the shorter of their related lease terms or their estimated productive lives.

Obligations under capital leases are included with debt in the accompanying condensed consolidated balance sheets. The gross amount of assets recorded under capital leases as of December 31, 2006 and June 30, 2006 and 2007 was $1,842.

Employee Benefits

The Company provides defined contribution savings plans for management and other employees. The plans provide for fixed matching contributions based on the terms of such plans to the accounts of plan participants. Additionally, the Company, with the approval of its Board of Directors, may make discretionary contributions. The Company expensed $413 and $534 related to these savings plans for the six months ended June 30, 2006 and June 30, 2007, respectively.

Legal Matters

The Company is party to one environmental claim. The Leonard Chemical Company Superfund site consists of approximately 7.1 acres of land in an industrial area located near Catawba, York County, South Carolina. The Leonard Chemical Company operated this site until the early 1980’s for recycling of waste solvents. These operations resulted in the contamination of soils and groundwaters at the site with hazardous substances. In 1984, the U.S. Environmental Protection Agency listed this site on the National Priorities List. Riblet Products Corporation, with which the Company merged in 2000, was identified through documents as a company that sent solvents to the site for recycling and was one of the companies receiving a special notice letter from the Environmental Protection Agency identifying it as a party potentially liable under the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) for cleanup of the site.

In 2004, the Company along with other “potentially responsible parties” (“PRPs”) entered into a Consent Decree with the Environmental Protection Agency requiring the performance of a remedial design and remedial action (“RD/RA”) for this site. The Company has entered into a Site Participation Agreement with the other PRPs for fulfillment of the requirements of the Consent Decree. Under the Site Participation Agreement, the Company is responsible for a 9.2% share of the costs for the RD/RA. The Company recorded an accrual in 2004 for $380 for this liability, and recorded an additional accrual of $23 in June 2007.

The Company is a party to various claims and lawsuits that have arisen in the ordinary course of business. Estimates of related costs and losses have been accrued in the financial statements. In determining these accruals, the Company does not discount environmental or legal accruals and does not reduce them by anticipated insurance recoveries. The Company believes that its accruals related to environmental, litigation and other claims are sufficient and that, based on the information currently available, these items and the Company’s rights to available

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

insurance and indemnity will be resolved without material adverse effect on the Company’s consolidated financial position, cash flow or results of operations. There can be no assurance, however, that this will be the case.

Self-Insurance

The Company is self-insured for health costs for covered individuals in six of its facilities and believes that it maintains adequate accruals to cover the retained liability. The accrual for self-insurance liability is determined by management and is based on claims filed and an estimate of claims incurred but not yet reported. The Company’s self-insurance expenses were $443 and $1,147 for the six months ended June 30, 2006 and 2007, respectively.

Tax Matters Agreement

The Internal Revenue Service is currently examining the Company’s 2002, 2003 and 2004 federal income tax returns. During those years the Company was a Subchapter S corporation. In October 2006, the Company entered into a Tax Matters Agreement with the then existing shareholders that provided for, among other things, the indemnification of these shareholders for any increase in their tax liability, including interest and penalties, and reimbursement of their expenses (including attorneys’ fees) related to the period prior to the Company’s conversion to a C corporation, including as a result of the ongoing IRS examination. The Company has appealed the IRS findings. If the Company’s appeal of the IRS findings is unsuccessful, the Company is obligated to indemnify the shareholders pursuant to the Tax Matters Agreement. The Company recorded expense of $508 in December 2006. The Company recorded additional expense of $17 in the six months ended June 30, 2007, for accrued interest which is included in other loss in the accompanying condensed consolidated statement of operations.

9.	EARNINGS PER SHARE

As of June 2006 and 2007, the dilutive effect of stock options outstanding on weighted average shares outstanding was as follows:

	Six Months Ended June 30,
	2006	2007

Basic weighted average shares outstanding	12,749	16,787
Dilutive effect of stock options	—	11

Diluted weighted average share outstanding	12,749	16,798

10.	STOCK BASED COMPENSATION

As of June 30, 2007, the Company had one stock-based compensation plan for executives and certain key employees which authorizes the grant of stock options. The number of shares authorized for issuance under the Company’s plan as of June 30, 2007 totaled 1,650 shares of which 765 were available for future issuance at June 30, 2007.

In May 2007, 55 shares were granted to key Copperfield employees with an exercise price of $23.62. Stock options granted under this plan are non-qualified and are granted with an exercise price equal to the average market price on NASDAQ at the date of grant. The options issued become exercisable in three equal installments, beginning one year from the date of grant and expire 10 years from the date of grant.

The Company, as director compensation, granted to independent directors options to acquire stock. Three shares were granted as of March 22, 2007 with an exercise price of $18.27. Three additional shares were granted on May 11, 2007 at an exercise price of $23.62. The exercise price is equal to the average market price on NASDAQ on the date of grant. One-third of the options vest on the first, second and third anniversary of the grant date. The options expire on the tenth anniversary of the grant date.

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company recorded $2,022 in stock compensation expense for the six months ended June 30, 2007. Adjusting for expected forfeitures, the Company estimates total remaining expense relating to stock options already issued will be $4,242. The Company expects to expense $1,727 in fiscal 2007, $1,822 in fiscal 2008, $665 in fiscal 2009, and $28 in fiscal year 2010.

Changes in stock options are as follows:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Shares	Price	Terms	Value

Outstanding January 1, 2007	825	$15.00	9.28
Granted	60	23.40	9.86
Exercised	—	—
Forfeited or expired	—	—

Outstanding June 30, 2007	885	15.57	9.32	9,107
Vested or expected to vest	853	15.59	9.32	8,761
Exercisable	—	—	—

Fair value of options granted	885	$8.36	9.32	9,107

Intrinsic value for stock options is defined as the difference between the current market value of the Company’s common stock and the exercise price of the stock option.

11.	RELATED PARTIES

The Company leases its corporate office facility (the “Corporate Office”) from HQ2 Properties, LLC (“HQ2”). HQ2 is owned by certain members of the Company’s Board of Directors. Rent expense paid to HQ2 for the six months ended June 30, 2006 and 2007 was $179 and $182, respectively.

Two of the Company’s shareholders have consulting arrangements with the Company whereby, in addition to their service as directors of the Company, they provide advice and counsel on business planning and strategy, including advice on potential acquisitions. Under these consulting arrangements each eligible individual will receive $175 as annual compensation for their services. Pursuant to these arrangements, and for their service as directors, the Company paid each eligible individual $125 and $175 for the six months ended June 30, 2006 and June 30, 2007, respectively. As of October 2006, in addition to these consulting services, each will receive $75 as annual compensation for their services as co-chairmen of the board of directors. For the six months ended June 30, 2007, $38 was expensed for each individual’s services as co-chairmen.

12.	INVENTORY THEFT

During the third quarter ended September 30, 2005, the Company experienced a theft of inventory as a result of break-ins at the manufacturing facility located in Miami Lakes, Florida. The Company believes it will recover the amount of the loss, net of deductibles, under its insurance policy. As a result of the loss, the cost of inventory was reduced by $1,280 and an insurance receivable was recorded and is included in prepaid expenses and other current assets in the accompanying condensed consolidated balance sheets.

13.	BUSINESS SEGMENT INFORMATION

The Company has four reportable business segments: Electrical/Wire and Cable Distributors, Specialty Distributors and OEMs, Consumer Outlets, and Copperfield. These segment classifications are based on an

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

aggregation of customer groupings and distribution channels because this is the way our chief operating decision maker evaluates the results of each operating segment.

The Company has aggregated its operating segments into four reportable business segments in accordance with the criteria defined in SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. The Company’s operating segments have common production processes and manufacturing capacity. Accordingly, the Company does not identify all of its net assets to its operating segments. Depreciation expense is not allocated to segments but is included in manufacturing overhead cost pools and is absorbed into product cost (and inventory) as each product passes through the Company’s numerous manufacturing work centers. Accordingly, as products are sold across multiple segments, it is impracticable to determine the amount of depreciation expense included in the operating results of each operating segment.

Revenues by business segment represent sales to unaffiliated customers and no one customer or group of customers under common control accounted for more than 5% of consolidated net sales. Export sales are not material.

Segment operating income represents income from continuing operations before interest income or expense, other income and income taxes. Corporate consists of items not charged or allocated to a particular segment, including costs for employee relocation, discretionary bonuses, professional fees, restructuring, management fees and intangible amortization.

Financial data for the Company’s business segments is as follows:

	Six Months Ended June 30,
	2006	2007

Net Sales:
Electrical/Wire and Cable Distributors	$70,907	$72,322
Specialty Distributors and OEMs	112,105	117,513
Consumer Outlets	22,200	35,756
Copperfield	—	130,823

Total	$205,212	$356,414

Operating Income:
Electrical/Wire and Cable Distributors	$12,821	$6,772
Specialty Distributors and OEMs	15,400	11,121
Consumer Outlets	883	3,746
Copperfield	—	3,516

Total	29,104	25,155
Corporate	(2,117)	(2,866)

Consolidated operating income	$26,987	$22,289

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	SUPPLEMENTAL GUARANTOR INFORMATION

The payment obligations of the Company under the Notes and the Revolving Credit Facility (see Note 7) are guaranteed by certain of the Company’s 100% owned subsidiaries (“Guarantor Subsidiaries”). Such guarantees are full, unconditional and joint and several. The following unaudited supplemental financial information sets forth, on a combined basis, balance sheets, statements of operations and statements of cash flows for Coleman Cable, Inc. (the “Parent”) and the Guarantor Subsidiaries — CCI Enterprises, Inc., Oswego Wire Incorporated, CCI International, Copperfield, LLC., and Spell Capital Corporation.

On April 2, 2007, Copperfield became a guarantor of the Notes and of the Revolving Credit Facility (see Note 3).

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2006

		Guarantor
	Parent	Subsidiaries	Eliminations	Total

NET SALES	$166,558	$46,307	$(7,653)	$205,212
COST OF GOODS SOLD	126,856	37,159	—	164,015

GROSS PROFIT	39,702	9,148	(7,653)	41,197
SELLING, ENGINEERING, GENERAL AND ADMINISTRATIVE EXPENSES	14,992	6,552	(7,653)	13,891
RESTRUCTURING CHARGES	319	—	—	319

OPERATING INCOME	24,391	2,596	—	26,987
INTEREST EXPENSE	7,915	406	—	8,321
OTHER INCOME	(11)	—	—	(11)

INCOME BEFORE INCOME TAXES	16,487	2,190	—	18,677
INCOME TAX EXPENSE	258	516	—	774
INCOME FROM GUARANTOR SUBSIDIARIES	1,674	—	(1,674)	—

NET INCOME	$17,903	$1,674	$(1,674)	$17,903

COLEMAN CABLE, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2007

		Guarantor
	Parent	Subsidiaries	Eliminations	Total

NET SALES	$216,580	$147,769	$(7,935)	$356,414
COST OF GOODS SOLD	180,918	130,632	—	311,550

GROSS PROFIT	35,662	17,137	(7,935)	44,864
SELLING, ENGINEERING, GENERAL AND ADMINISTRATIVE EXPENSES	17,634	9,786	(7,935)	19,485
INTANGIBLE AMORTIZATION EXPENSE	7	2,556	—	2,563
RESTRUCTURING CHARGES	527	—	—	527

OPERATING INCOME	17,494	4,795	—	22,289
INTEREST EXPENSE	8,632	2,592	—	11,224
OTHER LOSS	27	—	—	27

INCOME BEFORE INCOME TAXES	8,835	2,203	—	11,038
INCOME TAX EXPENSE	3,996	150	—	4,146
INCOME FROM GUARANTOR SUBSIDIARIES	2,053	—	(2,053)	—

NET INCOME	$6,892	$2,053	$(2,053)	$6,892

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING BALANCE SHEET AS OF DECEMBER 31, 2006

		Guarantor
	Parent	Subsidiaries	Eliminations	Total

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$14,719	$15	$—	$14,734
Accounts receivable — net of allowances	60,789	1,529	—	62,318
Intercompany receivable	—	16,168	(16,168)	—
Inventories	60,007	6,758	—	66,765
Deferred income taxes	1,931	205	—	2,136
Prepaid expenses and other current assets	2,268	1,838	(1,367)	2,739

Total current assets	139,714	26,513	(17,535)	148,692
PROPERTY, PLANT AND EQUIPMENT, NET	16,197	5,625	—	21,822
GOODWILL	60,487	141	—	60,628
INTANGIBLE ASSETS, NET	10	—	—	10
OTHER ASSETS, NET	4,590	3	—	4,593
INVESTMENT IN SUBSIDIARIES	22,480	—	(22,480)	—

TOTAL ASSETS	$243,478	$32,282	$(40,015)	$235,745

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$356	$580	$—	$936
Accounts payable	12,245	846	—	13,091
Intercompany payable	12,676	3,492	(16,168)	—
Accrued liabilities	17,049	3,900	(1,367)	19,582

Total current liabilities	$42,326	$8,818	$(17,535)	$33,609

LONG-TERM DEBT	120,686	885	—	121,571
DEFERRED INCOME TAXES	2,625	99	—	2,724
SHAREHOLDERS’ EQUITY:
Common stock	17	—	—	17
Additional paid-in capital	80,421	1	(1)	80,421
Retained earnings (accumulated deficit)	(2,597)	22,479	(22,479)	(2,597)

Total shareholders’ equity	77,841	22,480	(22,480)	77,841

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$243,478	$32,282	$(40,015)	$235,745

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING BALANCE SHEET AS OF JUNE 30, 2006

		Guarantor
	Parent	Subsidiaries	Eliminations	Total

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$37	$14	$—	$51
Accounts receivable — net of allowances	65,357	2,246	—	67,603
Intercompany receivable	—	15,349	(15,349)	—
Inventories	70,144	8,186	—	78,330
Deferred income taxes	—	157	—	157
Prepaid expenses and other current assets	2,630	1,619	(1,179)	3,070

Total current assets	138,168	27,571	(16,528)	149,211

PROPERTY, PLANT AND EQUIPMENT, NET	17,554	6,090	—	23,644
GOODWILL	60,487	141	—	60,628
INTANGIBLE ASSETS, NET	17	—	—	17
OTHER ASSETS, NET	5,057	3	—	5,060
INVESTMENT IN SUBSIDIARIES	22,402	—	(22,402)	—

TOTAL ASSETS	$243,685	$33,805	$(38,930)	$238,560

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$336	$569	$—	$905
Accounts payable	27,197	1,046	—	28,243
Intercompany payable	9,921	5,428	(15,349)	—
Accrued liabilities	12,233	3,183	(1,179)	14,237

Total current liabilities	$49,687	$10,226	$(16,528)	$43,385

LONG-TERM DEBT	172,319	1,090	—	173,409
DEFERRED INCOME TAXES	—	87	—	87
SHAREHOLDERS’ EQUITY:
Common stock	13	—	—	13
Additional paid-in capital	25,546	1	(1)	25,546
Retained earnings (accumulated deficit)	(3,880)	22,401	(22,401)	(3,880)

Total shareholders’ equity	21,679	22,402	(22,402)	21,679

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$243,685	$33,805	$(38,930)	$238,560

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING BALANCE SHEET AS OF JUNE 30, 2007

		Guarantor
	Parent	Subsidiaries	Eliminations	Total

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$107	$24	$—	$131
Accounts receivable — net of allowances	69,640	71,807	—	141,447
Intercompany receivable	33,886	14,998	(48,884)	—
Inventories, net	65,886	63,293	—	129,179
Deferred income taxes	1,867	264	—	2,131
Assets held for sale	661	—	—	661
Prepaid expenses and other current assets	4,619	3,832	(1,747)	6,704

Total current assets	176,666	154,218	(50,631)	280,253
PROPERTY, PLANT AND EQUIPMENT, NET	14,571	68,150	—	82,721
GOODWILL	60,487	42,867	215,395	103,344
INTANGIBLE ASSETS, NET	4	61,863	—	61,867
OTHER ASSETS, NET	9,512	569	—	10,081
INVESTMENT IN SUBSIDIARIES	239,928	—	(239,928)	—

TOTAL ASSETS	$501,168	$327,657	$(290,559)	$538,266

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$520	$599	$—	$1,119
Accounts payable	26,662	31,059	—	57,721
Intercompany payable	—	48,884	(48,884)	—
Accrued liabilities	18,258	6,530	(1,747)	23,041

Total current liabilities	45,440	87,072	(50,631)	81,881

LONG-TERM DEBT	344,506	580	—	345,086
DEFERRED INCOME TAXES	24,879	77	—	24,956
SHAREHOLDERS’ EQUITY:
Common Stock	17	—	—	17
Additional paid-in capital	82,031	215,396	(215,396)	82,031
Retained earnings (accumulated deficit)	4,295	24,532	(24,532)	4,295

Total shareholders’ equity	86,343	239,928	(239,928)	86,343

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$501,168	$327,657	$(290,559)	$538,266

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2006

		Guarantor
	Parent	Subsidiaries	Eliminations	Total

CASH FLOW FROM OPERATING ACTIVITIES:
Net income	$17,903	$1,674	$(1,674)	$17,903
Adjustments to reconcile net income to net cash flow from operating activities:
Depreciation and amortization	2,867	432	—	3,299
Deferred tax provision	—	21	—	21
Loss on disposal of fixed assets	141	—	—	141
Gain on sale of investment	(11)	—	—	(11)
Equity in consolidated subsidiaries	(1,674)	—	1,674	—
Changes in operating assets and liabilities:
Accounts receivable	(7,955)	(808)	—	(8,763)
Inventories	(8,862)	(1,579)	—	(10,441)
Prepaid expenses and other assets	(613)	(754)	1,179	(188)
Accounts payable	6,207	76	—	6,283
Intercompany accounts	(2,395)	2,395	—	—
Accrued liabilities	(386)	(974)	(1,179)	(2,539)

Net cash flow from operating activities	5,222	483	—	5,705

CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditures	(1,341)	(212)	—	(1,553)
Proceeds from the sale of fixed assets	40	—	—	40
Proceeds from sale of investment	82	—	—	82

Net cash flow from investing activities	(1,219)	(212)	—	(1,431)

CASH FLOW FROM FINANCING ACTIVITIES:
Net repayment under revolving loan facilities	5,450	—	—	5,450
Repayment of long-term debt	(159)	(277)	—	(436)
Dividends paid to shareholders	(9,295)	—	—	(9,295)

Net cash flow from financing activities	(4,004)	(277)	—	(4,281)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1)	(6)	—	(7)
CASH AND CASH EQUIVALENTS — Beginning of period	38	20	—	58

CASH AND CASH EQUIVALENTS — End of period	$37	$14	$—	$51

NONCASH ACTIVITY
Unpaid capital expenditures	$—	—	—	$—
SUPPLEMENTAL CASH FLOW INFORMATION
Income taxes paid	—	244	—	244
Interest paid	7,837	60	—	7,897

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2007

		Guarantor
	Parent	Subsidiaries	Eliminations	Total

CASH FLOW FROM OPERATING ACTIVITIES:
Net income	$6,892	$2,053	$(2,053)	$6,892
Adjustments to reconcile net income to net cash flow from operating activities:
Depreciation and amortization	2,254	5,808	—	8,062
Stock-based compensation	1,968	54	—	2,022
Deferred tax provision	22,318	(24,265)	—	(1,947)
Gain on sale of fixed assets -net	(1)	—	—	(1)
Equity in consolidated subsidiaries	(2,053)	—	2,053	—
Changes in operating assets and liabilities:
Accounts receivable	(8,851)	(8,686)	—	(17,537)
Inventories	(5,880)	(14,933)	—	(20,813)
Prepaid expenses and other assets	(2,351)	(1,402)	380	(3,373)
Accounts payable	14,379	(2,546)	—	11,833
Intercompany accounts	(46,488)	46,488	—	—
Accrued liabilities	1,211	55	(380)	886

Net cash flow from operating activities	(16,602)	2,626	—	(13,976)

CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditures	(714)	(2,331)	—	(3,045)
Acquisition of business, net of cash acquired	(215,395)	—	—	(215,395)
Proceeds from sale of fixed assets	7	—	—	7

Net cash flow from investing activities	(216,102)	(2,331)	—	(218,433)

CASH FLOW FROM FINANCING ACTIVITIES:
Net borrowings under revolving loan facilities	99,056	—	—	99,056
Issuance of senior notes, net of financing fees	119,621	—	—	119,621
Common stock issuance costs	(412)	—	—	(412)
Repayment of long-term debt	(173)	(286)	—	(459)

Net cash flow from financing activities	218,092	(286)	—	217,806

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(14,612)	9	—	(14,603)
CASH AND CASH EQUIVALENTS — Beginning of period	14,719	15	—	14,734

CASH AND CASH EQUIVALENTS — End of period	$107	$24	$—	$131

NONCASH ACTIVITY
Unpaid capital expenditures	$37	—	—	$37
SUPPLEMENTAL CASH FLOW INFORMATION
Income taxes paid	6,468	35	—	6,503
Interest paid	7,658	12	—	7,670

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	Subsequent Events

The Company is currently considering the acquisition of a business in their industry for an expected purchase price of approximately $50,000. If consummated, the acquisition is expected to materially increase the Company’s revenue and earnings, and would be financed by available borrowings under their credit agreement. The prospective seller and the Company have signed a confidentiality agreement and a non-binding letter of intent (which includes a binding exclusivity provision). Consummation of the acquisition is subject to numerous contingencies, including the execution of a definitive acquisition agreement, the completion of the Company’s due diligence investigation, and the approval of the boards of directors of both parties. As a result, there can be no assurance that the Company will consummate this acquisition.

Copperfield, LLC

F-1

REPORT OF INDEPENDENT AUDITORS

To the Members of Copperfield, LLC

In our opinion, the accompanying balance sheets and the related statements of operations, of changes in members’ deficiency and of cash flows present fairly, in all material respects, the financial position of Copperfield, LLC (the “Company”) at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/  PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP

Minneapolis, Minnesota
February 28, 2007, except for
Note 13 for which the date
is March 11, 2007

F-2

COPPERFIELD, LLC

BALANCE SHEETS
December 31, 2006 and 2005

	2006	2005
	(In thousands of dollars)

ASSETS
CURRENT ASSETS
Cash	$3	$102
Accounts receivable, net	56,222	32,678
Inventories	43,787	36,722
Other current assets	164	80

Total current assets	100,176	69,582
Property and equipment, net	30,418	27,989
Goodwill	7,902	7,902
Intangible assets, net	821	1,126
Other assets	104	106

TOTAL ASSETS	$139,421	$106,705

LIABILITIES AND MEMBERS’ DEFICIENCY
CURRENT LIABILITIES
Current portion of long-term debt	$8,150	$7,502
Borrowings under revolving line of credit	56,448	35,127
Accounts payable	25,255	25,198
Book overdraft	769	224
Accrued expenses	3,616	2,937

TOTAL CURRENT LIABILITIES	94,238	70,988
Long-term debt, less current portion	47,469	49,937

TOTAL LIABILITIES	141,707	120,925

Commitments and contingencies (Notes 7 and 11)
MEMBERS’ DEFICIENCY
Contributed capital	4,455	4,455
Accumulated deficit	(6,741)	(18,675)

Total members’ deficiency	(2,286)	(14,220)

TOTAL LIABILITIES AND MEMBERS’ DEFICIENCY	$139,421	$106,705

The accompanying notes are an integral part of these financial statements.

F-3

COPPERFIELD, LLC

STATEMENT OF OPERATIONS
Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
	(In thousands of dollars)

NET SALES	$519,594	$202,066	$136,749
COST OF SALES	472,659	176,356	114,790

GROSS PROFIT	46,935	25,710	21,959
SELLING, WAREHOUSING GENERAL AND ADMINISTRATIVE	19,005	13,933	14,647

OPERATING INCOME	27,930	11,777	7,312
OTHER EXPENSES
INTEREST EXPENSE	12,267	6,093	2,245

NET INCOME	$15,663	$5,684	$5,067

The accompanying notes are an integral part of these financial statements.

F-4

Copperfield, LLC

STATEMENT OF CHANGES IN MEMBERS’ DEFICIENCY
Years Ended December 31, 2006, 2005 and 2004

			Total
		Accumulated	Members’
	Contributed	Earnings	Equity
	Capital	(Deficit)	(Deficiency)
	(In thousands of dollars)

Balances at December 31, 2003	$4,455	$8,250	$12,705
Member distributions	—	(3,078)	(3,078)
Net income	—	5,067	5,067

Balances at December 31, 2004	4,455	10,239	14,694
Member distributions	—	(34,598)	(34,598)
Net income	—	5,684	5,684

Balances at December 31, 2005	4,455	(18,675)	(14,220)
Member distributions	—	(3,729)	(3,729)
Net income	—	15,663	15,663

Balances at December 31, 2006	$4,455	$(6,741)	$(2,286)

The accompanying notes are an integral part of these financial statements.

F-5

COPPERFIELD, LLC

STATEMENT OF CASH FLOWS
Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
	(In thousands of dollars)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$15,663	$5,684	$5,067
Adjustments to reconcile net income to net cash (used in) provided by operating activities
Depreciation and amortization of property and equipment	6,357	4,565	3,618
Amortization of intangible assets	534	412	1,023
PIK interest	2,336	1,375	579
Accretion of debt discount	—	257	103
Provision for doubtful accounts	1,088	119	14
Loss on disposal of equipment held for sale	—	—	484
Loss on disposal of other equipment	—	3	94
Changes in operating assets and liabilities
Accounts receivable	(24,632)	(20,667)	(1,789)
Inventories	(7,065)	(11,560)	(1,037)
Other current and noncurrent assets	(82)	56	41
Accounts payable	(13)	16,212	2,383
Accrued expenses	679	220	(28)
Contingent interest liability	—	(1,600)	101

Net cash (used in) provided by operating activities	(5,135)	(4,924)	10,653

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment and leasehold improvements	(6,468)	(2,242)	(7,734)
Proceeds from sale of equipment	—	—	1,714
Purchase of certain assets of Wire Technologies, Inc. (Note 3)	—	(15,725)	—

Net cash used in investing activities	(6,468)	(17,967)	(6,020)

CASH FLOWS FROM FINANCING ACTIVITIES
Change in book overdraft.	545	(536)	44
Proceeds from borrowings on line of credit	42,413	96,509	75,350
Principal payments on line of credit	(21,092)	(73,676)	(72,250)
Proceeds from borrowings on long-term debt	1,580	50,707	—
Principal payments on long-term debt	(7,984)	(14,485)	(4,668)
Payment of deferred finance costs	(229)	(951)	(35)
Distributions to members	(3,729)	(34,598)	(3,078)

Net cash provided by (used in) financing activities	11,504	22,970	(4,637)

Net change in cash	(99)	79	(4)
CASH
Beginning of year	102	23	27

End of year	$3	$102	$23

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for interest	$9,949	$4,086	$1,591
SUPPLEMENTAL DISCLOSURE OF SIGNIFICANT NONCASH INVESTING AND FINANCING ACTIVITIES
Purchases of property and equipment in accounts payable	242	172	982
Equipment acquired through capital lease	2,248	5,566	875

The accompanying notes are an integral part of these financial statements.

F-6

Copperfield, LLC

NOTES TO FINANCIAL STATEMENTS
(in thousands of dollars)

1.	Nature of Business

Copperfield, LLC (the “Company”) is engaged in precision manufacturing of drawn and insulated copper wire principally for the appliance, electronics, automotive, and distribution industries. The Company’s sales are primarily in the United States.

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue when the title and risk of loss are transferred to customers upon delivery based on terms of sale. Provisions are made for customer rebates and allowances at the time product sales are recognized based on the terms and conditions of sales incentive agreements. Shipping and handling costs of $4,559, $3,274 and $3,311 for the years ended December 31, 2006, 2005 and 2004, respectively, were included in selling, warehousing, general and administrative expense.

Cash

The Company considers investments in all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company maintains its cash primarily with one financial institution.

Allowance for Doubtful Accounts

The Company estimates the allowance for doubtful accounts by considering historical experience, aging of accounts receivable and specifically identified at-risk accounts. The adequacy of the allowance is evaluated on a periodic basis and adjustments are made in the period in which a change in condition occurs.

Inventories

Inventories consisting primarily of materials, labor and overhead are stated at the lower of cost or market, determined on the first-in, first-out (“FIFO”) method. The Company estimates losses for excess, obsolete inventory and the net realizable value of inventory based on the aging of the inventory and the evaluation of the likelihood of recovering the inventory costs based on anticipated demand and selling price.

Property and Equipment

Property and equipment are stated at historical cost and depreciated over their estimated useful lives. Equipment with estimated useful lives ranging from three to seven years are depreciated using the straight-line method. Buildings and leasehold improvements with estimated useful lives of 3 to 10 years or over the term of the lease, whichever is less, are depreciated and amortized using the straight-line method. Expenditures for maintenance and repairs and minor renewals and betterments which do not improve or extend the life of the respective assets are expensed as incurred. All other expenditures for renewals and betterments are capitalized. The asset and related depreciation and amortization accounts are adjusted for property retirements and disposals with the resulting gains or losses included in operations.

F-7

Copperfield, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

Intangible Assets

Intangible assets consist principally of customer relationships from business combinations. Intangible assets are amortized over the period of economic benefit, generally three to five years. Debt issuance costs are amortized over the term of the related financing agreement using a method which approximates the interest method over the term of related debt.

Impairment of Long-Lived Assets

The Company assesses the recoverability of long-lived assets periodically to determine if facts or changes in circumstances indicate that expected future undiscounted cash flows might not be sufficient to support the carrying value of an asset. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to future net cash flows, expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds fair value of the assets based on discounted future cash flows.

Goodwill

Goodwill arises principally from business acquisitions. Goodwill represents the excess of purchase price over the fair value of identifiable net assets acquired. Goodwill is tested annually at the end of each year, or as events or circumstances indicate a potential impairment in relation to estimated fair market values.

Derivative Instrument

The Company’s derivative instrument represented a contingent interest component with respect to the Company’s credit agreement providing for borrowings under a senior subordinated term loan borrowing facility, which was effectively indexed to the fair value of the Company’s member interests. Changes in the recorded estimated fair value of the contingent interest component were based on the change in the estimated future fair value of the underlying (the Company’s) member interests and recognized by the Company each period in current earnings as a component of interest expense. Contingent interest component was paid during the debt refinancing in March 2005 (Note 5).

Income Taxes

The Company is a limited liability corporation and, accordingly, no provision or liability for income taxes is reflected in the Company’s financial statements. The otherwise taxable income of the Company and related deductions are allocated to and reported in the individual income tax returns of each of the members.

New Accounting Pronouncements

In June 2006, the Emerging Issues Task Force (“EITF”) reached consensus on and ratified EITF Issue 06-03, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation) (“EITF 06-03”). The scope of this Issue includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, and some excise taxes. The Task Force concluded that the presentation of taxes within the scope of the Issue on either a gross (included in revenues and costs) or a net (excluded from revenues) basis is an accounting policy decision that should be disclosed pursuant to Opinion 22. In addition, for any such taxes that are reported on a gross basis, a company should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. The disclosure of those taxes can be done on an aggregate basis. The consensus in this Issue should be applied to financial reports for reporting periods beginning after December 15, 2006. The

F-8

Copperfield, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

Company does not believe the adoption of EITF 06-03 will have an impact on its financial position or results of operations.

In September 2006, the United States Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). This SAB addresses diversity in practice of quantifying financial statement misstatements. It establishes an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company’s financial statements and the related financial statement disclosures. The SAB is effective for financial statements issued for fiscal years ending after November 15, 2006. The Company believes the adoption of SAB 108 will not have an impact on its financial position or results of operations.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”). This standard clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. This standard is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS No. 157 will have an impact on its financial position or results of operations.

3.	Acquisition of Wire Technologies, Inc.

On November 30, 2005, the Company purchased certain assets for $15,725, including $668 in transaction-related costs of which $70 was paid to one of its owners. The purchase was funded principally through borrowings under a $1,420 mortgage loan, a $5,837 equipment loan, $3,000 additional subordinated debt and additional borrowings under the Company’s revolving line of credit of $4,800. The Company acquired these assets to increase its manufacturing production capacity.

The acquisition was accounted for using the purchase method of accounting. The estimated fair values of the assets acquired exceeded the purchase price by approximately $3,400. The allocation of the purchase price was based on a pro-rata basis to reduce the fair value of land, buildings and equipment acquired. The results of the operations generated from the acquired assets have been included in the Company’s Statement of Operations since the date of acquisition.

At the date of acquisition, the estimated fair value of the assets acquired by the Company was as follows:

Inventories	$9,915
Land, building and equipment	5,379
Debt issuance costs	431

$15,725

The following summarizes pro forma results of operations, assuming the acquisition of Wire Technologies, Inc. occurred at January 1, 2004:

	2005	2004

Total revenues	$309,690	$236,360
Net income	5,931	3,857

F-9

Copperfield, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

4.	Selected Financial Statement Information

Accounts Receivable, Net

	2006	2005

Accounts receivable	$57,555	$32,923
Less: Allowance for doubtful accounts	(1,333)	(245)

	$56,222	$32,678

Summarized below is the activity for the allowance for doubtful accounts:

	2006	2005

Balance, beginning of year	$245	$130
Provision	1,088	119
Write-offs, net of recovery	—	(4)

Balance, end of year	$1,333	$245

Inventories

	2006	2005

Raw materials	$19,789	$20,161
Finished goods	23,998	16,561

	$43,787	$36,722

Property and Equipment, Net

	2006	2005

Land	$1,043	$192
Building and leasehold improvements	4,874	3,250
Vehicles and office equipment	2,016	1,897
Extrusion equipment	31,633	27,511
Drawing equipment	17,408	15,338

	56,974	48,188
Less: Accumulated depreciation and amortization	(26,556)	(20,199)

	$30,418	$27,989

	2006	2005

Property and equipment under capital lease	$17,279	$15,031
Less: Accumulated depreciation	(4,163)	(1,661)

	$13,116	$13,370

F-10

Copperfield, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

Intangible Assets, Net

	2006
		Accumulated
	Cost	Amortization	Net

Customer relationships	$2,790	$(2,790)	$—
Debt issuance costs	1,586	(765)	821

	$4,376	$(3,555)	$821

	2005
		Accumulated
	Cost	Amortization	Net

Customer relationships	$2,790	$(2,777)	$13
Debt issuance costs	1,357	(244)	1,113

	$4,147	$(3,021)	$1,126

Total amortization expense related to intangible assets for the years ended December 31, 2006, 2005 and 2004, was $534, $412 and $1,023, respectively. At December 31, 2006, it its estimated that future amortization will be:

Fiscal Year
2007	$568
2008	210
2009	42
2010	1

$821

5.	Refinancing

On March 28, 2005, the Company completed a debt refinancing transaction and made a distribution to its members using a portion of the proceeds from the debt refinancing. Under the debt refinancing, the Company received proceeds of approximately $60,776 including $38,576 from a revolving line of credit borrowing facility and two term loans with a senior bank lender, $7,000 from a senior subordinated credit facility, $12,000 from a junior subordinated debt facility and $3,200 from a mortgage promissory note. The Company used the proceeds from the borrowings to pay off in full $28,029 of then existing debt plus accrued PIK interest and accrued contingent interest of $1,360 and $1,600, respectively, to pay $951 of debt issuance costs and to make cash distributions of $32,000 to its members.

F-11

Copperfield, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

6.	2006 and 2005 Debt Arrangements

Long-term debt at December 31, 2006 and 2005, consisted of the following:

	2006	2005

Senior debt
Borrowings under revolving line of credit(1)	$56,448	$35,127
Term loan A(2)	9,569	11,778
Term loan B(3)	2,222	3,889
Mortgage promissory term note(4)	2,455	3,019
Mortgage promissory term note(5)	1,317	1,412
Mortgage promissory term note(6)	1,492	—
Equipment promissory term note(7)	4,572	5,740
Capital lease obligation under master lease agreement(8)	1,777	2,791
Capital lease obligation(9)	3,274	4,025
Capital lease obligation(10)	1,131	1,400
Capital lease obligation(11)	1,658	—
Other	559	128

	86,474	69,309

Subordinated debt
Term note(12)	10,836	10,183
Term note(13)	14,757	13,074

	25,593	23,257

	112,067	92,566
Less: Current portion of long-term debt	(8,150)	(7,502)
Less: Borrowings under revolving line of credit	(56,448)	(35,127)

	$47,469	$49,937

Senior Debt

The revolving credit facility and term loans A and B were entered into under a credit agreement.

(1) In March 2005, the Company entered into a revolving credit facility providing for borrowings up to $85,000, as amended, limited to the sum of eligible accounts receivable and inventories of the Company, as defined in the credit agreement. The revolving credit facility expires on March 31, 2008, at which time the outstanding principal balance is due. The revolving credit facility contains a subjective acceleration clause and a requirement that cash deposits be only made through a lockbox maintained by the senior lender; therefore, the entire balance has been classified as current. The Company had $28,552 and $11,873 available under the revolving credit facility at December 31, 2006 and 2005, respectively.

(2) In March 2005, the Company entered into a term loan A, as amended, for $13,250. Term loan A is payable in equal monthly principal installments of $184 through March 1, 2008, and a final installment of unpaid principal on March 31, 2008.

(3) In March 2005, the Company entered into a term loan B, as amended, for $5,000. Term loan B is payable in equal monthly principal installments of $139 through March 1, 2008, and a final installment of unpaid principal on March 31, 2008.

F-12

Copperfield, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

Borrowings under the revolving credit facility and term loan A and B bear interest at the bank’s reference rate plus margin or the LIBOR rate plus margin. The revolving credit facility and term loans had the following margins at December 31, 2006 and 2005, respectively:

Bank reference rate — revolving credit facility	0%
LIBOR rate — revolving credit facility	2.50%
Bank reference rate — term loans	.50%
LIBOR rate — term loans	3.00%

At December 31, 2006 and 2005, the bank’s reference rate was 8.25% and 7.25%, respectively, and the LIBOR rate was 5.33% and 4.39%, respectively.

Borrowings under the credit agreement are collateralized by all the Company’s assets and require the Company to meet certain restrictive financial covenants relating to minimum debt service coverage ratio, minimum net income, maximum total leverage ratio, maximum capital expenditures and operating lease commitment. The credit agreement also contains a subjective acceleration clause and cross-default provisions. At December 31, 2006, the Company was in violation of one of its covenants. On February 15, 2007, the Company obtained a waiver for the maximum capital expenditures covenant violation.

(4) In March 2005, the Company entered into a $3,200 mortgage promissory term note. The note is payable in equal monthly installments of principal and interest of $36 through March 2010. The note bears interest at 6% and is collateralized by the land and building. The note includes certain restrictive financial covenants relating to minimum debt service coverage ratio, maximum total leverage ratio, minimum net income, maximum capital expenditures and contains cross-default provisions. At December 31, 2006, the Company was in violation of one of its covenants. On February 12, 2007, the Company obtained a waiver and amendment for the maximum capital expenditures covenant violation.

(5) In November 2005, the Company entered into a $1,420 mortgage promissory term note. The note is payable in equal monthly installments of principal and interest of $8 through November 2008. The note bears interest at the bank’s reference rate plus 1% and is collateralized by the land and building. The note includes certain restrictive financial covenants relating to minimum debt service coverage ratio, maximum total leverage ratio, minimum net income, maximum capital expenditures and contains cross-default provisions. At December 31, 2006, the Company was in violation of one of its covenants. On February 12, 2007, the Company obtained a waiver and amendment for the maximum capital expenditures covenant violation.

(6) In February 2006, the Company entered into a $1,580 mortgage promissory term note. The note is payable in equal monthly installments of principal and interest of $9 through February 2009 when remaining principal and interest are due. The note bears interest at the bank’s reference rate plus 1% and is collateralized by the land and building. The note includes certain restrictive financial covenants relating to minimum debt service coverage ratio, maximum total leverage ratio, minimum net income, maximum capital expenditures and contains cross-default provisions. At December 31, 2006, the Company was in violation of one of its covenants. On February 12, 2007, the Company obtained a waiver and amendment for the maximum capital expenditures covenant violation.

(7) In November 2005, the Company entered into a $5,837 equipment promissory term note. The note is due in equal monthly installments of principal and interest of $97 through November 2008. The note bears interest at the bank’s reference rate plus 1% and is collateralized by equipment acquired in the Wire Technology, Inc. transaction. The note includes certain restrictive financial covenants relating to minimum debt service coverage ratio, maximum total leverage ratio, minimum net income, maximum capital expenditures and contains cross-default provisions. At December 31, 2006, the Company was in violation of one of its covenants. On February 12, 2007, the Company obtained a waiver and amendment for the maximum capital expenditures covenant violation.

(8) In November 2002, the Company entered into a master lease, as amended, under which the Company may finance a series of individual leases up to $4,500. The individual leases bear interest at various rates ranging

F-13

Copperfield, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

between 4.09% and 6.59% and are due in varying monthly payments through October 2009. The master lease requires the Company to meet certain restrictive financial covenants related to minimum fixed charge coverage ratio, maximum total leverage coverage ratio and contains cross-default provisions. At December 31, 2005, the Company was in violation of certain covenants. On March 28, 2006, the Company obtained a waiver for the violations of the fixed charge coverage ratio and the maximum total leverage ratio.

(9) In September 2005, the Company entered into a capital lease obligation for $4,093. The capital lease is payable in equal monthly principal installments of $68 through September 2010 and bears interest at the 30-day LIBOR rate plus 3.75%.

(10) In December 2005, the Company entered into a capital lease obligation for $1,468. The capital lease is payable in equal monthly principal installments of $24 through December 2010 and bears interest at the 30-day LIBOR rate plus 3.75%.

(11) In September 2006, the Company entered into a capital lease obligation for $1,745. The capital lease is payable in equal monthly principal installments of $29 through September 2011 and bears interest at the 30-day LIBOR rate plus 3.40%.

Subordinated Debt

(12) In March 2005, the Company entered into a senior subordinated term note, as amended, for $10,000. Borrowings under the subordinated term note bear interest at the bank’s reference rate plus 5% and 6% payable-in-kind (“PIK”). The note matures in March 2008. Total accrued PIK interest on December 31, 2006 and 2005, was $836 and $182, respectively. The note requires the Company to meet certain restrictive financial covenants relating to minimum debt service coverage ratio, minimum net income, maximum total leverage ratio, maximum capital expenditures and operating lease commitment. The note also contains subjective acceleration and cross-default provisions. At December 31, 2006, the Company was in violation of one of its covenants. On February 15, 2007, the Company obtained a waiver for the maximum capital expenditures covenant violation.

(13) In March 2005, the Company entered into a junior subordinated term note, as amended, for $12,000. Borrowings under the junior subordinated term note bear interest at a fixed rate of 8% and 12% PIK. The note matures on March 24, 2009. Total accrued PIK interest on December 31, 2006 and 2005, was $2,756 and $1,074, respectively. The note requires the Company to meet certain restrictive financial covenants relating to minimum debt service coverage ratio, minimum net income, maximum total leverage ratio, maximum capital expenditures and operating lease commitment. The note also contains subjective acceleration and cross-default provisions. At December 31, 2006, the Company was in violation of one of its covenants. On February 12, 2007, the Company obtained a waiver for the maximum capital expenditures covenant violation.

Aggregate maturities of long-term debt are as follows:

	Capital	Long-Term
	Lease	Debt	Total

2007	$4,665	$4,344	$9,009
2008	6,066	20,366	26,432
2009	2,024	16,315	18,339
2010	1,617	1,623	3,240
2011	338	—	338

	14,710	42,648	57,358
Interest	1,739	—	1,739

	$12,971	$42,648	$55,619

F-14

Copperfield, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

7.	Commitments

The Company leases manufacturing and office facilities from an entity owned by a related party. The lease term extends through December 2013 with an option to renew for two additional five-year periods. Monthly payments under the lease are $54. The lease provides for a fair market value limited purchase option that applies on December 31, 2008, if not previously exercised. Total rent expense was $1,883, $1,077 and $1,406 for the years ended December 31, 2006, 2005 and 2004, respectively, including rent to the entity owned by the related party in the Company of $990, $642 and $603 for the respective years.

Future minimum lease payment obligations at December 31, 2006, are as follows:

	Related
Year	Party	Other	Total

2007	$990	$693	$1,683
2008	990	544	1,534
2009	990	544	1,534
2010	990	544	1,534
2011	990	443	1,433
Thereafter	1,979	318	2,297

	$6,929	$3,086	$10,015

Effective June 15, 2004, the Company subleases a portion of a facility to an unrelated party. The lease term extends through June 14, 2014, with an option to renew for two additional five-year periods. Monthly payments under the sublease are $9.

Future minimum rental income under the lease at December 31, 2006, is as follows:

Year

2007	$104
2008	104
2009	104
2010	104
2011	104
Thereafter	257

$777

8.	Employee Benefit Plan

The Company sponsors a defined contribution plan covering substantially all of its employees. Employee contributions of 6% of eligible compensation are matched 50% by the Company. The Company contributed $407, $182 and $153 to the plan for the years ended December 31, 2006, 2005 and 2004, respectively.

9.	Customer Concentration

During 2006, the Company had two customers representing 22% and 10% of accounts receivable and 13% and 8% of net sales. No customer concentration existed in 2005 or 2004.

F-15

Copperfield, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

10.	Business Credit Concentration

For the years ended December 31, 2006, 2005 and 2004, the Company had the following vendor purchases and accounts payable concentrations:

	2006		2005		2004
	Net	Accounts	Net	Accounts	Net	Accounts
	Purchases	Payable	Purchases	Payable	Purchases	Payable

Vendor A	30%	29%	36%	37%	55%	43%
Vendor B	30	48	28	18	24	19
Vendor C	16	1	9	7	9	13

11.	Contingencies

From time to time, the Company is subject to various legal actions and claims arising during the normal course of operations, including product liability claims. While the outcome of any claims could have a material impact on the Company’s financial results in a particular period, in the opinion of management, the ultimate resolution of any such legal actions and claims will not have a material effect on the Company’s financial position, results of operations or cash flows.

12.	Related Party Transaction

As previously discussed in Note 7, the Company leases manufacturing and office facilities from a related party.

The Company has a contract with the related party to provide for shipping (transporting) products to customers. The Company made payments of $165, $196 and $143 to the related party for the years ended December 31, 2006, 2005 and 2004, respectively. The contract has no fixed minimum volume level requirements.

The Company pays an annual management fee to a related party. For the years ended December 31, 2006, 2005 and 2004, the Company paid $163, $163 and $100, respectively, in management fees to an affiliate of the majority member interest holder.

13.	Subsequent Events

On March 11, 2007, the Company entered into a definitive agreement to sell the equity interests of the Company to Coleman Cable, Inc. (“Coleman”) for $213,000 in cash. Coleman, based in Waukegan, Illinois, is a designer, developer, manufacturer and supplier of electrical wire and cable products in the United States.

F-16

Copperfield, LLC
Statements of Operations
(thousands)

(unaudited)

	Three months ended March 31,
	2006	2007

Net sales	$109,914	$126,437
Cost of sales	99,361	111,884

Gross profit	10,553	14,553
Selling, warehousing, general and administrative expense	4,816	4,756

Operating income	5,737	9,797
Other expenses
Interest expense	2,493	3,157

Net income	3,244	6,640

F-17

Copperfield, LLC
Balance Sheets
(thousands)

(unaudited)

	December 31,	March 31,
	2006	2007

Assets
Current assets
Cash	$3	$3
Accounts receivable, net	56,222	61,248
Inventories	43,787	38,795
Other current assets	164	559

Total current assets	100,176	100,605
Property and equipment, net	30,418	29,096
Goodwill	7,902	7,902
Intangible assets, net	821	685
Other assets	104	103

Total assets	$139,421	$138,391

Liabilities and Members’ Deficiency
Current liabilities
Current portion of long-term debt	$8,150	$25,994
Borrowings under revolving line of credit	56,448	45,696
Accounts payable	25,255	32,534
Book overdraft	769	401
Accrued expenses	3,616	2,379

Total current liabilities	94,238	107,004
Long-term debt, less current portion	47,469	28,186

Total liabilities	$141,707	135,190

Members’ deficiency
Contributed capital	4,455	4,455
Accumulated deficit	(6,741)	(1,254)

Total members’ deficiency	(2,286)	3,201

Total liabilities and members’ deficiency	$139,421	$138,391

F-18

Copperfield, LLC
Statements of Cash Flows
(thousands)

(unaudited)

	Three-Month Period
	Ended March 31,
	2006	2007

Cash flows from operating activities
Net income	$3,244	$6,640
Adjustments to reconcile net income to net cash (used in) provided by operating activities
Depreciation and amortization of property and equipment	1,444	1,752
Amortization of intangible assets	128	136
PIK interest	504	398
Provision for doubtful accounts	311	28
Changes in operating assets and liabilities
Accounts receivable	(26,439)	(5,054)
Inventories	(9,411)	4,992
Other current and noncurrent assets	(76)	(394)
Accounts payable	12,136	7,428
Accrued expenses	(613)	(1,237)

Net cash (used in) provided by operating activities	(18,772)	14,689

Cash flows from investing activities
Purchase of equipment and leasehold improvements	(2,753)	(579)

Net cash used in investing activities	(2,753)	(579)

Cash flows from financing activities
Change in book overdraft	930	(368)
Proceeds from borrowings on line of credit	63,606	124,360
Principal payments on line of credit	(42,413)	(135,112)
Proceeds from borrowings on long-term debt	1,580	—
Principal payments on long-term debt	(2,198)	(1,837)
Payment of deferred finance costs	(78)	—
Distributions to members	—	(1,153)

Net cash provided by (used in) financing activities	21,427	(14,110)

Net change in cash	(98)	—
Cash
Beginning of period	102	3

End of period	$4	$3

Supplemental cash flow information	—	—
Cash paid during the year for interest	$2,053	$2,816
Supplemental disclosure of significant noncash investing and financing activities
Purchases of property and equipment in accounts payable	94	93
Equipment acquired through capital lease	29	—

F-19

1.	Basis of Presentation

The interim financial statements included have been prepared by Copperfield, LLC (the “Company”) without audit, pursuant to Generally Accepted Accounting principles. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted, pursuant to such rules and regulations.

The interim financial statements presented herein as of March 31, 2007 and for the three months ended March 31, 2007 and 2006, reflect in the opinion of management, all adjustments necessary for a fair presentation of the financial position and the results of operations and cash flows for the periods presented. These adjustments are all of a normal recurring nature. The results of operations for any interim period are not necessarily indicative of results for the full year.

The December 31, 2006 balance sheet amounts were derived from audited financial statements, but do not include all disclosures required by accounting principles generally accepted in the United States of America.

2.	Recent Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”), which permits entities to elect to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The provisions of SFAS 159 are effective for fiscal years beginning after November 15, 2007. The Company believes the adoption of SFAS 159 will not have a material impact on its financial position or results of operations.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”). This standard clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. This standard is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS No. 157 will have a material impact on its financial position or results of operations.

3.	Inventories

	March 31,	December 31,
	2007	2006

Raw materials	$21,184	$19,789
Finished goods	17,611	23,998

	$38,795	$43,787

F-20

3.	Debt Arrangements

Long-term debt at March 31, 2007 and December 31, 2006, consisted of the following:

	March 31,	December 31,
	2007	2006
Senior Debt
Borrowings under revolving line of credit(1)	$45,696	$56,448
Term loan A(2)	9,017	9,569
Term loan B(2)	1,806	2,222
Mortgage promissory term note(4)	2,385	2,455
Mortgage promissory term note(5)	1,302	1,317
Mortgage promissory term note(6)	1,466	1,492
Equipment promissory term note(7)	4,378	4,572
Capital lease obligation under master lease agreement(8)	1,519	1,777
Capital lease obligation(9)	3,070	3,274
Capital lease obligation(10)	1,131	1,131
Capital lease obligation(11)	1,600	1,658
Other	515	559

	73,885	86,474

Subordinated debt
Term note(12)	10,943	10,836
Term note(13)	15,048	14,757

	25,991	25,593

	99,876	112,067
Less: Current portion of long-term debt	(25,994)	(8,150)
Less: Borrowings under revolving line of credit	(45,696)	(56,448)

	28,186	47,469

Senior Debt

The revolving credit facility and term loans A and B were entered into under a credit agreement.

(1) In March 2005, the Company entered into a revolving credit facility providing for borrowings up to $85,000, as amended, limited to the sum of eligible accounts receivable and inventories of the Company, as defined in the credit agreement. The revolving credit facility expires on March 31, 2008, at which time the outstanding principal balance is due. The revolving credit facility contains a subjective acceleration clause and a requirement that cash deposits be only made through a lockbox maintained by the senior lender; therefore, the entire balance has been classified as current. The Company had $39,304 available under the revolving credit facility at March 31, 2007.

(2) In March 2005, the Company entered into a term loan A, as amended, for $13,250. Term loan A is payable in equal monthly principal installments of $184 through March 1, 2008, and a final installment of unpaid principal on March 31, 2008.

(3) In March 2005, the Company entered into a term loan B, as amended, for $5,000. Term loan B is payable in equal monthly principal installments of $139 through March 1, 2008, and a final installment of unpaid principal on March 31, 2008.

F-21

Borrowings under the revolving credit facility and term loan A and B bear interest at the bank’s reference rate plus margin or the LIBOR rate plus margin. The revolving credit facility and term loans had the following margins at March 31, 2007:

Bank reference rate — revolving credit facility	0%
LIBOR rate — revolving credit facility	2.50%
Bank reference rate — term loans	.50%
LIBOR rate — term loans	3.00%

At March 31, 2007, the bank’s reference rate was 8.25% and the LIBOR rate was 5.39%.

Borrowings under the credit agreement are collateralized by all the Company’s assets and require the Company to meet certain restrictive financial covenants relating to minimum debt service coverage ratio, minimum net income, maximum total leverage ratio, maximum capital expenditures and operating lease commitment. The credit agreement also contains a subjective acceleration clause and cross-default provisions.

(4) In March 2005, the Company entered into a $3,200 mortgage promissory term note. The note is payable in equal monthly installments of principal and interest of $36 through March 2010. The note bears interest at 6% and is collateralized by the land and building. The note includes certain restrictive financial covenants relating to minimum debt service coverage ratio, maximum total leverage ratio, minimum net income, maximum capital expenditures and contains cross-default provisions.

(5) In November 2005, the Company entered into a $1,420 mortgage promissory term note. The note is payable in equal monthly installments of principal and interest of $8 through November 2008. The note bears interest at the bank’s reference rate plus 1% and is collateralized by the land and building. The note includes certain restrictive financial covenants relating to minimum debt service coverage ratio, maximum total leverage ratio, minimum net income, maximum capital expenditures and contains cross-default provisions.

(6) In February 2006, the Company entered into a $1,580 mortgage promissory term note. The note is payable in equal monthly installments of principal and interest of $9 through February 2009 when remaining principal and interest are due. The note bears interest at the bank’s reference rate plus 1% and is collateralized by the land and building. The note includes certain restrictive financial covenants relating to minimum debt service coverage ratio, maximum total leverage ratio, minimum net income, maximum capital expenditures and contains cross-default provisions.

(7) In November 2005, the Company entered into a $5,837 equipment promissory term note. The note is due in equal monthly installments of principal and interest of $97 through November 2008. The note bears interest at the bank’s reference rate plus 1% and is collateralized by equipment acquired in the Wire Technology, Inc. transaction. The note includes certain restrictive financial covenants relating to minimum debt service coverage ratio, maximum total leverage ratio, minimum net income, maximum capital expenditures and contains cross-default provisions.

(8) In November 2002, the Company entered into a master lease, as amended, under which the Company may finance a series of individual leases up to $4,500. The individual leases bear interest at various rates ranging between 4.09% and 6.59% and are due in varying monthly payments through October 2009. The master lease requires the Company to meet certain restrictive financial covenants related to minimum fixed charge coverage ratio, maximum total leverage coverage ratio and contains cross-default provisions.

(9) In September 2005, the Company entered into a capital lease obligation for $4,093. The capital lease is payable in equal monthly principal installments of $68 through September 2010 and bears interest at the 30-day LIBOR rate plus 3.75%.

(10) In December 2005, the Company entered into a capital lease obligation for $1,468. The capital lease is payable in equal monthly principal installments of $24 through December 2010 and bears interest at the 30-day LIBOR rate plus 3.75%.

(11) In September 2006, the Company entered into a capital lease obligation for $1,745. The capital lease is payable in equal monthly principal installments of $29 through September 2011 and bears interest at the 30-day LIBOR rate plus 3.40%.

F-22

Subordinated Debt

(12) In March 2005, the Company entered into a senior subordinated term note, as amended, for $10,000. Borrowings under the subordinated term note bear interest at the bank’s reference rate plus 5% and 6% payable-in-kind (“PIK”). The note matures in March 2008. Total accrued PIK interest on March 31, 2007 was $943. The note requires the Company to meet certain restrictive financial covenants relating to minimum debt service coverage ratio, minimum net income, maximum total leverage ratio, maximum capital expenditures and operating lease commitment. The note also contains subjective acceleration and cross-default provisions.

(13) In March 2005, the Company entered into a junior subordinated term note, as amended, for $12,000. Borrowings under the junior subordinated term note bear interest at a fixed rate of 8% and 12% PIK. The note matures in March 24, 2009. Total accrued PIK interest on March 31, 2007 was $3,048. The note requires the Company to meet certain restrictive financial covenants relating to minimum debt service coverage ratio, minimum net income, maximum total leverage ratio, maximum capital expenditures and operating lease commitment. The note also contains subjective acceleration and cross-default provisions.

On April 2, 2007, all outstanding equity interest of the Company were acquired by Coleman Cable, Inc. (“Coleman”) resulting in the payment of all outstanding debt arrangements.

5.	Commitments

The Company leases manufacturing and office facilities from an entity owned by a related party. The lease term extends through December 2013 with an option to renew for two additional five-year periods. Monthly payments under the lease are $54. The lease provides for a fair market value limited purchase option that applies on December 31, 2008, if not previously exercised. Total rent expense was $522 and $456, for the three-month periods ended March 31, 2007 and 2006, respectively, including rent to the entity owned by the related party in the Company of $248 and $247 for the respective periods.

Effective June 15, 2004, the Company subleases a portion of a facility to an unrelated party. The lease term extends through June 14, 2014, with an option to renew for two additional five-year periods. Monthly payments under the sublease are $9.

6.	Contingencies

From time to time, the Company is subject to various legal actions and claims arising during the normal course of operations, including product liability claims. While the outcome of any claims could have a material impact on the Company’s financial results in a particular period, in the opinion of management, the ultimate resolution of any such legal actions and claims will not have a material effect on the Company’s financial position, results of operations or cash flows.

7.	Subsequent Events

On April 2, 2007, the Company sold all the outstanding equity interest of the Company to Coleman Cable, Inc. (“Coleman”) for $213,809, which does not reflect a working capital adjustment of $1,277 to be received by Coleman during the three months ended June 30, 2007.

F-23

Coleman Cable, Inc.

Offer to Exchange
9 7/8% Senior Exchange Notes due 2012
for all Outstanding
9 7/8% Senior Notes due 2012 issued on April 2, 2007

PROSPECTUS

September 5, 2007

Until October 15, 2007, all dealers that effect transactions in these securities, whether or not participating in the exchange offer, may be required to deliver a prospectus. This is in addition to a dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.